As filed with the Securities and Exchange Commission on December 1, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

FIRST REPUBLIC PREFERRED CAPITAL

CORPORATION

(Exact Name of Registrant as Specified in Governing Instruments)

111 Pine Street

San Francisco, California 94111

(415) 392-1400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Willis H. Newton, Jr.

Vice President, Chief Financial Officer and Treasurer

First Republic Preferred Capital Corporation

111 Pine Street

San Francisco, California 94111

(415) 392-1400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Laura M. Sizemore, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Kenneth L. Bachman, Jr., Esq. Cleary Gottlieb Steen & Hamilton LLP 2000 Pennsylvania Ave. NW Washington, DC 20006 (202) 974-1500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
% Noncumulative Series E Preferred Shares par value $.01 per share	4,600,000 shares	$25.00	$115,000,000.00	$12,305.00

(1)	Includes 600,000 % Noncumulative Series E Preferred Shares that the underwriters have an option to purchase solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion, dated December 1, 2006)

$100,000,000

First Republic Preferred Capital Corporation

            % Noncumulative Perpetual Series E Preferred Shares

(Liquidation Preference $25 per share)

Automatically Exchangeable under Certain Circumstances for

Preferred Shares of First Republic Bank

The Series E preferred shares

•	Accrue dividends that are:

—	payable quarterly only if our Board of Directors declares them and

—	noncumulative and will not be paid to you if they are not declared.

•	Are automatically exchangeable for preferred shares with substantially equivalent terms issued by First Republic Bank, our parent company, under the following circumstances:

—	the Bank becomes “undercapitalized” under regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended;

—	the Federal Deposit Insurance Corporation or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry so directs in writing because it anticipates that the Bank may in the near term become undercapitalized; or

—	the Bank is placed in bankruptcy, reorganization, conservatorship or receivership.

•	Are redeemable at our option on or after , 20 , with the prior consent of the Federal Deposit Insurance Corporation.

•	Rank senior to our common shares and equal to our other existing preferred shares with respect to dividend rights and rights upon liquidation.

•	Rank junior upon our liquidation to our obligations to our creditors, including any borrowings we may incur.

•	Have extremely limited voting rights.

Prior to this offering, there has been no public market for the Series E preferred shares. We intend to apply to list the Series E preferred shares on the New York Stock Exchange under the symbol “        .”

See “ Risk Factors” beginning on page 15 for a description of risk factors you should consider before you invest in the Series E preferred shares.

The offering will be underwritten on a firm commitment basis. The Bank has agreed to pay all underwriting discounts and commissions and offering expenses. As a result, 100% of the aggregate proceeds of the offering will be available to us.

None of the Securities and Exchange Commission, any state securities commission, the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry or the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposit accounts of any bank and are not insured or guaranteed to any extent by the Federal Deposit Insurance Corporation or any other government agency.

	Price to public		Underwriting discounts and commissions	Proceeds to us
Per Share		$25.00	$	$
Total	$		$	$

We have granted the underwriters a 30-day option to purchase an additional 600,000 Series E preferred shares at the same price and on the same terms, solely to cover over-allotments, if any.

We expect that the Series E preferred shares will be ready for delivery in book-entry form only through The Depository Trust Company on or about                     , 2006.

Joint Book-Running Managers

MORGAN STANLEY	WACHOVIA SECURITIES

                , 2006

i

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all the information that is important to you. Before you decide to invest in our Series E preferred shares, you should carefully read the following summary, together with the more detailed information and financial statements and related notes contained elsewhere in this prospectus, especially the risks of investing in the Series E preferred shares discussed in this prospectus under “Risk Factors,” and the risks of investing in the Series I preferred shares of First Republic Bank discussed in the attached Offering Circular under “Risk Factors.” Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Throughout this prospectus “we,” “our,” “us” and “FRPCC” refer to First Republic Preferred Capital Corporation and “Bank” refers to First Republic Bank.

First Republic Preferred Capital Corporation

General.    First Republic Preferred Capital Corporation is a Nevada corporation incorporated in April 1999 for the purpose of raising capital for the Bank. We are a majority owned subsidiary of the Bank, which owns 99.9% of our outstanding common stock. We were initially capitalized by the Bank with $111 million, which we used to acquire mortgage loans from the Bank. Our principal business is to acquire, hold, finance and manage assets secured by real estate mortgages and other obligations secured by real property, as well as certain other qualifying assets, that will generate income for distribution to our shareholders. All of the mortgage assets we currently hold are loans secured by single family and multifamily real estate properties that were acquired from the Bank. We anticipate that all, or substantially all, of our future mortgage loans will be acquired from the Bank. We have been operating and intend to continue to operate so as to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. As a REIT, we generally are not required to pay federal income tax if we distribute at least 90% of our earnings to our shareholders each year and continue to meet a number of other requirements.

As of September 30, 2006, we have issued 29,353,033 shares of common stock, par value $0.01 per share. The Bank owns all of our common stock, except for 240 shares held by certain of the Bank’s former employees.

The preferred shares we presently have outstanding were issued and sold in four previous offerings. In June 1999, we sold Series A preferred shares with an aggregate liquidation preference of $55 million, all of which remain outstanding. In June 2001, we sold Series C preferred shares with an aggregate liquidation preference of $7 million, all of which also remain outstanding. In January 2002, we sold Series B preferred shares with an aggregate liquidation preference of $42 million in a public offering, all of which also remain outstanding. The Series B preferred shares may be redeemed by us on or after December 30, 2006. We currently intend to redeem all of the Series B preferred shares on                     . In June 2003, we sold Series D preferred shares with an aggregate liquidation preference of $60 million, all of which also remain outstanding. Our Series E preferred shares offered by this prospectus will rank on an equal basis with our Series A preferred shares, our Series B preferred shares, our Series C preferred shares and our Series D preferred shares.

At September 30, 2006, we held mortgage loans with aggregate principal balances of $323.9 million and short-term investments of $12 million. At the same date, we had no debt or other material liabilities and our preferred shares then outstanding had an aggregate liquidation preference of $164 million. Upon completion of this offering, after giving effect to the purchases and contributions of mortgage loans that will take place when this offering is completed and after the redemption of our Series B preferred shares, we expect to hold mortgage loans with aggregate principal balances of approximately $424 million. We expect that at that time we will continue to have no debt or material other liabilities and will have preferred shares outstanding (including the Series E preferred shares) with an aggregate liquidation preference of $222 million.

We have agreed with the Bank that, when this offering is completed, it will:

•	pay the expenses of this offering, including all underwriting commissions and discounts (expected to be an aggregate of approximately $ million);

•	sell to us mortgage loans with an aggregate principal balance approximately equal to $100 million; and

•	purchase 8,678,281 additional shares of our common stock for $50 million, the proceeds of which we intend to use in part to redeem our Series B preferred shares.

The following chart depicts our corporate structure upon completion of this offering and the redemption of the Series B preferred shares:

The Bank administers our day-to-day activities and services our loan portfolio. We do not have any employees because we have retained the Bank to perform all functions necessary to our operations pursuant to the Amended and Restated Advisory Agreement (the “advisory agreement”) and the Amended and Restated Master Loan Purchase and Servicing Agreement (the “loan purchase and servicing agreement”). All of our officers are also employees of the Bank. We estimate that these officers devote between 5% and 10% of their time to managing our business. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors. The Bank expects to retain its ownership of substantially all of our outstanding common shares for at least as long as our Series E preferred shares remain outstanding.

Our principal executive offices are the same as the Bank’s. They are located at 111 Pine Street, San Francisco, California 94111. The main telephone number at those offices is (415) 392-1400.

Conflicts of Interest.    Because the Bank manages our day-to-day business affairs, conflicts of interest will arise from time to time between us and the Bank. These conflicts of interest relate to, among other things, the amount of servicing and advisory fees we pay to the Bank, the amount and type of loans we acquire from the Bank and the treatment of new business opportunities identified by the Bank. We and the Bank have adopted policies designed to ensure that all financial dealings between us will be fair to both parties and consistent with market terms.

Loan Portfolio.    Our loan portfolio at present consists entirely of mortgage loans we acquired from the Bank that are secured by single family (one-to-four-unit) and multifamily properties. The additional loans we intend to acquire from the Bank on completion of this offering are secured by single family homes. At September 30, 2006, we held loans with gross aggregate outstanding principal balances of $323.9 million.

The loans in our portfolio were originated by the Bank or purchased by the Bank, in each case following completion of its normal underwriting procedures. The loans we acquire from the Bank generally are larger single family mortgage loans with relatively low loan-to-value ratios and mortgages secured by multifamily buildings that we believe are well located. We reserve the right, however, to purchase other types of loans as well. We acquire loans from the Bank at prices equal to the book values at which these loans are carried by the Bank for financial reporting purposes, which we believe generally approximate their fair value. Because of our relationship with the Bank, those prices are not established through arm’s-length negotiations.

The following table summarizes information regarding our loan portfolio at September 30, 2006, and as adjusted to give effect to the purchase of mortgage loans we plan to make upon completion of this offering:

	At September 30, 2006 (Actual)	At September 30, 2006 (As Adjusted)(1)
	($ in thousands)
Number of loans	544	645
Total loans, gross	$323,875	$424,421
Adjustable rate loans to total loans(2)	87%	90%
Fixed rate loans to total loans(2)	13%	10%
Weighted average note rate(3)	5.94%	5.89%
Nonaccrual loans, as a percentage of total loans	—%	—%
Weighted average LTV ratio(3)(4)	52%	54%

(1)	Includes $100 million of loans to be acquired from the Bank with the proceeds of this offering and in exchange for additional shares of our common stock.
(2)	As a percentage of outstanding principal balance.
(3)	Weighted by outstanding principal balances.
(4)	“LTV ratio” or “Loan-to-Value ratio” is the ratio (expressed as a percentage) of the current principal amount of a mortgage loan to the lesser of (i) the most recent appraised value of the underlying mortgage property, and (ii) if the mortgage loan was made to finance the acquisition of a property, the purchase price of the mortgaged property.

The table below summarizes our ratio of earnings to fixed charges consisting entirely of preferred share dividends for the nine months ended September 30, 2006 and 2005, for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges(1)	1.26x	1.12x	1.13x	1.13x	1.10x	1.19x	1.34x

(1)	Fixed charges for the periods presented consisted entirely of preferred share dividends. For purposes of computing the ratio of earnings to fixed charges, earnings consisted of earnings available to common shareholders plus preferred share dividends.

Dividends.    In order to remain qualified as a REIT, we must pay at least 90% of our REIT taxable income, excluding capital gains, as dividends to holders of our capital stock each year. Subsequent to this offering and the redemption of the Series B preferred shares as of                     , dividends on our Series E preferred shares will be paid on an equal basis with dividends on the Series A preferred shares, the Series C preferred shares, the Series D preferred shares and any other preferred shares we may issue in the future that rank equal to our Series E preferred shares with respect to dividends. We do not anticipate that any dividends that may be paid in the future on any of our preferred shares or common shares will constitute a non-taxable return of capital.

From the issuance of our Series A preferred shares on June 1, 1999 through September 30, 2006, we have paid aggregate dividends on those shares of $40,906,000. From the issuance of our Series B preferred shares on January 24, 2002 through September 30, 2006, we have paid aggregate dividends on those shares of $17,469,000. From the issuance of our Series C preferred shares on June 20, 2001 through September 30, 2006, we have paid aggregate dividends on those shares of $2,008,000. From the issuance of our Series D preferred shares on June 13, 2003 through September 30, 2006, we have paid aggregate dividends on those shares of $14,186,000. As of December 30, 2006, if authorized and declared by our Board of Directors, we expect to pay $2,888,000 in dividends on our Series A preferred shares, $932,000 in dividends on our Series B preferred shares, $199,000 in dividends on our Series C preferred shares, and $1,087,000 in dividends on our Series D preferred shares. If authorized and declared by our Board of Directors, we expect that the first dividend payment date for the Series E preferred shares will be March 30, 2007.

Dividends on our Series E preferred shares, like dividends on our other series of preferred shares, will be declared at the sole discretion of our Board of Directors after considering distributable funds, financial requirements, tax considerations and other factors. Although we can make no assurances, we expect that both our cash available for distribution and our REIT taxable income will exceed the amounts needed to pay dividends on all of our outstanding preferred shares in the foreseeable future for the following reasons:

•	our loans are interest-earning assets and had a weighted average note rate of 5.94% at September 30, 2006;

•	the aggregate liquidation preference of our outstanding series of preferred shares will represent approximately 100% of our common shareholders’ equity;

•	we expect that the realizable value of our interest-earning assets will continue to exceed the combined liquidation preference of all of our outstanding series of preferred shares;

•	we have not incurred and do not currently intend to incur any interest-bearing liabilities; and

•	since the offering of our Series A preferred shares on June 1, 1999, we have declared and paid on their scheduled dates all dividends, totaling $74,569,000 through September 30, 2006, on our outstanding preferred shares.

Management.    Our Board of Directors is currently composed of eight members, including three independent directors. To be considered independent, a director must not be, or have been within the past three years, an employee, officer, director or affiliate of us or our affiliates, including the Bank. Independent directors may be former officers, directors or affiliates, provided that the relationship ended more than three years ago. We currently have five officers and no employees. We do not anticipate that we will require employees because the Bank manages all of our day-to-day business affairs.

Selected Financial and Other Data of FRPCC.    The following tables present selected financial and other data of FRPCC as of the dates and for the periods indicated. The selected data presented below under the captions “Selected Balance Sheet Data” and “Selected Financial Data,” except for the ratio of earnings to fixed charges, for, and as of the end of, each of the years in the five-year period ended December 31, 2005, are derived from our financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this prospectus. The information presented below under the caption “Selected Asset Quality Information” is unaudited. The selected data presented below as of or for the nine months ended September 30, 2006 and 2005 under the captions “Selected Balance Sheet Data” and “Selected Financial Data” are derived from our unaudited financial statements that reflect, in the opinion of our management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2006. The selected financial information is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, which are included elsewhere in this prospectus.

	As of September 30,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	($ in thousands, except ratio data)
Selected Balance Sheet Data:
Assets:
Cash and short-term investments	$12,346	$10,414	$17,250	$4,476	$6,766	$22,296	$9,880
Single family mortgage loans	288,264	289,670	283,530	288,211	296,051	187,879	116,751
Multifamily mortgage loans	35,611	32,999	31,249	37,517	26,454	—	—
Less: allowance for loan losses	(481)	(481)	(481)	(481)	(481)	(200)	—
Other assets	1,655	1,472	1,472	1,436	1,607	1,201	750

Total Assets	$337,395	$334,074	$333,020	$331,159	$330,397	$211,176	$127,381

Liabilities:
Dividends payable on preferred and common stock	$1,543	$1,543	$—	$1	$1,255	$2,044	$2,053
Other payables	116	246	102	141	48	38	34

Total liabilities	1,659	1,789	102	142	1,303	2,082	2,087

Stockholders’ equity:
Series A preferred stock	55,000	55,000	55,000	55,000	55,000	55,000	55,000
Series B preferred stock	42,000	42,000	42,000	42,000	42,000	42,000	—
Series C preferred stock	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Series D preferred stock	60,000	60,000	60,000	60,000	60,000	—	—
Common stock	294	294	294	294	294	187	112
Additional paid-in capital	168,824	166,900	168,824	166,923	165,000	105,107	63,182
Retained earnings (accumulated deficit)	2,618	1,091	(200)	(200)	(200)	(200)	—

Total stockholders’ equity	335,736	332,285	332,918	331,017	329,094	209,094	125,294

Total Liabilities and Stockholders’ Equity	$337,395	$334,074	$333,020	$331,159	$330,397	$211,176	$127,381

Selected Asset Quality Information:
Nonperforming loans	$—	$—	$—	$—	$—	$—	$—
Other real estate owned	$—	$—	$—	$—	$—	$—	$—
Loans 90+ days past due and on accrual status	$—	$—	$—	$—	$—	$—	$—
Nonperforming assets as a percent of total assets	—%	—%	—%	—%	—%	—%	—%
Loans 90+ days past due and on accrual status, as a percent of total assets	—%	—%	—%	—%	—%	—%	—%

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	($ in thousands, except ratio data)
Selected Financial Data:
Interest income:
Interest on loans	$13,528	$12,146	$16,327	$16,398	$13,502	$11,799	$7,941
Interest on short-term investments	186	104	182	89	152	154	240

Total interest income	13,714	12,250	16,509	16,487	13,654	11,953	8,181
Provision for loan losses	—	—	—	—	—	200	—
Operating expenses	207	270	333	311	274	246	141

Net income	13,507	11,980	16,176	16,176	13,380	11,507	8,040
Dividends on preferred stock	10,689	10,689	14,252	14,252	12,125	9,663	5,987

Net income available to common stockholders	$2,818	$1,291	$1,924	$1,924	$1,255	$1,844	$2,053

Ratio of earnings to fixed charges	1.26x	1.12x	1.13x	1.13x	1.10x	1.19x	1.34x

First Republic Bank

First Republic Bank is a NYSE-traded private bank and private business bank as well as a wealth management firm. The Bank is chartered as a commercial bank by the State of Nevada and is FDIC-insured. The Bank, which was founded in 1985, and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank provides access to its services online and through trust, wealth management and preferred banking offices in ten major metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach and San Diego in California, Las Vegas, Nevada, Portland, Oregon, Seattle, Washington, Boston, Massachusetts and New York City, New York.

At September 30, 2006, the Bank had total assets of $10.71 billion, deposits of $7.86 billion and shareholders’ equity of $634.2 million. On a consolidated basis, at September 30, 2006, the Bank’s total regulatory capital, including preferred stock, subordinated notes and allowance for loan losses, less goodwill, was $803.9 million. At September 30, 2006, the Bank had a total risk-based capital ratio of 11.21%, a Tier 1 risk-based capital ratio of 9.69% and a Tier 1 leverage ratio of 6.68%, which were sufficient for the Bank to qualify as well-capitalized under current FDIC regulations.

On October 16, 2006, the Bank completed the acquisition of BWC Financial Corp. and its wholly owned subsidiary, Bank of Walnut Creek (collectively, “BWC”), expanding the Bank’s presence in the East Bay area of San Francisco. In connection with this transaction, the Bank issued approximately 3,750,000 shares of common stock and paid approximately $14.0 million of cash. Total consideration for this acquisition was valued at approximately $165 million. As of September 30, 2006, BWC had total assets of $542 million and total deposits of $394 million.

The Bank will not guarantee or assume financial responsibility for payment of dividends or other amounts in respect of our Series E preferred shares. Our Series E preferred shares are not deposit accounts and are not insured or guaranteed by the FDIC or any other government agency.

The Bank’s executive offices are located at 111 Pine Street, San Francisco, California 94111. Its telephone number is (415) 392-1400.

Selected Consolidated Financial and Other Data of the Bank.    The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The selected data presented below under the captions “Selected Financial Data,” “Share and Per Share Data,” except for book value per common share, and “Selected Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2005 are derived from the consolidated financial statements of the Bank and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this prospectus. The information presented below under the captions “Selected Operating Ratios,” “Selected Asset Quality Ratios,” “Capital Ratios” and “Fixed Charges Ratios” is unaudited. The selected data presented below as of or for the nine months ended September 30, 2006 and 2005 under the captions “Selected Financial Data,” “Share and Per Share Data” and “Selected Balance Sheet Data” are derived from unaudited condensed consolidated financial statements, which, in the opinion of management of the Bank, reflect all normal recurring adjustments necessary to present fairly the results for these interim periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2006. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the Bank’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended September 30, 2006, each of which is appended to the Offering Circular.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	($ in thousands, except per share and ratio data)
Selected Financial Data:
Interest income	$426,908	$299,180	$423,423	$289,812	$249,983	$244,840	$281,031
Interest expense	213,895	113,230	169,773	87,758	85,210	102,471	155,978

Net interest income	213,013	185,950	253,650	202,054	164,773	142,369	125,053
Provision for loan losses	—	3,000	4,000	5,000	7,000	6,500	1,400

Net interest income after provision for loan losses	213,013	182,950	249,650	197,054	157,773	135,869	123,653
Noninterest income	60,703	54,987	72,913	61,944	64,176	45,300	27,000
Noninterest expense	194,494	159,827	216,616	172,914	148,999	131,448	101,470
Net income	$51,884	$44,565	$60,827	$46,499	$37,050	$26,401	$25,062

Share and Per Share Data:
Common shares outstanding	27,108	26,221	26,359	24,675	23,346	21,812	20,538
Weighted average diluted shares	27,108	25,896	26,029	24,841	23,221	23,519	21,675
Book value per common share	$19.15	$17.36	$17.80	$15.73	$14.21	$12.98	$11.29
Dividends paid per common share	$0.425	$0.35	$0.475	$0.367	$0.25	$—	$—

Selected Operating Ratios(1):
Return on average assets	0.70%	0.74%	0.73%	0.69%	0.68%	0.58%	0.63%
Return on average common stockholders’ equity	12.47%	12.71%	12.63%	11.81%	12.07%	10.01%	11.53%
Net interest margin	3.14%	3.34%	3.33%	3.24%	3.21%	3.25%	3.25%
Efficiency ratio(4)	71.2%	67.5%	67.3%	65.8%	70.5%	71.8%	67.1%

Selected Balance Sheet Data:
Total assets	$10,713,224	$8,851,932	$9,319,910	$7,422,997	$6,002,943	$4,854,695	$4,197,626
Cash and investment securities	2,315,188	1,656,154	1,791,496	954,967	807,535	822,135	581,354
Total loans	7,638,828	6,318,617	6,656,334	5,461,878	4,481,170	3,707,149	3,211,946
Customer deposits	7,858,484	6,484,522	7,019,048	5,604,582	4,582,896	3,626,149	3,238,108
Federal Home Loan Bank advances	1,898,500	1,518,500	1,429,500	1,068,000	829,000	740,500	574,500
Subordinated debentures and notes	63,770	63,770	63,770	63,770	63,770	70,237	70,252
Minority interest in subsidiaries(2)	148,590	148,590	148,590	148,590	148,740	89,000	48,500
Total stockholders’ equity	$634,246	$570,155	$584,120	$453,094	$331,699	$283,179	$231,851

Selected Asset Quality Ratios:
Nonperforming assets to total assets	0.10%	0.19%	0.08%	0.25%	0.22%	0.33%	0.04%
Nonperforming assets to total loans and other real estate owned	0.14%	0.26%	0.11%	0.34%	0.30%	0.43%	0.05%
Allowance for loan losses to total loans	0.58%	0.61%	0.60%	0.65%	0.70%	0.77%	0.71%
Allowance for loan losses to nonperforming loans	432%	233%	523%	189%	234%	181%	1522%
Net recoveries (charge-offs) to average total loans(1)	0.06%	0.02%	0.02%	(0.01)%	(0.10)%	(0.01)%	(0.02)%

Capital Ratios:
Leverage ratio	6.68%	7.49%	7.17%	6.90%	6.11%	5.98%	5.90%
Tier 1 risk-based capital ratio	9.69%	11.49%	11.06%	10.19%	9.18%	9.59%	9.33%
Total risk-based capital ratio	11.21%	13.35%	12.83%	12.71%	13.21%	13.45%	12.79%

Fixed Charges Ratios:
Ratio of earnings to fixed charges(3):
Excluding interest on deposits	1.87x	2.30x	2.21x	2.36x	2.37x	1.97x	1.82x
Including interest on deposits	1.27x	1.48x	1.44x	1.63x	1.61x	1.36x	1.26x

(1)	Results for the nine months ended September 30, 2006 and 2005 are annualized.
(2)	Represents issuances by First Republic Preferred Capital Corporation of its Series A, Series B, Series C and Series D preferred stock and by First Republic Preferred Capital Corporation II of its Series A and Series B preferred stock.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before minority interest, income taxes and fixed charges. Fixed charges represent dividends on preferred shares, amortization of preferred stock issuance costs, early redemption costs on debentures and preferred stock, interest expense and estimated interest component of net rental expense.
(4)	Represents the ratio of operational expenses to the sum of net interest income and recurring noninterest income.

Risk Factors

A purchase of our Series E preferred shares is subject to a number of risks described in more detail under “Risk Factors” commencing on page 15 of this prospectus. These risks include the following:

•	Your Series E preferred shares will be automatically exchanged for preferred shares of the Bank if:

—	the Bank becomes “undercapitalized” under regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended;

—	the Federal Deposit Insurance Corporation (the “FDIC”) or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry (the “Nevada Commissioner”) so directs in writing because it anticipates that the Bank may in the near term become undercapitalized; or

—	the Bank is placed in bankruptcy, reorganization, conservatorship or receivership.

Such an exchange will only take place upon the occurrence of one of the automatic exchange events listed above and holders of our Series E Preferred Shares cannot otherwise exchange their Series E preferred shares voluntarily. Upon an automatic exchange, you would have an investment in the Bank and not in us at a time when the Bank’s financial condition was deteriorating. Under these circumstances, you probably would not receive preferred dividends and upon liquidation of the Bank you likely would receive substantially less than you would have received if we were liquidated. In fact, in a liquidation of the Bank under those circumstances, you might not receive anything for your preferred shares of the Bank.

•	As a result of our obligations to creditors and because the Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares rank equal to the Series E preferred shares, we may not be able to make full dividend or liquidation payments to you.

•	Dividends on our Series E preferred shares will not be cumulative. Consequently, if our Board of Directors does not declare a dividend on our Series E preferred shares for any quarterly period, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors also may determine, in its business judgment, that it is in our best interests to pay less than the full amount of the stated dividends on our Series E preferred shares even if funds are available.

•	Because we are a subsidiary of the Bank, federal and state regulators of the Bank can restrict our ability to transfer assets, to pay dividends to the holders of our Series E preferred shares or to redeem our Series E preferred shares.

•	Risks associated with mortgage loans generally, and particularly the geographic concentration of our loan portfolio in California, could adversely affect our mortgage assets and the value of the Series E preferred shares. The quality of our loan portfolio depends upon, among other things, the cash flow of borrowers, regional economic conditions and single family and multifamily real estate values.

•	We may acquire commercial mortgage loans, which can be riskier than residential mortgage loans.

•	Our Board of Directors has broad discretion to revise our investment and operating strategies without shareholder approval. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors. The Series E preferred shares have extremely limited voting rights.

•	A significant decline in interest rates could reduce our earnings and affect our ability to pay dividends because a significant portion of our mortgage assets bear interest at adjustable rates while the dividend rates on our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares are fixed. Although we are permitted to do so, we do not currently hedge our interest rate exposure.

•	If we fail to maintain our status as a REIT for U.S. federal income tax purposes, we will become subject to corporate income tax, reducing our earnings available for distribution. Under these circumstances, it is possible that we would make less than full dividend distributions or no distributions at all.

•	We are dependent on the diligence and skill of the officers and employees of the Bank in virtually every phase of our operations, including the servicing of our loan portfolio. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the loan purchase and servicing agreement. All of our officers are also employees of the Bank. We estimate that these officers will continue to devote between 5% and 10% of their time to managing our business.

•	As a result of our relationship with the Bank, conflicts of interest exist between us and the Bank concerning our acquisition from the Bank of mortgage assets, the servicing of our mortgage assets by the Bank and the modification of the advisory agreement or the loan purchase and servicing agreement.

•	No trading market is likely to exist for the preferred shares of the Bank you would receive if an automatic exchange were to occur because those shares probably would not be listed on any securities exchange or any over-the-counter market.

Reasons For The Offering

We are undertaking the offering for the following reasons:

•	The Bank expects that the Series E preferred shares will qualify as Tier 1 or Tier 2 capital of the Bank for U.S. bank regulatory purposes under relevant regulatory capital guidelines.

•	Provided that we continue to qualify as a REIT, the dividends payable on our Series E preferred shares will be deductible by us for federal income tax purposes as a result of our qualification as a REIT.

•	The treatment of our Series E preferred shares as Tier 1 or Tier 2 capital of the Bank, and our ability to deduct, for federal income tax purposes, the dividends payable on our Series E preferred shares because we qualify as a REIT, will provide the Bank with a more cost-effective means of obtaining Tier 1 and Tier 2 regulatory capital than if the Bank itself were to issue preferred shares.

•	Completing the offering will support the Bank’s continued growth and strengthen the Bank’s capital base by the amount that the Series E preferred shares exceed the Series B preferred shares that we expect to redeem.

•	Completing the offering will strengthen our own capital base and permit us to expand our portfolio of mortgage loans. We expect that this will increase our future operating flexibility and, by adding mortgage loans, diversify the risks associated with any individual mortgage loan in our portfolio.

•	The issuance of our Series E preferred shares at a lower dividend rate than our Series B preferred shares, which are anticipated to be redeemed on , is expected to result in a lower cost of capital.

The Offering

Issuer	First Republic Preferred Capital Corporation, a Nevada corporation operating as a REIT and whose principal business is to acquire, hold, finance and manage real estate mortgage assets.

Securities Offered	4,000,000 shares of % Series E noncumulative preferred stock.

We have granted the underwriters an option for 30 days to purchase up to an additional 600,000 Series E preferred shares at the initial public offering price solely to cover over-allotments, if any.

Ranking

Our Series E preferred shares rank senior to our common shares and equal to our Series A preferred shares, our Series B preferred shares, our Series C preferred shares and our Series D preferred shares with respect to dividend rights and rights upon liquidation. As a result, except as discussed below, no payments of dividends or liquidation proceeds will be made to the holders of our common shares until all amounts owed in respect of our Series A preferred shares, our Series B preferred shares, our Series C preferred shares, our Series D preferred shares and our Series E preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of our Series A preferred shares, our Series B preferred shares, our Series C preferred shares, our Series D preferred shares and our Series E preferred shares, we will make payments to all series in proportion to the outstanding liquidation preference of each series.

Additional preferred shares ranking senior or equal to our Series E preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors. Issuance of additional preferred shares ranking senior to our Series E preferred shares also requires the approval of holders of at least 67% of our outstanding Series E preferred shares (and 67% of each of our other outstanding series of preferred shares voting on a series by series basis).

Dividends

We will pay dividends on our Series E preferred shares at the rate of         % per year of the $25 liquidation preference (an amount equal to $             per year per share), if, when and as authorized and declared by our Board of Directors. If authorized and declared, dividends are payable quarterly in arrears on each March 30, June 30, September 30 and December 30 of each year, commencing March 30, 2007. Dividends will accrue from the first day of each dividend period, whether or not dividends are paid with respect to the preceding period. Dividends on our Series E preferred shares are not cumulative. Accordingly, if no dividend on our Series E preferred shares is authorized or declared by our Board of Directors for any particular quarterly dividend period, holders of our Series E preferred shares will have no rights to receive a dividend for that period and we will have no obligation to pay a dividend for that period.

We anticipate that in most situations in which funds are available, our Board of Directors will find it desirable to declare dividends on our Series E preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares, primarily the Bank, generally will not be entitled to receive dividends on their common shares for years in which full dividends on our Series E preferred shares are not paid.

If full dividends are not paid or set aside for payment on our Series E preferred shares for any dividend period, the terms of our Series E preferred shares do not permit us to authorize, declare, pay or set aside for payment dividends on our common shares until we have paid dividends for at least the following four consecutive quarterly periods and paid or set aside for payment dividends for the fifth consecutive quarterly period. However, we are permitted to make payments in any tax year on our common shares if our Board of Directors determines that it is necessary in order to preserve our status as a REIT for U.S. federal income tax purposes. If our Board of Directors determines that dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to holders of Series E preferred shares, we must pay or set aside for payment the unpaid portion of such dividend payments to the holders of our Series E preferred shares prior to making any dividend payment to holders of our common shares.

Liquidation Preference

The liquidation preference for each of our Series E preferred shares is $25. That amount will be payable prior to any distribution to holders of our common shares upon liquidation. In addition to the liquidation preference, holders of our Series E preferred shares will be entitled upon liquidation to receive an amount equal to accrued and unpaid dividends on our Series E preferred shares (whether or not declared) from the beginning of the quarterly dividend period in which liquidation occurs to the date of liquidation.

Redemption

Our Series E preferred shares are not redeemable prior to                 , 20         (except upon the occurrence of a “Special Event,” which may be a Tax Event, an Investment Company Act Event or a Regulatory Capital Event (each as defined herein under the heading “Description of Our Series E Preferred Shares—Redemption”)). On and after                 , 20        , we may redeem our Series E preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $25 per share, plus the amount of the accrued and unpaid dividends on the Series E preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption.

Upon the occurrence of a Special Event, we will have the right at any time to redeem our Series E preferred shares in whole (but not in part)

at a redemption price equal to the liquidation preference per share, plus the amount of the accrued and unpaid dividends on our Series E preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption. Any redemption, including upon the occurrence of a Special Event, is subject to the prior written approval of the FDIC and, if required by applicable law, the Nevada Commissioner. See “Description of Our Series E Preferred Shares—Redemption.” Our Series E preferred shares are not subject to any sinking fund or mandatory redemption and are not convertible into any of our other securities, but may, in certain limited circumstances, be exchanged automatically for preferred shares of the Bank as described in “Automatic Exchange” below.

Automatic Exchange

Each Series E preferred share will be exchanged automatically for one hundredth of one of the Bank’s preferred shares with a liquidation preference of $2,500 per share if the Bank becomes undercapitalized under FDIC regulations, the Bank is placed into bankruptcy, reorganization, conservatorship or receivership or the FDIC or the Nevada Commissioner so directs because, in its sole discretion, it anticipates the Bank may in the near term become undercapitalized. Such an exchange will only take place upon the occurrence of one of the automatic exchange events listed above and holders of Series E Preferred Shares cannot otherwise exchange their Series E preferred shares voluntarily. The Bank’s preferred shares will have substantially similar terms to our Series E preferred shares. Similar automatic exchange provisions apply to our other series of preferred stock.

Voting Rights

Holders of our Series E preferred shares will not have any voting rights, except for the limited voting rights described in this prospectus and except as required by law. On any matter on which holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares vote together as one class, each Series E preferred share will be entitled to one hundredth of one vote. We may not create additional preferred shares that rank senior to our Series E preferred shares, and we may not make changes to the provisions of our articles of incorporation that adversely affect the voting powers, preferences or special rights of the holders of our Series E preferred shares without the approval of the holders of at least 67% of all outstanding Series E preferred shares.

Ownership Limits

Beneficial ownership by any individual or certain groups of individuals of more than 9.8% of our outstanding preferred shares, including our Series E preferred shares, is restricted in order to preserve our status as a REIT for U.S. federal income tax purposes. In the event of a transfer in violation of these ownership limitations, the shares may be transferred to a trustee as described under “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Taxation

We expect to satisfy the requirements for qualification as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As such, distributions out of our current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rate available to certain non-corporate holders. Distributions to non-U.S. Holders will generally be subject to a withholding tax. See generally “Certain U.S. Federal Income Tax Consequences.”

Listing	We intend to apply to list the Series E preferred shares on the New York Stock Exchange under the trading symbol “ .”

Rating	Upon issuance, we expect that the Series E preferred shares will be rated “BB+” by Standard and Poor’s Rating Services and “BBB-” by Fitch IBCA, Inc.

Use of Proceeds; Purchase of Additional Mortgage Assets

Because the Bank has agreed to pay all the expenses of this offering, the entire gross proceeds from the offering ($100 million, assuming no exercise of the underwriters’ over-allotment option) will be available to us. At the completion of the offering, we intend to use all of the offering proceeds to acquire from the Bank approximately 100 single family residential mortgage loans with an aggregate outstanding principal balance of approximately $100 million. Additionally, we intend to issue 8,678,281 shares of our common stock to the Bank for $50 million and to redeem $42 million of our Series B preferred shares. If the underwriters’ over-allotment option is exercised in full, we will use the additional $15 million in offering proceeds that we would receive plus an additional $15 million from the sale of additional shares of our common stock to the Bank to purchase a further portfolio of single family mortgage loans with an aggregate outstanding principal balance of approximately $30 million.

Not FDIC Insured	Our Series E preferred shares are not deposit accounts of the Bank (or any other bank) and are not insured or guaranteed by the FDIC or any other government agency.

Underwriting Agreement

The underwriting agreement provides that the underwriter must purchase all of our             % Series E preferred shares being offered, subject to customary conditions. This arrangement sometimes is referred to as a “firm commitment” underwriting. The underwriters also have an option to purchase up to an additional 600,000 Series E preferred shares solely to cover over-allotments, if any. See “Underwriters.”

RISK FACTORS

You should carefully consider the following risks, as well as the risks relating to the Bank and the Bank’s preferred shares that are described in the Offering Circular attached to this prospectus as Annex I, before purchasing our Series E preferred shares.

Risks Resulting From the Terms on Which Our Series E Preferred Shares Will Be Issued

A decline in the Bank’s capital levels may result in your Series E preferred shares being subject to automatic exchange into preferred shares of the Bank.

The returns from your investment in our Series E preferred shares will depend, to a significant extent, on the performance and capital of the Bank. A significant decline in the performance and capital levels of the Bank or the commencement of bankruptcy, reorganization, conservatorship or receivership proceedings with respect to the Bank could result in the automatic exchange of your Series E preferred shares for preferred shares of the Bank, which would represent an investment in the Bank and not in us. An investment in the Bank also would be subject to risks that are distinct from the risks associated with an investment in us. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal and state regulatory requirements applicable to, the Bank, and the performance of the Bank’s overall loan portfolio and other business lines.

Upon an automatic exchange, it is likely that holders of our other series of preferred shares would become holders of Bank preferred shares.

Our Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares also have a similar exchange feature whereby, under certain circumstances, the Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares are automatically exchanged for the Bank’s preferred shares at the same time as our Series E preferred shares are exchanged for the Bank’s preferred shares. As a result of such an exchange, you would share any amounts available for distribution with the holders of the Bank’s Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares, and with the holders of any other preferred shares of the Bank that rank equally with your Series E preferred shares.

Upon an automatic exchange, you would own preferred shares in the Bank when its financial condition has deteriorated.

If your preferred shares were automatically exchanged for preferred shares of the Bank, you would be a preferred shareholder of the Bank at a time when the Bank’s financial condition was deteriorating or when the Bank was the subject of bankruptcy, reorganization, conservatorship or receivership proceedings and, accordingly, it would be unlikely that the Bank would be in a financial position to pay any dividends on the preferred shares of the Bank.

The Bank preferred shares would be subordinated to claims of others upon a liquidation of the Bank.

If a liquidation of the Bank were to occur, the claims of depositors and creditors of the Bank and of the FDIC would have priority over your claims as a holder of the preferred shares of the Bank, and therefore you likely would receive, if anything, substantially less than you would have received had the Series E preferred shares not been exchanged for preferred shares of the Bank. In addition, claims of holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares (which would be exchanged for preferred shares of the Bank at the same time as the Series E preferred shares) would be treated on an equal basis, proportionately to respective liquidation preferences, with claims of the holders of Series E preferred shares.

The level of our assets relative to the aggregate liquidation preference of our Series E preferred shares could decrease over time.

Our operative documents include provisions that limit our ability to pay dividends on our common stock but, subject to satisfaction of those limitations, do not prohibit dividends that could cause the level of our assets relative to the aggregate liquidation preference of the Series E preferred shares to decrease. These limitations are described under “Description of Our Series E Preferred Shares—Dividends” and “—Independent Director Approval.” They include the following:

•	without the consent or affirmative vote of the majority of our independent directors, we may not:

•	issue additional preferred shares ranking senior or equal to the Series E preferred shares;

•	modify the general distribution policy or the declaration of any distribution in respect of our common shares for any year if, after taking into account the proposed distribution, total distributions on our preferred shares and our common shares would exceed an amount equal to the sum of 105% of our “REIT taxable income” (excluding capital gains) for the year plus our net capital gains for that year;

•	redeem any common shares; and

•	incur debt for borrowed money in excess of 25% of our total shareholders’ equity.

Nevertheless, dividends paid by us on our common stock could result in a reduction in our assets that could have the consequence, notwithstanding compliance with the limitations referred to above, of our not having funds available to pay full dividends on our preferred shares in future periods or loss by investors of some or all of the amount of their investment were we to be liquidated.

An automatic exchange would be a taxable event.

The exchange of our Series E preferred shares for the Bank’s preferred shares would be a taxable event to you under the Code, and you would probably incur a loss measured by the difference between your basis in the Series E preferred shares and the fair market value of the Bank preferred shares received by you in the exchange. See “Certain U.S. Federal Income Tax Consequences—Tax Treatment of Automatic Exchange.”

As a result of our obligations to creditors and holders of securities ranking equal to our Series E preferred shares, we may not be able to make dividend or liquidation payments to you.

Our Series E preferred shares rank:

•	junior to our borrowings and any other obligations to our creditors upon our liquidation;

•	equal to our Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares with regard to payment of dividends and amounts due upon liquidation; and

•	senior to our common shares with regard to payment of dividends and amounts due upon liquidation.

If we incur significant indebtedness, we may not have sufficient funds to make dividend or liquidation payments on our Series E preferred shares. Upon our liquidation, our obligations to our creditors would rank senior to the Series E preferred shares. At present, we have no debt and no other material liabilities, but we reserve the right to incur debt and other obligations in the future. Upon our liquidation, any such debt and all our other liabilities would be required to be paid before any payments could be made to holders of our Series E preferred shares. In addition, upon declaration of a dividend, or upon our liquidation, dissolution or winding up, we are required to pay the holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares at the same time and in the same proportions as we are required to pay you. Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares, we may not declare scheduled dividends or may pay only a portion of the scheduled dividends. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares, you may receive less than the liquidation amount of your Series E preferred shares.

The terms of our Series E preferred shares limit our ability to incur debt for borrowed money in excess of 25% of our shareholders’ equity without the approval of the independent directors, but do not require that we obtain the approval of the holders of our Series E preferred shares to incur indebtedness or to issue additional series of preferred shares that rank equal to our Series E preferred shares as to payment of dividends or amounts upon liquidation. As a result, subject to these limitations, we may incur obligations in the future that could limit our ability to make subsequent dividend or liquidation payments.

You are not entitled to receive dividends unless declared by our Board of Directors.

Dividends on our Series E preferred shares are not cumulative and are not guaranteed by the Bank or any other party. Consequently, if our Board of Directors does not declare a dividend on our Series E preferred shares for any quarterly period, including if it is prevented from doing so by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on our Series E preferred shares for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination the Board of Directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations, general economic conditions and the requirements for and benefits associated with our continued qualification as a REIT. There is no prohibition on the Bank continuing to pay dividends on its common and preferred stock even if we do not declare dividends on our Series E preferred shares.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Series E preferred shares could cause the liquidity or market value of our Series E preferred shares to decline significantly.

We expect that our Series E preferred shares, when issued, will be rated “BB+” by Standard and Poor’s Rating Services and “BBB-” by Fitch IBCA, Inc. We cannot assure you that these or any other ratings assigned to our Series E preferred shares will remain for any given period of time, or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse developments in our business, so warrant.

Risks Resulting From the Bank’s Status as a Regulated Institution

Bank regulators may limit our ability to implement our business plan and may restrict our ability to pay dividends.

Because we are a subsidiary of the Bank, federal and state regulatory authorities will have the right to examine us and our activities and under certain circumstances, to impose restrictions on the Bank or us that could impact our ability to conduct our business according to our business plan, which could materially adversely affect our financial condition and results of operations. Regulatory actions might include the following:

•	If the Bank’s regulators were to determine that the Bank’s relationship to us resulted in an unsafe and unsound banking practice, the regulators could restrict our ability to acquire or transfer assets, to make distributions to our shareholders, including dividends on our Series E preferred shares, or to redeem our Series E preferred shares or even require the Bank to sever its relationship with or divest its ownership interest in us. These types of actions potentially could have a material adverse affect on our financial condition and results of operations.

•

Regulators also could prohibit or limit the payment of dividends on our Series E preferred shares if the Bank were to become insufficiently capitalized. Under current regulations and guidelines, the Bank would be deemed undercapitalized if its total risk-based capital ratio were less than 8%, its Tier 1 risk-based capital ratio were less than 4% or its Tier 1 leverage ratio were less than 4%. At September 30, 2006, the Bank had a total risk-based capital ratio of 11.21%, a Tier 1 risk-based capital ratio of 9.69% and a Tier 1 leverage ratio of 6.68%, which are sufficient for the Bank to be considered well-capitalized under current regulations and guidelines. We cannot assure you that the Bank will be well-capitalized under applicable regulations as of any future date. For purposes of calculating these capital ratios as a percentage of the Bank’s risk-weighted assets, as opposed to its total assets, the Bank’s assets are assigned to risk categories based on the relative credit risk of the asset in question. These risk weights currently consist of 0% for assets deemed least risky such as cash, claims backed by the full faith and credit of the U.S. government, and balances due from Federal Reserve banks, 20% for assets deemed slightly more risky such as portions of obligations conditionally guaranteed by the U.S. government or federal funds sold, 50% for assets deemed still more risky such as government issued revenue bonds, one-to-four family residential first mortgage loans and well-collateralized, seasoned multifamily residential first mortgage loans and 100% for all other assets, including private sector loans such as commercial mortgage loans as well as bank-owned real estate. The FDIC and other federal banking regulators are considering modifications of these risk weights and categories in the context of rulemakings to implement the new Basel II capital framework in the United States.

•	The FDIC could limit or prohibit the payment of dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares or the Series E preferred shares if it determined that the payment of those dividends constituted a capital distribution by the Bank and that the Bank’s earnings and regulatory capital levels were below specified levels. Under the FDIC’s regulations on capital distributions, the ability of the Bank to make a capital distribution varies depending primarily on the Bank’s earnings and regulatory capital levels. Capital distributions are defined to include payment of dividends, share repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution.

•	If regulators were to impose restrictions on the payment of dividends, we could be prevented from complying with the requirement for continued REIT status that we distribute 90% of our REIT taxable income (excluding deductions for any dividends paid and any net capital gains) for any calendar year. If this caused us to cease to qualify as a REIT, we would become subject to corporate level taxation. Such additional taxation would reduce the amount of income available for us to pay dividends.

Risks Associated with Our Business

We do not have insurance to cover our exposure to borrowers’ defaults and bankruptcies or to hazard losses that are not covered by our standard hazard insurance policies.

We usually do not obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

Our results will be affected by factors beyond our control.

The value of our mortgage loan portfolio and the amount of cash flow generated by the portfolio will be affected by a number of factors beyond our control. These factors may include:

•	the condition of the national economy and the local economies of the regions in which our mortgage borrowers live, particularly insofar as they affect interest rates and real estate values;

•	sudden or unexpected changes in economic conditions, including changes that might result from future terrorist attacks and the U.S. response to such attacks;

•	the financial condition of our borrowers and those borrowers’ ability to make mortgage payments;

•	factors that affect the rates at which obligors on our mortgage loans may refinance them, including interest rate levels and the availability of credit; and

•	other factors that affect the affordability and value of real estate, including energy costs and real estate taxes.

Our loans are concentrated in California and adverse conditions there could adversely affect our operations.

Properties underlying our mortgage assets are concentrated primarily in California. At September 30, 2006, approximately 78% of our mortgage assets were secured by properties located in California. Adverse economic, political or business developments or natural hazards may affect California and the ability of property owners there to make payments of principal and interest on the underlying mortgages and the values of those properties. If California’s economic, political or business conditions were to deteriorate substantially and differently from the rest of the United States, we would likely experience higher rates of loss and delinquency on mortgage loans than if the loans were more geographically diverse. California has experienced dramatic volatility in energy prices, periodic energy supply shortages and a downturn in some technology-oriented industry sectors. These conditions could adversely affect our mortgage loan portfolio and thus our future ability to pay dividends on our Series E preferred shares.

Defaults may negatively impact our business.

Increased delinquencies or loan defaults by our customers may negatively impact our business. A borrower’s default on its obligation under one or more loans may result in lost principal and interest income.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, we may have to charge-off all or a part of the loan. In such situations, we may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

We may in the future acquire different kinds of mortgage loans, which could be riskier than the loans we currently hold.

Through the first quarter of 2003, our mortgage loans consisted entirely of single family mortgages. Beginning in the second quarter of 2003, we acquired multifamily real estate secured mortgages from the Bank, which can be riskier investments than single family mortgage loans, and we expect to acquire multifamily mortgages. Additionally, although there are no current plans to do so, we may acquire other types of mortgages that may have shorter maturities and may not be fully amortizing, meaning that they may have significant principal balances or “balloon” payments due on maturity. The properties that secure commercial mortgage loans, particularly industrial and warehouse properties, are generally subject to greater environmental risks than non-commercial properties and the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of property owners against tenants in default under the terms of leases with respect to multifamily residential or commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of leases.

We may not be able to continue to purchase loans at the same volumes or with the same yields as we have historically purchased.

Although not required to do so, to date we have purchased all of the loans in our portfolio from the Bank. Almost all of these loans were originated by the Bank. The quantity and quality of future loan originations by the Bank will depend on conditions in the markets in which the Bank operates, particularly real estate values and interest rates. Consequently, we cannot assure you that the Bank will be able to originate loans at the same volumes or with the same yields as it has historically originated. If the volume of loans originated by the Bank declines or the yields on those loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

If we are forced to foreclose on a defaulted mortgage loan to recover our investment, we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. In addition, we may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Our Board of Directors has broad discretion to revise our strategies.

Our Board of Directors has established our investment and operating strategies and our policies regarding the acquisition and disposition of assets. These strategies and policies may be revised from time to time at the discretion of the Board of Directors without a vote of our shareholders. Changes in our strategies could have a negative effect on our business if, for example, the revised strategies are riskier than those currently in effect.

Declines in interest rates could reduce our earnings and affect our ability to pay dividends.

Our income consists primarily of interest earned on our mortgage assets and short-term investments. A significant portion of our mortgage assets bear interest at adjustable rates. If there is a decline in interest rates, we will experience a decrease in income available to stockholders. If interest rates decline, we may also experience an increase in prepayments on mortgage loans and may find it difficult to purchase additional mortgage assets bearing rates sufficient to support the payment of dividends on our Series E preferred shares. Because the dividend rates on our Series E preferred shares are fixed, a significant and sustained decline in interest rates could materially adversely affect our ability to pay dividends on our Series E preferred shares. Although we are permitted to do so, we do not currently hedge our interest rate exposure and do not expect to do so.

We may incur debt in the future.

Although we do not currently intend to incur any indebtedness in connection with the acquisition and holding of mortgage assets, we reserve the right to do so at any time (although indebtedness in excess of 25% of our total shareholders’ equity may not be incurred without the approval of a majority of our independent directors). To the extent we change our policy with respect to the incurrence of indebtedness, we would be subject to risks associated with the operation of a leveraged business, including exposure to unanticipated changes in interest rates and the increased vulnerability to adverse business developments that result from having substantial interest expense in addition to regular operating expenses. Any borrowings would rank senior to our Series E preferred shares.

We cannot assure you that we paid the Bank fair market value for all of our assets because we have not obtained any third party valuations of all such assets. Nor can we assure you that we will acquire or dispose of our assets in the future at their fair market value.

There has been no third party valuation of our assets. In addition, it is not anticipated that third party valuations will be obtained in connection with future acquisitions or dispositions of assets. Accordingly, we cannot assure you that the purchase price paid for all of our assets was equal to the fair market value of those assets. Nor can we assure purchasers that the consideration to be paid by us to, or received by us from, the Bank in connection with future acquisitions or dispositions of assets will be equal to the fair market value of such assets.

We do not receive any revenues from late fees collected in respect of our mortgage loans.

Under the terms of the master loan purchase and servicing agreement, the Bank, as servicer, is entitled to retain all late fees collected in respect of our mortgage loans. As a result of not receiving these fees, our income is reduced and we have fewer resources to pay dividends.

If we lose our exemption under the Investment Company Act, it could have a material adverse effect on us.

We believe that we are not, and intend to conduct our operations so as not to be, required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the Investment Company Act, a non-exempt entity that is an investment company is required to register with the Securities and Exchange Commission (the “SEC”) and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. The Investment Company Act exempts entities that, directly or through majority-owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” (“Qualifying Interests”). Under current interpretations of the Staff of the SEC, in order to qualify for this exemption, we must, among other things, maintain at least 55% of our assets in Qualifying Interests and also may be required to maintain an additional 25% in Qualifying Interests or other real estate related assets. The assets that we may acquire therefore may be limited by the provisions of the Investment Company Act. The Investment Company Act does not treat cash and cash equivalents as either Qualifying Interests or other real estate related assets.

Based on the criteria outlined above, we believe that, as of the time of this offering, our Qualifying Interests will comprise well in excess of 80% of the estimated fair market value of our total assets. As a result, we believe that we are not required to register as an investment company under the Investment Company Act. We do not intend, however, to seek an exemptive order, no-action letter or other form of interpretive guidance from the SEC on this position. If the SEC were to take a different position with respect to whether our assets constitute Qualifying Interests, we could be required either (i) to change the manner in which we conduct our operations to avoid being required to register as an investment company, or (ii) to register as an investment company, either of which could have a material adverse effect on our ability to make dividend payments and, accordingly, the trading price of the Series E preferred shares. Further, in order to ensure that we at all times continue to qualify for the above exemption from the Investment Company Act, we may be required at times to adopt less efficient methods of financing certain of our assets than would otherwise be the case and may be precluded from acquiring certain types of assets whose yield is higher than the yield on assets that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower at times our net interest income. Finally, if we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period we were determined to be an unregistered investment company.

Risks Associated with Our Business Relationship with the Bank and the Conflicts of Interest Inherent in that Relationship

We are dependent upon the Bank as advisor and servicer.

The Bank, which holds almost all of our common shares, is involved in virtually every aspect of our business. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the loan purchase and servicing agreement. Accordingly, we are dependent for the selection, structuring and monitoring of our mortgage assets on the officers and employees of the Bank, as advisor. In addition, we are dependent upon the expertise of the Bank, as servicer, for the servicing of the mortgage loans. Neither the advisory agreement nor the loan purchase and servicing agreement resulted from arm’s-length negotiations. We also face significant restrictions on obtaining such services from third parties; the termination of the advisory agreement and the loan purchase and servicing agreement with the Bank requires the affirmative vote of a majority of our Board of Directors, a majority of which is composed of directors and officers of the Bank. With the approval of a majority of our independent directors, the Bank, as advisor and servicer, may subcontract all or a portion of its obligations under these agreements to non-affiliates involved in the business of managing mortgage assets. In the event the Bank subcontracts its obligations in such a manner, we will be dependent upon the subcontractor to provide services.

We expect to acquire all of our mortgage loans from the Bank and the composition of our portfolio will be affected by changes in the Bank’s credit policies.

We have acquired all of our mortgage loans from the Bank and, although we are not required to do so, we expect that we will continue to acquire all our mortgage loans from the Bank in the future. If the Bank were to relax its credit policies, for example, by lowering the credit quality standards it applies or increasing the loan-to-value ratios it accepts, then the mortgages subsequently purchased by us would be riskier investments.

Our relationship with the Bank creates conflicts of interest.

The Bank is, and is expected to continue to be, involved in virtually every aspect of our operations. The Bank is the holder of substantially all of our common shares and will continue to administer our day-to-day activities in its role as advisor under the advisory agreement with the Bank. The Bank also acts as servicer of the mortgage loans on our behalf under the loan purchase and servicing agreement with the Bank. In addition, other than the independent directors and one outside director, all of our officers and directors are also officers and/or directors of the Bank. Their compensation is paid by the Bank, and they have substantial responsibilities in connection with their work as employees and officers of the Bank. As the holder of almost all of our outstanding voting shares, the Bank has the right to elect all of our directors, including the independent directors.

The Bank has interests that are dissimilar to, or in conflict with, our interests. Consequently, conflicts of interest arise with respect to transactions, including without limitation, future acquisitions of mortgage assets from the Bank; servicing of mortgage loans; and the renewal, termination or modification of the advisory agreement or the loan purchase and servicing agreement. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, are fair to both parties and consistent with market terms, including prices that are paid and received on the acquisition of mortgage assets by us or in connection with the servicing of mortgage loans. The requirement in the terms of our Series E preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank, although the independent directors are appointed by the Bank. There can be no assurance, however, that such agreements or transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated parties.

Although not required to do so, we currently acquire all of our mortgage assets from the Bank under the loan purchase and servicing agreement between us and the Bank. We do not have independent underwriting criteria for the loans we purchase and rely on the Bank’s underwriting standards for loan originations. Those criteria may change over time. Our Board of Directors has adopted certain policies to guide the acquisition and disposition of assets, but these policies may be revised from time to time at the discretion of the Board of Directors without a vote of our shareholders. We intend to acquire all or substantially all of the additional mortgage assets we may acquire in the future from the Bank on terms that are comparable to those that could be obtained by us if such mortgage assets were purchased from unrelated third parties, but we cannot assure you that this will always be the case.

As a result of the fact that the Bank is our controlling shareholder and our advisor, it is possible that, notwithstanding our good faith belief to the contrary, we in fact pay more for these loans than if we acquired them from an unaffiliated third party, and loans purchased from the Bank in the future may be of lesser quality than those currently in our loan portfolio.

Holders of our Series E preferred shares have extremely limited voting rights; the Bank controls most decisions made by a vote of the shareholders.

Holders of our Series E preferred shares are only entitled to vote with respect to the creation of a class of securities that rank senior to our Series E preferred shares and with respect to any amendment to our articles of incorporation that adversely affects the voting powers, preferences or special rights of our Series E preferred shares. Our Series E preferred shares, together with all of our other then outstanding preferred shares, also have the right to vote for two directors if full dividends have not been paid or set aside for payment for four consecutive quarters at the time of our annual meeting. Our common shares, 99.9% of which are owned by the Bank, control all other votes, including all votes with respect to any amendments to our articles of incorporation, the election of directors, increasing our authorized capital stock and the approval of major corporate transactions. While certain actions require the approval of a majority of the independent directors, including modifying our distribution policies, redeeming common shares, acquiring real estate assets other than obligations secured by real property, as well as other assets eligible to be held by REITs, terminating or modifying or electing not to renew our agreements with the Bank, revoking our REIT status or dissolving, liquidating or terminating prior to the redemption date for our outstanding preferred shares, the Bank, as majority shareholder, controls the election of the independent directors. Upon the vote of a majority of the independent directors (or both if there are only two) and a majority of all of the directors, we may agree to increase the fee we pay to the Bank under the advisory agreement. In order to be treated as independent, our independent directors cannot be affiliated with us or the Bank, but they may be former employees, directors or affiliates of ours or of the Bank or its other subsidiaries. Any directors elected by the holders of our preferred shares, including our Series E preferred shares, will be considered independent directors. Because of these voting arrangements, the Bank has effective control over almost all decisions we make. The Bank has advised us that at the date of this prospectus, it owns approximately $25.4 million of our Series A preferred shares and that it may seek to acquire more of those shares. Because our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding or voting our preferred shares, including our Series E preferred shares, the Bank may be in a position to significantly affect the outcome of any future vote by the holders of all our preferred shares, including our Series E preferred shares.

We may encounter delays and obstacles in liquidating defaulted mortgage loans.

Even assuming that the mortgaged properties underlying the mortgage loans held by us provide adequate security for the mortgage loans, we could encounter substantial delays in connection with the liquidation of defaulted mortgage loans, with corresponding delays in the receipt of related proceeds. Until we receive the proceeds, we will be unable to acquire new mortgage loans or other mortgage assets that produce income that we can use to pay dividends to the holders of the Series E preferred shares.

An action to foreclose on a mortgaged property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the borrower or other creditors raise defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states, including California, an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Bank to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related mortgage loan. In addition, the servicer will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated mortgage loans, including legal fees and costs of legal action, real estate taxes, insurance and maintenance and preservation expenses, thereby reducing amounts available with respect to the mortgage loans.

Certain of our mortgage loans are secured by interests in cooperative associations and their related residences. Most cooperative associations have highly restrictive rules regarding eligibility to purchase shares in the cooperative association and occupy the related residences. These restrictions may have an adverse effect on the time necessary to liquidate our interest in such cooperative associations and realize the proceeds from the sale of such cooperative residences.

Risks Relating to Our Series E Preferred Shares

An active trading market for our Series E preferred shares may not develop and the market price of our Series E preferred shares may be lower than the public offering price.

Prior to this offering, there have been no Series E preferred shares outstanding and there has been no public market for our Series E preferred shares. We cannot assure you that an active trading market for our Series E preferred shares will develop or be sustained. If a market were to develop, the prices at which our Series E preferred shares may trade will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. If an active trading market does not develop, the absence of an active market may adversely affect the market price of our Series E preferred shares or your ability to sell them at all.

The Bank’s Series I preferred shares into which our Series E preferred shares are automatically exchangeable are not traded on any national securities exchange or automated quotation system, which may impede selling the Bank’s Series I preferred shares.

Although the Bank’s Series A and Series B preferred shares are traded on the NYSE, the Bank does not currently intend to apply for listing or quotation of the Bank’s Series I preferred shares on any national securities exchange or automated quotation system. Consequently, a liquid trading market for the Bank’s Series I preferred shares, if issued, is unlikely to develop or be sustained. The lack of liquidity or an active trading market could adversely affect your ability to dispose of the Bank’s Series I preferred shares if issued in automatic exchange for our Series E preferred shares.

Our Series E preferred shares are perpetual and not redeemable at the option of the holder, and holders can have no assurance of receiving their initial investment back.

Our Series E preferred shares may not be redeemed at the option of the holder thereof under any circumstances, are perpetual and have no maturity date. There can be no guarantee that our Series E preferred shares will ever be redeemed. If investors in our Series E preferred shares choose to sell their securities in order to reclaim all or part of their initial investment in the absence of any redemption, there can be no guarantee that such investors would be able to sell their securities in the secondary market, or that if such sale occurred the sale price would be at or above the initial price.

Risks Related to Our Status as a REIT

If we were to fail to qualify as a REIT, we would be subject to U.S. federal income tax at regular corporate rates.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. As a result, the amount available for distribution to our shareholders, including the holders of our Series E preferred shares, would be reduced for the year or years involved and we would not be subject to the REIT requirement that we distribute substantially all of our net taxable income. In addition, unless entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which our qualification as a REIT was lost. The failure to qualify as a REIT would reduce our net earnings available for distribution to our shareholders, including holders of our preferred shares, because of the additional U.S. federal tax liability for the year or years involved. Our failure to qualify as a REIT would neither by itself give us the right to redeem the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares or Series E preferred shares, nor would it give the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares or the Series E preferred shares the right to have their shares redeemed.

Although we currently intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and in the best interest of holders of our common shares and preferred shares to revoke our REIT election. The tax law generally prohibits us from electing treatment as a REIT for the four taxable years following the year of any such revocation. See “Certain U.S. Federal Income Tax Consequences—Requirements for Qualification as a Real Estate Investment Trust—Failure to Qualify.”

If we do not distribute 90% of our net taxable income, we may not qualify as a REIT.

In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding net capital gains. We may retain the remainder of our REIT taxable income or all or part of our net capital gain, but will be subject to U.S. federal income tax at regular corporate rates on that income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gains net income for the calendar year and (iii) 100% of any undistributed income from prior periods. Under certain circumstances, federal or state regulatory authorities may restrict our ability, as a subsidiary of the Bank, to make distributions to our shareholders in an amount necessary to retain our REIT qualification. Such a restriction could result in us failing to qualify as a REIT. To the extent our REIT taxable income may exceed the actual cash received for a particular period, we may not have sufficient liquidity to make distributions necessary to retain our REIT qualification or may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if then prevailing market conditions are not favorable for such a borrowing. See “Certain U.S. Federal Income Tax Consequences—Requirements for Qualification as a Real Estate Investment Trust—Annual Distribution Requirements.”

If ownership of the common shares of the Bank becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

To maintain our status as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each of our taxable years. We believe that we currently satisfy, and expect to continue to satisfy, this requirement because for this purpose our common shares held by the Bank are treated as held by the Bank’s shareholders. However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future that five or fewer individuals would be treated as having constructive ownership of more than 50% of the value of our shares. We may have difficulty monitoring the daily ownership and constructive ownership of our outstanding shares and, therefore, we cannot assure that we will continue to meet the share ownership requirement. This risk may be increased in the future as the Bank carries out its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares and the Series E preferred shares may be redeemed or exchanged will not affect our REIT status prior to any redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares or the Series E preferred shares could adversely affect our ability to satisfy the share ownership requirements in the future. See “Certain U.S. Federal Income Tax Consequences—Requirements for Qualification as a Real Estate Investment Trust—General.”

We may (but are not required to) redeem all of our preferred shares at any time after the occurrence of a Special Event.

At any time following the occurrence of a Special Event, we will have the right to redeem each series of preferred shares (including our Series E preferred shares) in whole, but not in part, subject to the prior written approval of the FDIC. There are three types of Special Events: Tax Events, Investment Company Act Events and Regulatory Capital Events.

•

A Tax Event occurs when we receive an opinion of counsel to the effect that, as a result of any (i) change in the tax laws or the related regulations, (ii) judicial decision or other official administrative pronouncement or (iii) change in the official position or interpretation of any such judicial decision or administrative pronouncement, dividends paid by us with respect to our capital stock are not fully deductible by us for U.S. federal income tax purposes or we are, or will be, subject to more than a nominal amount of other taxes, duties or other governmental charges.

•	An Investment Company Act Event occurs when we receive an opinion of counsel to the effect that, as a result of certain changes in the applicable laws, regulations, or related interpretations, there is a significant risk that we will be considered an investment company under the Investment Company Act.

•	A Regulatory Capital Event occurs when, as a result of certain changes in the applicable laws, regulations, or related interpretations, there is a significant risk that our Series E preferred shares will no longer constitute Tier 1 capital of the Bank for the purposes of the capital adequacy regulations of the FDIC.

The occurrence of a Special Event will not, however, give the holders of our preferred shares (including our Series E preferred shares) any right to have their shares redeemed.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on “Prospectus Summary,” “Dividend Policy,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our business strategy;

•	our estimates regarding our capital requirements and our need for additional financing;

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts;

•	the anticipated effects of the offering;

•	our expectations regarding the payment of dividends on our preferred shares; and

•	assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our Series E preferred shares, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We undertake no obligation to update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

The gross proceeds that we will receive from the sale of our Series E preferred shares, before deducting the underwriting discount and estimated expenses, will be $100 million, or $115 million if the underwriters exercise the over-allotment option in full. Because the Bank has agreed to pay all the expenses of this offering, the entire gross proceeds from the offering will be available to us.

In connection with this offering, we intend to issue an additional 8,678,281 of our common shares to the Bank for an aggregate sale price of $50 million. We expect to use 84% of the proceeds from the sale of common stock to the Bank to retire existing Tier 1 capital. Specifically, we expect to redeem all of our Series B preferred shares on                      at an aggregate liquidation preference of $42 million.

We expect to use the proceeds of this offering of our Series E preferred shares (plus approximately         % of the proceeds from the sale of common stock to the Bank) to acquire approximately 100 single family residential mortgage loans with an aggregate outstanding principal balance of approximately $100 million. If the underwriters’ over-allotment option is exercised, we will use the additional $15 million in offering proceeds that we receive plus an additional $15 million from the sale of additional common stock to the Bank to purchase a further portfolio of single family mortgage loans with an aggregate outstanding principal balance of $30 million.

The completion of this offering will increase the Bank’s capital base, thereby supporting its future growth, and is expected to lower the after tax cost of the Bank’s regulatory capital. The net funds received by the Bank from this series of transactions will be used for its general corporate purposes.

DIVIDEND POLICY

Dividends on our Series E preferred shares and our other shares will be declared at the discretion of our Board of Directors. We expect that, in making decisions on dividends, our Board of Directors will consider the amount of funds potentially available to be paid as dividends, our anticipated future cash flows and the financial requirements to be satisfied from those cash flows, the tax consequences of paying or failing to pay dividends and other factors it believes to be relevant at the time. We currently expect to pay substantially all of our REIT taxable income, excluding capital gains, as dividends on our outstanding capital stock. In order to remain qualified as a REIT, we must distribute annually at least 90% of our REIT taxable income, excluding capital gains, to shareholders. Because in general it will be in our interest, and in the interests of our shareholders, to remain qualified as a REIT, this tax requirement creates a significant incentive to declare and pay dividends when we have sufficient resources to do so. At present, over 99% of our common shares are held by the Bank. The holders of our common shares (who elect at least a majority and in most situations all of our directors) also have a significant interest in having full dividends paid on our preferred shares because, as described below, dividends cannot be paid on our common shares unless they are first paid on our preferred shares.

We do not anticipate that any dividends on our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares or the common shares will constitute non-taxable returns of capital.

Limitations on Our Ability to Pay Dividends.    There are several limitations on our ability to pay dividends, including the following:

•

Under our current dividend policy, we may not pay any dividend with respect to any year to the extent that, after taking into account the dividend, the total of all cash or property distributions on our outstanding preferred shares and common shares with respect to that year would exceed 105% of our REIT taxable income (excluding capital gains) for that year plus our net capital gains for that year. This dividend policy may not be modified without the approval of a majority of our independent directors (or both of our independent directors if there are only two). Because we expect that dividend payments on our preferred shares will require significantly less than 105% of our REIT taxable income, the likely effect of this policy is to restrict the amounts of dividends paid on our common shares, thereby benefiting the holders of our preferred shares. It is possible, however, that under severely adverse conditions, our income could be so reduced that continued application of this policy could prevent us from paying full dividends on our preferred shares, including our Series E preferred shares.

•	If we do not declare and pay or set aside full dividends on our Series E preferred shares in any dividend period, we are prohibited from subsequently paying dividends or making other distributions with respect to our common shares until such time as full dividends on all outstanding Series E preferred shares have been (i) declared and paid for four consecutive quarterly dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fifth consecutive quarterly dividend period, unless payments are necessary in order to preserve our status as a REIT for U.S. federal income tax purposes. If our Board of Directors determines that dividend payments on our common shares are necessary in order to preserve our status as a REIT and the conditions set forth in the preceding clauses (i) and (ii) have not been satisfied, the unpaid portion of the full dividends for the current tax year must be declared and paid to the holders of our Series E preferred shares or set aside for payment before any dividend can be paid on our common shares. See “Description of Our Series E Preferred Shares—Dividends.”

•	Nevada law provides that a dividend may not be paid if, after giving effect to the dividend, (i) we would not be able to pay our indebtedness as the indebtedness becomes due in the usual course of business, or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

Bank Regulatory Considerations.    The Bank is subject to bank regulatory requirements that in some situations could affect our ability to pay dividends. The FDIC’s prompt corrective action regulations prohibit institutions such as the Bank from making any “capital distribution,” which for this purpose includes any transaction that the FDIC determines, by order or regulation, to be “in substance a distribution of capital,” unless the institution will continue to be at least adequately capitalized after the distribution is made. It is possible that the FDIC would seek pursuant to these provisions to prohibit the payment of dividends on our preferred shares if the Bank failed to maintain a status of at least adequately capitalized. The Nevada banking law contains similar provisions. Currently under the FDIC’s rules, an institution is deemed well capitalized if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%. An institution is considered adequately capitalized if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%. At September 30, 2006, the Bank’s total risk-based capital ratio was 11.21%, its Tier 1 risk-based capital ratio was 9.69% and its Tier 1 leverage ratio was 6.68%. If the $42 million of Series B preferred shares had been redeemed, the sale of our Series E preferred shares had been completed on September 30, 2006 (but the underwriters’ over-allotment option was not exercised), and all of the net offering proceeds were invested in assets bearing a 50% risk weighting, the Bank’s total risk-based capital at that date would have been 11.98%, its Tier 1 risk-based capital would have been 10.12% and its Tier 1 leverage would have been 7.00%.

If an automatic exchange of our Series E preferred shares for the Bank’s preferred shares occurs as described under “Description of Our Series E Preferred Shares—Automatic Exchange,” it almost certainly will take place under circumstances in which the Bank will be considered less than adequately capitalized for purposes of federal and state prompt corrective action regulations. Thus, at the time of an automatic exchange, the Bank probably would be prohibited from paying dividends on its preferred shares, including the preferred shares issued in the exchange. The Bank’s ability to pay dividends on its preferred shares following an automatic exchange also would be subject to various restrictions under federal and state banking regulations. If the Bank did pay dividends on its preferred shares, those dividends would be payable out of its capital surplus. See “Information Regarding First Republic Bank.”

Under certain circumstances, including a determination by federal and state regulatory authorities that the Bank’s relationship with us resulted in an unsafe and unsound banking practice, those regulatory authorities would have additional authority to restrict our payments of dividends.

Financial Ability to Pay Dividends.    The income and cash flow that will be available to us for the payment of dividends will be obtained primarily from interest payments on our mortgage assets. The amounts of interest income we earn will be significantly affected by fluctuations in prevailing interest rates. At present, a substantial percentage of the mortgages we own earn interest at adjustable rates, and we expect to continue to hold substantial amounts of adjustable rate mortgages in the future. If, as in recent years, there is a general decline in interest rates, we will experience a reduction in the income generated from our adjustable rate mortgages. Also, in a period of declining interest rates, the obligors on the fixed rate mortgage loans in our portfolio will be more likely to refinance and prepay those loans at a time when the only fixed rate mortgages available to replace them bear interest at lower rates than the mortgages being replaced. This also would cause a reduction in our interest income. Other adverse developments, such as defaults by mortgage obligors in which we were unable to recover the full amount owed to us through foreclosure or other proceedings, also could cause declines in our interest income. Under certain circumstances, therefore, it is possible that we might not have sufficient income or cash flow to pay full dividends on our preferred shares. As the analysis in the two following paragraphs illustrates, however, this possibility would occur only after a very substantial decline in our financial condition.

We expect to have sufficient income to pay full dividends on our preferred shares unless the net yield on our interest-earning assets declines substantially. At September 30, 2006, the yield on our interest-earning assets was 5.88%. The aggregate amount of dividends that will be paid each year if declared on our Series A, Series C and Series D preferred shares is $10,524,000. Accordingly, based on the assumptions described below, following the closing of this offering and the redemption of our Series B preferred shares we will need at least $             million of annual net income to pay full annual dividends on our Series E preferred shares and on our other outstanding preferred shares. We expect that our annual net income will be at least that amount unless in any year the average net yield on our interest-earning assets declines to below             %. This analysis is based on the following assumptions, which we believe are reasonable for this purpose:

•	our expenses total $300,000 per year;

•	we do not incur interest-bearing liabilities;

•	the underwriters do not exercise their over-allotment option;

•	we issue additional shares of our common stock to the Bank for cash proceeds of $50 million and we redeem the Series B preferred shares at an aggregate liquidation preference of $42 million on ;

•	at the completion of this offering we acquire additional mortgage loans with an aggregate outstanding principal balance of approximately $100 million, and we reinvest loan payments and prepayments;

•	the aggregate principal amount of our interest-earning assets remains constant; and

•	we do not have delinquent loans or losses on the foreclosure of mortgages loans.

Another way to analyze our future ability to pay dividends on our preferred shares is to measure the “cushion” of funds remaining after payment of full dividends on all our preferred shares. Based on the assumptions described in the preceding paragraph, and on the further assumptions that during the twelve-month period following the closing of this offering our mortgage loan portfolio, our other interest-earning assets and interest rates all remain unchanged, we anticipate that during that period our loan portfolio and short-term investments will generate interest income of approximately $             million, net of servicing and advisory fees and other operating expenses. On that basis, after providing for payment of full dividends on our Series A, Series C and Series D preferred shares (which will rank equally with our Series E preferred shares), approximately $             million would be available for payment of dividends to holders of our Series E preferred shares and our common shares for that 12-month period. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option), annual dividends of $             million will be due on our Series E preferred shares.

We believe that significant funds would be available to pay dividends on our preferred shares and on our common shares even if the performance of our loan portfolio were to decline materially. For example, if the aggregate principal balance of our loan portfolio were to decrease by 15% during the twelve-month period following the closing of this offering because of loan prepayments or liquidations upon foreclosures, and the proceeds from those prepayments or foreclosures were deposited with the Bank and earning interest at current prevailing rates of 4.25% per year, approximately $             million would continue to be available, after payment of full dividends on our Series A, Series C and Series D preferred shares, for payment of dividends to holders of our Series E preferred shares and our common shares. Alternatively, if the net yield of our loan portfolio were to decline to an amount 1% lower than the pro forma net loan yield of 5.89% during the twelve-month period following the closing of this offering, approximately $             million would continue to be available, after payment of full dividends on our Series A, Series C and Series D preferred shares, for payment to holders of our Series E preferred shares and our common shares. Upon completion of this offering (assuming the underwriters do not exercise their over-allotment option), annual dividends of $             million will be due on the Series E preferred shares.

The assumptions used in the analyses provided above were selected by us solely for illustrative purposes. Our actual future financial performance will be different from the performance described in this section; for example, the yield on our mortgage loans will not remain constant. We cannot assure you that we will not in fact experience adverse developments that materially impact our ability to pay full dividends on our Series E preferred shares.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006 on an actual basis, and as adjusted to give effect to the sale of 8,678,281 of our common shares to the Bank, the sale of the 4,000,000 Series E preferred shares we are offering (assuming the underwriters do not exercise their over-allotment option), the planned redemption of the Series B preferred shares and the application of the estimated proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with our financial statements and notes thereto included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted(1)(2)
	($ in thousands)
Preferred shares, Series A, 10.50% noncumulative, exchangeable; $.01 par value; $1,000 liquidation value per share; 55,000 shares authorized; 55,000 shares issued and outstanding	$55,000	$55,000
Preferred shares, Series B, 8.875% noncumulative, exchangeable; $.01 par value; $25 liquidation value per share; 1,840,000 shares authorized, 1,680,000 shares issued and outstanding	42,000	—
Preferred shares, Series C, 5.7% noncumulative, convertible, exchangeable; $.01 par value; $1,000 liquidation value per share; 10,000 shares authorized; 7,000 shares issued and outstanding	7,000	7,000
Preferred shares, Series D, 7.25% noncumulative, convertible, exchangeable; $.01 par value; $25 liquidation value per share; 2,400,000 shares authorized; 2,400,000 shares issued and outstanding	60,000	60,000
Preferred shares, Series E, % noncumulative, exchangeable; $.01 par value; $25 liquidation value per share; 4,600,000 shares authorized, 4,000,000 shares issued and outstanding	—	100,000
Common shares, $.01 par value, 75,000,000 shares authorized; 29,353,033 shares issued and outstanding at September 30, 2006 and 38,031,314 shares as adjusted to reflect this offering	294	380
Additional paid-in capital	168,824	218,738
Retained earnings	2,618	2,618

Total stockholders’ equity	$335,736	$443,736

(1)	The as adjusted amounts reflect (a) our receipt and application of the gross proceeds from the current offering, as described elsewhere in this prospectus and giving effect to the Bank’s agreement to bear all costs of the offering, including underwriters’ discounts and commissions, (b) the purchase by the Bank of 8,678,281 additional shares of our common stock and (c) the redemption of $42 million of our Series B preferred shares as of .
(2)	If the underwriters’ over-allotment option is exercised in full, (a) an aggregate of 4,600,000 Series E preferred shares will be issued in this offering, resulting in aggregate gross proceeds of approximately $115 million, (b) the aggregate principal amount of mortgage loans contributed by the Bank in return for our common shares will be approximately $130 million and (c) our total stockholders’ equity as adjusted will be approximately $474 million.

BUSINESS

General

We are a Nevada corporation formed in April 1999 for the purpose of raising cost-effective capital for the Bank. We are a majority owned subsidiary of the Bank. Under current banking regulations, our outstanding preferred shares are eligible to be treated as Tier 1 or Tier 2 capital in the consolidated financial statements of the Bank. Our principal business is to acquire and hold mortgage assets that will generate income for distribution to our shareholders. We expect this will continue to be our principal objective for the foreseeable future. We acquired all of the mortgage assets we currently hold in our loan portfolio from the Bank, and we anticipate that substantially all of our future acquisitions of mortgages will be from the Bank. We have been operating, and intend to continue to operate, so as to qualify as a REIT for U.S. federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute substantially all of our earnings to our shareholders and continue to meet a number of other requirements. As of September 30, 2006, we held loans acquired from the Bank with gross outstanding principal balances of $323.9 million. Our loan portfolio at September 30, 2006 consisted entirely of mortgage loans secured by single family or multifamily properties, and all of those loans were either originated by the Bank or underwritten and purchased by the Bank.

Liquidity And Capital Resources

Our principal liquidity needs will be (i) to fund the acquisition of additional mortgage loans as borrowers repay mortgage loans held by us and (ii) to pay dividends. We expect we will fund the acquisition of additional mortgage loans with the proceeds of principal repayments on our current portfolio of mortgage loans. Proceeds from interest payments will be deposited with the Bank in an account that earns interest at a rate equal to the rate paid to the Bank’s third-party clients. The funds will be used for the payment of operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. We believe that cash generated from the payment of interest and principal on the mortgage assets will provide us with sufficient funds to meet our operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

General Description of Mortgage Assets

Mortgage Assets.    As of September 30, 2006, our mortgage assets consisted of mortgage loans originated by the Bank and secured by single family (one-to-four unit) homes and multifamily properties. The aggregate outstanding principal balance of those loans was $323.9 million as of September 30, 2006.

Single Family Mortgage Loans.    The Bank originates and may acquire from time to time both conforming and nonconforming single family mortgage loans. Conventional conforming single family mortgage loans comply with the requirements for inclusion in a loan guarantee program sponsored by either Freddie Mac or Fannie Mae. Substantially all of the single family mortgage loans that we have acquired from the Bank are nonconforming loans because the original loan principal balances exceed the limits for Freddie Mac or Fannie Mae programs. We believe that all of our single family mortgage loans meet the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

Each single family mortgage loan is evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on a single family (one-to-four unit) residential property, including shares allocated to a dwelling unit in a residential cooperative housing corporation. Real estate properties underlying single family mortgage loans consist of individual dwelling units, individual cooperative apartment units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses. We currently expect that, consistent with our current portfolio, most of the single family mortgage loans acquired in the future will be adjustable rate or intermediate fixed rate mortgage loans; however, we may also purchase longer-term fixed rate single family mortgage loans.

Multifamily Mortgage Loans.    Our multifamily mortgage loans are predominately for established buildings in the urban neighborhoods of San Francisco and Los Angeles and for recently constructed properties in

Las Vegas. The buildings used as collateral for our multifamily loans generally are operating properties with proven occupancy, rental rates and expense levels. The neighborhoods tend to be densely populated; the properties generally are close to employment opportunities and rent levels are appropriate for the target occupants. Typically, the borrowers are property owners who are experienced at managing these properties. Our current policy is not to acquire multifamily mortgage loans if total multifamily mortgage loans, together with commercial mortgage loans, if any, would constitute more than 15% of our total mortgage assets immediately following the acquisition.

Commercial Mortgage Loans.    Although we currently do not own any commercial mortgage loans, we may acquire commercial mortgage loans secured by industrial and warehouse properties, recreational facilities, office buildings, retail space and shopping malls, hotels and motels, hospitals, nursing homes or senior living centers. Our current policy is not to acquire any interest in a commercial mortgage loan if commercial mortgage loans and multifamily mortgage loans together would constitute more than 15% of our total mortgage assets immediately following the acquisition. For a variety of reasons, commercial mortgage loans can be significantly more risky than single family mortgage loans.

Management Policies and Programs

In administering our mortgage assets, the Bank has a high degree of autonomy. Our Board of Directors, however, has adopted certain policies to guide the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of the Board of Directors without a vote of our shareholders, including holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares.

Asset Acquisition Policies.    We currently anticipate purchasing mortgage assets comprised primarily of single family mortgage loans and, to a lesser extent, multifamily mortgage loans; we also may purchase commercial real estate mortgages. Although not required to do so, we expect to acquire all or substantially all of these mortgage assets from the Bank. As a majority-owned subsidiary of the Bank, we acquire loans from the Bank at prices equal to the Bank’s carrying amount, which generally has approximated their fair values. If a significant difference were to exist between the Bank’s carrying amount and the fair value of the loans at the date of purchase, we would record the difference as a capital contribution by the Bank or a capital distribution to the Bank and would not record an adjustment to the basis of the loans. In the future, we would expect the purchase price to approximate the fair value of the loans for recently originated loans; however, the price that we pay will not be determined through arm’s-length transactions with unrelated third parties. We intend to acquire only performing loans from the Bank. However, neither we nor the Bank currently have specific policies with respect to our acquisition from the Bank of particular loans or pools of loans, other than our requirement that these assets must be eligible to be held by a REIT. We may periodically acquire mortgage assets from unrelated third parties. To date, we have not entered into any agreements, arrangements or adopted any procedures to purchase mortgage assets from unrelated third parties. However, the Bank has purchased mortgage assets from unrelated third parties, and these assets are eligible to be purchased by us. We anticipate purchasing mortgage assets from unrelated third parties only if neither the Bank nor any of its affiliates has amounts or types of mortgage assets sufficient to meet our requirements.

In addition, we are permitted under the REIT guidelines to invest up to 25% of the total value of our assets in assets eligible to be held by REITs other than those described above. These assets could include shares or interests in other REITs and partnership interests. Since inception, we have not acquired any such assets. However, in order to preserve our status as a REIT under the Code, at least 75% of our total assets must consist of mortgage loans and other qualified assets of the type set forth in Section 856(c)(5)(B) of the Code. The other qualifying assets include cash, cash equivalents and securities, including shares or interests in other REITs, although we currently do not intend to invest in shares or interests in other REITs.

Capital and Leverage Policies.    If our Board of Directors decides that additional funding is required, we may seek to raise funds through equity offerings or debt financings. We may also seek to retain cash that otherwise would be used to pay dividends, but only after considering the consequences of such action under the provisions of the Code requiring a REIT to distribute not less than 90% of its REIT taxable income (excluding deductions for any dividends paid and any net capital gains) and taking into account taxes that would be imposed on undistributed taxable income.

We have no debt outstanding and currently do not intend to incur any indebtedness. Our articles of incorporation, however, do not contain any limitation on the amount or percentage of debt, funded or otherwise, that we may incur. Notwithstanding the foregoing, the terms of our preferred shares provide that we may not incur indebtedness in excess of 25% of total stockholders’ equity without the approval of a majority of our independent directors. Any debt incurred may include intercompany advances made by the Bank to us.

We may also issue additional series of preferred shares. We are prohibited, however, from issuing preferred shares ranking senior to our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares or Series E preferred shares without the consent of holders of at least two-thirds of each of the respective series of outstanding preferred shares. The Bank has advised us that, at the date of this prospectus, it owns approximately $25.4 million of our Series A preferred shares and that it may seek to acquire more of those shares. Because our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding or voting our preferred shares, the Bank may be in a position to significantly affect the outcome of any future vote by the holders of our preferred shares. In addition, we are prohibited from issuing preferred shares ranking either senior or equal to our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares or Series E preferred shares without the approval of a majority of our independent directors. We currently do not intend to issue any additional series of preferred shares.

Credit Risk Management Policies.    We intend that each mortgage loan acquired from the Bank or any other party will represent a first lien position and will be originated in the ordinary course of the originator’s real estate lending activities based on the underwriting standards generally applied (at the time of origination) for the originator’s own account. We also intend that all mortgage assets held will be serviced pursuant to the loan purchase and servicing agreement with the Bank, which requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by us and, in the case of the single family mortgage loans, with Freddie Mac and Fannie Mae guidelines and procedures.

Conflict of Interest Policies.    Because of the nature of our relationship with the Bank, conflicts of interest will arise with respect to certain transactions, including, without limitation, the acquisition of mortgage assets from the Bank and the modification of the advisory agreement or the loan purchase and servicing agreement. It is our policy, and the policy of the Bank, to keep the terms of any financial dealings with the Bank consistent with those available from unrelated third parties in the mortgage lending industry. In addition, neither the advisory agreement nor the loan purchase and servicing agreement may be modified or terminated without the approval of a majority of our independent directors.

Conflicts of interest between us and the Bank also will arise in connection with making decisions that bear upon the credit arrangements that the Bank may have with a borrower. Additional conflicts will arise in connection with actions taken by the Bank as our controlling shareholder. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, including without limitation the loan purchase and servicing agreement, are fair to both parties and are consistent with market terms for such types of transactions. The loan purchase and servicing agreement provides that the Bank must perform foreclosures and dispositions of the mortgage loans with a view toward maximizing the recovery by us, and that the servicer must service the mortgage loans with a view towards our interests. The requirement in the terms of our Series E preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank. There can be no assurance, however, that any such agreement or transaction in fact will be on terms as favorable to us as would have been obtained from unaffiliated third parties.

There are no provisions in our articles of incorporation limiting any of our officers, directors, security holders or affiliates from having any direct or indirect interest in any mortgage assets to be acquired or disposed of by us or in any transaction in which we have an interest or from engaging in acquiring, holding or managing such mortgage assets. As described elsewhere in this prospectus, we expect that the Bank will have direct interests in transactions with us, including, without limitation, the transfer of mortgage assets to us. We currently do not anticipate, however, that any of our officers or directors will have any interests in such mortgage assets.

Insurance Policies.    The Bank follows what it believes to be standard practices in the mortgage banking industry by requiring borrowers to obtain and thereafter to maintain insurance covering fire and casualty losses in respect of the mortgaged properties, but not requiring insurance coverage for natural disasters such as earthquakes. We believe that the properties underlying the mortgage loans we hold are adequately insured against these types of losses.

Other Policies.    We do not intend to make direct investments in real estate or to own other interests in real estate, except as a result of foreclosure proceedings related to our mortgage loans. We do not intend to invest in securities such as bonds, preferred stock and common stock or in the securities of or other interests in entities engaged in real estate activities, although we are permitted under REIT guidelines to invest up to 25% of our portfolio in eligible real estate securities, including shares or interests in other REITs and partnership interests.

We intend to operate in a manner that will not subject us to regulation under the Investment Company Act. Therefore, we do not intend to:

•	invest in the securities of other issuers for the purpose of exercising control over such issuers;

•	underwrite securities of other issuers;

•	actively trade in loans or other investments;

•	offer securities in exchange for property; or

•	make loans to third parties, including our officers, directors or other affiliates.

The Investment Company Act exempts entities that, directly or through majority-owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” We refer to these interests as “Qualifying Interests.” Under current interpretations by the staff of the SEC, in order to qualify for this exemption, we, among other things, must maintain at least 55% of our assets in Qualifying Interests and also may be required to maintain an additional 25% in Qualifying Interests or other real estate-related assets. The assets that we may acquire therefore may be limited by the provisions of the Investment Company Act. We have established a policy of limiting authorized investments that are not Qualifying Interests to no more than 20% of the value of our total assets.

We may, under certain circumstances, purchase our preferred shares (including the Series E preferred shares) or common shares in the open market or otherwise. Any action of this type would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT, and only upon approval by our Board of Directors.

We currently intend to make investments and operate our business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. Future economic, market, legal, tax or other considerations, however, may cause our Board of Directors, subject to approval by a majority of the independent directors, to determine that it is in our best interests and in the best interest of our shareholders to revoke our REIT status.

We currently do not intend to borrow money or issue securities senior to our Series E preferred shares or otherwise to incur any indebtedness in connection with operations. However, we reserve the right to do so at any time, although under our articles of incorporation, indebtedness in excess of 25% of our total stockholders’ equity may not be incurred without the approval of a majority of our independent directors.

The investment and operating policies described above may be revised from time to time at the discretion of our Board of Directors without a vote of the shareholders.

Description of Loan Portfolio

General.    Except for certain home loans purchased by the Bank in 1998, the mortgage loans held by us were originated by the Bank in the ordinary course of its real estate lending activities. The mortgage loans consisted solely of single family mortgage loans through the first quarter of 2003. At September 30, 2006, mortgage loans totaled $323.9 million, of which $288.3 million were secured by single family residences and $35.6 million were secured by multifamily properties. At the completion of this offering, we will acquire additional single family mortgage loans with an aggregate principal balance of approximately $100 million ($130 million if the underwriters’ over-allotment option is exercised in full).

In the remainder of this section, we have provided information regarding (i) our actual mortgage portfolio as it existed at September 30, 2006, (ii) the mortgage loan portfolio we intend to acquire from the Bank at the completion of this offering with outstanding principal balances updated as of September 30, 2006, and (iii) our aggregate mortgage loan portfolio, adjusted as if the additional $100 million of single family mortgage loans we intend to acquire at the completion of this offering had been acquired by us at September 30, 2006 instead of at the completion of this offering. This aggregate portfolio is sometimes referred to below as the “pro forma loan portfolio.” From these dates until completion of this offering, the mortgages in these portfolios may change principally due to repayments and interest rate adjustments, but those changes are not expected to be material in the aggregate to the presentation of information included in this section describing our loan portfolio.

The loans in our pro forma loan portfolio have a weighted average remaining term of approximately 24.3 years and generally bear interest at rates ranging from 4.50% to 7.49% per annum; as of September 30, 2006, these loans had a weighted average net interest rate of 5.89% per annum. The mortgage loans were originated between October 1983 and September 2005, and the average original term to stated maturity was 28.4 years. The weighted average number of months from origination of the loans (calculated as of September 30, 2006) was 4.2 years.

The weighted average “loan-to-value ratio” for the loans in our pro forma loan portfolio was approximately 54% at September 30, 2006. The “loan-to-value ratio” means the ratio (expressed as a percentage) of the current principal amount of a mortgage loan to the lesser of (i) the most recent appraised value of the underlying mortgage property, and (ii) if the mortgage loan was made to finance the acquisition of a property, the purchase price of the mortgaged property. The provisions governing our mortgage loans include a “due-on-sale” clause, which prevents the unauthorized transfer of property serving as collateral for the mortgage loans and accelerates the obligation to repay the entire outstanding principal balance of the loan on any such transfer.

Mortgage Loans.    The mortgage loan portfolio consists of adjustable and fixed interest rate types, which are more fully described below. The interest rate types for adjustable rate mortgage (“ARM”) loans include Monthly Eleventh District Cost of Funds Index (“COFI”) ARM, Six-Month Eleventh District COFI ARM, One-Year Treasury (“CMT”) ARM and LIBOR; intermediate fixed rate types, which are adjustable after an initial period, include 5/1 Year ARM, 7/1 Year ARM, 10/1 Year ARM, and 5/5 Year ARM; and fixed interest rate types include 15-Year Fixed and 30-Year Fixed.

The interest rate on an ARM typically is tied to either the COFI or the CMT index and is adjustable periodically. A majority of the loans in our pro forma loan portfolio are adjustable rate mortgages or loans that become adjustable after an initial period, and 68% (by principal balance) of these loans bear interest at rates that adjust within one year. An additional 22% of these were intermediate fixed rate mortgage loans that bear interest rates that are fixed for an initial period and then adjust after the initial period. Generally, ARMs are subject to lifetime interest rate caps and periodic interest rate caps.

The interest rate on an ARM generally includes a “gross margin,” which is a fixed percentage that is added to the loan’s index in order to calculate the interest rate to be paid by the borrower (without taking into account any interest rate caps or minimum interest rates). “Gross margin” is not applicable to longer-term fixed rate mortgage loans.

The interest rate on each type of ARM loan product such as the COFI ARM or the CMT adjusts periodically, subject to lifetime interest rate caps, minimum interest rates and, for most ARMs, maximum periodic adjustment increases or decreases, each as specified in the mortgage note relating to the ARM. Mortgage loans that we purchase after consummation of the offering may be subject to different interest rate caps and minimum interest rates. Each ARM loan bears interest at its initial interest rate until its first rate adjustment date. Effective with each rate adjustment date, the monthly principal and interest payment on substantially all of the ARM loans will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such mortgage loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. As of September 30, 2006, approximately 49% of the principal balance of the loans in our pro forma loan portfolio allow the mortgagor to repay at any time all of the outstanding principal balance of the mortgage loan without a fee or penalty.

Of the $424 million of mortgage loans held in our pro forma loan portfolio as of September 30, 2006, 22% were automatically convertible (5/1 Year ARMs, 7/1 Year ARMs and 10/1 Year ARMs), the interest rate is fixed at an initial rate for a certain amount of years (five, seven or ten years), after which time the loan generally converts to a Monthly or One-Year ARM. The interest rate adjusts monthly or annually thereafter as if the mortgage loan were a Monthly or One-Year ARM, respectively, with a lifetime interest rate cap.

We have purchased from the Bank certain adjustable rate single family home loans that contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. The borrower’s ability to make payments is determined based on a rate in excess of the fully accrued interest rate, which is well above the initial rate on the negative amortization loan. The amount of any payment shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which, in turn, could cause increases in the principal amount owed by the borrower over the original amount advanced. At September 30, 2006, loans with the potential for negative amortization were $8.1 million, or 2% of the total loan portfolio; none of these loans had increases in principal as of September 30, 2006. There is one loan for $700,000 in the $100 million additional loan portfolio that had $13,000 of deferred interest added to its principal balance.

In addition, we have purchased from the Bank loans with a period of interest only payments. Underwriting standards for all loans have required a high level of borrower net worth, substantial post-loan liquidity, excellent FICO scores and significant down payments. As of September 30, 2006, approximately $271.1 million of single family loans, or 70% held in our pro forma loan portfolio, allowed interest only payments for varying periods. These interest only loans had an average LTV ratio of approximately 56%, based on appraised value at the time of origination. None of our interest only home loans had an LTV ratio at origination of more than 80%.

The following tables set forth additional data with respect to the types of residential mortgage loan we hold. The information is provided separately for (i) the loans actually held by us as of September 30, 2006, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Type of Single Family Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Remaining Term(2) (in Months)	Gross Margin(2)	Term(2) (in Months)	Months to Next Reset(2)
ARM Loans:
COFI	6.10%	257	$159,490	49%	301	2.22%	356	1
CMT	6.81	48	25,562	8	268	2.50	358	7
Libor	6.25	16	7,690	2	302	2.05	360	7

Total ARMs	6.20	321	192,742	59	297	2.25	356	2

Intermediate Fixed:
12 months to 36 months	5.18	64	39,947	13	312	2.41	360	17
37 months to 60 months	5.45	28	16,096	5	267	2.11	346	35
Greater than 60 months	5.12	8	5,364	1	308	2.26	360	82

Total Intermediate Fixed	5.24	100	61,407	19	300	2.32	356	27

Total Adjustable	5.97	421	254,149	78	298	2.27	356	8
Fixed Rate Loans	5.60	82	34,115	11	244	—	295	—

Total Single Family Loans	5.92%	503	$288,264	89%	291	—%	349	—

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Multifamily Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Remaining Term(2) (in Months)	Gross Margin(2)	Term(2) (in Months)	Months to Next Reset(2)
ARM Loans:
COFI	6.23%	20	$20,188	6%	192	2.41%	245	1
CMT	7.57	3	1,497	1	101	2.98	212	4

Total ARMs	6.33	23	21,685	7	186	2.44	243	2

Intermediate Fixed:
12 months to 36 months	5.20	5	4,294	1	145	2.37	177	29
37 months to 60 months	5.75	1	217	—	105	2.05	121	45
Greater than 60 months	6.04	2	1,458	1	334	2.21	361	94

Total Intermediate Fixed	5.43	8	5,969	2	190	2.32	220	46

Total Adjustable	6.13	31	27,654	9	187	2.42	238	11
Fixed Rate Loans	6.07	10	7,957	2	137	—	170	—

Total Multifamily Loans	6.12%	41	$35,611	11%	176	—%	223	—

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Total Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Remaining Term(2) (in Months)	Gross Margin(2)	Term(2) (in Months)	Months to Next Reset(2)
ARM Loans:
COFI	6.11%	277	$179,678	55%	289	2.24%	343	1
CMT	6.85	51	27,059	9	259	2.53	350	7
Libor	6.25	16	7,690	2	302	2.05	360	7

Total ARMs	6.21	344	214,427	66	285	2.27	345	2

Intermediate Fixed:
12 months to 36 months	5.18	69	44,241	14	296	2.41	342	18
37 months to 60 months	5.46	29	16,313	5	265	2.11	343	35
Greater than 60 months	5.32	10	6,822	2	314	2.25	360	84

Total Intermediate Fixed	5.26	108	67,376	21	290	2.32	344	29

Total Adjustable	5.98	452	281,803	87	287	2.28	345	9
Fixed Rate Loans	5.69	92	42,072	13	224	—	271	—

Total Loans	5.94%	544	$323,875	100%	278	—%	335	—

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Residential Mortgage Loan Product

Held in the $100 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

($ in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Remaining Term(2) (in Months)	Gross Margin(2)	Term(2) (in Months)	Months to Next Reset(2)
ARM Loans:
COFI	5.92%	82	$74,687	74%	328	2.03%	358	1

Intermediate Fixed:
12 months to 36 months	4.67	3	4,761	5	340	2.91	360	16
37 months to 60 months	5.17	16	21,098	21	342	2.86	360	42

Total Intermediate Fixed	5.08	19	25,859	26	342	2.87	360	37

Total Adjustable Loans	5.70%	101	$100,546	100%	332	2.24%	358	10

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Mortgage Loan Product

Held in the $424 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

($ in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Remaining Term(2) (in Months)	Gross Margin(2)	Term(2) (in Months)	Months to Next Reset(2)
ARM Loans:
COFI	6.05%	359	$254,365	60%	300	2.18%	348	1
CMT	6.85	51	27,059	6	259	2.53	350	—
Libor	6.25	16	7,690	2	302	2.05	360	7

Total ARMs	6.13	426	289,114	68	296	2.21	348	1

Intermediate Fixed:
12 months to 36 months	5.13	72	49,002	12	300	2.46	344	18
37 months to 60 months	5.30	45	37,411	9	309	2.53	353	39
Greater than 60 months	5.32	10	6,822	1	314	2.25	360	84

Total Intermediate Fixed	5.21	127	93,235	22	305	2.47	349	31

Total Adjustable	5.91	553	382,349	90	298	2.27	348	9
Fixed Rate Loans	5.69	92	42,072	10	224	—	271	—

Total Loans	5.89%	645	$424,421	100%	291	—%	341	—

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

The following tables set forth additional data with respect to the interest rates of our residential mortgage loans. The information is provided separately for (i) the mortgage loans actually held by us as of September 30, 2006, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Interest Rates of Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

Net Interest Rate to Company	Single Family			Multifamily			Total
	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
4.00% to 4.49	1	$547	—%	1	$654	—%	2	$1,201	—%
4.50 to 4.99	17	14,185	4	1	588	—	18	14,773	4
5.00 to 5.49	93	55,601	17	5	5,246	2	98	60,847	19
5.50 to 5.99	143	88,868	27	4	2,629	1	147	91,497	28
6.00 to 6.49	137	77,312	24	20	19,398	6	157	96,710	30
6.50 to 6.99	63	31,656	10	6	5,738	2	69	37,394	12
7.00 to 7.49	29	12,322	4	1	244	—	30	12,566	4
7.50 to 7.99	18	7,663	3	1	183	—	19	7,846	3
8.00% and above	2	110	—	2	931	—	4	1,041	—

Total	503	$288,264	89%	41	$35,611	11%	544	$323,875	100%

Interest Rates of Mortgage Loans

Held in the $100 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

($ in thousands)

Net Interest Rate to Company	Number of Loans	Principal Balance	Percentage of Total Principal Balance
4.50% to 4.99	4	$7,936	8%
5.00 to 5.49	15	12,959	13
5.50 to 5.99	44	47,984	47
6.00 to 6.49	35	28,906	29
6.50 to 6.99%	3	2,761	3

Total	101	$100,546	100%

Interest Rates of Mortgage Loans

Held in the $424 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

($ in thousands)

Net Interest Rate to Company	Number of Loans	Principal Balance	Percentage of Total Principal Balance
4.00% to 4.49	2	$1,201	—%
4.50 to 4.99	22	22,709	5
5.00 to 5.49	113	73,806	17
5.50 to 5.99	191	139,481	34
6.00 to 6.49	192	125,616	30
6.50 to 6.99	72	40,155	9
7.00 to 7.49	30	12,566	3
7.50 to 7.99	19	7,846	2
8.00% and above	4	1,041	—

Total	645	$424,421	100%

Underwriting Standards.    The Bank has represented to us that all of the mortgage loans in our portfolio, including the mortgages to be acquired by us on completion of this offering and the mortgages originated by a party other than the Bank, were originated or subsequently underwritten generally in accordance with the underwriting policies customarily employed by the Bank during the period in which the mortgage loans were originated or purchased by the Bank, as applicable.

In the mortgage loan approval process, the Bank assesses both the borrower’s ability to repay the mortgage loan and, in the appropriate cases, the adequacy of the proposed security underwriting procedures include an evaluation of the borrower’s liquidity cash flow and net worth, as well as credit history. A borrower’s credit score is considered but is not the sole determining factor in the decision to approve a loan. Credit policies and procedures are established by the Board of Directors of the Bank, which delegates credit approval to certain executive officers and senior credit officers in accordance therewith.

The approval process for each type of mortgage loan includes on-site appraisals of the properties securing such loans and a review of the applicant’s financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of commercial mortgage loans. The Bank generally lends up to 80% of the appraised value of single family residential owner-occupied dwellings. The maximum loan-to-value ratio generally applied by the Bank for multifamily mortgage loans has been 75% of the lesser of the appraised value of the property or the sale price and 70% for commercial mortgage loans.

The Bank requires title insurance policies protecting the priority of the Bank’s liens for all mortgage loans and fire and casualty insurance for mortgage loans. Generally, for any single family mortgage loan in an amount exceeding 80% of the appraised value of the security property, the Bank currently requires mortgage insurance from an independent mortgage insurance company.

Substantially all fixed-rate mortgage loans originated by the Bank contain a “due-on-sale” clause providing that the Bank may declare a mortgage loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank’s ARMs generally are assumable by a borrower determined to be qualified by the Bank.

Geographic Distribution.    Approximately 82% of the outstanding principal balance of our $424 million pro forma loan portfolio is secured by properties located in California. Consequently, our loan portfolio will be particularly affected by adverse developments in California, including economic, political and business developments and natural catastrophes such as storms or earthquakes, to the extent any such developments may affect the ability or willingness of property owners in that state to make payments of principal and interest on the mortgage loans.

The following tables set forth additional data with respect to the geographic distribution of the single family homes and multifamily properties that serve as collateral for our mortgage loans. The information is provided separately for (i) the mortgage loans actually held by us as of September 30, 2006, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Geographic Distribution of Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

	Single Family			Multifamily			Total
	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	195	$103,947	32%	26	$25,192	8%	221	$129,139	40%
San Francisco Peninsula, East Bay & South Bay Area	83	55,811	17	5	2,213	1	88	58,024	18
Los Angeles County	42	25,648	8	6	4,008	1	48	29,656	9
All Other California	49	33,081	10	3	3,341	1	52	36,422	11

Total California	369	218,487	67	40	34,754	11	409	253,241	78

New York	55	29,601	9	1	857	—	56	30,458	9
Connecticut	9	4,801	1	—	—	—	9	4,801	1
Colorado	7	6,996	2	—	—	—	7	6,996	2
Utah	4	1,533	1	—	—	—	4	1,533	1
Massachusetts	7	3,759	1	—	—	—	7	3,759	1
Florida	12	5,430	2	—	—	—	12	5,430	2
New Jersey	5	1,529	1	—	—	—	5	1,529	1
Other	35	16,128	5	—	—	—	35	16,128	5

Total	503	$288,264	89%	41	$35,611	11%	544	$323,875	100%

Geographic Distribution of Mortgage Loans

Held in the $100 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

($ in thousands)

	Number of loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	36	$31,886	32%
San Francisco Peninsula, East Bay & South Bay Area	13	9,952	10
Los Angeles County	13	16,621	16
All Other California	28	36,270	36

Total California	90	94,729	94

New York	4	3,155	3
Other	7	2,662	3

Total	101	$100,546	100%

Geographic Distribution of Mortgage Loans

Held in the $424 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

($ in thousands)

	Number of loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	257	$161,025	38%
San Francisco Peninsula, East Bay & South Bay Area	101	67,976	16
Los Angeles County	61	46,277	11
All Other California	80	72,692	17

Total California	499	347,970	82

New York	60	33,613	8
Connecticut	9	4,801	1
Colorado	7	6,996	2
Utah	4	1,533	—
Massachusetts	7	3,759	1
Florida	12	5,430	1
New Jersey	5	1,529	—
Other	42	18,790	5

Total	645	$424,421	100%

Loan Size.    The Bank has historically emphasized and specialized in the origination of loans that are nonconforming as to size. The following table presents information with respect to the outstanding mortgage loan balance of our residential mortgage loans. The information is provided separately for (i) the mortgage loans actually held in our portfolio at September 30, 2006, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Size of Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

Current Principal Balance	Single Family			Multifamily			Total
	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than $100,000	42	$2,896	1%	—	$—	—%	42	$2,896	1%
$100,000 to $249,999	98	17,662	5	5	970	—	103	18,632	5
$250,000 to $499,999	137	50,771	16	5	1,571	1	142	52,342	17
$500,000 to $999,999	132	93,870	29	20	14,316	4	152	108,186	33
$1,000,000 to $1,999,999	89	109,557	34	10	15,612	5	99	125,169	39
$2,000,000 to $2,999,999	4	9,007	3	—	—	—	4	9,007	3
$3,000,000 to $3,999,999	—	—	—	1	3,142	1	1	3,142	1
Greater than $4,000,000	1	4,501	1	—	—	—	1	4,501	1

Total	503	$288,264	89%	41	$35,611	11%	544	$323,875	100%

Size of Mortgage Loans

Held in the $100 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

($ in thousands)

Current Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
$100,000 to $249,999	12	$2,207	2%
$250,000 to $499,999	21	7,391	7
$500,000 to $999,999	30	21,502	21
$1,000,000 to $1,999,999	27	36,655	37
$2,000,000 to $2,999,999	7	18,091	18
$3,000,000 to $3,999,999	3	10,200	10
Greater than $4,000,000	1	4,500	5

Total	101	$100,546	100%

Size of Mortgage Loans

Held in the $424 Million Pro Forma Loan Portfolio We will Hold on Completion of This Offering

($ in thousands)

Current Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than $100,000	42	$2,896	1%
$100,000 to $249,999	115	20,839	5
$250,000 to $499,999	163	59,733	14
$500,000 to $999,999	182	129,688	31
$1,000,000 to $1,999,999	126	161,824	38
$2,000,000 to $2,999,999	11	27,098	6
$3,000,000 to $3,999,999	4	13,342	3
Greater than $4,000,000	2	9,001	2

Total	645	$424,421	100%

Credit scores.    The following tables present the credit scores generated by Fair Isaac & Co. (“FICO”) on the residential mortgage loans that we hold. The information is provided separately for (i) the mortgage loans actually held in our portfolio at September 30, 2006, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Credit Scores of Mortgage Loans

Held in Our $324 Million Actual Loan Portfolio as of September 30, 2006

($ in thousands)

	Single Family			Multifamily			Total
Credit Score	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance

<600	6	$691	—%	1	$809	—%	7	$1,500	—%
600 – 649	5	1,838	—	2	2,430	1	7	4,268	1
650 – 699	60	42,837	13	6	3,014	1	66	45,851	14
700 – 749	126	81,677	25	8	7,782	3	134	89,459	28
750 – 799	220	114,881	36	15	10,645	3	235	125,526	39
800 – 849	74	40,680	13	6	6,156	2	80	46,836	15
Credit score unavailable	12	5,660	2	3	4,775	1	15	10,435	3

Total	503	$288,264	89%	41	$35,611	11%	544	$323,875	100%

Credit Scores of Mortgage Loans

Held in the $100 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

($ in thousands)

Credit Score	Number of Loans	Principal Balance	Percentage of Total Principal Balance
650 – 699	39	$39,194	39%
700 – 749	38	39,878	40
750 – 799	21	20,688	20
800 – 849	3	786	1

Total	101	$100,546	100%

Credit Scores of Mortgage Loans

Held in the $424 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

($ in thousands)

Credit Score	Number of Loans	Principal Balance	Percentage of Total Principal Balance
<600	7	$1,500	—%
600 – 649	7	4,268	1
650 – 699	105	85,045	20
700 – 749	172	129,337	31
750 – 799	256	146,214	35
800 – 849	83	47,622	11
Credit score unavailable	15	10,435	2

Total	645	$424,421	100%

Loan-to-Value Ratios; Insurance.    For single family mortgage loans, our general policy is not to exceed a loan-to-value ratio of greater than 80% unless the borrower obtains mortgage insurance. At the time of origination of the single family mortgage loans, each of the primary mortgage insurance policy insurers was approved by Fannie Mae or Freddie Mac. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each single family mortgage loan in an amount equal to the maximum replacement cost of the improvements securing such single family mortgage loan or the principal balance of such single family mortgage loan, whichever is less. If the real estate property underlying a single family mortgage loan is located in a flood zone, the loan may also be covered by a flood insurance policy as required by law. We do not maintain any special hazard insurance policy or mortgagor bankruptcy insurance with respect to single family mortgage loans, nor is any single family mortgage loan insured by the Federal Housing Administration or guaranteed by the Veterans Administration. For multifamily loans, our policies are to obtain an appraisal on each loan and, generally, not to exceed a loan-to-value ratio of 75%.

The Company’s Relationship with the Bank

We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the loan purchase and servicing agreement. Accordingly, we are dependent for the selection, structuring and monitoring of our mortgage assets on the officers and employees of the Bank, as advisor. In addition, we are dependent upon the expertise of the Bank, as servicer, for the servicing of the mortgage loans. A description of the loan purchase and servicing agreement and advisory agreement follows.

Because of the nature of our relationship with the Bank, conflicts of interest will arise with respect to certain transactions, including, without limitation, the acquisition of mortgage assets from the Bank and the modification of the advisory agreement or the loan purchase and servicing agreement. It is our policy, and the policy of the Bank, to keep the terms of any financial dealings with the Bank consistent with those available from unrelated third parties in the mortgage lending industry. In addition, neither the advisory agreement nor the loan purchase and servicing agreement may be modified or terminated without the approval of a majority of our independent directors. See “Risk Factors—Risks Associated with Our Business Relationship with the Bank and the Conflicts of Interest Inherent in that Relationship” and “Business—Management Policies and Programs—Conflict of Interest Policies” for additional information.

Amended and Restated Master Loan Purchase and Servicing Agreement

The mortgage loans are serviced by the Bank pursuant to the terms of the loan purchase and servicing agreement. The Bank, as servicer, retains a service fee equal to 0.25% per year calculated monthly based on the gross outstanding principal balances of loans in our loan portfolio.

The loan purchase and servicing agreement requires the Bank to service the mortgage loans in a manner generally consistent with accepted secondary market practices, with any servicing guidelines promulgated by us and, in the case of residential mortgage loans, with Fannie Mae and FHLMC guidelines and procedures. The loan purchase and servicing agreement requires the Bank to service the mortgage loans with a view toward our interests. The Bank collects and remits principal and interest payments, administers mortgage escrow accounts, submits and pursues insurance claims and initiates and supervises foreclosure proceedings on the mortgage loans it services. The Bank also provides accounting and reporting services required by us for the mortgage loans. The loan purchase and servicing agreement requires the Bank to follow collection procedures customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property disposition in the event of unremedied defaults in accordance with servicing guidelines promulgated by us. The Bank may from time to time transfer, assign and sell all of its servicing obligations under the loan purchase and servicing agreement, subject to our reasonable consent.

The Bank is required to pay all expenses related to the performance of its duties under the loan purchase and servicing agreement. The Bank is required to make advances of the taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan serviced by it, unless it determines that such advances are nonrecoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If advances are made, the Bank generally is reimbursed prior to our receipt of the proceeds of the mortgage loan. The Bank also is entitled to reimbursement for expenses incurred by it in connection with the liquidation of defaulted mortgage loans serviced by it and in connection with the restoration of mortgaged property. The Bank is responsible to us for any loss suffered as a result of the Bank’s failure to make and pursue timely claims or as a result of actions taken or omissions made by the Bank that cause the policies to be canceled by the insurer. The Bank may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise, hold mortgage proceeds for our benefit and acquire title to mortgaged property underlying a mortgage loan by operation of law or otherwise in accordance with the terms of the loan purchase and servicing agreement. The Bank does not, however, have the authority to enter into contracts in our name.

We may terminate the loan purchase and servicing agreement upon the occurrence of one or more events specified in the loan purchase and servicing agreement. These events relate generally to the Bank’s proper and timely performance of its duties and obligations under the loan purchase and servicing agreement. As long as any of our Series E preferred shares remain outstanding, we may not terminate the loan purchase and servicing agreement without the approval of a majority of the independent directors.

As is customary in the mortgage loan servicing industry, the Bank will be entitled to retain any late payment charges, prepayment fees, penalties and assumption fees collected in connection with the mortgage loans serviced by it. The Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to us and from interest earned on tax and insurance impound funds with respect to mortgage loans serviced by it.

When any mortgaged property underlying a mortgage loan is conveyed by a mortgagor, the Bank generally will enforce any “due-on-sale” clause contained in the mortgage loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular mortgage loan or applicable law, however, may provide that the Bank is prohibited from exercising the “due-on-sale” clause under certain circumstances related to the security underlying the mortgage loan and the buyer’s ability to fulfill the obligations under the loan. Upon a formal assumption of a mortgage loan by a permitted transferee, a fee equal to a specified percentage of the outstanding principal balance of the mortgage loan is often required, which will be retained by the Bank as additional servicing compensation.

Amended and Restated Advisory Agreement

The Bank administers our day-to-day operations pursuant to our advisory agreement with the Bank. As advisor, the Bank is responsible for, among other things, (i) monitoring the credit quality of our mortgage assets, (ii) advising us with respect to the reinvestment of income from, and principal payments on, our mortgage assets and with respect to the acquisition, management, financing and disposition of our mortgage assets and (iii) monitoring our compliance with the requirements necessary to qualify as a REIT for U.S. federal income tax purposes. The Bank may from time to time subcontract all or a portion of its obligations under the advisory agreement to one or more of its affiliates involved in the business of mortgage finance and the administration of mortgage assets. The Bank may, with the approval of a majority of our Board of Directors as well as a majority of our independent directors, subcontract all or a portion of its obligations under the advisory agreement to unrelated third parties. The Bank may not, in connection with the subcontracting of any of its obligations under the advisory agreement, be discharged or relieved in any respect from its obligations under the advisory agreement.

The Bank has substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At September 30, 2006, the Bank owned approximately $3.65 billion of single family mortgage loans and $2.34 billion of other loans secured by real estate. In its single family mortgage loan business, the Bank originates loans and then sells the loans to investors in the secondary market, while generally retaining the rights to service the loans. Historically, the Bank has also purchased servicing rights on single family mortgage loans. At September 30, 2006, in addition to loans serviced for its own portfolio, the Bank serviced single family mortgage loans having an aggregate principal balance of approximately $4.73 billion.

The advisory agreement had an initial term of one year, and has been and will be renewed for additional one-year periods unless we terminate the agreement, which we may do at any time upon 90 days’ prior written notice to the Bank. The Bank cannot refuse our request to renew the advisory agreement. As long as any preferred shares remain outstanding, any decision by us either to renew the advisory agreement or to terminate the advisory agreement must be approved by a majority of our Board of Directors, as well as by a majority of our independent directors. The Bank is entitled to receive an annual advisory fee equal to $100,000 payable in equal quarterly installments with respect to the advisory and management services. That fee may be increased with the approval of a majority of our Board of Directors, including a majority of our independent directors.

As a result of our relationship with the Bank, certain conflicts of interest arise with respect to transactions, including future acquisitions of mortgage assets from the Bank, servicing mortgage loans, future dispositions of mortgage assets to the Bank, and the renewal, termination or modification of the advisory agreement or the loan purchase and servicing agreement.

The principal executive offices of the Bank, as advisor and servicer, are located at 111 Pine Street, San Francisco, California 94111, and its telephone number is (415) 392-1400.

Employees

We currently have no employees. We do, however, have five officers who are described further below under “Management.” We do not anticipate that we will require any employees because we have retained the Bank to perform certain functions pursuant to the advisory agreement described above. Each of our officers currently is also an employee and/or director of the Bank. We maintain corporate records and audited financial statements that are separate from those of the Bank. Currently, none of our officers, directors or employees has any direct or indirect pecuniary interest in any mortgage asset we own and we do not expect any of our officers, directors or employees to have any direct or indirect pecuniary interest in any mortgage asset we acquire or dispose of in any transaction in which we have an interest or will engage in acquiring, holding and managing mortgage assets.

Competition

We do not engage in the business of originating mortgage loans. While we do intend to acquire additional mortgage assets, we anticipate that these additional mortgage assets will be acquired from the Bank. Accordingly, we do not compete or expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring our mortgage assets. The Bank, from which we will purchase most or all of our mortgage assets, will face competition from these organizations.

Legal Proceedings

We are not the subject of any material litigation. Neither we nor the Bank is currently involved in nor, to our knowledge, currently threatened with any material litigation with respect to our mortgage assets or the assets we expect to acquire with the proceeds of this offering.

Qualification as a REIT

We elected to be taxed as a REIT commencing with our initial taxable year ended December 31, 1999 and intend to comply with the provisions of the Code with respect thereto. We qualify as a REIT if 90% of our adjusted REIT taxable income (excluding deductions for any dividends paid and any net capital gains) is distributed to stockholders and as long as certain assets, income and stock ownership tests are met. Since electing REIT status in

1999, we believe that we have operated in a manner that has enabled us to meet the REIT requirements. For each year prior to 2004, we paid 100% of our net income available to common stockholders as cash dividends to the holders of our common stock shares. The Bank is the primary holder, owning 99.9% of the outstanding common shares. Beginning in 2004, the dividend on the common stock shares owned by the Bank was treated as a consent dividend under Section 565 of the Code.

SELECTED FINANCIAL DATA

The following tables present selected financial and other data of FRPCC at the dates and for the periods indicated. The selected data presented below under the captions “Selected Balance Sheet Data” and “Selected Financial Information,” except for the ratio of earnings to fixed charges, for, and as of the end of, each of the years in the five-year period ended December 31, 2005 are derived from our financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this prospectus. The financial statements as of December 31, 2005 and 2004, and for each of the years ended December 31, 2005, 2004 and 2003, and the report thereon, are included in this prospectus, beginning on page F-1. The information presented below under the caption “Selected Asset Quality Information” is unaudited. The selected data presented below as of or for the nine months ended September 30, 2006 and 2005 under the captions “Selected Balance Sheet Data” and “Selected Financial Information” are derived from our unaudited financial statements that reflect, in the opinion of our management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2006. This selected financial data is qualified in its entirety by, and should be read in connection with, the financial statements, including the notes thereto, included elsewhere in this prospectus.

	As of September 30,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	($ in thousands, except per share and ratio data)
Selected Balance Sheet Data:
Assets:
Cash and short-term investments	$12,346	$10,414	$17,250	$4,476	$6,776	$22,296	$9,880
Single family mortgage loans	288,264	289,670	238,530	288,211	296,051	187,879	116,751
Multifamily mortgage loans	35,611	32,999	31,249	37,517	26,454	—	—
Less: allowance for loan losses	(481)	(481)	(481)	(481)	(481)	(200)	—
Other assets	1,655	1,472	1,472	1,436	1,607	1,201	750

Total assets	$337,395	$334,074	$333,020	$331,159	$330,397	$211,176	$127,381

Liabilities:
Dividends payable on preferred and common stock	$1,543	$1,543	$—	$1	$1,255	$2,044	$2,053
Other payables	116	246	102	141	48	38	34

Total liabilities	1,659	1,789	102	142	1,303	2,082	2,087

Stockholders’ equity:
Series A Preferred Shares	55,000	55,000	55,000	55,000	55,000	55,000	55.000
Series B Preferred Shares	42,000	42,000	42,000	42,000	42,000	42,000	—
Series C Preferred Shares	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Series D Preferred Shares	60,000	60,000	60,000	60,000	60,000	—	—
Common stock	294	294	294	294	294	187	112
Additional paid-in capital	168,824	166,900	168,824	166,923	165,000	105,107	63,182
Retained earnings (accumulated deficit)	2,618	1,091	(200)	(200)	(200)	(200)	—

Total stockholders’ equity	335,736	332,285	332,918	331,017	329,094	209,094	125,294

Total Liabilities and Stockholders’ Equity	$337,395	$334,074	$333,020	$331,159	$330,397	$211,176	$127,381

Selected Asset Quality Information:
Nonperforming loans	$—	$—	$—	$—	$—	$—	$—
Other real estate owned	$—	$—	$—	$—	$—	$—	$—
Loans 90+ days past due and on accrual status	$—	$—	$—	$—	$—	$—	$—
Nonperforming assets as a percent of total assets.	—%	—%	—%	—%	—%	—%	—%
Loans 90+ days past due and on accrual status, as a percent of total assets	—%	—%	—%	—%	—%	—%	—%

	Nine Months Ended September 30,				Year ended December 31,
	2006		2005		2005		2004		2003		2002		2001
	(Unaudited)
	($ in thousands, except ratio data)
Selected Financial Information:
Interest income:
Interest on loans	$13,528		$12,146		$16,327		$16,398		$13,502		$11,799		$7,941
Interest on short-term investments	186		104		182		89		152		154		240

Total interest income	13,714		12,250		16,509		16,487		13,654		11,953		8,181
Provision for loan losses	—		—		—		—		—		200		—
Operating expenses	207		270		333		311		274		246		141

Net income	13,507		11,980		16,176		16,176		13,380		11,507		8,040
Dividends on preferred stock	10,689		10,689		14,252		14,252		12,125		9,663		5,987

Net income available to common stockholders	$2,818		$1,291		$1,924		$1,924		$1,255		$1,844		$2,053

Ratio of earnings to fixed charges	1.26	x	1.12	x	1.13	x	1.13	x	1.10	x	1.19	x	1.34	x

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, and contingencies and litigation. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider accounting for allowance for loan losses to be a critical accounting policy because it is a complex process involving difficult and subjective judgments, assumptions and estimates. The allowance for loan losses is an estimate that can change under different assumptions and conditions. We estimate credit losses resulting from the inability of borrowers to make required payments. If the financial condition of borrowers were to deteriorate, resulting in an impairment of their ability to make payments, or the value of collateral securing mortgage loans were to decline, an increase in the allowance may be required by charging current income. A significant decline in the credit quality of our loan portfolio could have a material adverse effect on our financial condition and results of operations.

Results of Operations

Three Months and Nine Months Ended September 30, 2006 and 2005

Overview

Net income was $4,709,000 for the third quarter of 2006, compared with $4,048,000 for the third quarter of 2005. The increase was primarily due to an increase in interest income resulting from higher interest rates, and operating expenses remained relatively stable. The ratio of earnings to fixed charges was 1.32x and 1.26x for the three and nine months ended September 30, 2006 and 1.14x and 1.12x for the same periods in 2005. Dividend payments were 100% of fixed charges. Interest income was $4,776,000 for the third quarter of 2006, compared with $4,138,000 for the third quarter of 2005, due to an increase in average interest-earning assets and increases in interest rates. The weighted average yield on earning assets was 5.68% for the third quarter of 2006, compared with 4.96% for the third quarter of 2005 and 4.96% for all of 2005.

Total Interest Income

Total interest income increased in the third quarter of 2006 compared with the same period in 2005, primarily due to higher loan and investment yields. The following table presents the average balances and yields on the Company’s interest-earning assets for the periods indicated:

	Three Months Ended September 30,
	2006			2005
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
	($ in thousands)
Loans	$328,624	$4,706	5.71%	$325,267	$4,093	5.02%
Short-term investments	6,711	70	4.05	7,377	45	2.45

Total interest-earning assets	$335,335	$4,776	5.68%	$332,644	$4,138	4.96%

	Nine Months Ended September 30,
	2006			2005
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
	($ in thousands)
Loans	$328,201	$13,528	5.49%	$326,577	$12,146	4.95%
Short-term investments	6,776	186	3.61	6,099	104	2.26

Total interest-earning assets	$334,977	$13,714	5.45%	$332,676	$12,250	4.90%

Interest income on mortgage loans increased $613,000, or 15%, in the third quarter of 2006 compared with the same period in 2005 as the average yield increased 69 basis point to 5.71% from 5.02%. Loan yields began to increase in the second half of 2004 as the Federal Reserve Bank began to raise the federal funds rate from 1.00% in June 2004 to 5.25% in June 2006, a 4.25% increase in 24 months. The weighted average coupon rate on mortgage loans increased to 5.94% at September 30, 2006 from 5.30% at December 31, 2005 and 5.17% at September 30, 2005. In addition, the yield on mortgage loans increased due to a change in the portfolio mix from intermediate fixed and fixed rate loans to ARMs, which bear interest rates indexed to rates that rose over the period. See “Quantitative and Qualitative Disclosures about Market Risk.”

Included in interest income on mortgage loans is a reduction for loan servicing fees that the Bank retains. The annual servicing fee is 25 basis points on the gross average outstanding principal balance of the mortgage loans that the Bank services. Loan servicing fees were $202,000 and $602,000 for the three and nine months of 2006, slightly higher compared with $197,000 and $591,000 for the same periods in 2005 due to the increase in loan volume.

Interest income on short-term investments increased for the three and nine-month periods ended September 30, 2006, compared with the same periods in 2005, due to both the increase in the average investment balance and higher interest rates. The average yield on the Company’s interest-bearing money market account continued to rise to 4.05% in the third quarter of 2006 as interest rates began to rise mid-2004, compared with 2.45% for the third quarter of 2005.

Operating Expense

We incur advisory fee expenses payable to the Bank pursuant to an advisory agreement with the Bank. For 2006 and 2005, advisory fees were $100,000 per annum. Advisory fees were $25,000 and $75,000, respectively, for the three and nine months ended September 30, 2006 and 2005.

General and administrative expenses consisted primarily of audit fees, rating agency fees, exchange listing fees and other stockholder costs. These fees and other operating expenses were $42,000 and $132,000 for the three and nine months of 2006, compared with $65,000 and $195,000 for the same periods in 2005.

Financial Condition

Short-term Investments on Deposit with the Bank

At September 30, 2006 and December 31, 2005, short-term investments on deposit consisted entirely of a money market account held at the Bank.

Mortgage Loans

The loan portfolio at September 30, 2006 and December 31, 2005 consisted of both single family and multifamily mortgage loans acquired from the Bank. We anticipate that in the future we will continue to acquire all of our loans from the Bank.

We have purchased from the Bank loans with a period of interest only payments. Underwriting standards for all loans have required a high level of borrower net worth, substantial post-loan liquidity, excellent FICO scores and significant down payments. At September 30, 2006, approximately $177.2 million of loans, or 62% of our single family loan portfolio, allowed interest only payments for varying periods. These interest only loans had an average LTV ratio at September 30, 2006 of approximately 54%, based on appraised value at the time of origination. None of our interest only home loans had an LTV ratio at origination of more than 80%.

Nonaccrual Loans and Allowance for Loan Losses

A loan is placed on nonaccrual status when any installment of principal or interest is over 90 days past due, except for any single family loan that is well secured and in the process of collection or when we determine that the ultimate collection of all contractually due principal or interest is unlikely. We classify a loan as impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan purchase and servicing agreement.

At September 30, 2006 and December 31, 2005, there were no nonaccrual loans, impaired loans or loans that were troubled debt restructurings. In addition, at September 30, 2006 and December 31, 2005, there were no accruing loans that were contractually past due more than 90 days.

The following table presents information with respect to our allowance for loan losses:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005
Allowance for Loan Losses
Balance, beginning of period	$481,000	$481,000	$481,000
Provision charged to expense	—	—	—
Chargeoffs	—	—	—
Recoveries	—	—	—

Balance, end of period	$481,000	$481,000	$481,000

Average Mortgage Loans for the period	$328,201,000	$326,577,000	$326,174,000
Total Mortgage Loans at period end	$323,875,000	$322,669,000	$314,779,000
Ratio of allowance for loan losses to total loans	0.15%	0.15%	0.15%

Significant Concentration of Credit Risk

Concentration of credit risk generally arises with respect to the loan portfolio when a number of borrowers engage in similar business activities or activities in the same geographical region. Concentration of credit risk indicates the relative sensitivity of our performance to both positive and negative developments affecting a particular industry. The balance sheet exposure to geographic concentrations directly affects the credit risk of our mortgage loans.

Our mortgage loans are concentrated in California, and adverse conditions there could adversely affect its operations. The following table presents an analysis of mortgage loans at September 30, 2006 by major geographic location:

	San Francisco Bay Area	New York/New England	Los Angeles County	San Diego County	Other California Areas	Other	Las Vegas, Nevada	Total
								Amount	%
	($ in thousands)
Single family	$159,758	$39,690	$25,648	$11,775	$21,306	$26,782	$3,305	$288,264	89%
Multifamily	27,405	857	4,008	654	2,687	—	—	35,611	11

Total	$187,163	$40,547	$29,656	$12,429	$23,993	$26,782	$3,305	$323,875	100%

Percent by location	58%	13%	9%	4%	7%	8%	1%	100%

Properties underlying mortgage loans were concentrated primarily in California. At September 30, 2006, approximately 78% of mortgage loans were secured by properties located in California, and the weighted average loan to value ratio on the mortgage loans was approximately 52% based upon the appraised values of the properties at the time the loans were originated.

Years Ended December 31, 2005, 2004 and 2003

Overview

Net income was $16,176,000 for 2005, $16,176,000 for 2004, and $13,380,000 for 2003. The results for 2005 compared with 2004 reflected a slight increase in interest income, offset by higher operating expenses. The increase in 2004 compared with 2003 was primarily due to an increase in interest income as average interest-earning assets grew by $60.6 million. The yield earned on loans during the past two years reflects the interest rate environment, which resulted in lower average loan yields for 2005 and 2004 compared with 2003. The ratio of earnings to fixed charges was 1.13x in 2005 and in 2004, and 1.10x in 2003. Preferred stock dividend payments were 100% of fixed charges.

Total Interest Income

Total interest income increased from 2003 through 2005 due to higher loan volume; however, the increase was offset by lower loan rates. The following table presents average balances and yields on our interest-earning assets for the periods indicated:

	2005			2004			2003
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
	($ in thousands)
Loans	$326,174	$16,327	5.01%	$323,720	$16,398	5.07%	$259,096	$13,502	5.21%
Short-term investment	6,979	182	2.61	7,486	89	1.19	13,445	152	1.13

Total interest- earning assets	$333,153	$16,509	4.96%	$331,206	$16,487	4.98%	$272,541	$13,654	5.01%

Interest income on mortgage loans increased in 2005 and 2004, compared with 2003, due to higher loan volume; however, loan portfolio yields declined. Loan portfolio yields in 2005 declined 6 basis points from 2004 and 20 basis points from 2003. The decline in loan yields reflected the decline in the overall rate environment over the last several years. Repayments of higher-yielding intermediate fixed and fixed rate loans during 2004 and early 2005 were reinvested in lower-yielding adjustable rate loans that we acquired. The percentage of ARMs to total mortgage loans was 61% at December 31, 2005, compared with 47% at December 31, 2004. However, interest rates on mortgage loans started to rise during 2005. At December 31, 2005, the weighted average coupon rate was 5.30%, up from 4.98% at December 31, 2004 and the same as 5.30% at December 31, 2003.

The Bank retains an annual servicing fee of 25 basis points on the gross average outstanding principal balance of the mortgage loans that the Bank services, which reduces the interest income that we receive. Loan servicing fees were $788,000 in 2005, $775,000 in 2004 and $582,000 in 2003. The increases in loan servicing fees reflect the increases in average loan balances.

Interest income on short-term investments increased in 2005, compared with 2004 and 2003, due to higher yields, partially offset by lower short-term investment volume. The average yield on our interest-bearing money market account continued to rise in 2005 compared with 2004 as interest rates began to rise.

Interest income is affected by changes in both volume and interest rates. Volume changes are caused by increases or decreases during the year in the level of our average interest-earning assets. Rate changes cause increases or decreases in the yields earned on assets. The following table presents a summary of the changes in interest income resulting from changes in the volume of average asset balances and in the average yields compared with the preceding year for each of the last two years. If significant, the change in interest income due to both volume and rate has been prorated between the volume and the rate variances based on the dollar amount of each variance.

	2005 vs. 2004			2004 vs. 2003
	Volume	Rate	Total	Volume	Rate	Total
	($ in thousands)
Increase (decrease) in interest income:
Loans	$124	$(195)	$(71)	$3,372	$(376)	$2,896
Short-term investment	(7)	100	93	(71)	8	(63)

Total increase (decrease)	$117	$(95)	$22	$3,201	$(368)	$2,833

Operating Expense

We incur advisory fee expenses payable to the Bank. We have entered into an advisory agreement with the Bank for services that the Bank renders on our behalf. Our board of directors approved increases in the annual advisory fee to $100,000 for 2005 from $75,000 for 2004 and 2003. For the year ended December 31, 2006, the advisory fee will be $100,000.

General and administrative expenses primarily consisted of audit fees, rating agency fees, exchange listing fees and other stockholder costs. For the year, total general and administrative expenses were $233,000 in 2005, $236,000 in 2004 and $199,000 in 2003. Audit fees were $77,000 in 2005, $107,000 in 2004 and $80,000 in 2003. Credit agency fees were $35,000 in 2005, $35,000 in 2004 and $32,000 in 2003.

Financial Condition

Short-term Investments on Deposit with the Bank

At December 31, 2005 and 2004, interest-bearing deposits consisted entirely of a money market account held at the Bank. Generally, the balance in this account reflects principal and interest received on the mortgage loans.

Mortgage Loans

The loan portfolio at December 31, 2005 and 2004 consisted of both single family and multifamily mortgage loans acquired from the Bank. We anticipate that in the future we will continue to acquire all of our loans from the Bank.

A loan is placed on nonaccrual status when any installment of principal or interest is over 90 days past due, except for any single family loan that is well secured and in the process of collection, or when we determine that the ultimate collection of all contractually due principal or interest is unlikely. We classify a loan as impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan purchase and servicing agreement.

At December 31, 2005 and 2004, there were no nonaccrual loans, impaired loans, or loans that were troubled debt restructurings. In addition, at December 31, 2005 and 2004, there were no accruing loans that were contractually past due more than 90 days. The following table presents information with respect to our allowance for loan losses for each of the last three years:

	At or For the Year Ended December 31,
	2005	2004	2003
Allowance for loan losses
Balance at beginning of year	$481,000	$481,000	$200,000
Provision for loan losses	—	—	—
Transfer from the Bank	—	—	281,000
Chargeoffs	—	—	—
Recoveries	—	—	—

Balance at end of year	$481,000	$481,000	$481,000

Average total loans for the period	$326,174,000	$323,720,000	$259,096,000
Total loans at December 31	$314,779,000	$325,728,000	$322,505,000
Ratio of allowance for loan losses to total loans	0.15%	0.15%	0.15%

During 2003, we recorded a transfer to the allowance for loan losses of $281,000, which was the amount of the Bank’s allowance for loan losses associated with the loans that we acquired upon the issuance of the Series D Preferred Shares. As of December 31, 2005, our allowance for loan losses was 0.15% of total loans.

Significant Concentration of Credit Risk

The balance sheet exposure to geographic concentrations directly affects the credit risk of the loans within our loan portfolio. The following table presents an analysis of mortgage loans at December 31, 2005 by major geographic location:

	San Francisco Bay Area	Greater New York City Area	Other California Areas	Los Angeles County	Las Vegas, Nevada	Other	Total
	($ in thousands)
Single family	$162,998	$34,613	$26,956	$25,722	$4,068	$29,173	$283,530
Multifamily	24,785	857	2,610	2,997	—	—	31,249

Total	$187,783	$35,470	$29,566	$28,719	$4,068	$29,173	$314,779

Percent by location	60%	11%	10%	9%	1%	9%	100%

Properties underlying mortgage loans were concentrated primarily in California. At December 31, 2005, approximately 79% of mortgage loans were secured by properties located in California, and the weighted average loan to value ratio on the mortgage loans was approximately 53%, based upon the appraised values of the properties at the time the loans were originated.

Liquidity and Capital Resources

Our principal liquidity needs are to pay dividends and to fund the acquisition of additional mortgage assets as borrowers repay mortgage loans. We intend to fund the acquisition of additional mortgage loans with the proceeds of principal repayments on its current portfolio of mortgage loans. Proceeds from interest payments will be reinvested until used for the payment of operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. We expect the cash generated from interest and principal payments on mortgage assets to provide sufficient funds for operating requirements and dividend payments in accordance with the requirements to be taxed as a REIT for the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk Management

We service fixed-rate dividend obligations to preferred stockholders and operating expenses by the collection of interest income from its mortgage loans. To meet dividend payments, we maintain an average interest-earning asset balance of approximately two times the liquidation preference of its outstanding preferred shares. Our earnings to fixed charges ratio was 1.32x for the third quarter of 2006, compared with 1.25x for the prior quarter, 1.13x for the year 2005 and 2004, and 1.10x for 2003.

Since mid-2004, interest rates have moved up from 40-year historical lows. The average yield on interest-earning assets rose to 5.68% for the third quarter of 2006, up 28 basis points from 5.40% for the prior quarter and up 72 basis points from 4.96% for the third quarter of 2005. The increase in the yield for the third quarter of 2006 compared with the third quarter of 2005 was due to rising interest rates and a change in the portfolio mix to higher-yielding loans. The portfolio mix at September 30, 2006 changed over the past twelve months as the level of ARMs increased and the level of intermediate fixed rate loans and fixed rate loans decreased. ARMs grew to 66% of Mortgage Loans at September 30, 2006 from 59% at September 30, 2005, and the weighted average coupon rate for ARMs increased more rapidly over the past year than the weighted average coupon rate for intermediate fixed or fixed rate loans. The weighted average coupon rate at September 30, 2006 for ARMs increased 119 basis points from a year ago, compared with no increase in the weighted average contractual rate for intermediate fixed rate loans and a 3 basis point increase for fixed loans. The weighted average remaining maturity of Mortgage Loans was 23.2 years at September 30, 2006 and 23.6 years at September 30, 2005.

For ARMs, the timing of changes in average yields depends on the underlying interest rate index, the timing of changes in the index, and the frequency of adjustments to the loan rate. The weighted average coupon rate for ARMs was 6.21% at September 30, 2006, up 95 basis points from 5.26% at December 31, 2005, and up 119 basis points from 5.02% at September 30, 2005 due to the rise in short-term rates. The increase in ARM loan yields was mitigated by the increase in ARM loans indexed to COFI. COFI is a lagging index that tends to respond more slowly to changes in the general interest rate environment than a market rate index. At September 30, 2006, ARM loans indexed to COFI were 84% of total ARMs and 55% of mortgage loans, compared with 78% of total ARMs and 45% of mortgage loans at September 30, 2005.

For intermediate fixed and fixed rate loans, the gross principal outstanding at September 30, 2006 was $109.4 million, or 34% of mortgage loans, down from $135.8 million at September 30, 2005, or 42% of mortgage loans. The weighted average coupon rate for intermediate fixed rate loans was 5.26% at September 30, 2006 and 2005. The weighted average coupon rate for fixed rate loans was 5.69% at September 30, 2006 and 5.66% at September 30, 2005. A portion of the repayments of intermediate fixed and fixed rate loans were reinvested in ARMs.

The following table presents an analysis of mortgage loans at September 30, 2006 by interest rate type:

	Balance	Net Coupon(1)(2)	Months to Next Reset(1)	% of Total Loans
	($ in thousands)
ARM loans:
COFI	$179,678	6.11%	1	55%
CMT	27,059	6.85	7	9
LIBOR	7,690	6.25	7	2

Total ARMs	214,427	6.21	2	66

Intermediate fixed:
12 months to 36 months	44,241	5.18	18	14
37 months to 60 months	16,313	5.46	35	5
Greater than 60 months	6,822	5.32	84	2

Total intermediate fixed	67,376	5.26	29	21

Total adjustable rate loans	281,803	5.98	9	87
Fixed rate loans	42,072	5.69		13

Total Mortgage Loans	$323,875	5.94%		100%

(1)	Weighted average.
(2)	Net of servicing fees retained by the Bank.

The following table presents maturities or interest rate adjustments based upon the contractual maturities or adjustment dates as of September 30, 2006:

	6 Months or Less	>6 to 12 Months	>1 to 3 Years	>3 to 5 Years	>5 Years	Not Rate Sensitive	Total
	($ in thousands)
Cash and investments	$12,345	$—	$—	$—	$—	$—	$12,345
Loans, net	210,165	25,395	55,956	18,825	13,053	—	323,394
Other assets	—	—	—	—	—	1,656	1,656

Total assets	$222,510	$25,395	$55,956	$18,825	$13,053	$1,656	$337,395

Other liabilities	$—	$—	$—	$—	$—	$1,659	$1,659
Stockholders’ equity	—	—	—	—	—	335,736	335,736

Total liabilities and equity	$—	$—	$—	$—	$—	$337,395	$337,395

Repricing gap—positive (negative)	$222,510	$25,395	$55,956	$18,825	$13,053	$(335,739)

Cumulative repricing gap:
Dollar amount	$222,510	$247,905	$303,861	$322,686	$335,739

Percent of total assets	65.9%	73.5%	90.1%	95.6%	99.5%

The Company has not engaged in business activities related to foreign currency transactions or commodity-based instruments and has not made any investments in equity securities subject to price fluctuations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

During January 2005, we offered to repurchase the 9,840 shares of common stock not held by the Bank. As of October 31, 2006, 9,600 shares were repurchased, including 80 shares owned by Messrs. Baumberger, Dobranski, Merrill, Newton and Ms. Miyachi. The following table sets forth, as of October 31, 2006, the number and percentage of outstanding common shares, Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares beneficially owned by (i) all persons known by us to own more than five percent of such shares; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our executive officers and directors as a group. The persons or entities named in the table have sole voting and sole investment power with respect to each of the shares beneficially owned by such person or entity. The calculations were based on a total of 29,353,033 common shares, 55,000 Series A preferred shares, 1,680,000 Series B preferred shares, 7,000 Series C preferred shares and 2,400,000 Series D preferred shares outstanding as of October 31, 2006.

	Common Shares		Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares
Name and Address of Beneficial Owner(1)	Number	%	Number	%	Number	%	Number	%	Number	%
First Republic Bank 111 Pine Street San Francisco, California 94111	29,352,793	99.99%	25,410	46.2%	—	—	—	—	—	—

The Calvert Group 4550 Montgomery Avenue Suite 1000N Bethesda, MD 20814	—	—	7,050	12.8%	—	—	—	—	—	—

Credit Suisse First Boston 11 Madison Avenue New York, New York 10010	—	—	—	—	—	—	7,000	100%	—	—

Executive Officers and Directors:

James J. Baumberger(2)(3)	—	—	—	—	12,000	0.7%	—	—	4,000	0.2%

Thomas A. Cunningham(3)	—	—	—	—	—	—	—	—	—	—

Jerry Lykins(3)	—	—	—	—	12,000	0.7%	—	—	4,575	0.2%

Barrant V. Merrill(3)	—	—	—	—	—	—	—	—	—	—

Linda G. Moulds(3)	—	—	—	—	—	—	—	—	—	—

Edward J. Dobranski(2)(3)	—	—	—	—	—	—	—	—	—	—

Julie N. Miyachi(2)(3)	—	—	—	—	400	*	—	—	1,900	0.1%

Willis H. Newton, Jr.(2)(3)	—	—	—	—	—	—	—	—	—	—

May Chan	—	—	—	—	—	—	—	—	—	—

All Executive Officers and Directors as a group (8 persons)	—	—	—	—	24,400	1.5%	—	—	10,475	0.4%

*	Less than 1/10 of 1%.
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o First Republic Preferred Capital Corporation, 111 Pine Street, San Francisco, California 94111.
(2)	Executive officer.
(3)	Director.

MANAGEMENT

Directors and Executive Officers

As the holder of substantially all of our common shares, the Bank has the right to elect our directors, including our independent directors. Our Board of Directors consists of eight members, including three independent directors. Pursuant to the terms of our Series E preferred shares, the independent directors will consider the interests of the holders of both the preferred shares and the common shares in determining whether any proposed action requiring their approval is in our best interests. We currently have five officers, four of whom are also directors, and we estimate that they will continue to spend between 5% and 10% of their time managing our business. We have no employees and do not anticipate requiring employees.

Our directors and executive officers are listed below. Each director or officer has served in his/her capacity since our inception in April 1999, except for Ms. Chan, who was elected in September 2004, Mr. Merrill, who was elected in December 2004, and Ms. Moulds, who was elected in March 2005.

Name	Age	Position and Offices Held
James J. Baumberger	64	President, Director
Thomas A. Cunningham(1)	72	Director
Jerry Lykins(1)	70	Director
Barrant V. Merrill	76	Director
Linda G. Moulds(1)	56	Director
Edward J. Dobranski	55	Vice President, General Counsel, Director
Julie N. Miyachi	49	Vice President, Operations, Director
Willis H. Newton, Jr.	57	Vice President, Chief Financial Officer, Treasurer, Director
May Chan	34	Assistant Vice President, Corporate Secretary

(1)	Independent director and audit committee member.

The following is a summary of the experience of our executive officers and directors:

Mr. Baumberger is currently a senior consultant and director for the Bank. He was employed by the Bank and its predecessors from 1990 to 2002. From December 1993 until October 1996, Mr. Baumberger was President of First Republic Savings Bank, an FDIC insured financial institution. Mr. Baumberger has been involved in banking and real estate lending in the Las Vegas, Nevada area for more than thirty years.

Mr. Cunningham is retired. From 1986 to 1994, he was President of the California Thrift Guarantee Corporation. Previously Mr. Cunningham held senior executive positions in several banking institutions. He was a member of the U.S. Marine Corps until 1971. From 1988 to 1998, Mr. Cunningham served as a director of the Bank and one of its predecessor financial institutions.

Mr. Lykins is a retired mortgage banker. His career included executive and operational management responsibilities in both California and Nevada for Mason McDuffie. From 1994 until 1998, Mr. Lykins was a director of the Bank and one of its predecessor financial institutions.

Mr. Merrill is the Managing Partner of Sun Valley Partners. From 1985 to 2004, Mr. Merrill was a director of the Bank and its legal predecessors. Previously, he was a General Partner of Dakota Partners and Chairman of Pershing & Co., Inc., a division of Donaldson, Lufkin & Jenrette.

Ms. Moulds was Vice President, Secretary and Controller of the Bank from 1985 to 1996 and was a director of the Bank from 1997 to 1998. Previously, Ms. Moulds was Secretary and Controller of San Francisco Bancorp and a director of First United Thrift and Loan.

Mr. Dobranski joined the Bank in 1992 and serves as Executive Vice President, General Counsel and Secretary. Prior to that, Mr. Dobranski practiced banking, real estate and corporate law through positions held with the federal government, in private practice and as corporate counsel.

Ms. Miyachi has been Director of Financial Analysis and Planning in the executive offices of the Bank since 1994. In such capacity, she has assisted executive management of the Bank in complex analysis of business operations. Ms. Miyachi has over twenty-four years experience with the accounting, reporting, analysis and planning of mortgage oriented financial institutions.

Mr. Newton is Executive Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. Previously, Mr. Newton was Vice President and Controller of Homestead Financial and was a Certified Public Accountant with KPMG LLP for nine years.

Ms. Chan joined the Bank in 2003 and is the Director of Corporate Tax of the Bank. Prior to that, Ms. Chan was with KPMG LLP for nine years, five of which were in the tax department.

Independent Directors

The terms of the Series E preferred shares require that, as long as any Series E preferred shares are outstanding, certain actions by us be approved by a majority of our independent directors. In order to be considered “independent,” a director must not be or have been in the last three years one of our officers or employees or a director, officer or employee of the Bank or an affiliate of the Bank. Members of our Board of Directors elected by holders of preferred shares, including the Series E preferred shares, will not be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the independent directors. See “Description of Our Series E Preferred Shares—Independent Director Approval.” Mr. Cunningham (Chairman), Mr. Lykins and Ms. Moulds are currently our independent directors.

If at the time of any of our annual shareholder meetings, we have failed to pay or declare and set aside for payment a full quarterly dividend during any of the four preceding quarterly dividend periods on any series of our preferred shares, including the Series E preferred shares, the number of directors then constituting our Board of Directors will be increased by two, and the holders of Series E preferred shares, voting together as a single class with the holders of any other outstanding series of preferred shares entitled to vote at that meeting, will be entitled to elect the two additional directors to serve on our Board of Directors. See “Description of Our Series E Preferred Shares—Independent Director Approval” for additional information.

Audit Committee

Our Board of Directors has established an audit committee that reviews the engagement of independent accountants and their independence. The audit committee also reviews the adequacy of our internal accounting controls. The audit committee consists of our three independent directors: Mr. Cunningham, Mr. Lykins and Ms. Moulds.

Compensation of Directors and Officers

The independent directors receive no annual compensation. We pay independent directors fees for their services as directors. The independent directors receive a fee of $1,000 for attendance (in person or by telephone) at each regular meeting of the Board of Directors and $500 for attendance at each meeting of the audit committee. In 2006, we began to combine these two meetings, generally on a quarterly basis; as a result, the fee received for attending these meetings became $1,250 in November 2006.

We do not pay any compensation to our officers or employees or to our directors who are not independent directors.

Limitation of Liability and Indemnification of Directors and Officers

Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statutes or any successor statute (the “NGCL”). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney’s fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

Subsection 2 of Section 78.7502 of the NCGL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party’s acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by or ordered by a court pursuant to Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the Bank’s liability insurance policy.

Our directors, officers, employees and agents, because they are also directors, officers, employees and agents of the Bank, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank’s bylaws. Because the Bank is organized under Nevada law, the provisions of the NGCL described above also apply to these indemnification rights.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF OUR SERIES E PREFERRED SHARES

As of the date of this prospectus, we are authorized under our charter to issue 15,000,000 shares of preferred stock, of which 55,000 10.5% Series A noncumulative preferred shares, 1,680,000 8.875% Series B noncumulative preferred shares, 7,000 5.7% Series C noncumulative exchangeable and 2,400,000 7.75% Series D preferred shares are outstanding, and an additional 160,000 Series B preferred shares and 3,000 Series C preferred shares are reserved for issuance.

The following summary description contains a discussion of all material terms of the Series E preferred shares and is qualified in its entirety by reference to the certificate of designations relating to the Series E preferred shares.

Series E Preferred Shares

Our Series E preferred shares form a series of our preferred shares. Currently, there are no Series E preferred shares outstanding. When issued, our Series E preferred shares will be fully paid and non-assessable. The holders of our Series E preferred shares will have neither preemptive rights nor subscription rights with respect to any shares of our capital stock or any other security we may issue or sell. Our Series E preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. Our Series E preferred shares are not convertible into any of our other securities. Our Series E preferred shares will be exchanged on a one hundred-for-one basis for preferred shares of the Bank. Our Series E preferred shares will rank senior to our common shares and equal to our Series A preferred shares, our Series B preferred shares, our Series C preferred shares, our Series D preferred shares and, to the extent outstanding in the future, any other preferred shares that by their terms rank equal to our Series E preferred shares, as to dividend rights and rights upon liquidation. Upon our liquidation, any obligations to our creditors at that time would rank senior to our Series E preferred shares.

Dividends

Holders of our Series E preferred shares will be entitled to receive, if, when and as authorized and declared by our Board of Directors out of assets legally available therefor, cash dividends at the rate of         % per year of the liquidation preference, equivalent to $             per share per year. If authorized and declared, dividends on the Series E preferred shares shall be payable quarterly in arrears on March 30, June 30, September 30 and December 30 in each year, commencing on March 30, 2007, to holders of record at the close of business on such record date, not more than 45 days nor less than 10 days preceding the applicable dividend payment date, as may be determined by the Board of Directors. The amount of dividends, if declared, payable for the initial period or any period shorter than a full dividend period will be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends will accrue from the first “business day” of each dividend period whether or not dividends are paid with regard to the previous period. For purposes of this paragraph, “business day” means any day, other than a Saturday or a Sunday that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

The right of holders of our Series E preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors does not declare a dividend on our Series E preferred shares for a dividend period, then holders of our Series E preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to our Series E preferred shares, any other series of preferred shares or our common shares. If less than full dividends are declared on our Series E preferred shares by the Board of Directors for a dividend period, the holders of our Series E preferred shares will have no right to receive the amount of undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to our Series E preferred shares, any other series of preferred shares or our common shares.

We anticipate that, in most situations in which funds are available, our Board of Directors will declare dividends on our Series E preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares generally will not be entitled to receive dividends for years in which full dividends on the Series E preferred shares are not paid.

If full dividends are not paid or set aside for payment on our Series E preferred shares for any dividend period, the terms of our Series E preferred shares do not permit us to authorize, declare, pay or set aside for payment dividends on our common shares until we have paid dividends for at least four consecutive quarterly periods and paid or set aside for payment dividends for the fifth consecutive quarterly period. However, we are permitted to make payments in any tax year on our common shares if our Board of Directors determines that it is necessary in order to preserve our status as a REIT for U.S. federal income tax purposes. If our Board of Directors determines that dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to holders of Series E preferred shares, we must pay or set aside for payment the unpaid portion of such dividend payments to the holders of our Series E preferred shares prior to making any dividend payment to holders of our common shares.

Authority to Issue Additional Shares

We may increase the number of our authorized shares if authorized by the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the designations, preferences, voting powers, qualifications and participating, optional or other special rights of these additional shares. A vote of the holders of 67% of each series of preferred shares is required, however, to create a class or series of shares that would rank senior to that series of preferred shares with regard to payment of dividends or distribution of assets. A majority of our independent directors (or both of our independent directors if there are only two) must approve the issuance of additional preferred shares that would rank senior or equal to our Series E preferred shares. If in the future the Bank and/or its affiliates purchase any Series E preferred shares, the Bank would have the same right to vote the shares as any other shareholder.

Automatic Exchange

Each Series E preferred share will be automatically exchanged for one hundredth of one newly issued preferred share of the Bank with a liquidation preference of $2,500 per share if:

•	the Bank becomes undercapitalized under applicable regulations of the FDIC;

•	the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

•	the FDIC or the Nevada Commissioner directs such exchange because in its sole discretion, and even if the Bank is not undercapitalized, it anticipates the Bank becoming undercapitalized in the near term.

Upon the occurrence of one of the exchange events listed above, each holder of our Series E preferred shares will be unconditionally obligated to surrender to the Bank the certificates representing all the holder’s Series E preferred shares, and the Bank will be unconditionally obligated to issue to the holder, in exchange for each Series E preferred share, a certificate representing one hundredth of one preferred share of the Bank. Any Series E preferred shares purchased or redeemed by us prior to the time of exchange as described below will not be deemed outstanding and will not be subject to the automatic exchange. The Bank has unconditionally agreed to issue preferred shares of the Bank in the automatic exchange and to reserve sufficient shares of its Series I preferred shares to do that. The Bank will file with the Secretary of State of the State of Nevada a certificate establishing the preferred shares of the Bank that would be issued in any exchange immediately prior to completion of this offering.

The automatic exchange will occur as of 8:00 a.m. New York City time on any business day on which such an exchange could occur following the exchange triggering event, as evidenced by the issuance by the Bank of a press release prior to that time. As of the time of exchange, all of our Series E preferred shares will be deemed canceled without any further action by us, all rights of the holders of our Series E preferred shares as shareholders of FRPCC will cease, and the holders will immediately be deemed to be the holders of the Bank’s preferred shares. We will mail notice of the occurrence of the exchange event to each record holder of our Series E preferred shares within 30 days of the event. The Bank will deliver to each record holder certificates for preferred shares of the Bank upon surrender of certificates for our Series E preferred shares. Until the replacement stock certificates are delivered, or in the event the replacement certificates are not delivered, certificates previously representing our Series E preferred shares will be deemed for all purposes to represent preferred shares of the Bank. All corporate action necessary for the Bank to issue the preferred shares of the Bank will be completed upon completion of this offering. Accordingly, once the Bank issues its press release, no action will be required to be taken by holders of our Series E preferred shares, by the Bank or by us in order to effect the automatic exchange.

Holders of the series of preferred shares of the Bank received upon the automatic exchange of our Series E preferred shares would have substantially similar dividend rights, liquidation preference, redemption provisions and other attributes as to the Bank as holders of such series of Series E preferred shares have as to us, except that there would not be any provisions for an automatic exchange or redemption related to Special Events. The holders of the preferred shares of the Bank will have the same relationship to the holders of the other preferred shares of the Bank as they did to holders of our other series of preferred shares, except that 100 of our Series E preferred shares will be converted into one of the Bank’s preferred shares, which will then have voting and liquidation preferences equal to the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares. Any accrued and unpaid dividends on our Series E preferred shares as of the time of exchange would be deemed to be accrued and unpaid dividends on the preferred shares of the Bank on a pro rata basis giving effect to the exchange ratio.

No registration statement with respect to the preferred shares of the Bank issuable in the automatic exchange has been or will be filed with the SEC, pursuant to the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933. The Bank does not intend to apply for listing of the preferred shares of the Bank on any national securities exchange or for quotation on the NYSE or any other interdealer quotation system. As a result, a liquid trading market is unlikely to develop for the preferred shares of the Bank, if issued.

Holders of our Series E preferred shares cannot exchange their Series E preferred shares for preferred shares of the Bank voluntarily. In addition, if the automatic exchange does not occur, holders of our Series E preferred shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank. The rights conferred by our Series E preferred shares exist solely as to us, and not as to the Bank.

Voting Rights

Except as specified below or as otherwise expressly required by applicable law, the holders of our Series E preferred shares will not be entitled to vote at any meeting of shareholders. On any matter on which holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares vote together as one class, each Series E preferred share will be entitled to one hundredth of one vote.

The consent of the holders of at least 67% of our outstanding Series E preferred shares will be required to:

•	create any class or series of shares that ranks, as to dividends or distribution of assets, senior to that series of our Series E preferred shares; or

•	alter or change the provisions of our articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of our Series E preferred shares.

If, at the time of any annual meeting for the election of directors, we have failed to pay or set aside for payment all scheduled dividend payments during the four preceding quarterly dividend periods on all of our series of preferred shares, the holders of all series of our preferred shares, voting together with all of our other outstanding preferred shares, will have the right to elect two additional directors (unless we already have two additional directors as a result of prior failures to declare, pay or set aside dividends). Each of these directors will continue to serve until the later of his or her full term or the payment of six consecutive quarterly dividends on our outstanding preferred stock.

Redemption

Our Series E preferred shares will not be redeemable before                     , 20    , except as described below. On or after that date, our Series E preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice sent by mail, at a cash redemption price of $25 per share, plus the accrued and unpaid dividends (whether or not declared) from the beginning of the quarterly divided period in which the redemption occurs to the date of redemption, if any. Any redemption may only be effected with the prior approval of the FDIC, unless FDIC approval is not required at the time of redemption.

At any time before or after                     , 20    , our Series E preferred shares may be redeemed with the prior written approval of the FDIC, and, if required by applicable law, the Nevada Commissioner, in whole but not in part, at a cash redemption price equal to $25 per share, plus accrued and unpaid dividends (whether or not declared) from the beginning of the dividend period in which the redemption occurs to the date of redemption, if there is a Special Event. A Special Event means: a Tax Event; an Investment Company Event; or a Regulatory Capital Event.

A “Tax Event” means our determination, based on the receipt by us of an opinion of counsel, rendered by a nationally recognized law firm experienced in such matters, in form and substance satisfactory to us, which states in effect that there is a significant risk that dividends on our capital stock will not be fully deductible for U.S. federal income tax purposes or that we are or will become subject to more than a nominal amount of taxes, duties or other governmental charges as a result of:

•	any change in the tax laws or treaties (or any regulations thereunder) of the United States;

•	any judicial decision or other official administrative pronouncement; or

•	any change in the official position or change in the official interpretation of any such judicial decision or change in another official administrative pronouncement.

An “Investment Company Act Event” means our determination, based on the receipt by us of an opinion of counsel, rendered by a nationally recognized law firm experienced in such matters, in form and substance satisfactory to us, which states in effect that there is a significant risk that we are or will be considered an “investment company” that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency, or regulatory authority.

A “Regulatory Capital Event” means our determination, based on the receipt by us of an opinion of counsel, rendered by a nationally recognized law firm experienced in such matters, in form and substance satisfactory to us, which states in effect that there is a significant risk that the Series E preferred shares will no longer constitute Tier 1 capital of the Bank for purposes of the capital adequacy guidelines or policies of the FDIC as a result of:

•	any amendments to, clarification of, or change in applicable laws or related regulations or official interpretations or policies; or

•	any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations.

If we choose to redeem fewer than all outstanding preferred shares of the outstanding Series E preferred shares, the number of Series E preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method our Board of Directors determines is equitable and satisfies any applicable requirements of any securities exchange on which our Series E preferred shares are then listed.

Unless full dividends on our Series E preferred shares have been or are contemporaneously declared and paid, or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series E preferred shares may be redeemed unless we redeem all outstanding Series E preferred shares, and we may not purchase or otherwise acquire any Series E preferred shares. We may, however, purchase or acquire preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series E preferred shares.

Rights Upon Liquidation

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of our Series E preferred shares outstanding at the time will be entitled to receive out of our assets available for distribution to shareholders on an equal basis with holders of our Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares before any distribution of assets is made to holders of common shares or any other class of shares ranking junior to our Series E preferred shares, distributions of $25 per share, plus any accrued and unpaid dividends (whether or not declared), if any, from the beginning of the dividend period in which the liquidation occurs to the date of liquidation. The rights of holders of our Series E preferred shares will rank junior, however, to our obligations to creditors.

After receiving the liquidating distributions, the holders of our Series E preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the liquidation distributions on all outstanding Series E preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to our Series E preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of our Series E preferred shares and those other classes or series of capital stock ranking equal to our Series E preferred shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be entitled.

Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Independent Director Approval

The terms of our Series E preferred shares require that, as long as any Series E preferred shares are outstanding, a majority of the directors who are not our officers or employees or employees, directors or officers of the Bank or any affiliate of the Bank, approve certain actions. To be considered independent, a director must not be, or have been within the past three years, an employee, officer or director of us or our affiliates, including the Bank. Independent directors may be former officers, directors or affiliates, provided that the relationship ended more than three years ago. Any directors elected by the holders of our preferred shares are considered independent directors for this purpose. The actions that require approval of a majority of the independent directors are (i) the issuance of additional preferred shares ranking senior or equal to the Series E preferred shares, (ii) the modification of the general distribution policy or the declaration of any distribution in respect of our common shares for any year if, after taking into account the proposed distribution, total distributions on our outstanding equity securities would exceed an amount equal to the sum of 105% of our “REIT taxable income” (excluding capital gains) for the year plus our net capital gains for that year, (iii) the acquisition of real estate assets other than mortgage assets, (iv) the redemption of any common shares, (v) the termination or modification of, or the election not to renew, the advisory agreement or the loan purchase and servicing agreement or the subcontracting of any duties under the advisory agreement or the loan purchase and servicing agreement to third parties unaffiliated with the Bank, (vi) our dissolution, liquidation or termination prior to                     , 20    ; (vii) the determination to revoke our REIT status; and (viii) the incurrence of debt for borrowed money in excess of 25% of our total shareholders’ equity. If there are only two independent directors these actions must be approved by both independent directors. Our articles of incorporation provide that, in determining whether any proposed action requiring their approval is in our best interests, the independent directors will consider both the interests of holders of common shares and preferred shares, including, without limitation, the Series E preferred shares.

Book Entry, Delivery and Form

The Depository Trust Company, which we refer to herein as DTC, will act as securities depositary for our Series E preferred shares. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of Series C Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for our Series E preferred shares that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in our Series E preferred shares will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in our Series E preferred shares must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of our Series E preferred shares.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as Indirect Participants. The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase our Series E preferred shares within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for our Series E preferred shares on DTC’s records. You, as the actual owner of our Series E preferred shares, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series E Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased our Series E preferred shares should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.

To facilitate subsequent transfers, the global securities certificates representing our Series E preferred shares that are deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the global securities certificates with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Securities. DTC’s records reflect only the identity of the Direct Participants to whose accounts are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of our Series E preferred shares in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing our Series E preferred shares.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action which a holder is entitled to take under our amended and restated articles of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to our Series E preferred shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts our Series E preferred shares are credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on our Series E preferred shares will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or our agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC (nor its nominee), us or any agent of ours, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or our agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to our Series E preferred shares at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to our Series E preferred shares. Under such circumstances, if a successor depositary is not obtained, we will print and deliver certificates in fully registered form for our Series E preferred shares. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Securities Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue our Series E preferred shares in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we takes no responsibility for the accuracy thereof.

Transfer Agent

Mellon Investor Services LLC will act as registrar and transfer agent for our Series E preferred shares.

Registration of transfers of our Series E preferred shares will be effected without charge by or on our behalf but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

After giving effect to this offering, our authorized capital stock will consist of:

•	75,000,000 common shares, 38,031,314 of which will be outstanding;

•	55,000 Series A preferred shares, all of which will be outstanding;

•	1,840,000 Series B preferred shares, 1,680,000 of which will be outstanding;

•	10,000 Series C preferred shares, 7,000 of which will be outstanding;

•	2,400,000 Series D preferred shares, all of which will be outstanding;

•	4,600,000 Series E preferred shares, 4,000,000 of which will be outstanding (assuming the underwriters do not exercise their over-allotment option); and

•	6,095,000 undesignated preferred shares, none of which will be outstanding.

We have no present intent to issue any of our 3,000 authorized but unissued Series C preferred shares or any of our 160,000 authorized but unissued Series B preferred shares. Additionally, we intend to redeem the Series B preferred shares on                     .

The following summary description contains a discussion of all the material terms of our capital stock and is qualified in its entirety by reference to our restated articles of incorporation and by-laws, as amended, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters to be voted on by our shareholders. Holders of our common shares are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voted in the election of directors can elect all of the directors then standing for election. The holders of common shares have no preemptive rights.

The holders of our common shares are entitled to receive the dividends, if any, as may be declared from time to time by our Board of Directors, subject to any preferential dividend rights of any outstanding preferred shares.

Upon our dissolution or liquidation, holders of our common shares will be entitled to receive all of our assets that are available for distribution to our shareholders, subject to the preferential rights of any preferred shares then outstanding.

There are no redemption or sinking fund provisions with respect to our common shares. All of our outstanding common shares are fully paid and non-assessable. There is no established trading market for our common shares, virtually all of which are owned by the Bank.

Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares

The rights, preferences and privileges of holders of Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares are substantially the same as the terms of our Series E preferred shares with respect to voting rights, preemptive rights, priority of dividends and preference upon liquidation, dissolution or winding up. The holders of the Series C preferred shares have the right to exchange their Series C preferred shares for the Bank’s common shares.

Undesignated Preferred Shares

Under our articles of incorporation, our Board of Directors is authorized to issue up to 15,000,000 preferred shares in one or more classes and to determine the preferences, voting powers, qualifications and special or relative rights or privileges of (i) any class of such preferred shares before the issuance of any shares of that class or (ii) one or more series within a class of such preferred shares before the issuance of any shares of that series. This authorization is subject to receipt of all applicable regulatory approvals and the rights of holders of outstanding preferred shares, if any, without further action of the shareholders. Of our 15,000,000 preferred shares, we have designated 55,000 as Series A preferred shares, 1,840,000 as Series B preferred shares, 10,000 as Series C preferred shares, 2,400,000 as Series D preferred shares and 4,000,000 as Series E preferred shares, leaving 6,095,000 undesignated preferred shares.

Restrictions on Ownership and Transfer

In order to preserve our REIT status, our articles of incorporation, subject to certain exceptions, provide that no single person, which may include certain groups of persons, may beneficially own more than 9.8% of the aggregate amount of our outstanding common shares or preferred shares. This limit is called the aggregate equity share ownership limit. Under our articles of incorporation, a person generally is treated as beneficially owning shares if the person:

•	has direct or indirect ownership of the shares; or

•	has ownership of the shares pursuant to the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code.

Under these rules, beneficial owners of common shares of the Bank will be treated as beneficial owners of our capital stock and the value of those common shares of the Bank will be aggregated with the value of any of our preferred shares held by those owners for purposes of determining whether the aggregate equity share ownership limit is met. Any transfer of shares that would create a direct or indirect ownership of preferred shares or common shares in excess of the aggregate equity stock ownership limit, or that would result in our disqualification as a REIT, including any transfer that results in our shares being owned by fewer than 100 persons or results in our being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to the shares purportedly transferred. Our Board of Directors may, in its sole discretion, waive the aggregate equity share ownership limit if evidence satisfactory to the Board of Directors is presented that the changes in ownership will not jeopardize our REIT status and the Board of Directors decides that such action is in our best interest.

If any transfer of shares would not be effective for any reason, then the transfer of that number of shares that would otherwise cause any person to violate the aggregate equity share ownership limit or result in us failing to qualify as a REIT will be void and of no force or effect and the intended transferee shall acquire no rights in those shares. If any purported transfer of our common shares or preferred shares or any other event otherwise would result in any person violating the aggregate equity share ownership limit or in us failing to qualify as a REIT, then with respect to the purported transferee as to that number of shares in excess of the applicable limit, the prohibited transferee will acquire no right or interest in the excess common or preferred shares. Any such excess shares described above will be converted automatically into an equal number of shares of “excess stock” and transferred automatically, by operation of law, to a trust, the beneficiary of which will be one or more qualified charitable organizations selected by us. Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee of the trust (who will be designated by us and may not be affiliated with us or with any prohibited transferee or prohibited owner) will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable limit, and distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any such excess preferred shares by the trust, the trustee will be entitled to receive in trust for the beneficiary, all dividends and other distributions paid by us with respect to such excess shares.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we, or our designee, accept such offer.

We will have the right to accept such offer until the trustee has sold the shares as described above. Upon such a sale to us, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Our articles of incorporation require that any person who beneficially owns more than 0.5% of the outstanding shares of any class or series of our preferred shares, or any other percentage as may be required pursuant to applicable Internal Revenue Service or other regulations, must provide us certain information within 30 days of June 30 and December 31 of each year. Each shareholder will also be required upon good faith demand to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of preferred shares as our Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine compliance with those provisions and requirements.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our Series E preferred shares. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the U.S. treasury regulations, current administrative interpretations and practices of the Internal Revenue Service (including administrative interpretations and practices expressed in private letter rulings which are binding on the Internal Revenue Service only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, each as available and in effect on the date of this prospectus, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the Internal Revenue Service regarding any matter discussed in this prospectus. The summary is also based upon the assumption that the operation of the Company, and of its subsidiaries, if any, and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreement. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances, or to shareholders subject to special tax rules, such as:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	persons who mark-to-market our Series E preferred shares;

•	subchapter S corporations;

•	persons that received our Series E preferred shares as compensation for the performance of services;

•	persons that will hold our Series E preferred shares as part of a “hedging”, “conversion” or other risk reduction transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons that have a “functional currency” other than the U.S. dollar;

and, except to the extent discussed below:

•	tax-exempt entities; and

•	Non-U.S. shareholders (as defined below).

This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our Series E preferred shares pursuant to this offering and that will hold Series E preferred shares as capital assets, which generally means as property held for investment. Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series E preferred shares. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of Series E preferred shares.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF: (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF SERIES E PREFERRED SHARES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES; (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR U.S. FEDERAL INCOME TAX PURPOSES; AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company—General

We have elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 1999. We believe that we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code and we intend to continue to be organized and operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

In the opinion of White & Case LLP, commencing with our taxable year ended December 31, 1999, the Company was organized and has operated in conformity with the requirements for qualification as a REIT, and its present and proposed method of operation, as represented by the Company, will enable it to meet the requirements for qualification as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our business and properties as set forth in this prospectus and one or more factual certificates provided by our officers). The opinion is expressed as of its date and White & Case LLP has no obligation to advise us of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by White & Case LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See “—Failure to Qualify.” An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations of the Code.

Provided we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•	If we have: (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to: (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test; multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to satisfy the REIT asset tests, as described below, by more than a de minimis amount, but our failure is due to reasonable cause and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income and gross asset tests summarized in the preceding two bullet points) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders, as described below in “—Requirements for Qualification as a Real Estate Investment Trust—General.”

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our shareholders is less than the sum of: (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

•	If we acquire an asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the date on which we acquired the asset then, we generally would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of: (1) the fair market value of the asset; over (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will refrain from making an election under U.S. treasury regulations Section 1.337(d)-7. We do not expect to make this election.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of the Company for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust

General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for the Code provisions applicable to REITs;

(4)	that is not a financial institution or an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of each year (the “5/50 Rule”); and

(7)	that meets other tests, described below, including with respect to the nature of its income and assets, and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. As described in clause (4), we will fail to qualify as a REIT if we are treated as a financial institution for purposes of the Code. The term financial institution includes a bank, which is generally defined under the Code as a business in which a substantial part of its transactions include receiving deposits and making loans. Although virtually all of our common shares are owned by the Bank, we have operated, and intend to continue to operate, as a separate corporate entity. As long as we are considered a separate entity for tax purposes the ownership interest held by the Bank would not affect our REIT qualification. We believe that we will be treated as a separate entity for this purpose. We cannot assure you, however, that the Internal Revenue Service will not challenge our separate existence. Any such challenge, if successful, could disqualify us as a REIT.

For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. We currently satisfy, and expect to continue to satisfy, the 5/50 Rule, because for purposes of the 5/50 Rule our common shares held by the Bank are treated as held by the Bank’s shareholders. In addition, our articles of incorporation provide for restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. It is possible, for example, that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of our value. This risk may be increased in the future as the Bank implements its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares or Series E preferred shares upon the occurrence of a certain Tax Event (or a certain Special Event in the case of the Series E preferred shares) or an exchange event could adversely affect our ability to satisfy the share ownership requirements in the future. Accordingly, we cannot assure you that we will continue to meet the 5/50 Rule on a continuing basis.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and have no reason to know that the 5/50 Rule is not satisfied, we will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by applicable U.S. treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

In the case of a REIT that is a partner in a partnership, applicable U.S. treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interest in the partnership, except as described in the following sentence, for purposes of the asset and gross income tests applicable to REITs as described below. For purposes of the 10% value test (described in “—Asset Tests” below), commencing with our taxable year beginning January 1, 2005, our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share, based upon our percentage capital interest, of the assets and items of income of partnerships in which we own an equity interest, is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest, and certain debt securities, in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT.

Ownership of a Qualified REIT Subsidiary

We currently have no corporate subsidiaries, but may have corporate subsidiaries in the future. Section 856(i) of the Code provides that a corporation that is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and items of income, deduction and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction and credit.

Ownership of a Taxable REIT Subsidiary

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary, or TRS. The separate existence of a TRS or other taxable corporation, unlike a qualified REIT subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by the Company and our subsidiaries, if any, in the aggregate, and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains). We do not currently intend to hold securities of a taxable REIT subsidiary.

Income Tests

In order to qualify as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from property held primarily for sale to customers in the ordinary course of a trade or business (so-called “prohibited transactions”), must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stocks or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not held for sale to customers in the ordinary course of business in the hands of the borrower or the Company.

To the extent that we derive interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits of any person. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by the Company, as described below.

Rents received by us will qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render certain services to the customers of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a TRS, as discussed below. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to customers of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property. The rest of the rent will be qualifying income. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to customers or others through a TRS without disqualifying the rental income received from customers for purposes of the REIT income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (i) in the case of any lessee which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such lessee, or (ii) in the case of any lessee which is not a corporation, an interest of 10% or more in the assets or net profits of such lessee.

If in the future we receive, directly or indirectly, distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries, these distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends received by us from another REIT will be qualifying income in our hands for purposes of both the 95% and 75% gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect, and, for our taxable years ended on or prior to December 31, 2004, we attach to our U.S. federal income tax return a schedule of the sources of our income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. For all subsequent taxable years, we are not required to attach a schedule to our U.S. federal income tax return on an annual basis, but rather are only required to file such a schedule in the taxable year in which such failure is identified. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of the Company—General,” even where these relief provisions apply, a tax would be imposed upon certain amounts by which we fail to satisfy the particular gross income test. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Asset Tests

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items (including receivables), U.S. government securities, and stock or debt instruments attributable to the temporary investment of capital raised by us from the issuance of our shares or debt obligations with a maturity of at least 5 years (“qualified temporary investments”) but only for 1 year following the receipt of such capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, not more than 25% of the value of our total assets may be represented by securities other than those securities included in the 75% asset test.

The third asset test is that the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets and we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets.

The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are “real estate assets” for purposes of the 75% gross asset test described above. The 10% value test does not apply to “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. In addition, commencing with our taxable year beginning January 1, 2005, in the event that we violate the 5% value test or the 10% vote or value tests described above at the end of any calendar quarter, we will not lose our REIT status if (i) the failure does not exceed the lesser of 1% of our assets or $10 million and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter. If the failure is in excess of the amount in the preceding sentence, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with such asset tests within six months after the last day of the quarter and (ii) pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate tax rate multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests; provided that we file a schedule for such quarter describing each asset that causes us to fail to satisfy the asset test in accordance with regulations prescribed by the U.S. Treasury.

We intend to monitor compliance with the foregoing REIT asset requirements on an ongoing basis. The values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to (a) the sum of: (i) 90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains), and (ii) 90% of the net income, if any (after tax), from foreclosure property (as described below), minus (b) the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, payable to shareholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among different classes of shares as set forth in the organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their shares in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax. However, a redemption of our shares by a shareholder, regardless of whether such redemption is treated as a dividend or a sale or exchange for U.S. federal income tax purposes (see “Certain U.S. Federal Income Tax Consequences—Taxation of Taxable U.S. Shareholders—Redemption of Series E preferred shares” below) may be treated as a preferential dividend not eligible for the dividends paid deduction. If preferential, the redemption payments (and potentially, other distributions that are treated as part of such preferential distribution) would not be taken into account in determining whether the 90% distribution requirement has been met. We do not intend to redeem shares if as a result we would be subject to regular corporate income or excise taxes on our undistributed net income.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (b) the inclusion of items in income by us for U.S. federal income tax purposes. Potential sources of non-cash taxable income include loans or mortgage-backed securities held by us as assets that are issued at a discount and require the accrual of taxable interest income in advance of our receipt in cash, loans on which the borrower is permitted to defer cash payments of interest and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable distributions of property, which may include common or preferred shares.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Foreclosure Property

REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. Any gain from the sale of property for which a foreclosure property election (as described below) has been made will not be subject to the 100% tax on gains from prohibited transactions described below, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

“Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

Prohibited Transaction Income

Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. To the extent that we entered into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, on or prior to December 31, 2004, any income or gain from the disposition of such hedging transactions will qualify for purposes of the 95% gross income test, but not the 75% gross income test. Commencing with our taxable year beginning January 1, 2005, income and gain from hedging transactions will be excluded from gross income for purposes of the 95% gross income test, but will be treated as nonqualifying income tax purposes of the 75% gross income test. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. To the extent that we hedge for other purposes, fail to identify such hedges or hedge assets that are not real estate assets, the income from those transactions will likely be treated as nonqualifying income for purposes of the gross income tests. We do not intend to structure any hedging transactions in a manner that would jeopardize our qualification as a REIT.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, if we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT (other than violations of the REIT gross income or asset tests, described above, for which other specific cure provisions are available), we will be granted relief if (i) the violation is due to reasonable cause, and (ii) we pay a penalty of $50,000 for each failure. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, distributions to our shareholders will generally be taxable in the case of our shareholders who are individual U.S. shareholders (as defined below), at preferential rates, and, subject to limitations of the Code, dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Tax Treatment of Automatic Exchange

An automatic exchange of our Series E preferred shares for preferred shares of the Bank will be a taxable exchange with respect to which each holder of our Series E preferred shares will realize a gain or loss, as the case may be, measured by the difference between the basis of such holder in our Series E preferred shares and the fair market value of the Bank’s preferred shares received in the automatic exchange. If you realize a loss as a result of exchanging your Series E preferred shares for preferred shares of the Bank in an Automatic Exchange, you should consult your own tax advisor to determine whether you may be required to defer the deduction of that loss until you dispose of the preferred shares of the Bank. Because the Bank’s Series I preferred shares will not be included on the NYSE or any other national securities exchange or on any over-the-counter market, each individual holder will be required to determine the fair market value of the Bank’s preferred shares received to determine the tax effect of the automatic exchange. Assuming that such holder’s Series E preferred shares were held as capital assets for more than one year prior to the automatic exchange, any gain or loss will be a long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the Bank’s preferred shares will be their fair market value at the time of the automatic exchange. See “Description of Our Series E Preferred Shares—Automatic Exchange.”

Taxation of Taxable U.S. Shareholders

The following summary describes the principal U.S. federal income tax consequences to U.S. shareholders that are not tax-exempt organizations of purchasing, owning and disposing of Series E preferred shares. When we use the term “U.S. shareholder,” we mean a holder of our Series E preferred shares who is, for U.S federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds our Series E preferred shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Series E preferred shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Series E preferred shares.

If you are considering purchasing our Series E preferred shares, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our Series E preferred shares arising under the laws of any state, local or foreign taxing jurisdiction.

Distributions Generally

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our Series E preferred shares constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares, including the Series E preferred shares, and then to our common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. However, individual U.S. shareholders are taxed at such preferential rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) “REIT taxable income” that the REIT retained in prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic subchapter C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from subchapter C corporations in carryover basis transactions that has been subject to tax.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held its shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in the Series E preferred shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 15% (through 2010) in the case of U.S. shareholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. shareholders, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s Series E preferred shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. shareholder’s Series E preferred shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less). In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company—General” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.

We may invest in certain types of mortgage loans that may cause us under certain circumstances to recognize phantom income in early years and to experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. shareholders may from time to time be required to pay U.S. federal income tax on distributions that economically represent a return of capital, rather than a dividend. Such distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes. Accordingly, if we receive phantom income, our U.S. shareholders may be required to pay U.S. federal income tax with respect to such income on an accelerated basis, for example, before such income is realized by the shareholders in an economic sense. If there is taken into account the time value of money, such an acceleration of U.S. federal income tax liabilities would cause U.S. shareholders to receive an after-tax rate of return on an investment in us that would be less than the after-tax rate of return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable U.S. shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Passive Activity Losses And Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of Series E preferred shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Redemption of Series E Preferred Shares

A redemption of Series E preferred shares will be treated under Section 302 of the Code as a dividend taxable as such (to the extent of the Company’s current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of our Series E preferred shares. The redemption will satisfy such test if it (i) is “substantially disproportionate” with respect to the holder (which will not be the case if only our Series E preferred shares are redeemed, since it generally does not have voting rights), (ii) results in a “complete termination” of the holder’s stock interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Series E preferred shares will depend upon the facts and circumstances at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. In general, the redemption of our Series E preferred shares of a shareholder that does not actually or constructively own other shares of ours should be treated as a sale or exchange for U.S. federal income tax purposes.

If a redemption of our Series E preferred shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed Series E preferred shares would be transferred to the holder’s remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis may, under circumstances, be transferred to a related person or it may be lost entirely.

Dispositions of Shares

If you are a U.S. shareholder and you sell or dispose of your Series E preferred shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will generally be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of our Series E preferred shares that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this prospectus as UBTI. While many investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our Series E preferred shares as “debt financed property” within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) our Series E preferred shares are not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our Series E preferred shares generally should not be treated as UBTI to a tax-exempt U.S. shareholders.

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that (i) is described in Section 401(a) of the Code, (ii) is tax exempt under
Section 501(a) of the Code, and (iii) owns more than 10% (by value) of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (A) one pension trust owns more than 25% of the value of our shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of such shares and (C) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself. The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our shares, or us from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisers regarding the U.S. federal, state, local and foreign tax consequences of owning our shares.

Excess Inclusion Income

We have purchased or otherwise acquired mortgage loans. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on such mortgage loans, such arrangement will be treated as a “taxable mortgage pool” for U.S. federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our shareholders. Any excess inclusion income:

•	could not be offset by unrelated net operating losses (or other deductions) of a shareholder;

•	would be subject to tax as “unrelated business taxable income” to a tax-exempt shareholder;

•	would be subject to the application of U.S. federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and

•	would be taxable (at the highest corporate tax rate) to us, rather than our shareholders, to the extent allocable to our shares held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

We do not expect to be treated as a taxable mortgage pool.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of holders of our Series E preferred shares who are, for U.S. federal income tax purposes, nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “Non-U.S. shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules.

PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SERIES E PREFERRED SHARES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

Distributions to Non-U.S. shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. shareholder’s conduct of a U.S. trade or business, the Non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to a branch profits tax of up to 30% in the case of a Non-U.S. shareholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. shareholder unless: (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. shareholder with us; or (2) the Non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the dividends paid to Non-U.S. shareholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if U.S. treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our shareholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. shareholders.

Special rules apply to U.S. entities that hold interests in real property. As described below, these rules are not expected to affect gain recognized by Non-U.S. shareholders upon a sale of our Series E preferred shares. However, in certain circumstances, these rules could affect the tax treatment of a distribution made by us a Non-U.S. shareholder.

Unless (i) our Series E preferred shares constitute a U.S. real property interest, or USRPI, or (ii) either (1) if the Non-U.S. shareholder’s investment in our shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. shareholder or (2) if the Non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. shareholder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our Series E preferred shares constitute a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the Non-U.S. shareholder’s adjusted tax basis in the Series E preferred shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Under FIRPTA, a distribution made by us to a Non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (“USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the Non-U.S. shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. The amount withheld is creditable against the Non-U.S. shareholder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded (as defined in applicable U.S. treasury regulations) on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the Non-U.S. shareholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a Non-U.S. shareholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax.

Gain recognized by a Non-U.S. shareholder upon a sale of our Series E preferred shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a “domestically controlled REIT,” no assurance can be given that we will remain a “domestically controlled REIT.” Even if we do not qualify as a “domestically controlled REIT,” an alternative exemption to tax under FIRPTA might be available if either (i) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable U.S. treasury regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) the selling Non-U.S. shareholder owns, actually or constructively, 5% or less of our Series E preferred shares throughout a specified testing period and our Series E preferred shares are regularly traded (as defined in applicable U.S. treasury regulations) on an established securities market.

Gain not subject to FIRPTA will be taxable to a Non-U.S. shareholder if (i) the Non-U.S. shareholder’s investment in the Series E preferred shares is effectively connected with a U.S. trade or business, in which case the Non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of Series E preferred shares were to be subject to taxation under FIRPTA, the Non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

Backup Withholding and Information Reporting

We will report to our U.S. shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

We must report annually to the Internal Revenue Service and to each Non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A Non-U.S. shareholder may be subject to back-up withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Series E preferred shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Series E preferred shares conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a Non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

State, Local and Foreign Taxation

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our shareholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences summarized above. You should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

ERISA CONSIDERATIONS

General

In evaluating the purchase of our Series E preferred shares, a fiduciary of a qualified profit-sharing, pension or share bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a “Plan” and collectively, “Plans”) should consider:

•	whether the ownership of our Series E preferred shares is in accordance with the documents and instruments governing such Plan;

•	whether the ownership of our Series E preferred shares is consistent with the fiduciary’s responsibilities and in compliance with the requirements of Part 4 of Subtitle B of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code; and

•	the need to value the assets of the Plan annually.

In addition, the fiduciary of an individual retirement arrangement or other arrangement under Section 408 of the Code (an “IRA”) considering the purchase of our Series E preferred shares should consider whether the ownership of Series E preferred shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. Plans and IRAs that are prospective purchasers of our Series E preferred shares should consult with and rely upon their own advisors in evaluating these matters in light of their own particular circumstances.

Plan Assets Regulation

ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed herein, our assets under current law do not appear likely to be assets of Plans receiving our Series E preferred shares as a result of the offering. If our assets were deemed to be assets of Plans under ERISA, however, certain of our directors and officers might be deemed fiduciaries with respect to Plans that invest in us and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

If our assets were deemed to be assets of a Plan, transactions between us and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series E preferred shares could be liable as co-fiduciaries for actions taken by us that do not conform to the ERISA standards for investments under Part 4 of Subtitle B of Title I of ERISA.

Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA (“Plan Assets”) for purposes of ERISA and the related prohibited transaction provisions of the Code (the “Plan Assets Regulation,” 29 C.F.R. Sec. 2510.3-101), when a Plan or IRA makes an equity investment in another entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply.

For purposes of the Plan Assets Regulation, a “publicly-offered security” is a security that is:

•	“freely transferable”;

•	part of a class of securities that is “widely held”; and

•	sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and part of a class of securities that is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

Our Series E preferred shares will be registered under the Securities Act and the Securities Exchange Act within the time periods specified in the Plan Assets Regulation.

The Plan Assets Regulation provides that a security is “widely held” only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. We expect our Series E preferred shares to be widely held upon the completion of the offering.

The Plan Assets Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Assets Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that any restrictions imposed on the transfer of our Series E preferred shares are limited to the restrictions on transfer generally permitted under the Plan Assets Regulation and are not likely to result in the failure of our Series E preferred shares to be freely transferable. The Department of Labor regulations only establish a presumption of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor would not reach a contrary conclusion.

Assuming that our Series E preferred shares will be “widely held” and “freely transferable,” we believe that under the Plan Assets Regulation our Series E preferred shares should be treated as publicly-offered securities and, accordingly, our underlying assets should not be considered to be assets of any Plan or IRA investing in our Series E preferred shares.

Prohibited Transactions

Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing a Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things:

•	a sale or exchange, or leasing, of property with a party in interest;

•	a loan or other extension of credit with a party in interest;

•	a transaction involving the furnishing of goods, services or facilities with a party in interest; or

•	a transaction involving the transfer of Plan Assets to, or use of Plan Assets by or for the benefit of, a party in interest.

Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan Assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan Assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required, among other things, to (i) undo the transaction, (ii) restore to the Plan any profit realized on the transaction and (iii) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code, the IRA would lose its tax-exempt status effective as of the first day of the taxable year in which such prohibited transaction occurred. The entire balance of the IRA would be treated as distributed to the individual who established the IRA or his beneficiary. Such deemed distribution would be taxable as ordinary income, and could also be subject to the 10% excise tax on premature distributions. The other penalties for prohibited transactions would not apply.

Thus, the acquisition of our Series E preferred shares by a Plan could result in a prohibited transaction if we, an underwriter, the Bank or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if our Series E preferred shares were acquired pursuant to and in accordance with one or more “class” or other exemptions issued by the Department of Labor. An exemption, even if potentially applicable, might not apply to all possible prohibited transactions that might arise.

A Plan should not acquire our Series E preferred shares pursuant to this offering if such acquisition will constitute a non-exempt prohibited transaction.

INFORMATION REGARDING FIRST REPUBLIC BANK

The following section contains summary information regarding the Bank. The Bank files annual, quarterly and special reports, proxy statements and other materials with the FDIC pursuant to the Securities Exchange Act of 1934. You may obtain copies of those materials from the FDIC upon request by calling the FDIC at (202) 898-8913 or faxing a request to (202) 898-3909. Copies of certain of those materials are also available at the Bank’s web site at www.firstrepublic.com. The information contained on the Bank’s website is not incorporated into this prospectus.

As an integral part of this prospectus, we are delivering a copy of the Bank’s Offering Circular relating to the preferred shares of the Bank that would be issued in an automatic exchange, including copies of (i) the Bank’s Annual Report on Form 10-K for the year ended December 31, 2005 in the form filed with the FDIC that is attached to the Offering Circular as Attachment A and (ii) the Bank’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2006, in the form filed with the FDIC that is attached to the Offering Circular as Attachment B. All material information relating to the Bank as of such dates and for the periods then ended, including information relating to the Bank’s financial position and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” can be found in these documents.

Operations of the Bank

First Republic Bank is a NYSE-traded private bank and private business bank as well as a wealth management firm. The Bank is chartered as a commercial bank by the State of Nevada and is FDIC-insured. The Bank, which was founded in 1985, and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank provides access to its services online and through trust, wealth management and preferred banking offices in ten major metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach and San Diego in California, Las Vegas, Nevada, Portland, Oregon, Seattle, Washington, Boston, Massachusetts and New York City, New York.

At September 30, 2006, the Bank had total assets of $10.71 billion, deposits of $7.86 billion and stockholders’ equity of $634.2 million. On a consolidated basis, at September 30, 2006, the Bank’s total regulatory capital, including preferred stock, subordinated debentures and allowance for loan losses, less goodwill, was $803.9 million. At September 30, 2006, the Bank had a total risk-based capital ratio of 11.21%, a Tier 1 risk-based capital ratio of 9.69% and a Tier 1 leverage ratio of 6.68%, which are sufficient for the Bank to be considered well-capitalized under current regulations and guidelines.

The Bank’s executive offices are located at 111 Pine Street, San Francisco, California 94111. Its telephone number is (415) 392-1400.

Business Strategy and Growth

Since 1997, the Bank has actively expanded its products and services as well as its retail deposit locations in order to be positioned to acquire new customers during periods of bank consolidations in its primary market areas. The Bank’s primary focus is on increasing balances in its business and personal checking accounts in order to lower its overall cost of funds. Average balances in these accounts have grown to over $2.06 billion in the third quarter of 2006, a 16% increase over the same period in the prior year.

The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank’s wealth management activities include private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans that satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

The Bank has expanded its operations on the East coast and the West coast in the first nine months of 2006. In addition, in October 2006, the Bank completed the acquisition of BWC Financial Corp. and its wholly owned subsidiary, Bank of Walnut Creek (collectively, “BWC”) for total consideration valued at approximately $165 million. The flat yield curve and more recently, inverted yield curve environment has significantly challenged the Bank’s ability to increase net interest income and noninterest income in amounts sufficient to cover the cost of these expansions. These challenging conditions are likely to continue for the remainder of 2006 and into 2007.

Summary Financial Information

Earnings.    For the nine months ended September 30, 2006, the Bank’s net income was $51,884,000, compared with $44,565,000 for the same period in 2005. The Bank’s net interest income increased 15% to $213,013,000 in the 2006 period from $185,950,000 in the 2005 period. The Bank had a net interest margin of 3.14% for the nine months ended September 30, 2006 compared with 3.34% for the same period in 2005. The Bank had a return on average assets of 0.70% and 0.74% and a return on average equity of 12.47% and 12.71% for the nine months ended September 30, 2006 and 2005, respectively. For the year ended December 31, 2005, the Bank’s net income was $60,827,000, compared with $46,499,000 for the same period in 2004. The Bank’s net interest income increased 26%, from $202,054,000 in 2004 to $253,650,000 in 2005. The Bank had a net interest margin of 3.33% for the year ended December 31, 2005 compared with 3.24% in the same period in 2004. The Bank achieved a return on average assets of 0.73%, 0.69% and 0.68% and a return on average equity of 12.63%, 11.81% and 12.07%, for the years ended December 31, 2005, 2004, and 2003, respectively.

Asset Quality.    At September 30, 2006, the Bank had $10.7 million of nonperforming assets, or 0.10% of total assets, compared with nonperforming assets of $7.6 million, or 0.08% of total assets at December 31, 2005 and $18.8 million, or 0.25% of total assets, at December 31, 2004.

Risk Factors

The purchase of our Series E preferred shares involves risks with respect to the performance and capital levels of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership will likely result in an automatic exchange of the Series E preferred shares for the Bank’s preferred shares. You would then be a preferred shareholder of the Bank. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in us. These risks are described in more detail in the attached Offering Circular under the caption “Risk Factors” commencing on page OC-9. These risks include:

•	Interests in residential real estate property located in California secure a significant portion of the Bank’s total loan portfolio. As a result, the quality of the Bank’s portfolio is dependent, in part, on the performance of the residential real estate market in California, and adverse economic conditions in California would adversely affect the Bank’s financial condition and results of operations in the future.

•	We cannot assure you that the Bank will be able to compete with other financial institutions for the origination of residential mortgage loans, or that the Bank will be able to originate a sufficient volume of loans or originate loans on terms that will result in the same levels of profitability that the Bank has previously experienced.

•	The Bank faces risks inherent in real estate secured lending, including errors in analyses of credit risk, errors in valuing underlying collateral and other intangible factors that are considered in making such loans. We cannot assure you that the Bank’s profit margins will not be negatively impacted by errors in analyses and by loan defaults of borrowers. Further, any downturn in general economic conditions may adversely affect the ability of borrowers to repay loans.

•

The Bank’s results of operations are dependent upon, among other things, its net interest income, which results from the margin between interest earned on interest-earning assets, such as investments, and interest paid on interest-bearing liabilities, such as deposits. Interest rates are highly sensitive to many factors beyond the control of the Bank, including governmental monetary policies, domestic and international economic and political conditions (including terrorism and the response of the United States to terrorism), inflation, recession, unemployment and money supply. Changes in interest rates can affect the Bank’s profitability in respect to net interest income, the volume of loans it originates, and the ability of borrowers and purchasers of other real estate owned to service debt. The Bank has acquired a number of fixed rate loans that increase its exposure to interest rate risk. Although the Bank funds purchases with longer term certificates of deposit and takes other steps to limit its overall exposure to interest rate fluctuations, we cannot assure you that it will be successful in doing so. Fluctuations in market interest rates are neither predictable nor controllable and may have a materially adverse impact on the Bank’s operations and financial condition.

Lending Activities

The Bank’s loan portfolio primarily consists of loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties and loans to construct these properties. In recent years, the Bank has diversified its lending beyond mortgage loans. Currently, the Bank’s strategy is to emphasize the origination of single family mortgage loans and to selectively originate multifamily mortgages, commercial real estate mortgages, construction loans and other loans. A substantial portion of single family loans have been originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial real estate loans have been sold. From its inception in 1985 through September 30, 2006, the Bank originated approximately $34.51 billion of loans, of which approximately $24.09 billion have been single family home loans. Approximately $11.80 billion of loans have been sold to investors.

The Bank either retains originated home loans in its loan portfolio or sells the loans in whole loan or loan participation arrangements, either in the secondary market or in loan securitizations. The Bank has retained in its loan portfolio both adjustable rate mortgages (“ARMs”) and intermediate fixed rate loans. At September 30, 2006, 53% of the outstanding principal balance of the Bank’s loans were adjustable rate or due within one year. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. Subject to market conditions, however, the Bank’s ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. Certain single family ARMs contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. As noted above, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial start rate on negative amortization loans. The amount of any payment shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which could cause increases in the amount of principal owed by the borrower over the original amount advanced. At September 30, 2006, loans with the potential for negative amortization were $36.4 million, or 0.48% of total loans, and loans that had increases in principal balance since origination were $1.8 million, or 0.02% of total loans. Of the Bank’s loans that had increases in principal since origination, the average increase was 0.81% of the original principal balance.

The Bank has also originated intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for sale or for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets, general market interest rates and the Bank’s interest rate risk position. At September 30, 2006, the Bank held $2.81 billion of intermediate ARM loans, representing 37% of its total loan portfolio. These loans include loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months and had a weighted average next reset date of approximately 54 months at September 30, 2006.

The Bank’s loan originations totaled $3.82 billion for the first nine months of 2006, $4.77 billion in 2005, $4.09 billion in 2004, and $3.85 billion in 2003. The level of loan originations for 2005, 2004 and 2003 reflects increased single family lending as a result of the relatively lower rates of interest available to borrowers, increased home purchases in the Bank’s primary markets and an increased number of relationship managers who originate loans.

Regulatory Capital Requirements

Under current FDIC prompt corrective action regulations, state-chartered, non-member banks (banks that are not members of the Federal Reserve System), such as the Bank, are required to comply with three separate minimum capital requirements: a Tier 1 leverage capital ratio, as defined below, and two risk-based capital ratios.

Leverage Ratio.    The capital regulations effectively establish a minimum 4% ratio of Tier 1 capital (defined below) to total assets (the “Tier 1 leverage capital ratio”) for state-chartered, non-member banks. “Tier 1 capital” generally includes common shareholders’ equity (including retained earnings), qualifying noncumulative perpetual preferred shares and any related surplus. Minority interests in the equity accounts of fully consolidated subsidiaries, such as us, may constitute up to 25% of Tier 1 capital. Amounts of minority interests in excess of this limit qualify as Tier 2 capital. Intangible assets, other than mortgage servicing rights up to certain specified limits, must be deducted from Tier 1 capital. As of September 30, 2006, the Bank’s Tier 1 leverage capital ratio was 6.68%.

Risk-Based Capital.    The risk-based capital requirements contained in the capital regulations generally require state-chartered, non-member banks to maintain a ratio of Tier 1 capital to risk-weighted assets (“Tier 1 risk-based capital ratio”) of at least 4% and a ratio of total capital to risk-weighted assets (“total risk-based capital ratio”) of at least 8%. Risk-weighted assets are determined by multiplying certain categories of a bank’s assets, including off-balance sheet asset equivalents, by an assigned risk weight of 0% to 200% based on the credit risk associated with various categories of assets specified in the capital regulations. For purposes of the risk-based capital requirements, “total capital” means Tier 1 capital plus supplementary or Tier 2 capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of Tier 1 capital. “Supplementary capital” includes, among other things, perpetual preferred shares, intermediate-term preferred shares, mandatory convertible subordinated debt, subordinated debt and the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. As of September 30, 2006, the Bank’s Tier 1 risk-based capital ratio was 9.69% and its total risk-based capital ratio was 11.21%.

Regulatory Consequences of Failing To Meet Capital Requirements.    A number of sanctions may be imposed on FDIC-insured banks that are not in compliance with the capital regulations, including, among other things, restrictions on asset growth and imposition of a capital directive that may require, among other things, an increase in regulatory capital, restrictions on dividends, redemptions or capital distributions, reduction of rates paid on savings accounts, cessation of or limitations on deposit-gathering, lending, purchasing loans, making specified investments, or issuing new accounts, limits on operational expenditures, an increase in liquidity and such other restrictions or corrective actions as the FDIC may deem necessary or appropriate. In addition, any FDIC-insured bank that is not meeting its capital requirements must provide the FDIC with prior notice before the addition of any new director or senior officer.

Under the FDIC’s prompt corrective action regulations, a bank is deemed to be:

•	“well capitalized” if it has total risk-based capital of 10% or more, a Tier 1 risk-based capital ratio of 6% or more and a Tier 1 leverage capital ratio of 5% or more and is not subject to any written agreement, order, capital directive, or corrective action directive;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of well capitalized;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

Section 38 of the Federal Deposit Insurance Act, as amended (“FDIA”), and its related regulations, also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which include:

•	restricting payment of capital distributions and management fees;

•	requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital;

•	requiring submission of a capital restoration plan;

•	restricting the growth of the institution’s assets; and

•	requiring prior approval of certain expansion proposals.

The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include the following:

•	requiring the institution to raise additional capital;

•	restricting transactions with affiliates;

•	restricting interest rates paid by the institution on deposits;

•	requiring replacement of senior executive officers and directors;

•	restricting the activities of the institution and its affiliates;

•	requiring divestiture of the institution or the sale of the institution to a willing purchaser; and

•	any other supervisory action that the agency deems appropriate.

The Federal Deposit Insurance Corporation Improvements Act of 1991, as amended, provides for the appointment of a conservator or receiver for any insured depository institution that is critically undercapitalized, or that is undercapitalized and:

•	has no reasonable prospect of becoming adequately capitalized;

•	fails to become adequately capitalized when required to do so under the prompt corrective action provisions;

•	fails to submit an acceptable capital restoration plan within the prescribed time limits; or

•	materially fails to implement an accepted capital restoration plan.

In addition, the FDIC will be required to appoint a receiver (or a conservator) for a critically undercapitalized depository institution within 90 days after the institution becomes critically undercapitalized or to take such other action that would better achieve the purpose of Section 38 of FDIA. Such alternative action can be renewed for successive 90 day periods. With limited exceptions, however, if the institution continues to be critically undercapitalized on average during the quarter that begins 270 days after the institution first became critically undercapitalized, a receiver must be appointed.

The following table sets forth the Bank’s actual capital ratios and capital requirements as of September 30, 2006:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)
Total Capital (to Risk-Weighted Assets)	$803,929	11.21%	$573,570	8.0%	$716,962	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	694,636	9.69	286,785	4.0	430,177	6.0
Tier 1 Capital (to Average Assets)	$694,636	6.68%	$416,097	4.0%	$520,121	5.0%

As of September 30, 2006, the Bank qualified as well-capitalized under FDIC regulations.

Giving effect to this offering as if it had been completed on or before September 30, 2006 receipt by us of the gross offering proceeds from the sale of the $100 million Series E preferred shares offered hereby, the Bank’s total risk-based capital ratio would have been 11.98%, Tier 1 risk-based capital ratio would have been 10.12% and Tier 1 leverage ratio would have been 7.00%, assuming all of the net proceeds are invested in assets bearing a 50% risk weighting.

The Bank expects that         % of the Series E preferred shares will initially be counted as Tier 2 capital. In future periods, a portion of this Tier 2 capital may become Tier 1 capital as the Bank increases its stockholders’ equity through the retention of future earnings or as the Bank acquires other preferred shares on the open market.

As a majority owned subsidiary of the Bank, our assets and liabilities and results of operations are consolidated with those of the Bank for the Bank’s financial reporting and regulatory capital purposes. Accordingly, loans we acquire from the Bank will nevertheless be treated as assets of the Bank for purposes of compliance by the Bank with the FDIC’s regulatory capital requirements and in the Bank’s consolidated financial statements. Interest income on those loans will be treated as interest income of the Bank in the Bank’s consolidated financial statements.

UNDERWRITERS

Subject to the terms and conditions set forth in the underwriting agreement dated                     ,         , the underwriters named below have agreed to purchase from us the following respective number of our Series E preferred shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Series E Preferred Shares
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Total	4,000,000

The underwriters are offering our Series E preferred shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by their counsel and certain other conditions precedent and that the underwriters will purchase all of our Series E preferred shares offered by this prospectus if any of such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have been advised by the underwriters that the underwriters propose to offer our Series E preferred shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to certain other underwriters and dealers. After the offering, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase an aggregate of 600,000 additional Series E preferred shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of our Series E preferred shares offered by this prospectus. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of preferred stock as the number listed next to the respective underwriter’s name in the preceding table bears to the total number of Series E preferred shares in that table. If the underwriters’ option is exercised, the total price to the public would be $            , the total underwriter’s discounts and commissions would be $             and total proceeds to us would be $            .

The following table sets forth the per share and total underwriting discounts and commissions to be paid to the underwriters by the Bank on our behalf.

Underwriting Discounts and Commissions:

	No Exercise	Exercise
Per share	$	$
Total	$	$

The Bank has agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with this offering. The total estimated offering expenses to be paid by the Bank are $             million including the out-of-pocket expenses of the underwriter incurred in connection with this offering.

The following table sets forth the estimated expenses that we expect the Bank to pay on our behalf as part of the offering, other than underwriting commissions and expenses.

Registration Fee	$12,305
New York Stock Exchange Listing Fee	$19,200
Printing Expenses	$250,000
Legal Fees and Expenses	$450,000
Accounting Fees and Expenses	$80,000
Miscellaneous	$188,495

Total	$1,000,000

Prior to the offering, there has been no public market for our Series E preferred shares. We have made application to list our Series E preferred shares on the New York Stock Exchange under the trading symbol “                .” The trading of our Series E preferred shares on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of our Series E preferred shares. The underwriters have advised us that they intend to make a market in our Series E preferred shares prior to the commencement of trading on the New York Stock Exchange, but are not obligated to do so and may discontinue any such market making activities, if commenced, at any time without notice.

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we will not, during the period ending 30 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any securities with characteristics and terms similar to or convertible into, or exercisable or exchangeable for, the Series E preferred shares or the equivalent preferred shares of the Bank; or

•	publicly announce an intention to effect any such transaction.

The restrictions described in this paragraph do not apply to the sale of our Series E preferred shares to the underwriters.

In order to facilitate the offering of our Series E preferred shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Series E preferred shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in our Series E preferred shares for its own account. In addition, to cover over-allotments or to stabilize the price of our Series E preferred shares, the underwriters may bid for, and purchase, Series E preferred shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series E preferred shares in the offering, if the syndicate repurchases previously distributed Series E preferred shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our Series E preferred shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the Bank, on the one hand, and the underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933.

RATINGS

Our Series E preferred shares will be rated “BB+” by Standard & Poor’s Ratings Service and “BBB-” by Fitch ICBA, Inc. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No rating organization is obligated to maintain any rating on the Series E preferred shares, and, accordingly, we cannot assure you that the ratings assigned to the Series E preferred shares upon initial issuance will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

LEGAL MATTERS

Certain legal matters will be passed upon for us by White & Case LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriter by Cleary Gottlieb Steen & Hamilton LLP, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada. A member of White & Case LLP is a director of the Bank and is or may be deemed to be the beneficial owner of 68,274 shares of common stock of the Bank.

EXPERTS

The financial statements of First Republic Preferred Capital Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act of 1933 for the registration of the Series E preferred shares. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information about us and the Series E preferred shares, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus that is filed as an exhibit to the registration statement are not necessarily complete and each of these statements is qualified in all respects by the provisions of those exhibits.

INDEX TO FINANCIAL STATEMENTS

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

All other schedules are omitted since the required information is not present in amounts sufficient to require submission of the schedules or the information required is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

First Republic Preferred Capital Corporation:

We have audited the accompanying balance sheet of First Republic Preferred Capital Corporation (the Company) as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Preferred Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

San Francisco, California

March 13, 2006

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash and short-term investments on deposit with First Republic Bank	$17,250,000	$4,476,000

Single family mortgage loans	283,530,000	288,211,000
Multifamily mortgage loans	31,249,000	37,517,000

Total mortgage loans (Note 3)	314,779,000	325,728,000
Less: Allowance for loan losses	(481,000)	(481,000)

Loans, net	314,298,000	325,247,000
Accrued interest receivable	1,469,000	1,431,000
Prepaid expenses	3,000	5,000

Total Assets	$333,020,000	$331,159,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Dividends payable on common stock	$—	$1,000
Payable to First Republic Bank (Note 4)	25,000	19,000
Other payables	77,000	122,000

Total liabilities	102,000	142,000

Stockholders’ equity (Notes 5 and 6):
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized:
10.50% perpetual, exchangeable, noncumulative Series A preferred stock; $1,000 liquidation value per share; 55,000 shares authorized, issued and outstanding	55,000,000	55,000,000
8.875% perpetual, exchangeable, noncumulative Series B preferred stock; $25 liquidation value per share; 1,840,000 shares authorized, 1,680,000 shares issued and outstanding	42,000,000	42,000,000
5.70% perpetual, convertible, exchangeable, noncumulative Series C preferred stock; $1,000 liquidation value per share; 10,000 shares authorized, 7,000 shares issued and outstanding	7,000,000	7,000,000
7.25% perpetual, exchangeable, noncumulative Series D preferred stock; $25 liquidation value per share; 2,400,000 shares authorized, issued and outstanding	60,000,000	60,000,000
Common stock, $0.01 par value; 50,000,000 shares authorized; 29,353,353 and 29,362,633 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	294,000	294,000
Additional paid-in capital	168,824,000	166,923,000
Dividends in excess of retained earnings	(200,000)	(200,000)

Total stockholders’ equity	332,918,000	331,017,000

Total Liabilities and Stockholders’ Equity	$333,020,000	$331,159,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004	2003
Interest income:
Interest on loans	$16,327,000	$16,398,000	$13,502,000
Interest on short-term investments on deposit with First Republic Bank	182,000	89,000	152,000

Total interest income	16,509,000	16,487,000	13,654,000

Operating expense:
Advisory fees payable to First Republic Bank (Note 4)	100,000	75,000	75,000
General and administrative	233,000	236,000	199,000

Total operating expense	333,000	311,000	274,000

Net income	16,176,000	16,176,000	13,380,000
Dividends on preferred stock (Note 7)	14,252,000	14,252,000	12,125,000

Net income available to common stockholders	$1,924,000	$1,924,000	$1,255,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2002	$104,000,000	$187,000	$105,107,000	$(200,000)	$209,094,000
Issuance of 2,400,000 shares of Series D preferred stock	60,000,000	—	—	—	60,000,000
Capital contribution by First Republic Bank for 10,658,330 shares of common stock	—	107,000	59,893,000	—	60,000,000
Net income	—	—	—	13,380,000	13,380,000
Dividends paid on preferred stock	—	—	—	(12,125,000)	(12,125,000)
Dividends payable on common stock	—	—	—	(1,255,000)	(1,255,000)

Balance as of December 31, 2003	164,000,000	294,000	165,000,000	(200,000)	329,094,000
Net income	—	—	—	16,176,000	16,176,000
Dividends paid on preferred stock	—	—	—	(14,252,000)	(14,252,000)
Dividends payable on common stock	—	—	—	(1,000)	(1,000)
Consent dividend on common stock	—	—	1,923,000	(1,923,000)	—

Balance as of December 31, 2004	164,000,000	294,000	166,923,000	(200,000)	331,017,000
Net income	—	—	—	16,176,000	16,176,000
Dividends paid on preferred stock	—	—	—	(14,252,000)	(14,252,000)
Repurchase shares of common stock	—	—	(23,000)	—	(23,000)
Consent dividend on common stock	—	—	1,924,000	(1,924,000)	—

Balance as of December 31, 2005	$164,000,000	$294,000	$168,824,000	$(200,000)	$332,918,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
Operating activities:
Net income	$16,176,000	$16,176,000	$13,380,000
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium on loans	235,000	25,000	594,000
Changes in operating assets and liabilities:
Accrued interest receivable	(38,000)	162,000	(402,000)
Prepaid expenses	2,000	9,000	(4,000)
Payable to First Republic Bank	6,000	—	6,000
Other payables	(46,000)	93,000	4,000

Net cash provided by operating activities	16,335,000	16,465,000	13,578,000

Investing activities:
Loans acquired from First Republic Bank	(73,563,000)	(108,886,000)	(294,644,000)
Principal payments on loans	84,278,000	105,638,000	159,705,000

Net cash provided by (used for) investing activities	10,715,000	(3,248,000)	(134,939,000)

Financing activities:
Issuance of preferred stock	—	—	60,000,000
Issuance of common stock to First Republic Bank	—	—	60,000,000
Dividends paid on preferred stock	(14,252,000)	(14,252,000)	(12,125,000)
Dividends paid on common stock	(1,000)	(1,255,000)	(2,044,000)
Repurchase of common stock	(23,000)	—	—

Net cash provided by (used for) financing activities	(14,276,000)	(15,507,000)	105,831,000

Increase (decrease) in cash and cash equivalents	12,774,000	(2,290,000)	(15,530,000)
Cash and cash equivalents at beginning of year	4,476,000	6,766,000	22,296,000

Cash and cash equivalents at end of year	$17,250,000	$4,476,000	$6,766,000

Supplemental disclosure of cash flow information:
Common stock dividends payable	$—	$1,000	$1,255,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

Note 1.    Organization and Basis of Presentation

First Republic Preferred Capital Corporation (the “Company”) is a Nevada corporation formed by First Republic Bank (the “Bank”) in April 1999 for the purpose of raising capital for the Bank. The Company’s principal business is acquiring, holding, financing and managing assets secured by real estate mortgages and other obligations secure by real property, as well as certain other qualifying real estate investment trust (“REIT”) assets (collectively, the “Mortgage Assets”). The Mortgage Assets presently held by the Company are loans secured by single family and multifamily real estate properties (“Mortgage Loans”) that were acquired from the Bank. The Company expects that all, or substantially all, of its Mortgage Assets will continue to be Mortgage Loans acquired from the Bank. The Company has elected to be taxed as a REIT and intends to make distributions to its shareholders such that the Company is relieved of substantially all income taxes relating to ordinary income under applicable tax regulations. Accordingly, no provision for income taxes is included in the accompanying financial statements.

At December 31, 2005, the Company has issued 29,353,353 shares of common stock, par value $ 0.01 per share. The Bank owns all of the common stock, except for 560 shares held by certain of the Bank’s former employees. Earnings per share data is not presented, as the Company’s common stock is not publicly traded.

In June 1999, the Company completed an initial private offering of 55,000 shares of perpetual, exchangeable, noncumulative 10.5% Series A preferred shares (the “Series A Preferred Shares”) and received proceeds of $55 million. The Bank paid all expenses for the offering, including underwriting commissions and discounts. The Series A Preferred Shares have not been registered under the Securities Act of 1933 (the “Securities Act”) or any other applicable securities law, are not listed on any national securities exchange or for quotation through the NASDAQ National Stock Market, Inc., or any other quotation system and are subject to significant restrictions on transfer.

In June 2001, the Company completed a private placement of $7 million of perpetual, exchangeable, noncumulative 5.7% Series C preferred shares (the “Series C Preferred Shares”) that are convertible into common stock of the Bank. The Series C Preferred Shares are convertible into Bank shares at a price of $20.38 per share.

In January 2002, the Company completed an initial public offering and received $42 million from the issuance of 1,680,000 shares of 8.875% noncumulative perpetual Series B preferred stock (the “Series B Preferred Shares”). The Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series B Preferred Shares are included for quotation on the Nasdaq National Market under the symbol “FRCCP.”

In June 2003, the Company completed a public offering and received $60 million from the issuance of 2,400,000 shares of 7.25% noncumulative perpetual Series D preferred stock (the “Series D Preferred Shares”). The Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series D Preferred Shares trade on the Nasdaq National Market under the symbol “FRCCO.” In connection with this transaction, the Company issued, and the Bank purchased, $60 million of additional common stock. The Company used the proceeds from the issuance of the Series D Preferred Shares and the additional issuance of common stock to acquire from the Bank approximately $87 million of single family, $30 million of multifamily mortgage loans, and $3 million of short-term investments.

The Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares are collectively referred to as the “Preferred Shares.”

Note 2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Mortgage Loans

Mortgage Loans are carried at the principal amount outstanding, net of purchase discounts and premiums. Discounts or premiums on Mortgage Loans are accreted or amortized as yield adjustments over the contractual lives of the loans using methods that approximate the interest method. The unaccredited discount or unamortized premium on a loan sold or paid in full is recognized in income at the time of sale or payoff.

The Company has purchased Mortgage Loans from the Bank at the Bank’s carrying amount, which generally has approximated the fair value of the loans purchased. If a significant difference were to exist between the Bank’s carrying amount and the fair value of loans at the date of purchase, the Company would record the difference as a capital contribution by the Bank or a capital distribution to the Bank and would not adjust the basis of the loans.

Interest income from loans is recognized in the month earned and is net of service fees paid to the Bank. The Company places a loan on nonaccrual status, and interest income is not recorded on the loan, when the loan becomes more than 90 days delinquent, except for a single family loan that is well secured and in the process of collection, or at such earlier times as management determines that the ultimate collection of all contractually due principal or interest is unlikely. When a loan is placed on nonaccrual status, interest income may be recorded when cash is received if the Company’s recorded investment in such loan is deemed collectible. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes, the loan is returned to accrual status. The Company classifies a loan as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Allowance for Loan Losses

The Company maintains an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. The Company considers a number of factors, including the Company’s and the Bank’s past loss experience, the Bank’s underwriting policies, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, current economic conditions and other factors. If the Company were to determine that an additional provision is required, the Company would provide for loan losses by charging current income.

Other Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell such real estate. Costs related to holding real estate are recorded as expenses when incurred. The Company has not owned any real estate since inception.

Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments on deposit with the Bank. As a REIT making sufficient dividend distributions, the Company paid no income taxes for each year ended December 31, 2005, 2004 or 2003.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which supersedes Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance for recognizing and reporting changes in accounting principles, changes in accounting estimates, changes in reporting entities and error corrections. For a change in accounting principle, SFAS No. 154 requires retrospective application to prior period financial statements, unless a new accounting pronouncement includes other specific provisions. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial condition or results of operation.

Note 3.    Loans

The Company’s Mortgage Loans are secured by single family and multifamily properties located primarily in California. The Mortgage Loans generally mature over periods of up to thirty years. The following table presents the Mortgage Loan portfolio at December 31, 2005 and 2004:

	2005	2004
Single family mortgage loans	$283,530,000	$288,211,000
Multifamily mortgage loans	31,249,000	37,517,000

Total mortgage loans	$314,779,000	$325,728,000

There were no nonaccrual loans and no impaired loans at December 31, 2005 or 2004. The following table presents an analysis of the Company’s allowance for loan losses at December 31 for each of the last three years:

	For the Year Ended December 31,
	2005	2004	2003
Allowance for loan losses
Balance, beginning of year	$481,000	$481,000	$200,000
Provision for loan losses	—	—	—
Transfer from the Bank	—	—	281,000
Chargeoffs	—	—	—
Recoveries	—	—	—

Balance, end of year	$481,000	$481,000	$481,000

In 2003, the Company increased its allowance for loan losses by $281,000, which was the amount of the Bank’s allowance for loan losses associated with the loans that the Company acquired. There have been no changes to the Company’s allowance for the past two years because the size and composition of the loan portfolio has been relatively unchanged.

Note 4.    Related Party Transactions

Since inception, the Company has acquired all of its Mortgage Loans from the Bank. The aggregate cost of these loans acquired by the Company was $73.6 million in 2005, $108.9 million in 2004 and $294.6 million in 2003, including net premiums of $190,000, $161,000 and $971,000, respectively. All purchases were at a price equal to the Bank’s carrying value of the loans, which approximated the fair value of the Mortgage Loans.

The Company has a loan purchase and servicing agreement with the Bank pursuant to which the Bank performs, among other things, servicing of loans held by the Company in accordance with normal industry practice. The Bank charges an annual servicing fee of 0.25% of the outstanding principal balances of the

Mortgage Loans that the Bank services. The Company records the servicing fees as a reduction of interest income. Loan servicing fees were $788,000 in 2005, $775,000 in 2004 and $582,000 in 2003. In its capacity as servicer, the Bank receives Mortgage Loan payments on behalf of the Company and holds the payments in custodial accounts at the Bank.

The Company entered into an advisory agreement with the Bank under which the Bank administers the day-to-day operations of the Company. The Bank is responsible for: (i) monitoring the credit quality of the Mortgage Assets held by the Company; (ii) advising the Company with respect to the reinvestment of income from, and principal payments on, the Mortgage Assets, and with respect to the acquisition, management, financing and disposition of the Mortgage Assets; and (iii) monitoring the Company’s compliance with the requirements necessary to qualify as a REIT.

The advisory agreement is renewable on an annual basis. For 2005, the board of directors of the Company, including a majority of the independent directors, approved an increase in the annual fee to $100,000 from $75,000 in 2004 and in 2003, payable in equal quarterly installments. The Company had advisory fees payable to the Bank of $25,000 at December 31, 2005 and $19,000 at December 31, 2004.

At December 31, 2005, the Bank owned 25,410 shares of the Company’s Series A Preferred Shares, with a liquidation preference value of $25.4 million. During 2005, the Bank did not purchase any of the Company’s outstanding Series A Preferred Shares. During 2004, the Bank purchased on the open market 150 shares of the Company’s outstanding Series A Preferred Shares, with a liquidation preference value of $150,000. During 2003, the Bank purchased on the open market 10,260 additional shares of the Company’s outstanding Series A Preferred Shares with a liquidation preference value of $10.3 million.

Note 5.    Preferred Stock

At December 31, 2005, the Company was authorized to issue 10,000,000 shares of preferred stock, of which 4,142,000 shares are outstanding. The Company has issued and outstanding each of the following series of preferred stock, par value $0.01 per share.

	December 31,
	2005	2004
Series A—55,000 shares authorized, issued and outstanding	$55,000,000	$55,000,000
Series B—1,840,000 shares authorized, 1,680,000 issued and outstanding	42,000,000	42,000,000
Series C—10,000 shares authorized, 7,000 issued and outstanding	7,000,000	7,000,000
Series D—2,400,000 shares authorized, issued and outstanding	60,000,000	60,000,000

Total preferred stock	$164,000,000	$164,000,000

In June 1999, the Company issued 55,000 shares of Series A Preferred Shares. The Company’s proceeds from this issuance were $55 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series A Preferred Shares are not redeemable prior to June 1, 2009. Holders of the Series A Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 10.5% per annum or $105 per annum per share. Dividends on the Series A Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

In June 2001, the Company issued 7,000 Series C Preferred Shares. The Company’s proceeds from this issuance were $7 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series C Preferred Shares are not redeemable prior to June 16, 2007. The Series C Preferred Shares are convertible into common stock of the Bank at a price of $20.38 per share. The single holder of the Series C Preferred Shares is entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 5.7% per annum or $57 per annum per share. Dividends on the Series C Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

In January 2002, the Company issued 1,680,000 Series B Preferred Shares. The Company’s proceeds from this issuance were $42 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series B Preferred Shares are not redeemable prior to December 30, 2006. Holders of the Series B Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 8.875% per annum or $2.21875 per annum per share. Dividends on the Series B Preferred Shares are payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.

In June 2003, the Company issued 2,400,000 Series D Preferred Shares. The Company’s proceeds from this issuance were $60 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series D Preferred Shares are not redeemable prior to June 27, 2008. Holders of the Series D Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 7.25% per annum or $1.8125 per annum per share. Dividends on the Series D Preferred Shares are payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year. The first dividend payment date for the Series D Preferred Shares was September 30, 2003.

Upon the occurrence of an adverse change in relevant tax laws, the Company will have the right to redeem the Preferred Shares, in whole (but not in part). The liquidation preference for each of the Series A Preferred Shares and the Series C Preferred Shares is $1,000 per share plus the semiannual dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. The liquidation preference for each of the Series B Preferred Shares and the Series D Preferred Share is $25 per share plus the quarterly dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs.

The Preferred Shares will be exchanged into preferred shares of the Bank upon the occurrence of certain events. The exchange rate for each of the Series A Preferred Shares and the Series C Preferred Shares is 1:1. The exchange rate for each of the Series B Preferred Shares and Series D Preferred Shares is 1:1/40. Except under certain limited circumstances, the holders of the Preferred Shares have no voting rights.

Note 6.    Common Stock

At December 31, 2005, the Company was authorized to issue 50,000,000 shares of common stock with a par value of $0.01 per share, of which 29,353,353 shares were outstanding. The Company issued no common stock in 2005 or in 2004 and had issued 10,658,330 in 2003 to acquire Mortgage Assets from the Bank. In January 2005, the Company tendered an offer to repurchase the 9,840 shares that were issued to 123 current and former employees of the Bank. As of December 31, 2005, 116 individuals had accepted the offer of $2.50 per share, or $200 for each owner. As of December 31, 2005, a total of 560 shares were held by the Bank’s former employees.

Holders of common stock are entitled to receive dividends if and when authorized and declared by the board of directors out of funds legally available therefore after all preferred dividends have been paid for the full year.

Note 7.    Dividends on Preferred Stock and Common Stock

The following table presents the dividends on preferred stock that the Company paid in 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
Series A Preferred Shares	$5,775,000	$5,775,000	$5,775,000
Series B Preferred Shares	3,728,000	3,728,000	3,728,000
Series C Preferred Shares	399,000	399,000	399,000
Series D Preferred Shares	4,350,000	4,350,000	2,223,000

Total	$14,252,000	$14,252,000	$12,125,000

Dividends on the Preferred Shares are payable if, when and as authorized by the Company’s board of directors. If the board of directors does not authorize a dividend on any of the Preferred Shares for any respective dividend period, holders of each class of Preferred Shares will not be entitled to be paid that dividend later or to recover any unpaid dividend whether or not funds are, or subsequently become, available. The board of directors, in its business judgment, may determine that it would be in the best interest of the Company to pay less than the full amount of the stated dividend on each series of Preferred Shares for any dividend period. However, to remain qualified as a REIT, the Company must distribute annually at least 90% of its “REIT taxable income” (excluding deductions for any dividends paid and any net capital gains) to stockholders, and, generally, the Company cannot pay dividends on common stock for periods in which less than full dividends are paid on each series of Preferred Shares.

The Company expects to pay the holders of common stock an amount of dividends that when aggregated with the dividends paid to holders of the Preferred Shares is not less than 90% of the Company’s “REIT taxable income” (excluding deductions for any dividends paid and any net capital gains) in order to remain qualified as a REIT. The Company declared dividends on its common stock of $1,924,000 for each of 2005 and 2004 and $1,255,000 for 2003. For each of 2005 and 2004, the dividend on the common stock shares owned by the Bank was treated as a consent dividend under Section 565 of the Internal Revenue Code.

Note 8.    Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2005 and 2004:

	2005		2004
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$17,250	$17,250	$4,476	$4,476
Mortgage loans	$314,298	$315,769	$325,247	$328,830

The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

Cash: The carrying value approximates the estimated fair value.

Mortgage Loans: The carrying amount of loans is net of the allowance for loan losses. To estimate fair value of the Company’s loans, the Company segments each loan collateral type into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk, and accrual status.

The Company based the fair value of single family and multifamily mortgages loans primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions.

Note 9.    Concentration of Credit Risk

Concentration of credit risk generally arises with respect to the loan portfolio when a number of borrowers engage in similar business activities or activities in the same geographical region. Concentration of credit risk indicates the relative sensitivity of the Company’s performance to both positive and negative developments affecting a particular industry. The balance sheet exposure to geographic concentrations directly affects the credit risk of the loans within the loan portfolio.

Properties underlying Mortgage Assets were concentrated primarily in California. At December 31, 2005, approximately 79% of Mortgage Assets were secured by properties located in California. The following table presents an analysis of Mortgage Loans at December 31, 2005 by major geographic location:

($ in thousands)	San Francisco Bay Area	Greater New York City Area	Other California Areas	Los Angeles County	Las Vegas, Nevada	Other	Total
Single family	$162,998	$34,613	$26,956	$25,722	$4,068	$29,173	$283,530
Multifamily	24,785	857	2,610	2,997	—	—	31,249

Total	$187,783	$35,470	$29,566	$28,719	$4,068	$29,173	$314,779

Percent by location	60%	11%	10%	9%	1%	9%	100%

Note 10.    Quarterly Data (unaudited)

The following table presents the Company’s summary unaudited financial information on a quarterly basis for 2005 and 2004:

	2005				2004
($ in thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$4,259	$4,138	$4,079	$4,033	$4,325	$4,040	$4,052	$4,070
Provision for loan losses	—	—	—	—	—	—	—	—
Operating expense	63	90	94	86	72	75	92	72

Net income	4,196	4,048	3,985	3,947	4,253	3,965	3,960	3,998
Preferred stock dividends	3,563	3,563	3,564	3,562	3,563	3,563	3,563	3,563

Net income available to common stockholders	$633	$485	$421	$385	$690	$402	$397	$435

The following interim financial statements as of and for the three and nine months ended September 30, 2006 are unaudited. However, the financial statements reflect all adjustments (which included only normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

BALANCE SHEET

(Unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
Cash and short-term investments on deposit with First Republic Bank	$12,346,000	$17,250,000
Single family mortgage loans	288,264,000	283,530,000
Multifamily mortgage loans	35,611,000	31,249,000

Total mortgage loans	323,875,000	314,779,000
Less: Allowance for loan losses	(481,000)	(481,000)

Loans, net	323,394,000	314,298,000
Accrued interest receivable	1,646,000	1,469,000
Prepaid expenses	9,000	3,000

Total Assets	$337,395,000	$333,020,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Dividends payable on preferred stock	$1,543,000	$—
Payable to First Republic Bank (Note 3)	50,000	25,000
Other payables	66,000	77,000

Total liabilities	1,659,000	102,000

Stockholders’ equity (Note 4 and 5):
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized:
10.50% perpetual, exchangeable, noncumulative Series A preferred stock; $1,000 liquidation value per share; 55,000 shares authorized, issued and outstanding	55,000,000	55,000,000
8.875% perpetual, exchangeable, noncumulative Series B preferred stock; $25 liquidation value per share; 1,840,000 shares authorized, 1,680,000 shares issued and outstanding	42,000,000	42,000,000
5.70% perpetual, convertible, exchangeable, noncumulative Series C preferred stock; $1,000 liquidation value per share; 10,000 shares authorized, 7,000 shares issued and outstanding	7,000,000	7,000,000
7.25% perpetual, exchangeable, noncumulative Series D preferred stock; $25 liquidation value per share; 2,400,000 shares authorized, issued and outstanding	60,000,000	60,000,000
Common stock, $0.01 par value; 50,000,000 shares authorized; 29,353,033 and 29,353,353 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	294,000	294,000
Additional paid-in capital	168,824,000	168,824,000
Retained earnings (accumulated deficit)	2,618,000	(200,000)

Total stockholders’ equity	335,736,000	332,918,000

Total Liabilities and Stockholders’ Equity	$337,395,000	$333,020,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Interest income:
Interest on mortgage loans	$4,706,000	$4,093,000	$13,528,000	$12,146,000
Interest on short-term investments on deposit with First Republic Bank	70,000	45,000	186,000	104,000

Total interest income	4,776,000	4,138,000	13,714,000	12,250,000

Operating expense:
Advisory fees expense payable to First Republic Bank (Note 3)	25,000	25,000	75,000	75,000
General and administrative expense	42,000	65,000	132,000	195,000

Total operating expense	67,000	90,000	207,000	270,000

Net income	4,709,000	4,048,000	13,507,000	11,980,000
Dividends on preferred stock (Note 6)	3,563,000	3,563,000	10,689,000	10,689,000

Net income available to common stockholders	$1,146,000	$485,000	$2,818,000	$1,291,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance as of January 1, 2005	$164,000,000	$294,000	$166,923,000	$(200,000)	$331,017,000
Net income	—	—	—	11,980,000	11,980,000
Dividends on preferred stock	—	—	—	(10,689,000)	(10,689,000)
Repurchase shares of common stock	—	—	(23,000)	—	(23,000)

Balance as of September 30, 2005	$164,000,000	$294,000	$166,900,000	$1,091,000	$332,285,000

Balance as of January 1, 2006	$164,000,000	$294,000	$168,824,000	$(200,000)	$332,918,000
Net income	—	—	—	13,507,000	13,507,000
Dividends on preferred stock	—	—	—	(10,689,000)	(10,689,000)

Balance as of September 30, 2006	$164,000,000	$294,000	$168,824,000	$2,618,000	$335,736,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Operating activities:
Net income	$13,507,000	$11,980,000
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium on loans	189,000	186,000
Increase in accrued interest receivable	(177,000)	(30,000)
Increase in receivable from First Republic Bank	—	(2,000)
Increase in prepaid expenses	(6,000)	(4,000)
Increase in payable to First Republic Bank	25,000	164,000
Decrease in other payables	(11,000)	(59,000)

Net cash provided by operating activities	13,527,000	12,235,000

Investing activities:
Loans acquired from First Republic Bank	(63,416,000)	(61,791,000)
Principal payments on loans	54,131,000	64,664,000

Net cash (used for) provided by investing activities	(9,285,000)	2,873,000

Financing activities:
Dividends paid on preferred stock	(9,146,000)	(9,146,000)
Dividends paid on common stock	—	(1,000)
Repurchase of common stock	—	(23,000)

Net cash used for financing activities	(9,146,000)	(9,170,000)
(Decrease) increase in cash and cash equivalents	(4,904,000)	5,938,000
Cash and cash equivalents at beginning of year	17,250,000	4,476,000

Cash and cash equivalents at end of period	$12,346,000	$10,414,000

Supplemental disclosure of cash flow information:
Preferred stock dividend payable	$1,543,000	$1,543,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS

Note 1.    Organization and Basis of Presentation

First Republic Preferred Capital Corporation (the “Company”) is a Nevada corporation formed by First Republic Bank (the “Bank”) in April 1999 for the purpose of raising capital for the Bank. The Company’s principal business is acquiring, holding, financing and managing assets secured by real estate mortgages and other obligations secured by real property, as well as certain other qualifying real estate investment trust (“REIT”) assets (collectively, the “Mortgage Assets”). The Mortgage Assets presently held by the Company are loans secured by single family and multifamily real estate properties (“Mortgage Loans”) that were acquired from the Bank. The Company expects that all, or substantially all, of its Mortgage Assets will continue to be Mortgage Loans acquired from the Bank. The Company has elected to be taxed as a REIT and intends to make distributions to its stockholders such that the Company is relieved of substantially all income taxes relating to ordinary income under applicable tax regulations. Accordingly, no provision for income taxes is included in the accompanying financial statements.

As of September 30, 2006, the Company has issued 29,353,033 shares of common stock, par value $0.01 per share. The Bank owns all of the common stock, except for 240 shares held by certain of the Bank’s former employees. Earnings per share data is not presented, as the Company’s common stock is not publicly traded.

These interim financial statements are intended to be read in conjunction with the Company’s 2005 Annual Report on Form 10-K, Financial Statements and Notes thereto. Interim results should not be considered indicative of results to be expected for the full year.

The results of operations of the Company and the Bank are subject to various risks, including business, economic, legal and regulatory conditions and factors. Additional information is included in Item 1A, “Risk Factors,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and in filings made subsequent to the filing of the 2005 Form 10-K.

Note 2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Mortgage Loans

Mortgage Loans are carried at the principal amount outstanding, net of purchase discounts and premiums. Discounts or premiums on Mortgage Loans are accreted or amortized as yield adjustments over the contractual lives of the loans using methods that approximate the interest method. The unaccreted discount or unamortized premium on a loan sold or paid in full is recognized in income at the time of sale or payoff.

The Company has purchased Mortgage Loans from the Bank at the Bank’s carrying amount, which generally has approximated the fair value of the loans purchased. If a significant difference were to exist between the Bank’s carrying amount and the fair value of loans at the date of purchase, the Company would record the difference as a capital contribution by the Bank or a capital distribution to the Bank and would not adjust the basis of the loans.

Interest income from loans is recognized in the month earned and is net of servicing fees paid to the Bank. The Company places a loan on nonaccrual status, and interest income is not recorded on the loan, when the loan becomes more than 90 days delinquent, except for a single family loan that is well secured and in the process of collection, or at such earlier times as management determines that the ultimate collection of all contractually due principal or interest is unlikely. When a loan is placed on nonaccrual status, interest income may be recorded when cash is received if the Company’s recorded investment in such loan is deemed collectible. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes, the loan is returned to accrual status. The Company classifies a loan as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Allowance for Loan Losses

The Company maintains an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. The Company considers a number of factors, including the Company’s and the Bank’s past loss experience, the Bank’s underwriting policies, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, current economic conditions and other factors. If the Company were to determine that an additional provision is required, the Company would provide for loan losses by charging current income.

Other Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value, less estimated costs to sell such real estate. The Company records costs related to holding real estate as expenses when incurred. The Company has not owned any real estate since inception.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments on deposit with the Bank. As a REIT making sufficient dividend distributions, the Company paid no income taxes for the nine-month periods ended September 30, 2006 and September 30, 2005.

Note 3.    Related Party Transactions

The Company’s related party transactions include the acquisition of Mortgage Loans from the Bank, loan servicing fees paid to the Bank and advisory fees paid to the Bank. The following table presents the Company’s related party transactions for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Mortgage Loans acquired from the Bank:
Principal	$11,162,000	$27,447,000	$63,197,000	$61,653,000
Premium (discount)	61,000	72,000	219,000	138,000

Total Mortgage Loans acquired	11,223,000	27,519,000	63,416,000	61,791,000

Loan servicing fee expense	202,000	197,000	602,000	591,000
Advisory fee expense	$25,000	$25,000	$75,000	$75,000

Since inception, the Company has acquired all of its Mortgage Loans from the Bank. All purchases were at a price equal to the Bank’s carrying value of the loans, which approximated the fair value of the Mortgage Loans.

The Bank retains loan servicing fees on the Company’s Mortgage Loans under a loan purchase and servicing agreement pursuant to which the Bank performs, among other things, servicing of loans held by the Company in accordance with normal industry practice. In its capacity as servicer, the Bank receives Mortgage Loan payments on behalf of the Company and holds the payments in custodial accounts at the Bank. The loan purchase and servicing agreement is renewable on an annual basis. Pursuant to the agreement, the Bank charges an annual servicing fee of 0.25% of the gross average outstanding principal balances of the Mortgage Loans that the Bank services. The Company records loan servicing fees monthly as a reduction of interest income.

The Company pays advisory fees to the Bank under an advisory agreement pursuant to which the Bank administers the day-to-day operations of the Company. The Bank is responsible for: (i) monitoring the credit quality of the Mortgage Assets held by the Company; (ii) advising the Company with respect to the reinvestment of income from, and principal payments on, the Mortgage Assets, and with respect to the acquisition, management, financing and disposition of the Mortgage Assets; (iii) monitoring the Company’s compliance with the requirements necessary to qualify as a REIT and (iv) performing financial reporting and internal control duties required for all public companies. The advisory agreement is renewable on an annual basis. The advisory fees were $100,000 per annum for 2006 and 2005, payable in equal quarterly installments. At September 30, 2006 and at December 31, 2005, the Company had advisory fees payable to the Bank of $25,000.

In addition to the related party transactions above, the Bank has purchased shares of the Company’s Series A preferred stock. At September 30, 2006 and at December 31, 2005, the Bank owned 25,410 shares, with a liquidation preference value of $25.4 million. For the first nine months of 2006 and for all of 2005, the Bank did not purchase any shares.

Note 4.    Preferred Stock

At September 30, 2006, the Company was authorized to issue 10,000,000 shares of preferred stock, of which 4,142,000 shares were outstanding. The Company has issued and outstanding shares for each of the following series of preferred stock, par value $0.01 per share at September 30, 2006 and December 31, 2005:

Series A—55,000 shares authorized, issued and outstanding	$55,000,000
Series B—1,840,000 shares authorized, 1,680,000 issued and outstanding	42,000,000
Series C—10,000 shares authorized, 7,000 issued and outstanding	7,000,000
Series D—2,400,000 shares authorized, issued and outstanding	60,000,000

Total preferred stock	$164,000,000

Shares of preferred stock for each series are referred to below as “Preferred Shares” for that series and are collectively referred to as the “Preferred Shares.”

In June 1999, the Company issued 55,000 Series A Preferred Shares. The Company’s proceeds from this issuance were $55 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series A Preferred Shares are not redeemable prior to June 1, 2009. Holders of the Series A Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 10.5% per annum, or $105 per annum per share. Dividends on the Series A Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

In June 2001, the Company issued 7,000 Series C Preferred Shares. The Company’s proceeds from this issuance were $7 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series C Preferred Shares are redeemable on or after June 16, 2007; the Company currently expects that the Series C Preferred Shares will be redeemed prior to June 30, 2007. The Series C Preferred Shares are convertible into common stock of the Bank at a price of $20.38 per share. The single holder of the Series C

Preferred Shares is entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 5.7% per annum, or $57 per annum per share. Dividends on the Series C Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

In January 2002, the Company issued 1,680,000 Series B Preferred Shares. The Company’s proceeds from this issuance were $42 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series B Preferred Shares are redeemable on or after December 30, 2006. Holders of the Series B Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 8.875% per annum, or $2.21875 per annum per share. Dividends on the Series B Preferred Shares, if authorized and declared, are payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.

In June 2003, the Company issued 2,400,000 Series D Preferred Shares. The Company’s proceeds from this issuance were $60 million; the Bank paid all expenses of the offering, including underwriting commissions and discounts. The Series D Preferred Shares are not redeemable prior to June 27, 2008. Holders of the Series D Preferred Shares are entitled to receive, if authorized and declared by the board of directors of the Company, noncumulative dividends at a rate of 7.25% per annum, or $1.8125 per annum per share. Dividends on the Series D Preferred Shares, if authorized and declared, are payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.

Upon the occurrence of an adverse change in relevant tax laws, the Company will have the right to redeem the Preferred Shares, in whole (but not in part). The liquidation preference for each of the Series A Preferred Shares and the Series C Preferred Shares is $1,000 per share plus the semiannual dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. The liquidation preference for each of the Series B Preferred Shares and the Series D Preferred Shares is $25 per share plus the quarterly dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs.

The Preferred Shares will be exchanged into preferred shares of the Bank upon the occurrence of certain events. The exchange rate for each of the Series A Preferred Shares and the Series C Preferred Shares is 1:1. The exchange rate for each of the Series B Preferred Shares and Series D Preferred Shares is 1:1/40. Except under certain limited circumstances, the holders of the Preferred Shares have no voting rights.

Note 5.    Common Stock

At September 30, 2006, the Company was authorized to issue 50,000,000 shares of common stock with a par value of $0.01 per share, of which 29,353,033 shares were outstanding. The Company issued no common stock in 2005 or during the first nine months of 2006. In January 2005, the Company tendered an offer to repurchase the 9,840 shares that were issued to 123 current and former employees of the Bank. The Company repurchased 320 shares of common stock in the first nine months of 2006 and 9,280 shares in the first nine months of 2005. At September 30, 2006, 120 individuals had accepted the offer of $2.50 per share, or $200 for each owner. At September 30, 2006, a total of 240 shares were held by the Bank’s former employees.

Holders of common stock are entitled to receive dividends if and when authorized and declared by the board of directors out of funds legally available therefor after all preferred dividends have been paid for the full year.

Note 6.    Dividends on Preferred Stock and Common Stock

The following table presents the dividends on Preferred Shares for the three and nine months ended September 30, 2006 and 2005. The dividends on the Series B and Series D Preferred Shares were paid during the quarter. The Company accrued the dividends on the Series A and Series C Preferred Shares and expects to pay these dividends on December 30, 2006.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Series A Preferred Shares	$1,444,000	$1,444,000	$4,331,000	$4,331,000
Series B Preferred Shares	932,000	932,000	2,796,000	2,796,000
Series C Preferred Shares	99,000	99,000	299,000	299,000
Series D Preferred Shares	1,088,000	1,088,000	3,263,000	3,263,000

Total	$3,563,000	$3,563,000	$10,689,000	$10,689,000

Dividends on Preferred Shares are payable if, when and as authorized and declared by the Company’s board of directors. If the board of directors does not authorize a dividend on any of the Preferred Shares for any respective dividend period, holders of each class of Preferred Shares will not be entitled to be paid that dividend later or to recover any unpaid dividend whether or not funds are, or subsequently become, available. The board of directors, in its business judgment, may determine that it would be in the best interest of the Company to pay less than the full amount of the stated dividend on each series of Preferred Shares for any dividend period. However, to remain qualified as a REIT, the Company must distribute annually at least 90% of its “REIT taxable income” (excluding deductions for any dividends paid and any net capital gains) to stockholders, and, generally, the Company cannot pay dividends on common stock for periods in which less than full dividends are paid on each series of Preferred Shares.

The Company expects to pay the holders of common stock an amount of dividends that when aggregated with the dividends paid to holders of the Preferred Shares is not less than 90% of the Company’s “REIT taxable income” (excluding deductions for any dividends paid and any net capital gains) in order to remain qualified as a REIT. The Company did not declare dividends on its common stock during the first nine months of 2006 or 2005.

Note 7.    Concentration of Credit Risk

At September 30, 2006, the Company held Mortgage Loans secured by real estate properties located primarily in California (78% in total). Future economic, political or other developments in California could adversely affect the value of the Mortgage Loans. See “Financial Condition—Significant Concentration of Credit Risk” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ANNEX I

Offering Circular

for

Series I Preferred Shares

of

First Republic Bank

40,000 Shares

        % Noncumulative Perpetual Series I Preferred Shares

(Liquidation Preference $2,500 Per Share)

Available Only in Exchange in Specified Circumstances for

        % Noncumulative Perpetual Series E Preferred Shares of

First Republic Preferred Capital Corporation

The noncumulative Series I preferred shares, par value $0.01 per share, of First Republic Bank, will be issued only upon the automatic exchange of the         % noncumulative Series E preferred shares of First Republic Preferred Capital Corporation (“FRPCC”), which is a real estate investment trust or a REIT. Each of FRPCC’s Series E preferred shares will be exchanged automatically for one-hundredth of one Series I preferred share of the Bank in the event that the Bank becomes undercapitalized under applicable law, the Bank is placed into bankruptcy, reorganization, conservatorship or receivership or the Federal Deposit Insurance Corporation or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry directs such an exchange in writing because, in its sole discretion, the FDIC or the Nevada Commissioner anticipates the Bank becoming undercapitalized in the near term. The Bank will issue fractional preferred shares upon an automatic exchange where necessary. The Bank owns virtually all of the outstanding common shares of FRPCC. Dividends on the Bank’s Series I preferred shares will be payable at the same rate as FRPCC’s Series E preferred shares if, when and as declared by the Board of Directors of the Bank.

The Bank’s Series I preferred shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank’s creditors, including the claims of the Federal Home Loan Bank, the Bank’s depositors and the FDIC. The Bank’s Series I preferred shares rank equal to the Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H preferred stock of the Bank and superior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being equal or senior to the Series I preferred shares.

FRPCC expects its Series E preferred shares to be listed on the New York Stock Exchange under the symbol “            .” If FRPCC’s Series E preferred shares are exchanged into the Bank’s Series I preferred shares, the Bank does not intend to apply for listing of the Bank’s Series I preferred shares on any securities exchange, or for listing on the New York Stock Exchange.

An investment in the Bank’s Series I preferred shares involves a high degree of investment risk, including the loss of principal. Investors should carefully consider the risk factors beginning on page OC-9 and other considerations relating to the Bank and the Bank’s Series I preferred shares.

None of the Securities and Exchange Commission, any state securities commission, the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry or the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposit accounts of any bank and are not insured to any extent by the Federal Deposit Insurance Corporation or any other government agency.

The date of this Offering Circular is                      , 2006.

AVAILABLE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 and consequently file reports and other information with the FDIC. Such reports and this other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the FDIC at 801 17th Street, N.W., Washington, D.C. 20434. Copies of certain of these materials are also available at the Bank’s website at www.firstrepublic.com. The information contained on the Bank’s website is not incorporated into this document.

INFORMATION WITH RESPECT TO FIRST REPUBLIC BANK

As an integral part of this Offering Circular, we have attached complete copies (excluding exhibits) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Attachment A) and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2006 (Attachment B), each in the form as filed with the FDIC. All material information as of the year ended December 31, 2005 and as of the nine months ended September 30, 2006 relating to the Bank, including information relating to our financial position and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” can be found in these documents or this Offering Circular.

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in this Offering Circular, in our Form 10-K attached hereto as Attachment A and in our Form 10-Q attached hereto as Attachment B. You should read the entire Offering Circular carefully, especially the risks of investing in the Series I preferred shares discussed under “Risk Factors.”

Throughout this Offering Circular, “we,” “our,” “us,” and “the Bank” refer to First Republic Bank.

First Republic Bank

Business of First Republic Bank

First Republic Bank is a NYSE-traded private bank and private business bank as well as a wealth management firm. The Bank is chartered as a commercial bank by the State of Nevada and is FDIC-insured. The Bank, which was founded in 1985, and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank provides access to its services online and through trust, wealth management and preferred banking offices in ten major metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach and San Diego in California, Las Vegas, Nevada, Portland, Oregon, Seattle, Washington, Boston, Massachusetts and New York City, New York.

At September 30, 2006, the Bank had total assets of $10.71 billion, deposits of $7.86 billion and stockholders’ equity of $634.2 million. On a consolidated basis at September 30, 2006, the Bank’s total regulatory capital, including preferred stock, subordinated debentures and allowance for loan losses, less goodwill, was $803.9 million. At September 30, 2006, the Bank had a total risk-based capital ratio of 11.21%, a Tier 1 risk-based capital ratio of 9.69% and a Tier 1 leverage ratio of 6.68%, which are sufficient for the Bank to be considered well-capitalized under current regulations and guidelines.

The Bank’s executive offices are located at 111 Pine Street, San Francisco, California 94111. Its telephone number is (415) 392-1400.

Business Strategy and Growth of Deposits

Since 1997, the Bank has actively expanded its products and services as well as its retail deposit locations in order to be positioned to acquire new customers during the period of bank consolidations in its primary market areas. The Bank’s primary focus is on increasing balances in its business and personal checking accounts in order to lower its overall cost of funds. Average balances in these accounts have grown to over $2.06 billion in the third quarter of 2006, a 16% increase over the same period in the prior year.

The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank’s wealth management activities include, private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans that satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

The Bank has expanded its operations on the East and West coasts in the first nine months of 2006. In addition, in October 2006, the Bank completed the acquisition of BWC Financial Corp. and its wholly owned subsidiary, Bank of Walnut Creek (collectively, “BWC”) for total consideration valued at approximately $165 million. The flat yield curve, or more recently, inverted yield curve environment has significantly challenged the Bank’s ability to increase net interest income and noninterest income in amounts sufficient to cover the cost of these expansions. These challenging conditions are likely to continue for the remainder of 2006 and into 2007.

Offices

As of September 30, 2006, we operate nine preferred banking offices in San Francisco, offices in San Rafael, St. Helena and Santa Rosa, north of San Francisco, in San Mateo and Burlingame, south of San Francisco, in Redwood City, Menlo Park, Palo Alto and Los Altos, all in the Silicon Valley, in Los Angeles, Beverly Hills, Studio City, Century City, the Newport Beach area, Santa Barbara, and four offices in San Diego County, all in southern California, one office in Las Vegas, Nevada, offices in Boston, Massachusetts and in Greenwich, Connecticut and three offices in New York City. As a result of the acquisition of BWC, in October 2006, we added six offices in the East Bay region of San Francisco and one office in San Jose, California. The Bank performs lending, trust and wealth management activities from offices in Portland, Oregon and Seattle, Washington.

REIT Preferred Share Offering

A registration statement has been filed with the SEC in respect of an offering of 4,000,000 shares of             % noncumulative Series E preferred stock by FRPCC (4,600,000 shares if the underwriters’ over-allotment option is exercised in full), our majority-owned subsidiary. We created FRPCC for the purpose of acquiring, holding and managing real estate mortgage assets in a cost-effective manner and providing us with an additional means of raising regulatory capital. FRPCC’s Series E preferred shares will be automatically exchanged for Series I preferred shares of the Bank upon the occurrence of one of the following events: (i) we become undercapitalized under applicable regulations of the FDIC or the Nevada Commissioner, (ii) we are placed into bankruptcy, reorganization, conservatorship or receivership or (iii) the FDIC or the Nevada Commissioner, in its sole discretion, anticipates that we will become undercapitalized in the near term. All of the proceeds from the issuance of FRPCC’s Series E preferred shares will be used by FRPCC for the acquisition of mortgage loans from our portfolio. Initially, we expect that approximately 75% of the liquidation preference of FRPCC’s Series E preferred shares will be eligible to be treated as Tier 1 capital and the remainder will be treated as Tier 2 capital. Because FRPCC intends to operate in a manner so as to permit it to qualify as a REIT for U.S. federal income tax purposes, dividends payable on FRPCC’s Series E preferred shares will be deductible by FRPCC for such purposes.

Summary Terms of Series I Preferred Shares

Issuer	First Republic Bank, an FDIC-insured, Nevada-chartered commercial bank.

Securities	% Series I noncumulative preferred shares.

Exchange	The Series I preferred shares are to be issued, if ever, in exchange for the Series E REIT preferred shares of FRPCC, our majority-owned subsidiary. See “—REIT Preferred Share Offering.”

Ranking

The Series I preferred shares rank senior to our common shares, equal to the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares and Series H preferred shares (described below under “Description of the Bank’s Preferred Shares”) and junior to creditors, including claims of depositors, with respect to dividend rights and rights upon liquidation. As a result, no payments of dividends or amounts in liquidation will be paid to the holders of the common stock until all amounts owed in respect of the Series I preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of the Series A preferred shares, the Series B preferred shares, the Series

C preferred shares, the Series D preferred shares, the Series E preferred shares, the Series F preferred shares, the Series G preferred shares, the Series H preferred shares and the Series I preferred shares, we will make payments to all outstanding series in proportion to the outstanding liquidation preference of each series. Additional preferred shares ranking senior to the Series I preferred shares may not be created without the approval of holders of at least 67% of the Series I preferred shares. Additional preferred shares ranking senior or equal to the Series I preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors.

Dividends

Dividends on the Series I preferred shares are payable quarterly at the rate of         % per annum of the liquidation preference (or $2,500 per share), if, when and as declared by our Board of Directors. If authorized and declared, dividends are payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing                      , 20    . Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding quarterly period. Dividends on the Series I preferred shares are not cumulative. If we do not authorize and declare a dividend or authorize and declare less than full dividends on the Series I preferred shares for a quarterly dividend period, you will have no right to receive the amount of any undeclared dividends for that period, and we will have no obligation to pay undeclared dividends for that period. Our ability to pay cash dividends is subject to regulatory and other restrictions described herein. Unless full dividends are paid on or set aside for payment to the Series I preferred shares for a quarterly dividend period, however, the payment of dividends on the common stock will be prohibited for that period and at least the following four quarterly periods.

Upon an exchange of FRPCC’s Series E preferred shares for our Series I preferred shares, any accrued and unpaid dividends at the time of the exchange on FRPCC’s Series E preferred shares for the most recent quarter will be deemed to be accrued and unpaid dividends on our Series I preferred shares.

Liquidation Preference

The liquidation preference for each Series I preferred share is $2,500. That amount will be payable prior to any distribution to holders of common shares upon liquidation. In addition to the liquidation preference, holders of the Series I preferred shares will be entitled upon liquidation to receive an amount equal to accrued and unpaid dividends on the Series I preferred shares (whether or not declared) from the beginning of the quarterly dividend in which liquidation occurs through the date of liquidation.

Redemption

The Series I preferred shares are not redeemable prior to                      , 20    . On and after                      , 20    , we may redeem the Series I preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $2,500 per share, plus the amount of the accrued and unpaid dividends on the Series I preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption. The Series I preferred shares are not subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities.

Voting Rights

Holders of Series I preferred shares will not have any voting rights, except as follows and as otherwise expressly required by law. On any matter on which holders of the Series A preferred shares, Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares, Series H preferred shares and Series I preferred shares vote together as one class, each Series I preferred share will be entitled to one vote. Additional shares of preferred shares that are senior to the Series I preferred shares may not be created and changes to the provisions of the articles of incorporation that adversely affect the rights of the holders of the Series I preferred shares may not be made without the approval of at least 67% of the outstanding Series I preferred shares.

Use of Proceeds

The Series I preferred shares will only be issued in connection with an exchange for FRPCC’s Series E preferred shares. The exchange of FRPCC’s Series E preferred shares for Series I preferred shares would produce no proceeds to us.

Absence of a Public Market

There is currently no public market for the Series I preferred shares and we expect that, if issued, these shares will not be listed on any securities exchange, or included for quotation on any over-the-counter market.

Risk Factors

See “Risk Factors” beginning on page OC-9 for a discussion of the risk factors and other considerations relating to the Bank and the Series I preferred shares.

Selected Consolidated Financial Data

The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The selected data presented below under the captions “Selected Financial Data,” “Share and Per Share Data,” except for book value per common share, and “Selected Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2005 are derived from the consolidated financial statements of the Bank and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this prospectus. The information presented below under the captions “Selected Operating Ratios,” “Selected Asset Quality Ratios,” “Capital Ratios” and “Fixed Charges Ratios” is unaudited. The selected data presented below at or for the nine months ended September 30, 2006 and 2005 under the captions “Selected Financial Data,” “Share and Per Share Data” and “Selected Balance Sheet Data” are derived from unaudited condensed consolidated financial statements, which, in the opinion of management of the Bank, reflect all adjustments necessary to present fairly the results for these interim periods. These adjustments consist of normal recurring adjustments. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2006. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the Bank’s consolidated financial statements and related notes set forth in this Offering Circular and in the attached Form 10-K and in the attached Form 10-Q.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share and ratio data)
Selected Financial Data:
Interest income	$426,908	$299,180	$423,423	$289,812	$249,983	$244,840	$281,031
Interest expense	213,895	113,230	169,773	87,758	85,210	102,471	155,978

Net interest income	213,013	185,950	253,650	202,054	164,773	142,369	125,053
Provision for losses	—	3,000	4,000	5,000	7,000	6,500	1,400

Net interest income after provision for losses	213,013	182,950	249,650	197,054	157,773	135,869	123,653
Noninterest income	60,703	54,987	72,913	61,944	64,176	45,300	27,000
Noninterest expense	194,494	159,827	216,616	172,914	148,999	131,448	101,470

Net income	$51,884	$44,565	$60,827	$46,499	$37,050	$26,401	$25,062

Share and Per Share Data:
Common shares outstanding	27,108	26,221	26,359	24,675	23,346	21,812	20,538
Diluted common shares outstanding	27,108	25,896	26,029	24,841	23,221	23,519	21,675
Book value per common share	$19.15	$17.36	$17.80	$15.73	$14.21	$12.98	$11.29
Diluted earnings per common share	$1.71	$1.54	$2.08	$1.72	$1.61	$1.13	$1.16

Selected Operating Ratios:(1)
Return on average assets	0.70%	0.74%	0.73%	0.69%	0.68%	0.58%	0.63%
Return on average common stockholders’ equity	12.47%	12.71%	12.63%	11.81%	12.07%	10.01%	11.53%
Net interest margin	3.14%	3.34%	3.33%	3.24%	3.21%	3.25%	3.25%
Efficiency ratio	71.2%	67.5%	67.3%	65.8%	70.5%	71.8%	67.1%

Selected Balance Sheet Data:
Total assets	$10,713,224	$8,851,932	$9,319,910	$7,422,997	$6,002,943	$4,854,695	$4,197,626
Total loans	7,638,828	6,318,617	6,656,334	5,461,878	4,481,170	3,707,149	3,211,946
Customer deposits	7,858,484	6,484,522	7,019,048	5,604,582	4,582,896	3,626,149	3,238,108
FHLB Advances	1,898,500	1,518,500	1,429,500	1,068,000	829,000	740,500	574,500
Subordinated debentures and notes	63,770	63,770	63,770	63,770	63,770	70,237	70,252
Minority interest in subsidiaries(2)	148,590	148,590	148,590	148,590	148,740	89,000	48,500
Total stockholders’ equity	$634,246	$570,155	$584,120	$453,094	$331,699	$283,179	$231,851

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share and ratio data)
Selected Asset Quality Ratios:
Nonperforming assets to total assets	0.10%	0.19%	0.08%	0.25%	0.22%	0.33%	0.04%
Nonperforming assets to total loans and REO	0.14%	0.26%	0.11%	0.34%	0.30%	0.43%	0.05%
Allowance for loan losses to total loans	0.58%	0.61%	0.60%	0.65%	0.70%	0.77%	0.71%
Allowance for loan losses to nonperforming loans	432%	233%	523%	189%	234%	181%	1522%
Net recoveries (charge-offs) to average total loans(1)	0.06%	0.02%	0.02%	(0.01)%	(0.10)%	(0.01)%	(0.02)%

Capital Ratios:
Leverage ratio	6.68%	7.49%	7.17%	6.90%	6.11%	5.98%	5.90%
Tier 1 risk based capital ratio	9.69%	11.49%	11.06%	10.19%	9.18%	9.59%	9.33%
Total risk based capital ratio	11.21%	13.35%	12.83%	12.71%	13.21%	13.45%	12.79%

Fixed Charges Ratios:
Ratio of earnings to fixed charges(3)
Excluding interest on deposits	1.87x	2.30x	2.21x	2.36x	2.37x	1.97x	1.82x
Including interest on deposits	1.27x	1.48x	1.44x	1.63x	1.61x	1.36x	1.26x

(1)	Results for the nine months ended September 30, 2006 and 2005 are annualized.
(2)	Represents issuances by First Republic Preferred Capital Corporation of its Series A, Series B, Series C and Series D preferred stock and by First Republic Preferred Capital Corporation II of its Series A and Series B preferred stock.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before minority interests, income taxes and fixed charges. Fixed charges represent dividends on preferred shares, amortization of preferred stock issuance costs, early redemption costs on debentures and preferred stock, interest expense and estimated interest component of net rental expense.

RISK FACTORS

You should carefully consider the following risk factors relating to the Bank’s business and ownership of the Bank’s Series I preferred shares. Additionally, there are several factors, many beyond the Bank’s control, which could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Any factor described in this Offering Circular could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operation and/or financial condition.

Risks Associated With an Automatic Exchange of FRPCC’s Series E Preferred Shares for our Series I Preferred Shares

An automatic exchange of FRPCC’s Series E preferred shares for our Series I preferred shares may occur at a time when we may not be able to pay dividends.

Under certain circumstances, FRPCC may be required to exchange its Series E preferred shares for our Series I preferred shares. As a result, you would automatically and involuntarily become a holder of our Series I preferred shares at a time when our financial condition was deteriorating and we may not be in a financial position to make any dividend payments on our Series I preferred shares.

An automatic exchange may be based on our receivership, which will mean that others may have liquidation claims senior to yours and may result in a loss of your investment.

In the event of our receivership, the claims of our depositors and our creditors would be entitled to a priority of payment over the claims of holders of equity interests such as our Series I preferred shares. As a result, if we were to be placed into receivership after an automatic exchange or if the automatic exchange were to occur after our receivership, the holders of our Series I preferred shares likely would receive, if anything, substantially less than they would have received had FRPCC’s Series E preferred shares not been exchanged for our Series I preferred shares.

You are not entitled to receive dividends unless declared by our Board of Directors.

Dividends on our Series I preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on our Series I preferred shares for any quarterly period, the holders of our Series I preferred shares would not be entitled to any such dividend whether or not funds are or subsequently become available. Our Board of Directors may determine, in its business judgment, that it would be in our best interests to pay less than the full amount of the stated dividends on our Series I preferred shares or no dividends for any quarter even if funds are available. Factors that would be considered by the Board of Directors in making this determination are our financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as our Board of Directors may deem relevant.

Our Series I preferred shares will not be listed on any stock exchange and a market for them may never develop.

Although FRPCC’s Series E preferred shares may be listed on the New York Stock Exchange, we do not intend to apply for listing of our Series I preferred shares on any national securities exchange, in which case no active public market for our Series I preferred shares would develop or be maintained.

Risks Associated With Our Status as a Regulated Institution

The investment management business is highly regulated.

The investment management business is highly regulated, primarily at the federal level. Our four subsidiaries (Trainer Wortham, Starbuck Tisdale, Froley Revy and First Republic Wealth Advisors) are

registered investment advisors under the Investment Advisors Act of 1940, as amended. First Republic Bank and First Republic Trust Company may also provide investment management services, but are separately regulated and are not required to register as investment advisors.

Each subsidiary providing investment management services is subject to fiduciary laws. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary, record keeping, operational and disclosure obligations. In addition, Trainer Wortham and Froley Revy act as subadvisors or advisors to mutual funds that are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

These subsidiaries are also subject to the provisions and regulations of ERISA to the extent they act as a “fiduciary” under ERISA with respect to certain of their clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit transactions involving the assets of each ERISA plan that is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

Applicable law provides that all investment contracts with mutual fund clients may be terminated by the mutual fund without penalty, upon no later than 60 days’ notice. Investment contracts with institutional and other clients are typically terminable by the client, without penalty, upon 30 days’ notice or less.

The failure of any of our subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees, or other sanctions, including revocation of such subsidiary’s registration as an investment advisor.

The banking business is highly regulated, and banking regulators may impose dividend payment and other restrictions on us.

State chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. We, as a Nevada state chartered commercial bank, are subject to regulation and supervision by the FDIC and Nevada Commissioner. Federal and state laws and regulations govern numerous matters, including changes in the ownership or control of banks, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts, and terms of extensions of credit and investments, maintenance of permissible non-banking activities, maintenance of deposit insurance, protection of financial privacy the level of reserves against deposits, and restrictions on dividend payments.

The FDIC and the Nevada Commissioner possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. These and other restrictions limit the manner in which we and our subsidiaries may conduct business and obtain capital or financing. Under certain circumstances, including any determination that our activities constitute an unsafe and unsound banking practice, the FDIC has the authority to restrict our ability to transfer assets, to make distributions to our stockholders, including dividends to the holders of our Series I preferred shares, or to redeem our preferred shares. The FDIC has the authority to prohibit us from paying dividends when it determines such payment to be an unsafe and unsound banking practice.

In addition, we would be prohibited by federal statute and the FDIC’s prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, we would be classified as “undercapitalized” under the FDIC’s regulations. Payment of dividends on our Series I preferred shares could also be subject to regulatory limitations if we became “undercapitalized” for purposes of the FDIC prompt corrective action regulations. “Undercapitalized” is currently defined as having a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a core capital, or leverage, ratio of less than 4%. At September 30, 2006, we were in compliance with all of our regulatory capital requirements. As of that date, our total risk-based capital ratio was 11.21%, our Tier 1 risk-based capital ratio was 9.69% and our Tier 1 leverage ratio was 6.68%. We currently intend to maintain our capital ratios in excess of the “well-capitalized” levels under the FDIC’s regulations. There can be no assurance, however, that we will be able to maintain our capital in excess of the “well-capitalized” levels.

Risks Associated With Our Business

We are substantially dependent on real estate.

Our loan portfolio is substantially related to real estate. At September 30, 2006, real estate served as the principal source of collateral for substantially all of our loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of our available-for-sale investment portfolio, as well as on our financial condition and results of operations in general and the market value for our common shares. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition and results of operations.

A downturn in the local economies or real estate markets could negatively impact the banking business.

A downturn in the local economies or real estate markets could negatively impact the banking business. Because we primarily serve and lend to individuals and businesses located in Northern California, Southern California, Las Vegas and New York City, the ability of customers to repay their loans is impacted by the economic conditions in these areas. Furthermore, current uncertain geopolitical trends and negative economic trends, including uncertainty regarding an economic recovery, increased unemployment, and recently announced significant layoffs of employees by companies in our markets, as well as continuing economic uncertainty created by terrorist attacks and the United States’ war on terrorism, may negatively impact businesses in our markets. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, market liquidity or result in changes in interest rates, any of which could have a negative impact on our banking business.

Our loans, with limited exceptions, are secured by real estate, marketable securities or corporate assets. Our ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the value of the collateral, resulting in losses or delinquencies. Our residential mortgage and home equity loans are primarily secured by residential property in California, Nevada and New York. As a result, conditions in the real estate markets specifically, and the California, Nevada, and New York economies generally, may materially impact the ability of our borrowers to repay their loans and affect the value of the collateral securing these loans.

As a financial services and wealth management company, our earnings are significantly affected by business, economic and political conditions.

Our earnings are impacted by business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which we operate. Business and economic conditions that negatively impact household or corporate incomes could decrease the demand for our products and increase the number of customers who fail to pay their loans.

Political conditions may also impact earnings. Acts or threats of terrorism, and/or actions taken by the U.S. or other governments in response to acts or threats of terrorism, could impact business and economic conditions in the U.S. and abroad. The terrorist attacks in 2001, for example, caused an immediate decrease in demand for air travel, which adversely affected not only the airline industry but also other travel-related and leisure industries, such as lodging, gaming and tourism. Acts of war against other nations may have a significant impact on business and economic conditions.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and the governments of the states in which the Bank operates.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which impact net interest margin, and can materially affect the value of financial instruments such as debt securities and MSRs. Its policies also may affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond our control and hard to predict or anticipate.

We may take filing positions or adopt tax strategies that may be subject to challenge.

The amount of income taxes that we are required to pay on our earnings is based on federal and state legislation and regulations. We provide for current and deferred taxes in our financial statements, based on our results of operations, business activity, legal structure and interpretation of tax statutes. We may take filing positions or adopt tax strategies that may be subject to challenge. Our net income and earnings per share may be reduced if a federal, state, or local authority assessed charges for taxes that have not been provided for in the Bank’s consolidated financial statements.

As we have previously reported, the California taxing authority issued in December 2003 an announcement challenging the tax treatment of certain dividend deductions involving REITs. As a result of this announcement, we have not recognized any California income tax benefits since 2003 of a type that had been recognized in 2002 and part of 2001 related to First Republic Preferred Capital Corporation II, one of our REIT subsidiaries. The State of California has commenced an audit of our tax returns for the years 2000 to 2002. We intend to defend aggressively our claims for the California tax benefits taken in 2002 and part of 2001 and as yet unrecorded tax benefits available for subsequent years. If our tax position were not sustained, the effect would be a charge to earnings of approximately $3.7 million, after tax contingency reserves and net of federal tax benefits; such amount will increase over time as a result of continuing interest and penalties. During the fourth quarter of 2006, the Internal Revenue Service will commence an examination of our federal consolidated tax return for the 2004 tax year.

There can be no assurance that we will achieve our effective tax rate or that taxing authorities will not change tax legislation, challenge filing positions, or assess taxes and interest charges.

We may not be able to attract and retain banking customers at current levels.

Competition in local banking industries, coupled with our relatively small size, may limit our ability to attract and retain banking customers. We face competition from other banking institutions (including larger California and New York City commercial banking organizations), savings banks, credit unions and other financial institutions. We also compete with non-bank financial service companies serving Northern California, Southern California, New York City, their respective adjoining areas and out of state financial intermediaries that have opened loan production office or that solicit deposits in our market areas. There also has been a consolidation of financial institutions in recent years, which results in new and larger competitors in our market areas.

In particular, our competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and the range and quality of services provided.

Because we maintain a smaller staff and have fewer financial and other resources than larger institutions with which we compete, we may be limited in our ability to attract customers. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we can accommodate.

If we are unable to attract and retain banking customers, we may be unable to continue our loan and deposit growth, and our results of operation and financial condition may otherwise be negatively impacted.

We may not be able to attract and retain investment management clients at current levels.

Due to the substantial local competition, we, First Republic Bank and our investment management subsidiaries, Trainer Wortham, Starbuck Tisdale, Froley Revy and First Republic Wealth Advisors, may not be able to attract and retain investment management clients at current levels. In the investment management industry, we compete primarily with commercial banks and their trust companies, mutual fund companies, other investment advisory firms, stock brokerage firms, law firms and other financial services companies.

Competition is especially keen in our geographic market areas because there are numerous well-established and successful investment management firms in California and New York.

Our ability to successfully attract and retain investment management clients is dependent upon the ability to compete with our competitors’ investment products, level of investment performance, fees, client services and marketing and distribution capabilities.

In addition, our ability to retain investment management clients may be impaired by the fact that the investment management contracts are typically non-binding in nature. Most of our clients may withdraw funds from accounts under management at their discretion or close accounts at any time.

We periodically assesses whether the goodwill and intangible assets of our investment advisory subsidiaries is impaired. If assets under management or revenues earned by our three investment advisory subsidiaries were to decline significantly, the effect on our consolidated financial statements could be material.

We may not be able to replace key members of senior management or attract and retain qualified relationship managers in the future.

We depend on the services of existing senior management to carry out our business and investment strategies. As we expand, we will need to continue to attract and retain additional senior management and to recruit qualified individuals to succeed existing key personnel as they retire. In addition, because we specialize in providing relationship-based banking and wealth management services and plan to continue to expand our locations, products and services, we will need to continue to attract and retain qualified private banking personnel and investment advisors. Competition for such personnel is especially keen in our geographic market areas. The loss of the services of any senior management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operation, financial conditions and prospects.

Defaults may negatively impact our business.

Increased delinquencies or loan defaults by our customers may negatively impact business. A borrower’s default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, we may have to charge-off all or a part of a loan. In such situations, we may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

A decrease in home prices may negatively impact us.

As of September 30, 2006, approximately 57% of our loan portfolio and all of the loans held for sale were secured by single family residences. Rapidly rising home prices in the United States over the past several years have led some observers to caution that home prices may now be over-inflated and that there is a risk of a localized or systemic price correction. In the event of such a correction, the valuation of the real estate securing our residential loans would be adversely affected. Further, a significant decrease in the valuation of homes could affect the willingness of borrowers to make payment of principal and interest on the underlying loans resulting in increased delinquencies or foreclosures and in the requirement to provide additional loss reserves. As a result of the concentration of residential loans in our loan portfolio, such a decrease in home prices could have a significant adverse effect on our results of operations and financial condition.

Risks associated with completed and potential acquisitions may adversely affect us.

In 2002, we acquired registered investment advisory firms Froley Revy and Starbuck Tisdale. In September 2004, we acquired additional investment personnel and contracts and incorporated these business activities into Trainer Wortham. In January 2006, we acquired First Signature and commenced business in banking offices in Boston, Massachusetts and Greenwich, Connecticut. In October 2006, we completed the acquisition of BWC. We may continue to make opportunistic acquisitions from time to time that further our business strategy. These acquisitions could involve numerous risks including difficulties in the assimilation of operations, services, products and personnel, the diversion of senior management’s attention from other business concerns and the potential loss of key employees. There can be no assurance that we will be successful in completing future acquisitions, or if such transactions are completed that we will be successful in integrating acquired businesses into our operations.

Our investment management business may be negatively impacted by changes in economic and market conditions, and clients may seek legal remedies for investment performance.

Our investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. A decline in assets under management and fee revenues might result in a noncash charge to reduce the amount of goodwill or intangible assets recorded by us related to our investment advisory subsidiaries.

The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the Bank’s control. We cannot assure you that broad market performance will be favorable in the future. In particular, the financial and securities markets experienced a significant downturn from March 2000 to early 2003. This decline adversely impacted our investment advisory fee revenues. In addition, following the terrorist attacks in September 2001, the world financial and securities markets experienced a significant and precipitous decline in value and may continue to experience significant volatility as a result of, among other things, world economic and political conditions. Continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in the performance of the investment management business and may adversely affect the level of assets under management.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors, including actual or anticipated variations in quarterly operating results; recommendations by securities analysts and news reports relating to trends, concerns and other issues in the financial services industry. Other factors include new technology used or services offered by our competitors; operating and stock price performance of other companies that investors deem comparable to us; and changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as future terrorist attacks and activities, economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause our stock price to decrease regardless of our operating results.

Future legislation could change our competitive position.

Various legislation, including proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in the Congress. This legislation may change banking statutes and the operating environment of the Company and its subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operation or any of our subsidiaries.

The geographic concentration of our loan portfolio could adversely affect our operations and financial condition.

At September 30, 2006, approximately 70% of our total loan portfolio was secured by California real estate or originated in California. In California, 50% of our loans were secured by properties located in the San Francisco Bay area, 8% in Los Angeles County and 12% in other parts of California. As a result of this geographic concentration, our results depend largely upon economic and business conditions in the San Francisco Bay area, Los Angeles and other parts of California. Any adverse economic or business developments in these areas or natural disasters could cause uninsured damage and other loss of value to real estate that secures the Bank’s loans or could negatively affect the ability of borrowers to make payments of principal and interest on the underlying loans. In the event of such adverse development or natural disaster, our results of operation or financial condition could be adversely affected.

We are subject to special risks relating to commercial mortgage loans.

At September 30, 2006, commercial mortgage loans (including loans secured by multifamily properties) represented 28% of our total loan portfolio. The valuation of commercial mortgage loans is more complicated than the valuation of single family mortgage loans. The commercial real estate properties that secure these loans usually are more difficult to value than single family homes. Commercial mortgage loans also tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payments due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than noncommercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of bankruptcy laws, which could result in termination of lease contracts. We may experience higher rates of default on commercial mortgage loans than on residential mortgage loans. In the event of defaults, our ability to pay dividends may be impaired.

Our results would be adversely affected if we are unable to attract or maintain deposits.

We may not be able to attract or maintain deposits in the future. We have historically employed a funding strategy consisting primarily of offering consumer and business checking, passbook and money market accounts and certificates of deposit to a broad customer base. We have been able to maintain sufficient liquidity, in part, by offering interest rates on certificates of deposit and money market accounts in excess of rates offered by other banks on comparable deposits. If other financial institutions raise their interest rates or there is a general increase in interest rates, we may not be able to effectively gather deposits using this strategy.

Our ability to attract and maintain deposits, as well as our cost of funds, has been and will continue to be significantly affected by interest rates and general economic conditions. In addition, we anticipate that competition for deposits will continue to be intense. In the event we increase interest rates paid to retain deposits and to compete to obtain deposits our net interest margin would likely be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain deposits at levels required to fund our growth and current operations, our business, financial condition and results of operations may be materially and adversely affected.

We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. The incurrence of any significant environmental liabilities with respect to a property securing a mortgage loan could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in interest rates may negatively impact the banking business.

Fluctuations in interest rates may negatively impact the banking business. One of our primary sources of income from operations is net interest income, which is equal to the difference between the interest income received on interest-earning assets (usually, loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually, deposits and borrowings). These rates are highly sensitive to many factors beyond our control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates. Over the past approximately 18 months, the yield curve has been flat or inverted, which occurs when the short-term market rates rise faster than long-term rates. A flat or inverted yield curve may adversely affect Bank earnings.

Generally, our liquid deposits reprice more slowly with changes in market rates even as some of our assets are either fixed-rate, or are in their fixed-rate period such as for hybrid adjustable rate assets, rates that have lagging resets. However, if the short-term market rates rise faster than the longer term market rates, the yield on liquid deposits, which moves with changes in the short-term market rates, may rise faster than the loan yields and cause a decline in our net interest income.

Notwithstanding our underwriting standards that qualify borrowers at rates higher than presently exist, an increase in interest rates could also have a negative impact on our results of operation by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the allowances for loan losses. In addition, fluctuations in interest rates may result in disintermediation, which is the flow of funds away from depository institutions into direct investments that pay a higher rate of return, and may affect the value of our investment securities and other interest-earning assets.

An increase in nonperforming assets could adversely affect our business.

Performing loans may become nonperforming loans for a variety of reasons, such as a decline in real estate values or a general economic downturn in the areas in which our loans are located. Because nonperforming assets generally are non-earning assets, high levels of performing assets that become nonperforming assets will adversely affect our results of operations. Moreover, if nonperforming assets increase, we will need to devote increased resources to, and incur increased costs for, the management and resolution of those assets.

Delays in liquidating defaulted loans could occur that could cause our business to suffer.

Substantial delays could be encountered in connection with the liquidation of the collateral securing defaulted loans, with corresponding delays in our receipt of related proceeds. An action to foreclose on a mortgaged property or repossess and sell other collateral securing a loan is regulated by state statutes and rules.

Any such action is subject to many of the delays and expenses of lawsuits, which may impede our ability to foreclose on or sell the collateral or to obtain proceeds sufficient to repay all amounts due on the related loan.

The allowance for loan losses may be inadequate.

Bank management periodically makes a determination of its allowance for loan losses based on available information, including the quality of the loan portfolio, economic conditions, the value of the underlying collateral and the level of nonaccruing loans. Increases in this allowance result in an expense for the period. If, as a result of general economic conditions or a decrease in asset quality, management determines that additional increases in the allowance for loan losses are necessary, we may incur additional expenses.

In addition, bank regulatory agencies periodically review our allowance for the loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items. These adjustments could negatively impact our results of operations or financial position.

Our loans are primarily secured by real estate, including a concentration of properties located in California. If an earthquake or other natural disaster were to occur in one of our major market areas, loan losses could occur that are not incorporated in the existing allowance for loan losses.

We do not have insurance to cover our exposure to borrower defaults and bankruptcies and special hazard losses that are not covered by our standard hazard insurance policies.

We do not generally obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

We may not be able to complete acquisitions and successfully integrate acquired businesses.

On an ongoing basis we actively evaluate potential acquisition opportunities. Generally, we will not announce any potential acquisition until we have signed a definitive agreement. We may seek to acquire other businesses that we believe complement our current activities and present opportunities to enhance our profitability. We face significant competition for acquisition opportunities, however, from numerous other financial services institutions, many of which have greater financial resources than we do. Increasing consolidation in the financial services industry may result in an increase in the purchase price we would need to pay to acquire targeted businesses. Accordingly, attractive acquisition opportunities may not be available. In addition, we may not be able to obtain financing for or otherwise consummate future acquisitions. Acquisitions involve numerous risks, including:

•	the risk that the acquired business will not perform to our expectations;

•	difficulties in integrating the operations and products of the acquired businesses with ours;

•	the diversion of management’s attention from other aspects of our business;

•	entering geographic and product markets in which we have limited or no direct prior experience;

•	the potential loss of key employees of the acquired business; and

•	the potential for liabilities and claims arising out of those businesses.

We face intense competition.

We face increasing competition within the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. Numerous banks and non-bank financial institutions compete with us for deposit accounts and the origination of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities that may be comparable or superior to those we currently offer. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds.

We have and will continue to incur substantial expenses as we enter new, and expand existing, lines of business and we may not successfully implement new business initiatives.

From time to time we may enter into new lines of business and expand our existing lines of business, as part of our overall strategy. We cannot assure you that we will enter any new lines of business, or that, if undertaken, such initiatives will be successful. Our entry into new business lines would likely involve the risks ordinarily attendant with the implementation of new business initiatives including, among others, the absence of management expertise, the incurrence of start-up costs and competition from companies that may have greater experience, expertise and resources in these areas.

If FRPCC fails to qualify as a real estate investment trust, we will be subject to a higher consolidated effective tax rate.

Our subsidiary, FRPCC, is operated so as to qualify as a REIT under the Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations. If FRPCC fails to meet any of the stock distribution, stock ownership or other REIT requirements, it will no longer qualify as a REIT, and the resulting tax consequences would increase our effective tax rate, which would materially decrease our net income.

Risks Associated With Our Operations

Our operations could be interrupted if our third party service providers experience difficulty or terminate their services.

We depend, and will continue to depend, significantly on a number of relationships with third party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If our third party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Our internal control systems could fail to detect certain events.

We are subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

The network and computer systems on which we depend on could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, our operations will depend on our ability, as well as that of our third-party service providers, to protect our computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. This type of an event could deter our potential customers or cause customers to leave us and thereby materially adversely affect our business, financial condition and results of operations.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the section on “Offering Circular Summary.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our business strategy;

•	our estimates regarding our capital requirements and our need for additional financing; and

•	our plans, objectives, expectations and intentions contained in this Offering Circular that are not historical facts.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this Offering Circular. You should not place undue reliance on our forward-looking statements. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this Offering Circular could harm our business, prospects, operating results and financial condition.

USE OF PROCEEDS

Our Series I preferred shares are to be issued, if ever, in connection with an automatic exchange directed by the FDIC or the Nevada Commissioner, of FRPCC’s Series E preferred shares. We will not receive any proceeds, directly or indirectly, from any exchange of the Series I preferred shares for FRPCC’s Series E preferred shares.

MANAGEMENT

General

The following table identifies our directors and senior executive and corporate officers:

Name	Age	Position Held with the Bank or Our Subsidiaries
Roger O. Walther(1)(2)(3)(4)	70	Chairman of the Board
James H. Herbert, II(1)	62	President, Chief Executive Officer and Director
Katherine August-deWilde(1)	58	Executive Vice President, Chief Operating Officer and Director
James J. Baumberger	64	Senior Consultant and Director
Edward J. Dobranski	55	Executive Vice President, Secretary and General Counsel
David B. Lichtman	43	Executive Vice President, Chief Credit Officer
Charles V. Moore	67	Director and Chairman Emeritus, Trainer Wortham & Company, Inc.
Willis H. Newton, Jr.	57	Executive Vice President, Chief Financial Officer
Bruce F. Anderson	70	Chairman, Trust Company
Michael J. Harrington	58	President, Trust Company
David C. Tateosian	42	President, First Republic Securities
Robert L. Thornton	48	President, Trainer Wortham & Company and First Republic Wealth Advisors
Ignacio Alferos, Jr.	51	Senior Vice President, Controller
Jason C. Bender	37	Senior Vice President, Finance
Daniel A. Ben-Ora	47	Senior Vice President, Chief People Officer
Elizabeth Fitzpatrick	58	Senior Vice President, Deposits
Raul I. Galano	46	Senior Vice President, Trust Company
Paul W. Gardner	60	Senior Vice President, Credit Administration
Gregory T. Linvill	56	Senior Vice President, Business Banking
Nancy L. Segreto	54	Senior Vice President, Loan Operations
Dale A. Smith	53	Senior Vice President, Chief Information Officer
Thomas J. Barrack, Jr.(3)	59	Director
James P. Conn(2)(3)	68	Director
Frank J. Fahrenkopf, Jr.(3)(4)	67	Director
L. Martin Gibbs	68	Director
Pamela J. Joyner	48	Director
Jody S. Lindell(2)	55	Director
George G.C. Parker	67	Director

(1)	Member of the Executive Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Our directors serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served as Chairman of the Board and President, respectively, since our inception.

The backgrounds of the directors and executive officers are as follows:

The following is a summary of the experience of our executive officers and directors:

Roger O. Walther has been Chairman of the Board of Directors since the founding of the Bank in 1985. He is a director of the Bank serving until 2009. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of The Charles Schwab Corporation, a director of the San

Francisco Symphony and a director of the UCSF Foundation. He was formerly Founding Chairman of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S., 1958, and the Wharton School, University of Pennsylvania, M.B.A., 1961.

James H. Herbert, II has been President, Chief Executive Officer and a director of the Bank since its founding in 1985. He is a director, serving until 2009. From 1980 to July 1985, Mr. Herbert was Founding President, Chief Executive Officer and a director of San Francisco Bancorp. Mr. Herbert is the Co-Chair of the San Francisco Ballet Association, trustee of the San Francisco Foundation, a director of the Joyce Theater Association, a director of the National Foundation for Teaching Entrepreneurship (Northern California), a member of Babson’s Board of Overseers and a director of The BASIC Fund. He is a graduate of Babson College, B.S., 1966, New York University, M.B.A., 1969 and President’s Leadership Program, 2003, Harvard Business School.

Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2007. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer at PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975. She is a member of the Stanford University Graduate School of Business Advisory Council.

James J. Baumberger is Senior Consultant and a director of the Bank serving until 2008. He joined the Bank in May 1990 and served as Executive Vice President of First Republic from 1997 to 2002. Mr. Baumberger has previously served as President and Director of both First Republic Savings Bank and First Republic Mortgage, Inc.

Edward J. Dobranski is Executive Vice President, General Counsel and Secretary of the Bank. He joined the Bank in 1992. Prior to that, Mr. Dobranski practiced banking, real estate and corporate law through positions held with the federal government, in private practice and as corporate counsel. Mr. Dobranski is a graduate of Coe College, B.A., 1972 and Creighton University, J.D., 1975.

David B. Lichtman is Executive Vice President and Chief Credit Officer and has held this position since 1995. He has been employed by the bank since 1986, holding positions in all phases of lending operations. He is a graduate of Vassar College, B.A., 1985 and University of California at Berkeley, M.B.A., 1990.

Charles V. Moore is a director of the Bank serving until 2008. Mr. Moore is Chairman Emeritus of Trainer, Wortham & Company, Incorporated, an investment advisory firm in New York City and wholly owned subsidiary of the Bank since 1999; from 1977 to 2003, he was President of Trainer Wortham, and from 2003 to 2006 he was Chairman of Trainer Wortham. He is a graduate of University of Virginia, B.A., 1961, Vanderbilt University Law School, L.L.B., 1964, Wharton Business School, M.B.A., 1966.

Willis H. Newton, Jr. is Executive Vice President and Chief Financial Officer of the Bank and has held this position since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971 and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

Bruce F. Anderson is Chairman of First Republic Trust Company. He has over 30 years prior experience leading the Trust Division of Pacific Bank and managing trust activities in Northern California and New York State for regional commercial banks. Mr. Anderson is a graduate of Brown University, B.A., and Creighton University Law School, L.L.B.

David L. Tateosian is the President of First Republic Securities Company. He joined the Bank in 2003 and has 20 years of investment experience, including Senior Vice President at Preferred Trade and Vice President and Branch Manager for Fidelity Investments in San Francisco. He earned his B.S. in Business Administration from the University of Vermont and holds his Series 3, 4, 6, 7, 9, 10, 24, 55, and 63 licenses.

Robert L. Thornton is the President of First Republic Wealth Advisors. He joined the Bank in 2004 and has 22 years of banking/financial industry experience, including Head of Technology Mergers & Acquisitions for Deutsche Bank Securities (San Francisco) with similar positions at Lehman Brothers, Credit Suisse First Boston and Goldman Sachs. He earned his B.A. from Duke University and his J.D. from Columbia University School of Law.

Ignacio Alferos, Jr. is Senior Vice President and Controller of the Bank. Mr. Alferos joined the Bank in 1987 and became Vice President and Controller in 1996. Previously, he was an Assistant Vice President at Morgan Stanley Dean Witter where he held financial reporting and accounting management positions over an 8-year period. Mr. Alferos attended John F. Kennedy University and is a graduate of City College of San Francisco, 1976.

Jason C. Bender is Senior Vice President, Finance. Mr. Bender joined the Bank in 1999 and became Vice President, Finance in 2001. Previously, he worked for Silicon Valley Bank. Mr. Bender has 13 years of banking and related experience. He is a graduate of Swarthmore College, B.A., 1992, and Stanford University, M.B.A., 1999.

Daniel A. Ben-Ora is Senior Vice President and Chief People Officer. He joined the Bank in 2002 and has 25 years of Human Resources (HR) experience, including 13 years in corporate HR positions and 12 years in HR consulting. He earned his B.A. in Industrial Psychology & Business Administration from the University of California at Berkeley.

Elizabeth Fitzpatrick is Senior Vice President, Retail Operations and Deposits. Ms. Fitzpatrick became the head of the Bank’s deposit operations in 1998 and added responsibilities for private banking offices in 2003. She has been responsible for developing and supporting new customer services. Her banking career spans more than 25 years and includes a broad range of consulting assignments and line management responsibilities for all aspects of retail branch and deposit support functions. Ms. Fitzpatrick attended the University of London and is a graduate of the Pacific Coast Banking School.

Raul I. Galano is Senior Vice President of the Trust Company. He joined the Bank in 1999 and has over 25 years of banking trust and operations experience, including senior trust operations positions at Greater Bay Trust, University Bank & Trust, and The Pacific Bank. He received a B.S. in Industrial Management Engineering from De La Salle University in the Philippines, an M.B.A. from Golden Gate University, and an M.S. from San Jose State University.

Paul W. Gardner is Senior Vice President, Credit Administration. He joined the Bank in 2001 and has 37 years of experience in banking, with 32 years at Bank of America, including serving as Credit Administrator, Domestic and International Private Banking. He earned his B.S. in Marketing and Finance from the University of Colorado, and completed post-graduate studies in finance, accounting and systems management at Golden Gate University, and Graduate School of Banking, University of Michigan.

Michael J. Harrington is President of First Republic Trust Company, which he joined in 2002 as Senior Vice President and Deputy Manager. Previously, he held the position of Senior Vice President and Regional Fiduciary Executive for Bank of America. His career includes experiences in investment counseling and investment management. Mr. Harrington is a graduate of University of California at Los Angeles, B.A., 1972 and J.D., 1975.

Gregory T. Linvill is Senior Vice President, Business Banking. He joined the Bank in 2005 and has over 30 years of credit and line management experience in banking and finance, including senior positions at City National Bank, Bay View Capital Corporation, Silicon Valley Bank and Wells Fargo Bank. Mr. Linvill earned his B.A. from Willamette University, B.A.

Nancy L. Segreto is Senior Vice President, Loan Operations. She joined the Bank in 2002 and has over 30 years experience in banking operations and consulting, including at Bank of Hawaii, Bank of America and International Private Bank. She earned her B.A. in Business Administration from San Francisco State University.

Dale A. Smith joined the Bank as Senior Vice President and Chief Information Officer in 2000, after holding a similar position at Imperial Bank for several years. Previously, Mr. Smith was a senior manager in the computer risk management practice of a major consulting firm and the head of technology and general audit services for a regional bank. He is a CPA and a graduate of Bowling Green State University, B.A., 1975.

Thomas J. Barrack, Jr. is a director of the Bank serving until 2007. Mr. Barrack is Chairman and Chief Executive Officer of Colony Capital, LLC, an international real estate investment and management firm. He is a director of Continental Airlines, Inc., and Accor Hotel Group. He is a graduate of the University of Southern California, B.A., 1969 and J.D., 1972.

James P. Conn is a director of the Bank serving until 2007. Mr. Conn was formerly Chief Investment Officer of Financial Security Assurance, Inc. and Transamerica, Inc. He is a director of Gabelli Dividend and Income Trust, Gabelli Equity Trust, Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Global Gold, Natural Resources and Income Trust, and Gabelli Global Utility and Income Trust. He is a graduate of Santa Clara University, B.S., 1959.

Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2008. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From 1983 to 1989, he was Chairman of the Republican National Committee. He is a director of Gabelli Equity Trust, Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Dividend and Income Trust, and Gabelli Global Gold, Natural Resources and Income Trust. Mr. Fahrenkopf is a graduate of the University of Nevada- Reno, B.A., 1962, and the University of California at Berkeley, L.L.B., 1965.

L. Martin Gibbs is a director of the Bank serving until 2008. Mr. Gibbs is a partner in the law firm of White & Case LLP, counsel to the Bank. Previously, he was a partner in the law firm of Clifford Chance, LLP. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

Pamela J. Joyner is a director of the Bank serving until 2008. Ms. Joyner is a Founding Partner of Avid Partners L.L.C., which provides strategic marketing consulting services to alternative investment managers. Previously, Ms. Joyner led units at Bowman Capital Management, L.L.C., and was a senior executive at Capital Guardian Trust Company. She is a director of The Sharper Image, a trustee of Dartmouth College and Co-Chair of the San Francisco Ballet Association. She is a graduate of Dartmouth College, B.A., 1979; Harvard University, M.B.A, 1984; Dartmouth College, M.A. Honorary Degree, 2001.

Jody S. Lindell is a director of the Bank serving until 2007. Ms. Lindell is President and CEO of S.G. Management Inc., an asset management company. Until May 2000, Ms. Lindell was a partner in the San Francisco office of KPMG LLP. She is a past Board member of the Girl Scout Council of the San Francisco Bay and the Schools of the Sacred Heart. She is a graduate of Stanford University, B.A., 1973 and M.B.A., 1975.

George G.C. Parker is a director of the Bank serving until 2009. Since 1973, Mr. Parker has been affiliated with the Stanford University Graduate School of Business, where he is the Dean Witter Distinguished Professor of Finance and Management; previously, he was Senior Associate Dean for Academic Affairs and Director of the MBA Program. He is a director of Continental Airlines, Inc., iShares Mutual Funds, Tejon Ranch Company and Threshold Pharmaceuticals. He is a graduate of Haverford College, B.A., 1960, Stanford University, M.B.A., 1962 and Ph.D., 1967.

Compensation of the Bank’s Directors

For 2006, each of our non-employee directors receives a fee of $3,000 for each regular quarterly meeting of our Board of Directors attended. Since 2003, the Chairman of the Board has received an annual retainer of $25,000 and the Chairman of the Audit Committee has received an annual retainer of $15,000, each in lieu of the supplemental payments previously received as Chairman for attending and leading meetings. The retainer for these two positions recognizes the increased responsibilities and time commitments throughout the year resulting from enhanced corporate governance standards for U.S. public companies such as First Republic. Also, beginning in May 2003, the fee for a telephone meeting was set at $750 if less than one hour and $1,500 for a longer meeting. Outside directors who participate in committee meetings or meetings of the board of any of our subsidiaries generally receive $1,000 per meeting attended. Members of our audit committee receive $2,000 per meeting attended. We also reimburse our directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Director compensation is reviewed annually. We believe that this structure relates director compensation to participation in specific meetings for our benefit.

DESCRIPTION OF THE SERIES I PREFERRED SHARES

Series I Preferred Shares

The following summary sets forth all material terms and provisions of the Series I preferred shares and is qualified in its entirety by reference to the terms and provisions of our certificate of designation establishing the Series I preferred shares.

The Series I preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series I preferred shares will be fully paid and nonassessable. The holders of the Series I preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series I preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series I preferred shares will not be convertible into any of our other securities. The Series I preferred shares will rank senior to our common shares and equal to our currently outstanding Series A preferred shares, our currently outstanding Series B preferred shares, our Series C preferred shares, our Series D preferred shares, our Series E preferred shares, our Series F preferred shares, our Series G preferred shares, our Series H preferred shares, and, to the extent outstanding in the future, any other preferred shares that rank equal to the Series I preferred shares, as to dividends rights and rights upon liquidation. Upon our liquidation, any obligations to our creditors at that time, including our depositors, would rank senior to the Series I preferred shares.

Dividends

Holders of the Series I preferred shares shall be entitled to receive, if, when and as authorized and declared by our Board of Directors out of our assets legally available therefor, cash dividends quarterly in arrears at the rate of         % per annum of the liquidation preference, equivalent to $2,500 per share. If authorized and declared, dividends on the Series I preferred shares for each quarterly period shall be payable on each of March 30, June 30, September 30 and December 30, at such annual rate, commencing on the first scheduled dividend payment date following the date of the automatic exchange, to holders of record at the close of business on such record date, not more than 45 days nor less than 10 days preceding the applicable dividend payment date. Quarterly dividend periods will commence on the first day of each January, April, July and October and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding quarterly period.

The right of holders of the Series I preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors fails to authorize or declare a dividend on the Series I preferred shares for a quarterly dividend period, then holders of Series I preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series I preferred shares, any other series of preferred shares or our common shares. If less than full dividends are declared on the Series I preferred shares by our Board of Directors for a quarterly dividend period, then holders of the Series I preferred shares will have no right to receive the amount of such undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series I preferred shares, any other series of preferred shares or our common shares.

Authority to Issue Additional Shares

We may increase the number of our authorized shares upon the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the designations, preferences, voting powers, qualifications and participating, optional or other special rights of these additional shares. Approval of the holders of at least 67% of the outstanding Series I preferred shares is required, however, to create a class or series of shares that would rank senior to the Series I preferred shares with regard to payment of dividends or distribution of assets. A majority vote of our independent directors (or both of our independent directors if there are only two) must approve the issuance of additional preferred shares that would rank senior or equal to the Series I preferred shares.

Voting Rights

Except as expressly required by applicable law, the holders of the Series I preferred shares will not be entitled to vote at any meeting of shareholders. The consent of the holders of at least 67% of the outstanding shares of the Series I preferred shares will be required (i) to create any class or series of stock that shall, as to dividends or distribution of assets, rank senior to any outstanding series of preferred stock other than a series that shall not have any right to object to such creation or (ii) alter or change the provisions of our amended and restated articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of the Series I preferred shares.

Redemption

The Series I preferred shares will not be redeemable prior to                      , 20    . On or after that date, the Series I preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice sent by mail, at a cash redemption price of $2,500 per share, plus the quarterly accrued and unpaid dividends (whether or not declared) from the beginning of the quarter in which the redemption occurs to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the FDIC, unless such approvals are not required at the time of redemption.

Nonpayment of dividends will not result in any restriction on our right to redeem the Series I preferred shares. In the event that we choose to redeem fewer than all the outstanding Series I preferred shares, the number of Series I preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined to be equitable by the Board of Directors in its sole discretion.

Unless full dividends on the Series I preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then-current dividend period, no Series I preferred shares may be redeemed unless we redeem all outstanding Series I preferred shares, and we may not purchase or otherwise acquire any Series I preferred shares. We may, however, purchase or acquire Series I preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series I preferred shares.

Rights Upon Liquidation

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the then outstanding Series I preferred shares will be entitled to receive out of our assets available for distribution to shareholders, on an equal basis with holders of the then outstanding Series A preferred shares, the then outstanding Series B preferred shares, the then outstanding Series C preferred shares, the then outstanding Series D preferred shares, the then outstanding Series E preferred shares, the then outstanding Series F preferred shares, the then outstanding Series G preferred shares and the then outstanding Series H preferred shares, before any distribution of assets is made to holders of then outstanding common shares, or any other class of outstanding shares ranking junior to the Series I preferred shares, distributions in the amount of $2,500 per share, plus the quarterly accrued and unpaid dividend on the Series I preferred shares (whether or not declared), if any, from the beginning of the quarter in which the liquidation occurs to the date of liquidation. The rights of holders of the Series I preferred shares will rank junior, however, to our obligations to creditors.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series I preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidation distributions on all outstanding Series I preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Series I preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series I preferred shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute liquidation, dissolution or winding up.

DESCRIPTION OF THE BANK’S PREFERRED SHARES

The following summary sets forth the material terms and provisions of the Bank’s preferred shares, and is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated by-laws, copies of which may be obtained from us.

General

Under the provisions of Nevada banking law, our issuance of preferred stock, including the issuance of shares of the Series I preferred stock, requires the prior approval of the Commissioner of Banks. The Nevada Commissioner has approved of the issuance of the Series I preferred shares in exchange for FRPCC’s Series E preferred shares upon the occurrence of an automatic exchange.

Series of Preferred Shares

Our amended and restated articles of incorporation authorize our Board of Directors, subject to the approval of the Nevada Commissioner, to issue one or more series of preferred shares and to fix the voting powers, designations, preferences, relative participating, optional or other special rights of each series of preferred shares and their qualifications, limitations and restrictions thereof. Consistent with this authority, our Board of Directors has designated (i) 65,000 shares of preferred stock as noncumulative Series A preferred shares, par value $0.01 per share, all of which are outstanding as of the date of this Offering Circular, (ii) 50,000 shares of preferred shares as noncumulative Series B preferred shares, par value $0.01 per share, all of which are outstanding as of the date of this Offering Circular, (iii) 10,000 shares of preferred shares as noncumulative Series C convertible preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular,

(iv) 60,000 shares of noncumulative Series D preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular, (v) 10,000 shares of noncumulative Series E preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular, (vi) 250 shares of noncumulative Series F preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular, (vii) 55,000 shares of noncumulative Series G preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular and (viii) 46,000 shares of noncumulative Series H preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this Offering Circular.

Noncumulative Perpetual Series A Preferred Shares

The Series A preferred shares form a series of our preferred shares. In February 2004, the Bank issued $65.0 million of 6.70% noncumulative, Series A preferred shares, which has a liquidation preference of $1,000 per share. The Bank’s Series A preferred shares are represented by 2,600,000 depositary shares traded on the NYSE under the symbol “FRC-PrA.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. Except for the dividend rate on the Series A preferred shares, which is 6.70%, the fact that the Series A preferred shares are not redeemable prior to February 3, 2009 and the fact that when entitled to vote as a separate series, each Series A preferred shareholder will be entitled to 40 votes per perpetual share, the terms of the Series A preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Perpetual Series B Preferred Shares

The Series B preferred shares form a series of our preferred shares. In March 2005, the Bank issued $50.0 million of 6.25% noncumulative, perpetual Series B preferred shares, which has a liquidation preference of $1,000 per share. The Bank’s Series B preferred shares are represented by 2,000,000 depositary shares traded on the NYSE under the symbol “FRC-PrB.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. Except for the dividend rate on the Series B preferred shares, which is 6.25%, and the fact that the Series B preferred shares are not redeemable prior to March 18, 2010, and the fact that when entitled to vote as a separate series, each Series B preferred shareholder will be entitled to 40 votes per perpetual share, the terms of the Series B preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Series C Convertible Preferred Shares

The Series C preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series C preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series C preferred shares, which is 5.7%, the dividend payment dates, which are semiannual, the facts that the Series C preferred shares are not redeemable until June 15, 2007 and are convertible into common shares at the option of the holders, the terms of the Series C preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Perpetual Series D Preferred Shares

The Series D preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series D preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series D preferred shares, which is 7.25% and the fact that the Series D preferred shares are not redeemable prior to June 27, 2008, the terms of the Series D preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Perpetual Series E Preferred Shares

The Series E preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series E preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series E preferred shares, which is 8.75% and the fact that the Series E preferred shares are not redeemable prior to August 27, 2008, the terms of the Series E preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Perpetual Series F Preferred Shares

The Series F preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series F preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series F preferred shares, which is 10% and the fact that there is no pre-determined redemption date, the terms of the Series F preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Series G Preferred Shares

The Series G preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series G preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series G preferred shares, which is 10.50% and the fact that the Series G preferred shares are not redeemable prior to June 1, 2009, after which the redemption premium per share will be determined based on the redemption date as set forth in the certificate of designations, the terms of the Series G preferred shares are substantially the same as the terms of the Series I preferred shares described above.

Noncumulative Perpetual Series H Preferred Shares

The Series H preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series H preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series H preferred shares, which is 8.875% and the fact that the Series H preferred shares are not redeemable prior to December 30, 2006, the terms of the Series H preferred shares are substantially the same as the terms of the Series I preferred shares described above.

LEGAL MATTERS

Certain legal matters will be passed upon for us by White & Case LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriters by Cleary Gottlieb Steen & Hamilton, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada. A member of White & Case LLP is one of our directors and is or may be deemed to be the beneficial owner of 68,274 shares of our common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of First Republic Bank and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included in this registration statement, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein.

ATTACHMENT A

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C. 20429

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

FIRST REPUBLIC BANK

(Exact name of bank as specified in its charter)

Nevada	88-0157485
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Pine Street, 2nd Floor, San Francisco, CA	94111
(Address of principal executive offices)	(Zip Code)

Bank’s telephone number, including area code: (415) 392-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange
6.70% Series A Perpetual Preferred Stock	Pacific Exchange
6.25% Series B Perpetual Preferred Stock
7.75% Subordinated Notes Due 2012

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the Bank is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  [X]    No  [    ]

Indicate by check mark whether the Bank is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  [    ]    No  [X]

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  [X]    No  [    ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Bank’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    [    ]

Indicate by check mark whether the Bank is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [X]        Accelerated filer  [    ]        Non-accelerated filer  [    ]

Indicate by check mark whether the Bank is a shell company (as defined in Rule 12b-2 of the Act).    Yes  [    ]    No  [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the closing price of $35.33 as of June 30, 2005 was approximately $786.5 million.

The number of shares outstanding of the Bank’s common stock, par value $.01 per share, as of March 8, 2006 was 26,527,855.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in parts of the Form 10-K:

Portions of the Bank’s Annual Report to Stockholders for the year ended December 31, 2005 are incorporated in Parts I, II and IV of the Form 10-K.

Portions of the Bank’s definitive proxy statement for its annual meeting of stockholders (which will be filed within 120 days of the Bank’s last fiscal year end) are incorporated in Part III of the Form 10-K.

The index to Exhibits appears on page 44.

FIRST REPUBLIC BANK

PART I

Item 1. Business.

General

First Republic Bank (the “Bank”) is a Federal Deposit Insurance Corporation (“FDIC”) insured, publicly owned commercial bank chartered by the State of Nevada. The Bank operates principally in California, Nevada and New York City.

The Bank and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank originates real estate secured loans and other loans for retention in its loan portfolio. In addition, the Bank originates mortgage loans for sale to institutional investors or for securitization and sale in the secondary market. The Bank also generates fee income by servicing mortgage loans for these institutional investors and other third parties. The Bank’s principal sources of funds are its depository activities and advances from the Federal Home Loan Bank of San Francisco (“FHLB”). The Bank’s supplemental sources of funds are loan principal repayments, sales of loans, and periodic issuances of notes, preferred stock and common stock. The Bank’s loan and deposit gathering activities are conducted in the metropolitan areas of San Francisco, Los Angeles, Orange County, San Diego and Santa Barbara in California, in Las Vegas, Nevada and in New York City, New York. In addition, the Bank has loan production offices in Boston, Massachusetts and Salem, New Hampshire. The metropolitan regions of San Francisco, Los Angeles, Santa Barbara and San Diego are among the wealthiest areas in California as measured by average housing costs and income per family.

The Bank offers investment advisory services through three subsidiaries that are registered investment advisory firms. Trainer, Wortham & Company, Incorporated (“Trainer Wortham”) was founded in 1924 and became the Bank’s wholly owned subsidiary in 1999. Trainer Wortham manages equity and fixed income investments for its clients and is based in New York City and San Francisco. Froley, Revy Investment Company (“Froley Revy”) was founded in 1975 and became the Bank’s wholly owned subsidiary in May 2002. Froley Revy specializes in convertible securities and is based in Los Angeles. The Bank acquired Starbuck, Tisdale & Associates (“Starbuck Tisdale”) in March 2002. Starbuck Tisdale was founded in 1933, manages equities and fixed-income securities for high net worth individuals, trusts, endowments and pension plans and is based in Santa Barbara, California. In addition to the investment management activities of its three subsidiaries, the Bank’s wealth management segment includes First Republic Trust Company, a division of the Bank that offers personal trust services; First Republic Wealth Advisors, which offers advisory services to high net worth clients; the Bank’s mutual fund activities; and the brokerage activities of First Republic Securities Company. In September 2004, the Bank completed the acquisition of certain investment advisory contracts and incorporated these activities into Trainer Wortham.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Bank’s actual results could differ materially from those projected in the forward-looking statements set forth in this report. Factors that may cause such a material difference include those set forth below. Investors in the Bank’s common stock should carefully consider the discussion of risk factors below in addition to the other information contained in this report. References to “we,” “our,” and “us” refer to First Republic Bank and its subsidiaries on a consolidated basis.

In addition to the forward-looking statements in this report and in other reports and proxy statements that the Bank files with the FDIC, senior management might make forward-looking statements orally to analysts, investors, the media and others. Broadly speaking, forward-looking statements include projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items; descriptions of plans or objectives of management for future operations, products or services; forecasts of future economic performance; and descriptions of assumptions underlying or relating to any of the foregoing.

In this report, for example, there are forward-looking statements about future credit losses and nonperforming assets, future levels of loan originations or loan repayments, future amortization expense, the impact of new accounting standards and the impact of interest rate changes. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions. Do not unduly rely on forward-looking statements. They discuss future expectations and are not guarantees. Forward-looking statements speak only as of the date they are made and may not be updated to reflect changes that occur after the date they are made.

There are several factors, many beyond the Bank’s control, which could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulations and supervision of the Bank are described herein and in information incorporated by reference into this report, including the Bank’s 2005 Annual Report to Stockholders. Any factor described could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operation and/or financial condition. There are factors not described in this report that could cause results to differ from the Bank’s expectations.

Lending Activities

The Bank’s loan portfolio consists primarily of loans secured by single family residences, multifamily buildings and commercial real estate properties and loans to construct such properties. Currently, the Bank’s strategy is to emphasize the origination of single family mortgage loans and to originate on a selective basis multifamily mortgages, commercial real estate mortgages, construction loans and other loans. The Bank has originated a substantial portion of single family loans for sale in the secondary market, whereas historically a small percentage of apartment and commercial real estate loans have been sold. From its inception in 1985 through December 31, 2005, the Bank originated approximately $30.7 billion of loans, of which approximately $22.5 billion have been single family mortgage loans. Approximately $10.9 billion of loans have been sold to investors.

The Bank has emphasized the retention of adjustable rate mortgages (“ARMs”) in its loan portfolio. At December 31, 2005, $3.98 billion, or 60% of the Bank’s total loan portfolio, were adjustable rate or mature within one year. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. However, subject to market conditions, the Bank’s ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases.

In addition to ARMs, the Bank has originated intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for sale or for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets, general market interest rates, and the Bank’s interest rate risk position. At December 31, 2005, the Bank held $2.0 billion of intermediate ARM loans, representing 30% of the total loan portfolio. These loans included loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months, and had a weighted average next reset date of approximately 56 months at December 31, 2005.

The Bank focuses on originating loans secured by a limited number of property types. The Bank’s loans are of sufficient average size to justify executive management’s involvement in many transactions. The Bank’s Executive Loan Committee (that includes the President, the Executive Vice President/Chief Operating Officer, Executive Vice President/Chief Credit Officer, Regional Managing Directors in New York and Southern California and various other credit underwriting officers) reviews all loan applications and approves all loan originations. In addition, certain larger loans are approved by the Executive Loan Committee of the Bank’s Board of Directors or the entire Board of Directors prior to funding. Substantially all underlying properties are visited by the originating relationship manager, and, for larger loans, an additional visit is generally made by one of the members of the Executive Loan Committee prior to loan closing. The majority of the real estate loans that the Bank originates are secured by properties located within 30 miles of one of the Bank’s offices.

The Bank uses third-party appraisers to appraise the properties on which it makes loans. The Bank chooses these appraisers from a small group of qualified individuals for specific types of properties and geographic areas. At the discretion of the Executive Loan Committee, two appraisals may be required, depending upon the loan amount and the loan-to-value ratio. The Bank uses the lower of the two appraised values for underwriting purposes. Because the Bank focuses on loans secured by a limited number of property types located in specific geographic areas, management obtains current information about the collateral values in those geographic areas. For single family loans, the Bank’s general policy is not to exceed a loan-to-value ratio of 80% unless the borrower obtains mortgage insurance. The loan-to-value ratio generally declines as the amount of the loan increases. For multifamily and commercial real estate loans, the Bank’s policies are to obtain an appraisal on each loan and, generally, to not exceed a loan-to-value ratio of 75% and 70%, respectively.

The Bank applies its collection policies uniformly to both its portfolio loans and loans serviced for others. It is the Bank’s policy to discuss each loan that has one or more past due payments at a weekly meeting with all lending personnel. The Bank has policies requiring rapid notification of delinquency and prompt initiation of collection actions. The Bank uses primarily relationship managers, credit administration personnel and senior management for collection activities in order to maximize attention and efficiency.

The Bank has procedures requiring annual or more frequent asset reviews of its larger multifamily and commercial real estate loans. As part of these asset review procedures, the Bank analyzes recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition since origination or the last review. Upon completion, the Bank assigns an evaluation or grade to each loan. These asset review procedures provide management with additional information for assessing its asset quality. In addition, for business and personal loans that are not secured by real estate, the Bank performs frequent evaluations and regular monitoring.

At December 31, 2005, single family real estate secured loans, including home equity loans, represented $3.84 billion or 57% of the Bank’s loan portfolio. Approximately 47% of the Bank’s single family loans were in the San Francisco Bay area, approximately 19% were in New York and contiguous states, approximately 10% were in Los Angeles County and approximately 14% were in other areas of California. The Bank’s strategy includes lending to borrowers who are successful professionals, business executives or entrepreneurs and who are buying or refinancing homes in metropolitan communities. Many of the borrowers have high liquidity and substantial net worth and are not first-time homebuyers. Additionally, the Bank offers specific loan programs for first-time homebuyers and borrowers with low-to-moderate incomes. The Bank’s single family loans are secured by single family detached homes, condominiums, cooperative apartments and two-to-four unit properties. At December 31, 2005, the average single family loan amount, excluding equity lines of credit, was $910,000, and the weighted average loan-to-value ratio at origination was approximately 56%.

Due to the large average loan size, the number of single family loans originated by the Bank is relatively small (approximately 2,400 for the year ended December 31, 2005), allowing the relationship managers and executive management to carefully apply the Bank’s underwriting criteria and to provide high quality service for each loan. Repeat clients or their direct referrals are the most important source for the Bank’s loan originations.

The Bank offers a home equity line of credit program consisting of loans secured by first or second deeds of trust on owner-occupied primary residences. Most of these lines are in a secured position behind a first mortgage loan originated by the Bank. At December 31, 2005, the outstanding balance due under home equity lines of credit was $774.6 million, or 12% of the total loan portfolio, and the unused remaining balance was $1.06 billion. At December 31, 2005, the average balance outstanding on home equity lines of credit in the Bank’s loan portfolio was $209,000. Generally, the loans bear interest rates that vary with the prime rate. The lines have a 25 year maturity with interest only payments for the first 10 years and are fully-amortizing for the last 15 years.

The total amount of commercial real estate loans outstanding on December 31, 2005, was $1.05 billion, or 16% of the Bank’s loan portfolio. Since 1998, the Bank has originated commercial real estate loans, primarily to existing clients. The Bank has originated a smaller amount of commercial real estate construction loans. The real estate securing the Bank’s existing commercial real estate loans includes a wide variety of property types, such as office buildings, smaller shopping centers, owner-user office/warehouses, residential hotels, motels, mixed-use residential/commercial and retail properties. At the time of loan closing, the properties are generally completed and occupied. Generally, the properties are located in metropolitan areas with approximately 65% in the San Francisco Bay area, approximately 4% in New York and contiguous states, approximately 7% in Los Angeles County, approximately 10% in other California areas and approximately 10% in Las Vegas, Nevada. For the Bank’s commercial real estate loan portfolio at December 31, 2005, the average commercial real estate loan size was $1,539,000, and the weighted average loan-to-value ratio at origination was approximately 59%.

At December 31, 2005, loans secured by multifamily properties totaled $701.4 million, or 11% of the Bank’s loan portfolio. The loans are predominantly for established buildings in the urban neighborhoods of San Francisco and Los Angeles and for recently constructed properties in Las Vegas. Approximately 77% of the properties securing the Bank’s multifamily loans were in the San Francisco Bay area, approximately 11% were in Clark County (Las Vegas), approximately 6% were in New York and contiguous states, approximately 3% were in Los Angeles County, and approximately 3% were in other California areas. The buildings securing the Bank’s multifamily loans are, generally, seasoned operating properties with proven occupancy, rental rates and expense levels. The neighborhoods tend to be densely populated; the properties are generally close to employment opportunities; and rent levels are appropriate for the target occupants. Typically, the borrowers are property owners who are experienced at managing these properties. For the Bank’s multifamily loan portfolio at December 31, 2005, the average multifamily mortgage loan size was $1,245,000, and the weighted average loan-to-value ratio at origination was approximately 61%.

The Bank originates construction loans secured by single family homes for sale and multifamily residential properties and permanent mortgage loans primarily secured by multifamily and commercial real estate properties in the Las Vegas, Nevada vicinity. Generally, residential construction loans are short-term in nature and are repaid upon completion or ultimate sale of the properties. At December 31, 2005, the outstanding balance of the Bank’s Nevada construction loans was $24.7 million, which was less than 1% of total loans. For Nevada construction loans, the Bank uses a voucher system for all disbursements. For each disbursement, the Bank uses an independent inspection service to report the progress and percentage of completion of the project. In addition to these inspections, senior management performs regular biweekly inspections of all projects. The Bank pays the various subcontractors and material suppliers after they have waived their labor and/or material lien release rights. The Bank compares the request for payment, via vouchers, to the individual line item in the approved construction budget to ensure that the disbursements do not exceed the percentage of completion as reported by a third party inspection service. Management approves each voucher before the voucher is processed for payment.

The Bank’s construction loan portfolio also includes loans to individual customers for the construction and ownership of single family homes in its California and New York markets and, to a lesser extent, to construct other types of properties. These loans are typically disbursed as construction progresses, carry interest rates that vary with the prime rate and can be converted into a permanent mortgage loan once the property is occupied. At December 31, 2005, the balance for this category of construction loans was $224.0 million. The Bank had undisbursed commitments of $179.9 million related to its entire construction loan portfolio; the average loan size for all construction loans was $2.9 million.

Since 1997, the Bank has originated unsecured loans and lines of credit as well as loans secured by securities and other types of collateral. These loans are made primarily to meet the non-mortgage needs for the Bank’s existing clients. Such loans generally have a shorter term to maturity, are adjustable with the prime rate and are subject to annual or more frequent review. At December 31, 2005, the Bank had outstanding unsecured loans and lines of credit of $175.2 million and had undisbursed commitments of $116.3 million. At December 31, 2005, the Bank had business loans, stock secured loans, and loans secured by other collateral of $441.3 million, $95.4 million, and $105.5 million, respectively. There were additional undisbursed commitments of $579.5 million related to these categories of loans.

An analysis of the Bank’s loan portfolio at December 31, 2005 by property type and geographic location is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Profile of Lending Activities,” on pages 43 to 45 of the Bank’s Annual Report to Stockholders, incorporated by reference herein.

Lending and Loan Sale Operations

In addition to originating loans for its own portfolio, the Bank conducts mortgage banking activities. The Bank participates in secondary mortgage market activities by selling whole loans and participations in loans to Fannie Mae, Freddie Mac and various institutional purchasers such as investment banks, mortgage conduits and other financial institutions. Secondary marketing allows the Bank to make loans to its clients during periods when deposit flows decline, or are not otherwise available, and when clients prefer loans with longer-term fixed interest rates that the Bank does not choose to retain in its loan portfolio.

In 2000, the Bank began to securitize and sell its single family loans in Real Estate Mortgage Investment Conduit (“REMIC”) transactions. See additional financial information in Notes 1 and 5 in the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity,” pages 55 to 57, incorporated by reference herein.

The secondary market for mortgage-backed loans is comprised of institutional investors that purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Subject to market conditions, the Bank tailors certain real estate loan programs to meet the specifications of particular institutional investors. The Bank retains the servicing of substantially all loans sold to institutional investors and receives annual servicing fees as compensation. See “Loan Servicing” below. The sale and securitization of loans to institutional investors is without subsequent recourse to the Bank.

The Bank sold loans to seven institutional investors in 2003, eight institutional investors in 2004 and five institutional investors in 2005. The terms and conditions under which such sales are made depend upon, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and the Bank’s relationship with the institutional investor. In the case of single family residential loans, the Bank may obtain in advance formal commitments under which the investors are committed to purchase up to a specific dollar amount of whole loans over a specified period. The terms of the commitments vary with each institutional investor and generally range from two months to one year. The fees paid for such commitments also vary by investor and by the length of time for such commitment. The Bank classifies loans as held for sale when the Bank is waiting for an investor to purchase loans under a flow program, is negotiating for the sale of specific loans that meet selected criteria to a specific investor or is preparing for a REMIC transaction.

Underwriting criteria established by investors in adjustable and fixed rate single family residential loans generally include the following: maturities of 15 to 30 years; a loan-to-value ratio no greater than 90% (which percentage generally decreases as the size of the loan increases and is limited to 80% unless there is mortgage insurance on the loan); the liquidity of the borrower’s other assets; and the borrower’s ability to service the debt out of income. Interest rates on adjustable rate loans are adjusted monthly, semiannually or annually and are primarily based on either LIBOR, the One-Year Treasury Constant Maturity Index, the 12-Month Moving Average of the One-Year Treasury Index, or the Eleventh District Federal Home Loan Bank Board Cost of Funds Index. Some loans bear rates that are fixed for an initial period from 3 to 10 years and convert to adjustable rates thereafter. The loan terms, excluding the loan amount, and underwriting standards of the investors generally conform to certain requirements established by Fannie Mae or Freddie Mac.

Loan Servicing

The Bank has retained the servicing on substantially all loans sold to institutional investors, thereby generating ongoing servicing revenues. Loan servicing activities include collecting and remitting loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making inspections as required of the mortgaged property, collecting amounts due from delinquent mortgagors, supervising foreclosures in the event of unremedied defaults and generally administering the loans for the investors to whom they have been sold. Management believes that the quality of its loan servicing capability is a factor that permits the Bank to sell its loans in the secondary market.

The Bank’s mortgage loan servicing portfolio grew to $4.38 billion at December 31, 2005 from $3.49 billion at December 31, 2004. A significant portion of total loans serviced at December 31, 2005 had outstanding balances greater than $359,650, which was the maximum conforming loan amount for a single family loan. Of the total loans serviced at December 31, 2005, approximately 68% were fixed or hybrid ARM mortgages with a weighted average contractual rate of 5.08%; adjustable rate loans had a weighted average contractual rate of 5.52%. When the Bank collects monthly mortgage payments, the Bank retains the servicing fees, ranging generally from 0.25% to 0.38% per annum on the declining principal balances of the loans. The weighted average servicing fee collected during 2005 was 0.27%, compared with 0.29% for 2004 and 0.30% for 2003. The Bank’s servicing portfolio is subject to reduction due to normal amortization and prepayment or liquidation of outstanding loans. Many of the existing servicing programs provide for principal and interest payments to be remitted by the Bank, as servicer, to the investor, whether or not received from the borrower. Upon ultimate collection, including the sale of foreclosed property, the Bank is entitled to recover any such advances plus late charges before paying the investor.

The Bank follows Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,” for accounting and reporting for the transfer and servicing of financial assets and extinguishments of liabilities. The rights to service mortgage loans and other financial assets for others are recognized as separate assets, however those servicing rights are acquired. When the Bank sells loans, the Bank allocates the approximate carrying value of the loans between the loans sold and the mortgage servicing rights (“MSRs”) based on their relative fair values. During 2005, the Bank recognized MSRs of $13.9 million on $1.67 billion of loans sold, compared with MSRs of $8.5 million on $1.08 billion of loans sold in 2004 and MSRs of $7.7 million on $1.22 billion of loans sold in 2003. At December 31, 2005, the carrying value of MSRs was $25.9 million.

Subsequent to the sale, the Bank amortizes the carrying value of MSRs in proportion to, and over the period of, estimated net servicing income. In addition, the Bank periodically assesses MSRs for impairment based on their current fair value. For purposes of evaluating and measuring impairment, the Bank stratifies MSRs by year that the loans were sold and by the types and interest rates of the underlying loans. For adjustable rate loans, strata are established by index. For fixed rate loans, strata are established by the length of time that the initial rate is fixed, such as 5 years, 15 years or 30 years. Impairment is measured as the amount by which the MSRs for a stratum exceed the fair value. The Bank assesses MSRs for impairment and estimates the fair value based on actual prepayment experience and market factors. The Bank may adjust the amortization rate of MSRs or recognize a provision for valuation allowance when impairment is indicated. The Bank recognized amortization expense and changes in the valuation allowance of $7,246,000 in 2005, $4,285,000 in 2004 and $8,507,000 in 2003. Additional disclosures regarding MSRs are included in Notes 1 and 4 in the Bank’s Annual Report to Stockholders, incorporated by reference herein.

When interest rates are low, the rate at which mortgage loans serviced are repaid tends to increase as borrowers refinance fixed rate loans to lower rates or convert from adjustable rate to fixed rate loans. In addition, low interest rates increase housing affordability, stimulating both purchases by first time home buyers and trade-up transactions by existing homeowners. In periods when market interest rates are higher, including fixed rates on mortgage loans, the Bank may experience lower volumes of loan originations and loan sales, lower gains on sale of loans and a decrease in prepayments of loans serviced. When interest rates have decreased and/or the yield curve has become very flat, the Bank has experienced an increase in prepayments of loans serviced that could result in a lower level of total loans serviced. During 2005 and 2004, loan sales significantly exceeded repayments of loans in the servicing portfolio and the balance of loans serviced increased. See additional disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Interest Rate Risk Management,” pages 47 through 50, incorporated by reference herein.

Wealth Management Activities

A primary thrust of the Bank’s general business strategy has been to expand its capabilities for providing value-added services to a targeted higher net worth client base. These clients have been satisfied historically with the Bank’s mortgage loan origination products and services, providing an opportunity for its relationship managers to introduce or cross-sell other products and services to these clients. The Bank now offers a wide array of checking and deposit services, internet banking, business lending and cash management for business accounts and other services provided on an outsourced basis by third party vendors. The Bank also offers its clients an expanding array of wealth management activities.

Investment Advisory Services. The Bank provides investment advisory services through three subsidiaries, Trainer Wortham, Starbuck Tisdale and Froley Revy. The relationship with Trainer Wortham began in 1997 when First Republic acquired a 20% ownership interest. In 1999, the Bank acquired the remaining ownership interest in Trainer Wortham. Trainer Wortham earns fee income from the management of equity and fixed income investments for its clients. Revenues earned by Trainer Wortham vary with the amount of assets under management, which change as new clients are added, as assets appreciate and decline with market values or as clients withdraw assets. Over the last three years, Trainer Wortham had a net increase in investment advisory fees, which was in line with the increase in total assets under management for the same period. Trainer Wortham’s investment advisory fees were $23.4 million in 2005, compared with $18.5 million in 2004 and $14.0 million in 2003. Assets under management were $4.19 billion at December 31, 2005, $4.39 billion at December 31, 2004 and $3.19 billion at December 31, 2003.

See additional financial information in Note 21 in the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Investment Advisory Services,” pages 59 through 61, incorporated by reference herein.

In 2001, the Bank acquired an 18% ownership in the parent company of Froley Revy, a registered investment advisory firm located in Los Angeles that was founded in 1975. In 2002, the Bank acquired the remaining 82% interest. Froley Revy specializes in managing convertible securities for public and corporate pension funds, insurance companies, endowments and foundations, high net worth individuals and managed account programs. Froley Revy had $3.68 billion of client assets under management at December 31, 2005, a decrease of 16% in the past year. Investment advisory fees were $11.6 million in 2005, compared with $12.7 million in 2004 and $9.9 million in 2003.

In 2002, the Bank acquired Starbuck Tisdale, an investment management firm based in Santa Barbara, California. Founded in 1933, Starbuck Tisdale managed approximately $1.01 billion of assets at December 31, 2005, including equities and fixed-income securities for high net worth individuals, trusts, endowments and pension plans. Investment advisory fees were $6.2 million in 2005, compared with $5.7 million in 2004 and $4.7 million in 2003.

The Bank has been cross-selling new services to existing wealth management clients. Management believes that the Bank has acquired some new wealth management clients solely because of the breadth of its capabilities in these three areas. Going forward, the Bank will continue to coordinate the marketing and client service activities of these wealth management entities to obtain more assets to manage from existing clients and to attract new clients with a full array of wealth management services.

Trust Company. First Republic Trust Company, a division of the Bank, operates in California, Nevada and New York and has gathered $2.42 billion of assets under trust and administration at December 31, 2005. First Republic Trust Company specializes in personal trusts. The Bank draws new trust clients from its deposit and loan customer base as well as from outside of the Bank.

Investment Division. The Bank performs brokerage activities for its clients through both its Investment Division and its wholly owned broker dealer subsidiary, First Republic Securities Company (collectively, the “Investment Division”). Investment Division personnel can acquire treasury securities, municipal bonds, money market mutual funds and other shorter term liquidity investments at the request of clients or their financial advisors. They can also execute transactions for a full array of longer term equity and fixed income securities. At December 31, 2005, approximately $2.58 billion of these assets were held in brokerage or other managed accounts.

The following table presents fees and other noninterest income earned by the Bank’s wealth management entities since formation or acquisition for each of the past five years:

	For the Year Ended December 31,
($ in thousands)	2005	2004	2003	2002	2001
Investment advisors:
Trainer Wortham	$23,359	$18,527	$13,986	$16,188	$19,285
Froley Revy	11,637	12,690	9,877	4,423	—
Starbuck Tisdale	6,244	5,675	4,662	4,095	—
Investment Division	4,078	4,320	2,893	2,049	898
Trust Company	4,796	3,688	2,456	1,663	1,120
Other services	474	258	—	—	—

Total	$50,588	$45,158	$33,874	$28,418	$21,303

See additional financial information in Note 20 in the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Business Segments,” pages 58 through 61, incorporated by reference herein.

Investments

The Bank purchases short-term money market instruments as well as U.S. Government securities and other mortgage-backed securities (“MBS”) in order to maintain a reserve of liquid assets to meet liquidity requirements and as alternative investments to loans. At December 31, 2005, the Bank’s investment portfolio totaled $1.65 billion, or 18% of total assets, compared with $867.0 million, or 12% of total assets, at December 31, 2004 and $727.7 million, or 12% of total assets, at December 31, 2003. The major categories of securities in the Bank’s investment portfolio and the relative proportions at December 31, 2005 were U.S. Government — 57%; municipal bonds — 31%; agency MBS — 5%, other MBS — 4%, other debt securities — 2%; and equity securities — 1%. The Bank has generated agency MBS by originating qualifying adjustable rate mortgage loans for sale to the agencies and pooling such loans into securities. At December 31, 2005, the debt securities in the Bank’s investment portfolio had contractual maturities generally ranging from less than one year to thirty years.

The following table presents the carrying value of each major security type at December 31, 2005, 2004 and 2003:

($ in thousands)	2005	2004	2003
Securities available-for-sale:
U.S. Government	$940,507	$365,168	$383,985
Agency MBS	65,413	13,467	29,109
Other MBS	79,301	97,175	144,704
Other debt securities	29,781	48,496	77,265
Equity securities	10,050	—	—

Total	$1,125,052	$524,306	$635,063

Securities held-to-maturity:
Municipal bonds	$505,552	$322,187	$77,706
Agency MBS	18,380	20,487	14,956
Other debt securities	750	—	—

Total	$524,682	$342,674	$92,662

The following table presents the remaining contractual principal maturities of debt securities and weighted average yields on a taxable-equivalent basis at December 31, 2005. There were no debt securities classified as trading at December 31, 2005.

			Contractual Principal - Remaining Maturity
			Through 5 Years		After 5 Through 10 Years		After 10 Years
($ in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Debt securities available-for-sale:
U.S. Government	$937,830	5.89%	$1,008	5.89%	$140,868	6.12%	$795,954	5.85%
Agency MBS	66,487	4.68	—	—	—	—	66,487	4.68
Other MBS	76,589	8.55	—	—	—	—	76,589	8.55
Other debt securities	29,773	5.35	18,110	4.17	1,908	13.26	9,755	5.98

Total basis (cost)	$1,110,679	5.99%	$19,118	4.26%	$142,776	6.22%	$948,785	5.99%

Estimated fair value	$1,115,002		$19,046		$143,406		$952,550

Debt securities held-to-maturity:
Municipal bonds	$505,552	6.95%	$1,679	3.98%	$5,701	6.29%	$498,172	6.96%
Agency MBS	18,380	4.77	—	—	4,988	4.06	13,392	5.03
Other debt securities	750	4.31	750	4.31	—	—	—	—

Total basis (cost)	$524,682	6.87%	$2,429	4.09%	$10,689	5.25%	$511,564	6.91%

Estimated fair value	$539,515		$2,411		$10,489		$526,615

At December 31, 2005, 62% of the investment securities had adjustable rates that generally were subject to change monthly, quarterly or semiannually, and the rates varied according to several interest rate indices. To calculate weighted average yields, interest income was projected using current interest rates, including discount or premium, and divided by the carrying value. For mortgage-backed securities, the Bank allocated the remaining contractual principal maturities for mortgage-backed securities assuming no prepayments. Expected remaining maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties. Regarding securities available-for-sale that have maturities exceeding 10 years, most of these securities are adjustable U.S. Government guaranteed loan pools, agency MBS and other MBS that, as a class, have effective durations substantially shorter than their contractual maturities because the underlying borrowers make principal reductions or pay off their loans prior to maturity. In 2005 and 2004, the Bank increased its ownership of longer-term tax advantaged municipal securities and designated these investments as securities held-to-maturity.

Funding Sources

The Bank obtains funds from depositors by offering consumer and business checking, money market or passbook accounts and term certificates of deposits. At December 31, 2005, the Bank’s total deposits were $7.02 billion. The Bank’s accounts are federally insured by the FDIC up to the legal maximum. The Bank advertises in newspapers to attract deposits and performs a limited direct telephone solicitation of potential institutional depositors such as credit unions, small commercial banks and pension plans. At December 31, 2005, no individual depositor or source of deposits represented more than 1% of the Bank’s deposits.

The Bank funds a portion of its assets with certificates of deposit that have balances of $100,000 or more and that have maturities generally in excess of six months. At December 31, 2005, the Bank’s certificates of deposit of $100,000 or more in size totaled $884.7 million. At December 31, 2005, the average remaining maturity of all certificates of deposit was approximately 9.6 months, and the average certificate of deposit amount per account was approximately $57,284. The Bank has occasionally accepted a small amount of brokered deposits from third party brokers. The Bank did not have any brokered deposits at December 31, 2005.

The following table presents the maturities of the Bank’s certificates of deposits of $100,000 or more in size at December 31, 2005.

($ in thousands)	December 31, 2005
Remaining maturity:
Three months or less	$236,621
Over three through six months	200,248
Over six through twelve months	301,270
Over twelve months	146,536

Total	$884,675

Percent of total deposits	13%

The Bank also utilizes term FHLB advances as a funding source. During 2005, the Bank increased the amount of outstanding FHLB advances to $1.43 billion at December 31, 2005 from $1.07 billion at December 31, 2004. FHLB advances must be collateralized by the Bank’s mortgage loans and investment securities. At December 31, 2005, $181.5 million of FHLB advances, or 13%, had an original maturity of 5 years or longer. The longer-term advances provide the Bank with a stable funding source of intermediate fixed rate and adjustable rate borrowings for assets with longer lives. See additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Interest Rate Risk Management,” pages 47 through 50, incorporated by reference herein.

Short term borrowings are used primarily to fund loans originated by the Bank prior to their sale or securitization in the secondary market. The following table presents certain information with respect to the Bank’s short-term borrowings at December 31 for each of the last three years.

	December 31,
($ in thousands)	2005	2004	2003
Short-term borrowings (1):
FHLB advances – short-term	$933,000	$286,000	$145,000
Maximum amount outstanding at any month-end during the year	946,500	628,000	430,500
Average amount outstanding during the year	583,548	333,989	86,818
Average rate for the year	3.59%	1.55%	1.41%

(1)	The amounts shown at the dates indicated are not necessarily reflective of the Bank’s activity in short-term borrowings during the periods.

The following table presents the maturity distribution of the Bank’s significant contractual obligations at December 31, 2005. Customer deposit obligations categorized as “not determined” include noninterest-bearing demand accounts, negotiable order of withdrawal (“NOW”) checking accounts, money market accounts (“MMA”) checking accounts, MMA savings accounts and passbook accounts.

($ in thousands)	Less Than 1 Year	1 to 2 Years	2 to 5 Years	>5 Years	Not Determined	Total
Customer deposits	$1,262,011	$160,834	$147,483	$160	$5,448,560	$7,019,048
FHLB advances	1,233,000	50,000	16,500	130,000	—	1,429,500
Subordinated notes	—	—	—	63,770	—	63,770
Operating leases, net of sublease income	$17,167	$18,229	$52,031	$72,595	$—	$160,022

For additional information regarding the Bank’s contractual obligations, see Notes 8, 9, 10 and 17 in the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Net Interest Income,” pages 41 through 43, incorporated by reference herein.

Corporate History

First Republic Bancorp (“Bancorp”), the legal predecessor of the Bank, was incorporated in 1985. A subsidiary of Bancorp operated primarily in California as a thrift and loan company until 1997.

In 1990, Bancorp established a wholly owned mortgage originating subsidiary named First Republic Mortgage, Inc., which commenced operations from its office in Las Vegas, Nevada. Until January 1994, First Republic Mortgage, Inc. originated construction loans for low- and moderate-income single family homes and multifamily units and originated permanent mortgage loans for multifamily units and commercial real estate properties; all of these properties were located in or proximate to Las Vegas.

In 1993, Bancorp acquired all of the common stock of a Nevada chartered thrift and loan. The purpose of this acquisition was to enable the Bank to gather deposits in the Las Vegas, Nevada area and to continue its lending activities as a FDIC deposit insured financial institution. Upon approval by federal and state regulatory agencies, this institution was renamed First Republic Savings Bank.

In 1997, Bancorp was merged with and into its thrift and loan subsidiary, transforming the Bank into a publicly traded, commercial bank chartered in the State of Nevada. In 1998, the Bank acquired banking powers in the state of New York. In 1999, the Bank completed the acquisition of Trainer Wortham. In addition, the Bank formed First Republic Preferred Capital Corporation, a subsidiary that qualifies as a real estate investment trust (“REIT”) for federal income tax purposes. In 2000, the Bank acquired an 18% ownership interest in the parent company of Froley Revy, which specializes in managing convertible securities portfolios. Subsequently, in 2002, the Bank acquired the remaining 82% ownership interest in Froley Revy. Also in 2000, the Bank formed both First Republic Securities Company, LLC, which now operates as an NASD licensed broker dealer and

FR Holdings, Inc. (“FR Holdings”), an investment company that invests in selected venture capital, private equity and other investment activities. In 2001, the Bank formed First Republic Preferred Capital Corporation II, a second REIT subsidiary. In 2002, in addition to acquiring the remaining interest in Froley Revy, the Bank acquired Starbuck Tisdale, an investment management firm that manages equities and fixed income securities. In September 2004, the Bank acquired certain investment advisory contracts and incorporated the related business activities into Trainer Wortham. In November 2004, the Bank formed First Republic Wealth Advisors, a registered investment advisory company that provides advisory services to high net worth clients.

Competition

The Bank faces strong competition in attracting deposits, making real estate secured loans, and obtaining client assets for management by investment advisory, trust or brokerage operations. The Bank competes for deposits and loans by advertising, by offering competitive interest rates and by seeking to provide a higher level of personal service than is generally offered by larger competitors. The Bank generally does not have a significant market share of the total deposit-taking or lending activities in the areas in which it conducts operations.

Management believes that its most direct competition for deposits comes from commercial banks, savings and loan associations, thrift and loan companies, credit unions and brokerage firms. The Bank’s cost of funds fluctuates with market interest rates and has been affected by higher rates being offered by other financial institutions. During certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and governmental debt securities and money market mutual funds.

The Bank’s competition in making loans comes principally from savings and loan associations, mortgage companies, commercial banks, insurance companies and full service brokerage firms. Many of the nation’s largest savings and loan associations, mortgage companies and commercial banks have a significant number of branch offices in the areas in which the Bank operates. Aggressive pricing policies of the Bank’s competitors on new ARM, intermediate fixed rate and fixed rate loans, especially during a period of declining mortgage loan originations, have in the past resulted in a decrease in the Bank’s mortgage loan origination volume and a decrease in the profitability of the Bank’s loan originations. During the past three years when interest rates were low and the yield curve was flat or inverted, many competing financial institutions offered intermediate fixed rate loans at very competitive prices. The Bank competes for loans principally through the quality of service it provides to borrowers, real estate brokers and loan agents, while maintaining competitive interest rates, loan fees and other loan terms.

Subject to certain restrictions, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the California Interstate Banking and Branching Act of 1995 authorize interstate bank mergers, interstate bank acquisitions and the expansion of bank operations in multiple states, thereby increasing the number of competitors within California. The State of California has adopted legislation that has made it possible for out-of-state credit unions and industrial banks to establish branch offices within California and permits out-of-state industrial banks to engage in specific lending activity within the State. The Gramm-Leach Bliley Act removes certain operating restrictions amongst specified financial institutions, enabling them to provide a broader array of services that may affect competition. The availability of banking services over the internet, or “e-banking,” continues to expand. Changes in laws and regulations governing the financial services industry cannot be predicted; however, past legislation has served to intensify our competitive environment.

Certain Additional Business Risks

The Bank’s business, financial condition and operating results can be affected by a number of factors, including but not limited to those set forth herein, any one of which could cause the Bank’s actual results to vary materially from recent results or from the Bank’s anticipated future results.

At December 31, 2005, approximately 97.4% of the Bank’s loan portfolio was secured by real estate or other collateral. A worsening of current economic conditions could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as on the Bank’s financial condition and results of operation in general and the market value for the Bank’s common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively affect the Bank’s financial condition.

The Bank is subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. The Bank maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Bank’s internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Bank’s business, financial condition or results of operation. See additional risk factors included in Item 1A and Item 7A herein.

The Effect of Government Policy on Banking

The earnings and growth of the Bank are affected not only by local market area factors and general economic conditions, but also by government monetary and fiscal policies. For example, the Board of Governors of the Federal Reserve System (the “FRB”) influences the supply of money through its open market operations in U.S. Government securities and adjustments to the discount rates applicable to borrowings by depository institutions and others. Such actions influence the growth of loans, investments and deposits and affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in such policies on the business and earnings of the Bank cannot be predicted. Additionally, state and federal tax policies can impact banking organizations.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Bank is particularly susceptible to being affected by the enactment of federal and state legislation that may cause either increases or decreases in the cost of doing business, may modify permissible activities or may enhance the competitive position of other financial institutions. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Bank.

Bank Regulation and Supervision

The Bank is subject to both federal and state law. The Bank is subject to general supervision and regulation by the Commissioner, Department of Business and Industry, Financial Institutions Division, State of Nevada (the “Nevada Commissioner”) and by the FDIC as an insured nonmember state bank. The regulations of these agencies affect most aspects of the Bank’s business, prescribing permissible types of loans and investments, the amount of required reserves, requirements for branch offices, the permissible scope of the Bank’s activities and various other requirements. Although the Bank is not a member of the FRB, it is subject to certain regulations of the FRB such as those dealing with check clearing activities, establishment of banking reserves, Truth-in-Lending (Regulation Z), Truth-in-Savings (Regulation DD) and Equal Credit Opportunity (Regulation B). Additionally, the Bank’s offices in states other than Nevada are subject to more limited supervision and regulation by the respective state bank regulators. The Bank is not regulated or supervised by the Office of Thrift Supervision, the Office of the Comptroller of the Currency, or the FRB.

The Nevada banking law and regulations (“Nevada law”) allow a commercial bank to increase capital by issuing interest-bearing capital notes or debentures, subject to regulation by the Nevada Commissioner, such as the subordinated debentures and notes issued by the Bank. Such subordinated debentures and notes are not deposits and are not insured by the FDIC or any other governmental agency. Generally, they are required to have an initial maturity of a minimum of seven years and a maximum of twenty-five years and are subordinated to deposit holders, general creditors and secured creditors of the issuing bank.

The Bank’s deposits are insured by the FDIC to the fullest extent permissible by law. As an insurer of deposits, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises the operations of institutions to which it provides deposit insurance. The Bank is subject to the rules and regulations of the FDIC as a bank that is insured and regulated by that entity. The approval of the FDIC is required prior to any merger, consolidation or change in control, or the establishment or relocation of any branch office of the Bank. This supervision and regulation is intended primarily for the protection of the depositors and to ensure services for the public’s convenience and advantage.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies.

Nevada Law

Nevada law governs the licensing and regulation of Nevada commercial banks, including organizational and capital requirements, investment authority, branch offices and electronic terminals, declaration of dividends, change of control, merger, out of state activities, interstate branching and banking, debt offerings, borrowing limits, limits on loans to one obligor, liquidation and sale of options in the Bank to its directors, officers, and employees and purchase of its own shares. The Nevada Commissioner is charged with the supervision and regulation of the Bank.

In addition to the powers conferred upon private corporations and limited-liability companies under Nevada statutes, under Nevada law, the Bank may engage in the general banking business, including but not limited to accepting deposits, making secured and unsecured loans, issuing, advising and confirming letters of credit, purchasing, holding, conveying and investing in real property, and selling annuities (unless prohibited by federal law). Additionally, under Nevada’s bank parity statute, the Bank may exercise any authority and perform all acts that a national bank may exercise or perform, with the consent of the Nevada Commissioner.

Under Nevada law, there is no interest rate limitation on loans. However, for certain types of secured loans Nevada law imposes minimum collateral requirements. There are no terms or amortization restrictions on loans. The Bank is required to invest its funds as limited by Nevada law and in investments that are legal investments for banks subject to any limitation under general law. Loans to one person as primary obligor may not exceed 25% of a bank’s stockholders’ equity and, except as to limitations on loans to one borrower, loans secured by real or personal property, may be made to any person without regard to the location or nature of the collateral.

Under Nevada law, a bank’s borrowings may not exceed 200% of its stockholders’ equity without consent of the Nevada Commissioner, subject to certain exceptions.

Under Nevada law, there is a rebuttable presumption that a company that directly or indirectly owns, controls or has the power to vote less than 10% of the voting stock of a bank does not control the bank. Thus, if such ownership or control did occur, approval thereof would be required from the Nevada Commissioner.

In addition to remedies available to the FDIC, the Nevada Commissioner may take possession of a bank if certain conditions exist.

Capital Standards

The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 1250% for assets with relatively higher credit risk, such as certain investments that are either unrated or the ratings are less than BB.

In determining the capital level that the Bank is required to maintain, the federal banking agencies do not, in all respects, follow generally accepted accounting principles (“GAAP”) and have special rules that have the effect of reducing the amount of capital they will recognize for purposes of determining the capital adequacy of the Bank.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items. The regulators measure risk-adjusted assets and off balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stockholders’ equity capital, noncumulative perpetual preferred stock and limited amounts of minority interests in certain subsidiaries, less many other intangible assets and other adjustments. Net unrealized losses on available-for-sale equity securities with readily determinable fair value must be deducted in determining Tier 1 capital. For Tier 1 capital purposes, deferred tax assets that can only be realized if an institution earns sufficient taxable income in the future are limited to the amount that the institution is expected to realize within one year, or ten percent of Tier 1 capital, whichever is less. Tier 2 capital may consist of a limited amount of the allowance for possible loan losses, cumulative perpetual preferred stock, long-term preferred stock and other types of preferred stock not qualifying as Tier 1 capital, term subordinated debt and certain other instruments with some characteristics of equity and net unrealized holding gains on equity securities subject to certain limits. The elements included in Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off balance sheet items of 4%.

On October 1, 1998, the FDIC adopted two rules governing minimum capital levels that FDIC-supervised banks must maintain against risks. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on debt and equity securities to be recognized for risk-based capital purposes. The FDIC rules also provide that a qualifying institution that sells small business loans and leases with recourse must hold capital only against the amount of recourse retained. In general, a qualifying institution is one that is well-capitalized under the FDIC’s prompt corrective action rules. The amount of recourse that can receive the preferential capital treatment cannot exceed 15% of the institution’s total risk-based capital.

Effective January 1, 2002, the federal banking agencies, including the FDIC, adopted new regulations to change their regulatory capital standards to address the treatment of recourse obligations, residual interests and direct credit substitutes in asset securitizations that expose banks primarily to credit risk. These regulations complement the Interagency Guidance on Asset Securitization Activities, adopted in December 1999, which addressed the fundamental risk management practices that should be in place at banking organizations that engage in securitization activities. The new regulations provide more detailed definitions of “recourse,” “residual interest,” “direct credit substitute” and related terms, while harmonizing the proposed capital treatment for residuals with the more consistent, broader capital treatment of recourse obligations and direct credit substitutes. Capital requirements for positions in securitization transactions are varied according to their relative risk exposures, while limited use is permitted of credit ratings from rating agencies, a banking organization’s qualifying internal risk rating system or qualifying software. The regulation requires a bank to deduct from Tier 1 capital, and from assets, all credit-enhancing interest-only strips, whether retained or purchased, that exceed 25% of Tier 1 capital. Additionally, a bank must maintain dollar-for-dollar risk-based capital for any remaining credit-enhancing interest-only strips and any residual interests that do not qualify for a ratings-based approach. The regulation specifically reserves the right to modify any risk-weight, credit conversion factor or credit equivalent amount, on a case-by-case basis, to take into account any novel transactions that do not fit well into the currently defined categories. At December 31, 2005, the Bank does not own any credit enhancing interest-only strips.

In addition to the risk-based guidelines, the federal banking agencies require banking organizations to maintain a minimum amount of Tier 1 capital to adjusted average total assets. This ratio is referred to as the leverage capital ratio. The minimum leverage ratio of Tier 1 capital to average assets, for all practical purposes, must be at least 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the federal banking regulations have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The Bank’s capital ratios at December 31, 2005 exceeded applicable regulatory requirements. The following table presents the capital ratios for the Bank and the standards for both well-capitalized depository institutions and minimum capital requirements at December 31, 2005.

			Well Capitalized Ratio	Minimum Capital Requirement
	Actual
($ in thousands)	Capital	Ratio
Leverage ratio	$653,088	7.17%	5%	4%
Tier 1 risk-based capital	$653,088	11.06%	6%	4%
Total risk-based capital	$757,605	12.83%	10%	8%

At December 31, 2005, the Bank’s Tier 1 capital included $148.6 million of minority interest, or 23% of Tier 1 capital. The Bank’s Tier 2 capital included subordinated notes of $63.8 million, allowance for loan losses of $39.7 million, and provision for credit losses on off-balance sheet credit exposure of $1.0 million. Additional information is provided in Note 15 in the Bank’s Annual Report to Stockholders, which is incorporated by reference herein.

The FDIC has adopted regulations that mandate regulators to take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. This evaluation will be made as part of the institution’s regular safety and soundness examination. The FDIC also has adopted regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a financial institution’s capital adequacy.

The Basel Committee on Banking Supervision continues to evaluate certain aspects of the proposed New Basel Capital Accord. The New Basel Capital Accord incorporates three pillars that address (a) minimum regulatory capital requirements, (b) supervisory review, which relates to an institution’s capital adequacy and internal assessment process, and (c) market discipline, through effective disclosure to encourage safe and sound banking practices. Embodied within these pillars are aspects of risk assessment that relate to credit risk, interest rate risk and operational risk, among others, and certain proposed approaches by the Basel Committee to complete such assessments may be considered complex. It is possible that under the New Basel Capital Accord, large complex institutions that are capable of implementing sophisticated risk assessment procedures would be permitted to operate with less capital than other institutions. This could put banks that do not have such sophisticated risk assessment procedures at a competitive disadvantage. The U.S. banking regulators, including the FDIC, are still reviewing the extent to which the U.S. will adopt the New Basel Accord, and if so, to which institutions it would be applicable. The Bank continues to monitor the status of the New Basel Accord.

On March 1, 2005, the FRB adopted a final rule amending the risk based capital standards to allow the continued inclusion of trust preferred securities in Tier 1 capital of bank holding companies, subject to stricter limits after a five-year transition period. Generally, restricted core capital elements, including trust preferred securities and preferred stock issued by the Bank’s REIT subsidiaries, are limited to 25% of total Tier 1 capital; amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. If the FDIC, the Bank’s primary regulator, were to adopt a similar rule, the Bank believes that such adoption would not result in any adjustment to its capital ratios as presented above.

From time to time, the FDIC or the Federal Financial Institutions Examination Council (“FFIEC”) proposes changes and amendments to, and issues interpretations of, risk-based capital guidelines and related reporting instructions. Such proposals or interpretations could, if implemented in the future, affect the Bank’s reported capital ratios and net risk-adjusted assets.

Prompt Corrective Action and Other Enforcement Mechanisms

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

Under the prompt corrective action provisions of FDICIA, an insured depository institution generally will be classified in the following categories based on the capital measures indicated below:

“Well capitalized”	“Adequately capitalized”
Leverage ratio of 5%, Tier 1 risk-based capital of 6%, and Total risk-based capital of 10%.	Leverage ratio of 4%, Tier 1 risk-based capital of 4%, and Total risk-based capital of 8%.

“Undercapitalized”	“Significantly undercapitalized”
Leverage ratio less than 4%, Tier 1 risk-based capital less than 4%, or Total risk-based capital less than 8%.	Leverage ratio less than 3%, Tier 1 risk-based capital less than 3%, or Total risk-based capital less than 6%.

“Critically undercapitalized”
Tangible equity to total assets less than 2%.

An institution that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” based upon its capital level may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. As of December 31, 2005, the Bank’s capital ratios exceeded the minimum requirements for the “well-capitalized” category.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Safety and Soundness Standards

FDICIA also implemented certain specific restrictions on transactions and required federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

The federal banking agencies may require an institution to submit to an acceptable compliance plan as well as have the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution’s noncompliance with one or more standards.

Premiums for Deposit Insurance and Assessments

FDICIA established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund (“BIF”) administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury, up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits. No assurance can be given at this time as to what the future level of insurance premiums will be.

Through the BIF, the FDIC insures the deposits of the Bank up to prescribed limits for each depositor. The amount of FDIC assessments paid by BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

The BIF assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The BIF assessment rate for the Bank currently is zero. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. An increase in the assessment rate could have a material adverse effect on the Bank’s earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution’s deposit insurance upon a finding by the FDIC that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. The termination of deposit insurance could have a material adverse effect on the Bank’s earnings.

All FDIC-insured depository institutions such as the Bank must pay an annual assessment fee to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds (commonly referred to as FICO bonds) were issued to capitalize the Federal Savings and Loan Insurance Corporation. FDIC-insured depository institutions paid approximately 1.4 cents per $100 of BIF-assessable deposits in 2005. The FDIC established the FICO assessment rate applicable to the Bank and effective for the first quarter of 2006 at approximately 1.3 cents annually per $100 of assessable deposits.

On February 8, 2006, the President signed the Deficit Reduction Act of 2005, which included the “Federal Deposit Insurance Reform Act of 2005,” and on February 15, 2006, the President signed the “Federal Deposit Insurance Reform Conforming Amendments Act of 2005.” These two acts substantially change the federal deposit insurance program, including, but not limited to, the method of determining assessments and reserves. These laws have not been fully implemented as of this writing, and thus the Bank is not sure as to the effect of these laws on its operations and whether there would be a material effect to the Bank’s earnings as a result.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations. As a state-charted bank, the Bank is also subject to the Community Reinvestment Act (“CRA”). The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. Federal regulators are required to provide a written examination report of an institution’s CRA performance using a four-tiered descriptive rating system. These ratings are available to the public. Based on the last examination conducted by the FDIC in 2005, the Bank’s CRA rating was “Satisfactory.”

Gramm-Leach-Bliley Act

On March 11, 2000, the Gramm-Leach-Bliley Act (the “GLB Act”) became effective. The GLB Act repealed provisions of the Glass-Steagall Act, which had prohibited commercial banks and securities firms from affiliating with each other and engaging in each other’s businesses. Following the enactment of the Glass-Steagall Act, many of the barriers prohibiting affiliations between commercial banks and securities firms have been eliminated.

The GLB Act allows new “financial holding companies” (“FHC”) to offer banking, insurance, securities and other financial products to consumers. Specifically, the GLB Act amended section 4 of the Bank Holding Company Act of 1956 (“BHCA”) in order to provide for a framework for the engagement in new financial activities. A bank holding company (“BHC”) may elect to become a FHC if all its subsidiary depository institutions are well-capitalized and well-managed. If these requirements are met, a BHC may file a certification to that effect with the FRB and declare that it elects to become a FHC. After the certification and declaration is filed and accepted by the FRB, the FHC may engage either de novo or through an acquisition in any activity that has been determined by the FRB to be financial in nature or incidental to such financial activity. BHCs may engage in financial activities without prior notice to the FRB if those activities qualify under the new list of permissible activities in section 4(k) of the BHCA. However, notice must be given to the FRB within 30 days after a FHC has commenced one or more of the financial activities. The Bank is not a BHC and has not elected to become a FHC.

Under the GLB Act, insured state nonmember banks such as First Republic are permitted to engage through “financial subsidiaries” in certain financial activities permissible for affiliates of FHCs. Under the GLB Act and regulations enacted by the FDIC, to be able to engage in such activities, the insured state nonmember bank must be well-managed and the insured state nonmember bank and all of its insured depository institution affiliates must be well-capitalized and have received at least a “satisfactory” rating in its most recent CRA examination. The Bank must also deduct the aggregate amount of its outstanding equity investment in financial subsidiaries, including retained earnings, from its capital and assets for purposes of calculating regulatory capital ratios and must disclose this fact in any published financial statements. Additionally, the bank must comply with Sections 23A and 23B of the Federal Reserve Act and certain financial and operational standards provided in the GLB Act as though the financial subsidiaries were subsidiaries of a national bank. At December 31, 2005, the Bank’s wholly owned subsidiary, FR Holdings, was a financial subsidiary.

The Bank cannot be certain of the effect of the foregoing legislation on its business, other than the fact that there is likely to be consolidation among financial services institutions and increased competition for the Bank.

Financial Privacy Legislation

The GLB Act also required the federal banking agencies to adopt regulations governing the privacy of consumer financial information. The FDIC adopted such regulations with an effective date of November 13,

2000, and a date of full compliance with the regulations of July 1, 2001. The Bank is subject to the FDIC’s regulations.

The regulations impose three main requirements established by the GLB Act. First, a banking organization must provide initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates. Second, banking organizations must provide annual notices of their privacy policies to their current customers. Third, banking organizations must provide a reasonable method for consumers to “opt-out” of disclosures to nonaffiliated third parties.

In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies, including the FDIC, adopted guidelines for establishing information security standards for this information. The guidelines require banking organizations to establish an information security program to: (1) identify and assess the risks that may threaten customer information; (2) develop a written plan containing policies and procedures to manage and control these risks; (3) implement and test the plan; and (4) adjust the plan on a continuing basis to account for changes in technology, the sensitivity of customer information, and internal or external threats. The guidelines also outline the responsibilities of directors of banking organizations in overseeing the protection of customer information.

As of December 31, 2005, the Bank was in compliance with the above regulations and guidelines.

USA PATRIOT Act of 2001

In October 2001, the USA PATRIOT Act was signed by the President. Title III of the USA PATRIOT Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Title III includes numerous provisions for fighting international money laundering and blocking terrorist access to the U.S. financial system. The goal of Title III is to prevent the U.S. financial system and the U.S. clearing mechanisms from being used by parties suspected of terrorism, terrorist financing and money laundering.

The provisions of Title III of the USA PATRIOT Act that affect banking organizations are generally set forth as amendments to the Bank Secrecy Act. These provisions relate principally to U.S. banking organizations’ relationships with foreign banks and with persons who are resident outside the United States. The USA PATRIOT Act requires certain additional due diligence and recordkeeping practices. Some requirements take effect without the issuance of regulations. Other provisions are being implemented through regulations promulgated by the U.S. Department of the Treasury (the “Treasury”), in consultation with the FRB and other federal financial institutions regulators.

The USA PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

•	due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-US persons;

•	standards for verifying customer identification at account opening;

•	rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; and

•	reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000, and filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

On May 9, 2003, the Treasury Department issued final regulations requiring institutions to incorporate into their written anti-money laundering compliance programs a customer identification program implementing reasonable procedures for verifying the identity of any person seeking to open an account, to the extent reasonable and practicable; maintaining records of the information used to verify the person’s identity; and determining whether the person appears on any list of known or suspected terrorists or terrorist organizations. Account is defined as a formal banking or business relationship established to provide ongoing services, dealings, or other financial transactions. We have adopted policies and procedures to comply with this regulation.

The Sarbanes-Oxley Act of 2002

In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Sarbanes-Oxley addresses, among other matters:

•	independent audit committees for reporting companies whose securities are listed on national exchanges or automated quotation systems (the “Exchanges”) and expanded duties and responsibilities for audit committees;

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black out periods and expedited electronic filing requirements related to trading by insiders in an issuer’s securities;

•	disclosure of a code of ethics and “real time” filing of periodic reports; and

•	various increased criminal penalties for violations of securities laws.

Given the extensive role of the SEC, the PCAOB and the Exchanges in implementing rules relating to Sarbanes-Oxley’s new requirements and the federalization of certain elements traditionally within the sphere of state corporate law, the impact of Sarbanes-Oxley on reporting companies has been significant. Many of the new rules promulgated by the SEC, PCAOB and Exchanges became final during 2003 and substantially all, including, but not limited to, new internal control evaluation and reporting rules, became effective during 2004.

The Bank has implemented procedures to comply with the various requirements provided in Sarbanes-Oxley and the rules promulgated by the SEC and the FDIC thereunder.

Restrictions on Dividends and Other Distributions

Under Nevada law, the Bank declares a dividend and makes distributions of so much of its net profits as is determined to be appropriate. However, no distribution may be made if such distribution would reduce its stockholders’ equity below its initial stockholders’ equity and as otherwise consistent with the Bank’s policy and issues of safety and soundness.

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions that limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if after such transaction the institution would be undercapitalized.

The federal banking agencies also have authority to prohibit depository institutions from engaging in business practices that are considered unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute.

Other Regulatory Matters

FDICIA requires insured depository institutions with the amount of total assets held by the Bank to undergo a full-scope, on-site examination by their primary Federal banking agency at least once every 12 months. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate Federal banking agency against each institution or affiliate, as it deems necessary or appropriate.

The federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending in 1992. These regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate.

The federal banking agencies amended their regulations in June 1994, regarding the requirements for appraisals of “real estate related financial transactions” for federally regulated financial institutions. A federally regulated transaction is any real estate related financial transaction for which an appraisal is required. An appraisal must be conducted by either state-certified or state-licensed appraisers for all such transactions unless an exemption applies. The more common exceptions relate to (i) transactions valued at $250,000 or less; (ii) business loans valued at $1 million or less and not dependent upon real estate as the primary source of repayment; or (iii) transactions that are not secured by real estate. Appraisals performed in connection with federally related transactions must also comply with the agencies appraisal standards.

Future Legislation

Various legislation, including proposals to change substantially the laws and regulations governing the banking industry and the financial institution regulatory system, is from time to time introduced in Congress, in state legislatures and before various bank regulatory agencies. This legislation may change banking statutes and the operating environment of the Bank in substantial and unpredictable ways. If enacted, this legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Bank cannot predict whether any of this proposed legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on the Bank’s business, results of operation or financial condition.

Employees

As of December 31, 2005, the Bank and its subsidiaries had 903 full-time equivalent (“FTE”) employees. Management believes that its relations with employees are satisfactory. The Bank is not a party to any collective bargaining agreement.

Statistical Disclosure Regarding the Business of the Bank

The following statistical data relating to the Bank’s operations should be read in conjunction with the Annual Report to Stockholders, notes in the Annual Report to Stockholders and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” on pages 2 to 61 of the Bank’s Annual Report to Stockholders, incorporated by reference herein. Average balances are determined on a daily average basis.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of average assets, liabilities and stockholders’ equity, interest income earned and resulting yields on average interest earning assets, and interest expense and rates paid on average interest bearing liabilities for each of the last three years. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis. The average yields on investment securities have been adjusted to reflect income from tax-exempt securities on a taxable-equivalent basis.

	Year Ended December 31,
	2005			2004			2003
($ in thousands)	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
Assets:
Interest-earning deposits with banks	$3,634	$87	2.39%	$3,068	$26	0.85%	$2,012	$19	0.94%
Short-term investments	9,326	274	2.94	3,278	65	1.98	42,405	435	1.03
Investment securities (1)	1,331,540	61,821	5.34	902,000	35,896	4.50	777,687	31,808	4.24

Total cash and investments	1,344,500	62,182	5.32	908,346	35,987	4.48	822,104	32,262	4.06
Loans (2)	6,546,790	361,241	5.52	5,468,704	253,825	4.64	4,339,407	217,721	5.02

Total interest-earning assets	7,891,290	423,423	5.48	6,377,050	289,812	4.62	5,161,511	249,983	4.86

Noninterest-earning assets	435,248			352,906			267,160

Total Assets	$8,326,538			$6,729,956			$5,428,671

Liabilities and Stockholders’ Equity:
Checking accounts	$1,755,893	1,708	0.10	$1,350,573	1,047	0.08	$893,752	1,546	0.17
MMA checking accounts	1,386,882	31,612	2.28	1,100,888	10,137	0.92	846,740	8,435	1.00
MMA savings and passbook	1,883,147	51,057	2.71	1,623,101	24,851	1.53	1,361,878	21,432	1.57
Certificates of deposit	1,257,574	40,035	3.18	897,647	23,198	2.58	889,138	25,488	2.87

Total deposits	6,283,496	124,412	1.98	4,972,209	59,233	1.19	3,991,508	56,901	1.43
Other borrowings	1,224,194	40,290	3.29	1,072,631	23,454	2.19	890,521	22,906	2.57
Subordinated debentures and notes	63,770	5,071	7.95	63,770	5,071	7.95	67,455	5,403	8.01

Total interest-bearing liabilities	7,571,460	169,773	2.24	6,108,610	87,758	1.44	4,949,484	85,210	1.72

Noninterest-bearing liabilities	74,247			53,238			50,729
Minority interest	148,590			148,633			121,605
Preferred stock	104,589			59,139			—
Stockholders’ equity	427,652			360,336			306,853

Total Liabilities and Stockholders’ Equity	$8,326,538			$6,729,956			$5,428,671

Net interest spread (3)			3.24			3.18			3.14
Net interest income and net interest margin (4)		$253,650	3.33%		$202,054	3.24%		$164,773	3.21%

(1)	In order to calculate the yield on tax-advantaged municipal securities on a tax equivalent basis, reported interest income was increased by $9.2 million in 2005, $4.7 million in 2004 and $1.1 million in 2003.
(2)	The amortization of deferred loan origination fees, net of costs, is included in loan interest income in this analysis.
(3)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4)	Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Rate and Volume Variances

Net interest income is affected by changes in both volume and interest rates. Volume changes are caused by increases or decreases during the year in the level of average interest-earning assets and average interest-bearing liabilities. Rate changes result from increases or decreases in the yields earned on assets or the rates paid on liabilities. The following table presents for each of the last two years a summary of the changes in interest income and interest expense resulting from changes in the volume of average asset and liability balances and changes in the average yields or rates compared with the preceding year. If significant, the change in interest income or interest expense due to both volume and rate has been prorated between the volume and the rate variances based on the dollar amount of each variance.

	2005 vs. 2004			2004 vs. 2003
($ in thousands)	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in interest income:
Interest earning deposits with banks	$7	$54	$61	$9	$(2)	$7
Short-term investments	158	51	209	(759)	389	(370)
Investment securities	19,092	6,833	25,925	4,967	(879)	4,088
Loans	54,732	52,684	107,416	53,757	(17,653)	36,104

Total increase (decrease)	73,989	59,622	133,611	57,974	(18,145)	39,829

Increase (decrease) in interest expense:
Checking accounts	360	301	661	668	(1,167)	(499)
MMA checking accounts	3,626	17,849	21,475	2,424	(722)	1,702
MMA savings and passbook	4,719	21,487	26,206	3,983	(564)	3,419
Certificates of deposit	10,591	6,246	16,837	248	(2,538)	(2,290)
Other borrowings	3,783	13,053	16,836	4,310	(3,762)	548
Subordinated debentures and notes	—	—	—	(292)	(40)	(332)

Total increase (decrease)	23,079	58,936	82,015	11,341	(8,793)	2,548

Increase (decrease) in net interest income	$50,910	$686	$51,596	$46,633	$(9,352)	$37,281

Loan Portfolio

The following table presents the Bank’s loan portfolio and loans held for sale by category at December 31 for each of the last five years:

	December 31,
($ in thousands)	2005	2004	2003	2002	2001
Types of loans:
Single family (1-4 units)	$3,061,452	$2,610,756	$2,248,003	$1,766,507	$1,476,493
Home equity credit lines	774,643	678,825	535,560	426,446	346,843
Multifamily (5+ units)	701,421	564,031	439,126	430,876	385,310
Commercial real estate	1,052,750	880,261	694,613	628,782	607,921
Single family construction	165,037	130,766	99,372	115,756	137,537
Multifamily/commercial construction	83,662	69,363	62,609	70,753	71,470

Total real estate mortgages	5,838,965	4,934,002	4,079,283	3,439,120	3,025,574
Business	441,287	257,194	184,525	150,204	80,718
Stock and other secured	200,925	148,444	129,556	68,152	42,515
Unsecured loans and lines of credit	175,157	122,238	87,806	49,673	63,139

Total other loans	817,369	527,876	401,887	268,029	186,372

Total loans	6,656,334	5,461,878	4,481,170	3,707,149	3,211,946
Net deferred loan (fees) costs	4,365	3,895	4,027	4,172	2,121
Allowance for loan losses	(39,731)	(35,674)	(31,412)	(28,729)	(22,778)

Loans, net	6,620,968	5,430,099	4,453,785	3,682,592	3,191,289
Real estate loans held for sale	376,107	637,975	399,051	116,515	254,432

Total	$6,997,075	$6,068,074	$4,852,836	$3,799,107	$3,445,721

The following table presents the maturity distribution of the Bank’s real estate construction loans and other loans outstanding as of December 31, 2005. The maturity dates were determined based on the remaining scheduled principal repayment dates. Substantially all such loans are adjustable rate in nature.

($ in thousands)	1 Year or Less	>1 Through 5 Years	>5 Years	Total
Maturity distribution:
Real estate construction	$162,718	$85,981	$—	$248,699
Commercial business	283,972	144,672	12,643	441,287
Stock secured	68,694	26,682	—	95,376
Other secured	45,499	59,605	445	105,549
Unsecured	107,647	62,350	5,160	175,157

Total	$668,530	$379,290	$18,248	$1,066,068

Asset Quality

The Bank places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans that are well secured and in the process of collection) or when management determines that the ultimate collection of all contractually due principal or interest is unlikely. Restructured loans for which the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally by the receipt of at least six consecutive payments.

The following table presents the dollar amount of nonaccrual loans and investments, real estate owned (“REO”), restructured performing loans and accruing single family loans over 90 days past due, as well as the ratio to total assets, at the dates indicated. For additional information regarding the Bank’s asset quality and nonaccrual loans, see Note 3 in the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Asset Quality,” page 46, incorporated by reference herein.

	December 31,
($ in thousands)	2005	2004	2003	2002	2001
Nonaccrual loans:
Single family mortgages	$6,839	$—	$—	$—	$—
Multifamily mortgages	—	—	—	—	822
Commercial real estate	762	18,829	—	—	—
Multifamily/commercial construction	—	—	13,438	15,794	—
Other	—	—	—	98	675

Total nonaccrual loans	7,601	18,829	13,438	15,892	1,497
Real estate owned	—	—	—	—	—

Total nonaccrual assets	7,601	18,829	13,438	15,892	1,497
Restructured performing loans	16,272	—	—	738	—

Total nonaccrual assets and restructured performing loans	$23,873	$18,829	$13,438	$16,630	$1,497

Accruing single family loans 90 days or more past due	$5,857	$7,529	$—	$1,412	$516

Percent of total assets:
All nonaccruing assets	0.08%	0.25%	0.22%	0.33%	0.04%
Nonaccruing assets and restructured performing loans	0.26%	0.25%	0.22%	0.34%	0.04%

The following table presents an analysis of the Bank’s allowance for loan losses, including provisions for loan losses, chargeoffs and recoveries, for the periods indicated.

	Year Ended December 31,
($ in thousands)	2005	2004	2003	2002	2001
Allowance for loan losses:
Balance at beginning of year	$35,674	$31,412	$28,729	$22,778	$22,167
Provision charged to expense	4,000	5,000	7,000	6,500	1,400
Chargeoffs on originated loans:
Single family	—	—	—	—	(296)
Commercial construction	—	—	(5,000)	—	—
Commercial business	(191)	(12)	(13)	(625)	(675)
Other loans	(25)	(949)	(53)	(169)	(5)

Total chargeoffs	(216)	(961)	(5,066)	(794)	(976)

Recoveries:
Multifamily	75	108	394	242	—
Commercial real estate	346	115	—	—	187
Commercial business	3	—	348	—	—
Other loans	724	—	7	3	—

Total recoveries	1,148	223	749	245	187

Net recoveries (chargeoffs)	932	(738)	(4,317)	(549)	(789)

Reclassification to other liabilities	(875)	—	—	—	—

Balance at end of year	$39,731	$35,674	$31,412	$28,729	$22,778

Average total loans for the year	$5,948,755	$4,981,616	$4,120,488	$3,670,607	$3,444,190
Total loans at December 31	$6,656,334	$5,461,878	$4,481,170	$3,707,149	$3,211,946

Ratios:
Net recoveries (chargeoffs) to average total loans	0.02%	(0.01)%	(0.10)%	(0.01)%	(0.02)%
Allowance for loan losses to:
Total loans	0.60%	0.65%	0.70%	0.77%	0.71%
Nonaccruing loans	523%	189%	234%	181%	1522%
Nonaccruing loans and restructured performing loans	166%	189%	234%	173%	1522%

The Bank’s allowance for loan losses methodology, including allocation to specific loans and between the loan portfolio categories, requires management’s consideration of a number of factors, including past loss experience, the Bank’s underwriting process, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, legal requirements, trends within the banking industry, industry data for loan products in which the Bank has limited experience, expected economic conditions and other factors. The amount of the allowance is also affected by the size and composition of the loan portfolio. Based on this assessment, the allowance and allocation is adjusted each quarter.

The allowance reflects management’s best estimate of the losses that can be reasonably anticipated. In the following table, the increase in the commercial and other category over the past three years is not attributable to any specific loan, but is reflective of the Bank’s increasing originations in this new and relatively fast growing portfolio and consideration of the other factors detailed above, including industry data for these loan products in which the Bank has limited experience.

The following table presents management’s historical allocation of the allowance for loan losses by loan category to specific loans in those categories as a result of the Bank’s loan review process at December 31 for each of the last five years:

	December 31,
($ in thousands)	2005	2004	2003	2002	2001
Allocation of allowance for loan losses:
Single family mortgages	$2,141	$1,377	$2,256	$3,344	$2,655
Income property	11,471	9,933	8,963	9,427	8,081
Construction	4,781	5,936	6,241	9,234	3,808
Commercial business and other	17,919	14,945	10,441	5,291	4,815
Unallocated	3,419	3,483	3,511	1,433	3,419

Total	$39,731	$35,674	$31,412	$28,729	$22,778

Although the Bank’s nonaccrual loans are carried at their currently estimated collateral fair value (net of selling costs) at December 31, 2005, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank’s existing problem loans fail to maintain their value or that new problem loans arise.

Additional information is provided under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Asset Quality and—Allowance for Loan Losses and Provision for Loan Losses,” pages 46 and 47 of the Bank’s Annual Report to Stockholders, incorporated by reference herein.

Financial Ratios

The Bank began to pay quarterly cash dividends in August 2003. In the second quarter of 2005, the Bank’s Board of Directors approved a 25% increase in the quarterly dividend from $0.10 per share to $0.125 per share. The following table presents certain key financial ratios for the Bank for the periods indicated.

	For the Year Ended December 31,
Key financial ratios:	2005	2004	2003	2002	2001
Return on average total assets	0.73%	0.69%	0.68%	0.58%	0.63%
Return on average common stockholders’ equity	12.63%	11.81%	12.07%	10.01%	11.53%
Dividend payout ratio	20.36%	19.13%	9.80%	—	—
Average stockholders’ equity to average total assets	6.39%	6.23%	5.65%	5.79%	5.48%
Net interest margin	3.33%	3.24%	3.21%	3.25%	3.25%
Noninterest expense as a percentage of average total assets	2.60%	2.57%	2.74%	2.88%	2.56%
Efficiency ratio	67.7%	65.8%	70.5%	71.8%	67.1%

Available Information

The Bank’s internet address is http://www.firstrepublic.com. The Bank makes available free of charge through its internet website its Annual Report to Stockholders and its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is filed with or furnished to the FDIC.

The Bank filed with the New York Stock Exchange (“NYSE”) on May 31, 2005, the annual certification by its Chief Executive Officer, certifying that, as of the date of the certification, he was not aware of any violation by the Bank of the NYSE’s corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. The Bank has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 31.1 and 31.2 to this report.

Recent Development

In January 2006, the Bank acquired First Signature Bank & Trust of Portsmouth, New Hampshire (“First Signature”), a wholly owned subsidiary of John Hancock Financial Services. The Bank has commenced business in banking offices in Boston, Massachusetts, and Greenwich, Connecticut. The Bank paid approximately $26.8 million, acquired primarily cash and assumed approximately $390 million of liabilities, consisting primarily of certificates of deposit. Subject to required regulatory approvals, the Bank plans to sell most of the certificates of deposit.

Item 1A. Risk Factors.

There are risks, many beyond the Bank’s control, which could cause the Bank’s results to differ significantly from management’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulation and supervision of the Bank are also described elsewhere in this report and in information incorporated by reference into this report from other documents, including the Bank’s 2005 Annual Report to Stockholders.

Any factor described in this report could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operation and/or financial condition. There are factors not described in this report that could cause results to differ from the Bank’s expectations.

As a financial services and wealth management company, the Bank’s earnings are significantly affected by business, economic and political conditions.

Earnings are impacted by business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which the Bank operates. Business and economic conditions that negatively impact household or corporate incomes could decrease the demand for the Bank’s products and increase the number of customers who fail to pay their loans.

Political conditions can also impact earnings. Acts or threats of terrorism, and/or actions taken by the U.S. or other governments in response to acts or threats of terrorism, could impact business and economic conditions in the U.S. and abroad. The terrorist attacks in 2001, for example, caused an immediate decrease in demand for air travel, which adversely affected not only the airline industry but also other travel-related and leisure industries, such as lodging, gaming and tourism. Acts of war against other nations may have a significant impact on business and economic conditions.

The Bank’s earnings are significantly affected by the fiscal and monetary policies of the federal government and the governments of the states in which the Bank operates.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part the Bank’s cost of funds for lending and investing and the return the Bank earns on those loans and investments, both of which impact net interest margin, and can materially affect the value of financial instruments such as debt securities and MSRs. Its policies also can affect the Bank’s borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond the Bank’s control and hard to predict or anticipate.

The Bank may take filing positions or follow tax strategies that may be subject to challenge.

The amount of income taxes that the Bank is required to pay on its earnings is based on federal and state legislation and regulations. The Bank provides for current and deferred taxes in its financial statements, based on its results of operation, business activity, legal structure and interpretation of tax statutes. The Bank may take filing positions or follow tax strategies that may be subject to challenge. The Bank’s net income and earnings per share may be reduced if a federal, state, or local authority assessed charges for taxes that have not been provided for in the Bank’s consolidated financial statements.

As the Bank has previously reported, the California taxing authority issued in December 2003 an announcement challenging the tax treatment of certain dividend deductions involving REITs. As a result of such announcement, the Bank has not recognized any California income tax benefits in 2005, 2004 or 2003 of a type that had been recognized in 2002 and part of 2001 related to one of the Bank’s REIT subsidiaries. The State of California has commenced an audit of the Bank’s tax returns for the years 2000 to 2002. The Bank intends to defend aggressively its claims for the California tax benefits taken in 2002 and part of 2001 and as yet unrecorded tax benefits available for subsequent years. If the Bank’s tax position is not sustained, the effect would be a charge to earnings of approximately $3.4 million, after tax contingency reserves and net of federal tax benefits; such amount will increase over time as a result of continuing interest and penalties. During 2005, the Bank increased its tax contingency reserves related to this issue.

There can be no assurance that the Bank will achieve its effective tax rate or that taxing authorities will not change tax legislation, challenge filing positions, or assess taxes and interest charges.

The Bank may not be able to attract and retain banking customers at current levels.

Competition in local banking industries, coupled with the Bank’s relatively small size, may limit the ability of the Bank to attract and retain banking customers. The Bank faces competition from other banking institutions (including larger California and New York City commercial banking organizations), savings banks, credit unions and other financial institutions. The Bank also competes with non-bank financial service companies serving Northern California, Southern California, New York City, their respective adjoining areas and out of state financial intermediaries that have opened loan production office or that solicit deposits in the Bank’s market areas. There also has been a general consolidation of financial institutions in recent years, which results in new competitors and larger competitors in the Bank’s market areas. For further information about the competition faced by the Bank, please see “Competition” above.

In particular, the Bank’s competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and the range and quality of services provided.

Because the Bank maintains a smaller staff and has fewer financial and other resources than larger institutions with which it competes, the Bank may be limited in its ability to attract customers. In addition, some of the current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than the Bank can accommodate.

If the Bank is unable to attract and retain banking customers, it may be unable to continue its loan and deposit growth, and its results of operation and financial condition may otherwise be negatively impacted.

The Bank may not be able to attract and retain investment management clients at current levels.

Due to the substantial local competition, First Republic Bank and its investment management subsidiaries, Trainer Wortham, Starbuck Tisdale and Froley Revy, may not be able to attract and retain investment management clients at current levels. In the investment management industry, the Bank competes primarily with commercial banks and their trust companies, mutual fund companies, other investment advisory firms, stock brokerage firms, law firms and other financial services companies.

Competition is especially keen in the Bank’s geographic market areas because there are numerous well-established and successful investment management firms in California and New York.

The Bank’s ability to successfully attract and retain investment management clients is dependent upon the ability to compete with its competitors’ investment products, level of investment performance, fees, client services and marketing and distribution capabilities.

In addition, the Bank’s ability to retain investment management clients may be impaired by the fact that the investment management contracts are typically non-binding in nature. Most of the Bank’s clients may withdraw funds from accounts under management at their discretion or close accounts at any time.

The Bank periodically assesses whether the goodwill and intangible assets of its investment advisory subsidiaries is impaired. If assets under management or revenues earned by the Bank’s three investment advisory subsidiaries were to decline significantly, the effect on the Bank’s consolidated financial statements could be material.

The Bank may not be able to replace key members of senior management or attract and retain qualified relationship managers in the future.

The Bank depends on the services of existing senior management to carry out its business and investment strategies. As the Bank expands, it will need to continue to attract and retain additional senior management and to recruit qualified individuals to succeed existing key personnel as they retire. In addition, because the Bank specializes in providing relationship-based banking and wealth management services and plans to continue to expand its locations, products and services, the Bank will need to continue to attract and retain qualified private banking personnel and investment advisors. Competition for such personnel is especially keen in the Bank’s geographic market areas. The loss of the services of any senior management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Bank’s results of operation, financial conditions and prospects.

The geographic concentration of the Bank’s loan portfolio could adversely affect its operations and financial condition.

At December 31, 2005, approximately 71% of the Bank’s total loan portfolio was secured by California real estate or originated in California. In California, 52% of the Bank’s loans were secured by properties located in the San Francisco Bay area, 8% in Los Angeles County and 11% in other parts of California. As a result of this geographic concentration, the Bank’s results depend largely upon economic and business conditions in the San Francisco Bay area, Los Angeles and other parts of California. Any adverse economic or business developments in these areas or natural disasters could cause uninsured damage and other loss of value to real estate that secures the Bank’s loans or could negatively affect the ability of borrowers to make payments of principal and interest on the underlying loans. In the event of such adverse development or natural disaster, the Bank’s results of operation or financial condition could be adversely affected.

Defaults may negatively impact the Bank’s business.

Increased delinquencies or loan defaults by the Bank’s customers may negatively impact business. A borrower’s default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, the Bank may have to charge-off all or a part of the loan. In such situations, the Bank may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

The allowance for loan losses may be inadequate.

Bank management periodically makes a determination of its allowance for loan losses based on available information, including the quality of the loan portfolio, economic conditions, the value of the underlying collateral, and the level of nonaccruing loans. Increases in this allowance result in an expense for the period. If, as a result of general economic conditions or a decrease in asset quality, management determines that additional increases in the allowance for loan losses are necessary, the Bank may incur additional expenses.

In addition, bank regulatory agencies periodically review the Bank’s allowance for the loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require the Bank to adjust its determination of the value for these items. These adjustments could negatively impact the Bank’s results of operation or financial position.

The Bank’s loans are primarily secured by real estate, including a concentration of properties located in California. If an earthquake or other natural disaster were to occur in one of the Bank’s major market areas, loan losses could occur that are not incorporated in the existing allowance for loan losses.

The Bank’s operations could be interrupted if our third party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

The Bank depends, and will continue to depend, to a significant extent on a number of relationships with third party service providers. Specifically, the Bank receives core systems processing, essential web hosting and other Internet systems, deposit processing and other processing services from third-party service providers. If these third party service providers experience difficulties or terminate their services and the Bank is unable to replace them with other service providers, the Bank’s operations could be interrupted. If an interruption were to continue for a significant period of time, the Bank’s business, financial condition and results of operation could be materially adversely affected.

The Bank’s internal control systems could fail to detect certain events.

The Bank is subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. The Bank maintains a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operation.

The network and computer systems on which the Bank depends could fail or experience a security breach.

The Bank’s computer systems could be vulnerable to unforeseen problems. Because the Bank conducts part of its business over the Internet and outsources several critical functions to third parties, operations will depend on the ability, as well as that of third-party service providers, to protect computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in operations could have a material adverse effect on the Bank’s business, financial condition and results of operation.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. The Bank’s Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of security were to occur, it could have a material adverse effect on the Bank’s business, financial condition and results of operation.

Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. This type of an event could deter our potential customers or cause customers to leave us and thereby materially adversely affect our business, financial condition and results of operation.

A downturn in the local economies or real estate markets could negatively impact the banking business.

A downturn in the local economies or real estate markets could negatively impact the banking business. Because the Bank primarily serves and lends to individuals and businesses located in Northern California, Southern California, Las Vegas and New York City, the ability of customers to repay their loans is impacted by the economic conditions in these areas. Furthermore, current uncertain geopolitical trends and negative economic trends, including uncertainty regarding an economic recovery, increased unemployment, and recently announced significant layoffs of employees by companies in the Bank’s markets, as well as continuing economic uncertainty created by terrorist attacks and the United States’ war on terrorism, may negatively impact businesses in the Bank’s markets. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, market liquidity or result in changes in interest rates, any of which could have a negative impact on banking business.

The Bank’s loans, with limited exceptions, are secured by either, real estate, marketable securities or corporate assets. The Bank’s ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets, or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the value of the collateral, resulting in losses or delinquencies. The Bank’s residential mortgage and home equity loans are primarily secured by residential property in California, Nevada and New York. As a result, conditions in the real estate markets specifically, and the California, Nevada, and New York economies generally, can materially impact the ability of the Bank’s borrowers to repay their loans and affect the value of the collateral securing these loans.

A decrease in home prices may negatively impact the Bank.

As of December 31, 2005, approximately 57% of the Bank’s loan portfolio and all of the loans held for sale were secured by single family residences. Rapidly rising home prices in the United States over the past several years have led some observers to caution that home prices may now be over-inflated and there is a risk of a localized or systemic price correction. In the event of such a correction, the valuation of the real estate securing the Bank’s residential loans would be adversely affected. Further, a significant decrease in the valuation of homes could affect the willingness of borrowers to make payment of principal and interest on the underlying loans resulting in increased delinquencies or foreclosures and in the requirement to provide additional loss reserves. As a result of the concentration of residential loans in the Bank’s loan portfolio, such a decrease in home prices could have a significant adverse effect on the Bank’s results of operation and financial condition.

The Bank could be held responsible for environmental liabilities of properties acquired through foreclosure.

If the Bank is forced to foreclose on a defaulted mortgage loan to recover the Bank’s investment, it may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during the Bank’s ownership or after a sale to a third party. The amount of environmental liability could exceed the value of real property. There can be no assurance that the Bank would not be fully liable for the entire cost of any removal and clean-up on an acquired property that the cost of removal and clean-up would not exceed the value of the property, or that costs could be recovered from any third party. In addition, the Bank may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Fluctuations in interest rates may negatively impact the banking business.

Fluctuations in interest rates may negatively impact the banking business. One of the Bank’s primary source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-earning assets (usually, loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually, deposits and borrowings). These rates are highly sensitive to many factors beyond the Bank’s control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates. Over the past approximately 18 months, the yield curve has been flat or inverted, which occurs when the short-term market rates rise faster than long-term rates. A flat or inverted yield curve may adversely affect Bank earnings.

Generally, the Bank’s liquid deposits reprice more slowly with changes in market rates even as some of the Bank’s assets are either fixed-rate, in their fixed-rate period such as for hybrid adjustable rate assets, rates that have lagging resets or rates at their contractual floors. However, if the short-end market rates rise faster than the longer-end market rates, the yield on liquid deposits, which moves with changes in the short-end market rates, may rise faster than the loan yields and cause interest spread compression.

Notwithstanding the Bank’s underwriting standards that qualify borrowers at rates higher than presently exist, an increase in interest rates could also have a negative impact on the Bank’s results of operation by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the allowances for loan losses. In addition, fluctuations in interest rates may result in disintermediation, which is the flow of funds away from depository institutions into direct investments that pay a higher rate of return and may affect the value of the Bank’s investment securities and other interest-earning assets.

The Bank’s cost of funds may increase as a result of general economic conditions, interest rates or competitive pressures.

The Bank’s cost of funds may increase because of general economic conditions, interest rates and competitive pressures. The Bank has traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. If, as a result of general economic conditions, market interest rates, competitive pressures, or otherwise, the level of deposits at the Bank decreases relative to its overall banking operation, the Bank may have to rely more heavily on borrowings as a source of funds in the future, which may negatively impact net interest margin.

Risks associated with completed and potential acquisitions may adversely affect the Bank.

In 2002, the Bank acquired registered investment advisory firms Froley Revy and Starbuck Tisdale. In September 2004, the Bank acquired additional investment personnel and contracts and incorporated these business activities into Trainer Wortham. In January 2006, the Bank acquired First Signature and commenced business in banking offices in Boston, Massachusetts and Greenwich, Connecticut. The Bank may continue to make opportunistic acquisitions from time to time that further its business strategy. These acquisitions could involve numerous risks including difficulties in the assimilation of operations, services, products and personnel, the diversion of senior management’s attention from other business concerns and the potential loss of key employees. There can be no assurance that the Bank will be successful in completing future acquisitions, or if such transactions are completed that the Bank will be successful in integrating acquired businesses into its operations.

The Bank’s investment management business may be negatively impacted by changes in economic and market conditions, and clients may seek legal remedies for investment performance.

The Bank’s investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. A decline in assets under management and fee revenues might result in a noncash charge to reduce the amount of goodwill or intangible assets recorded by the Bank related to its investment advisory subsidiaries.

The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the Bank’s control. The Bank cannot assure that broad market performance will be favorable in the future. In particular, the financial and securities markets experienced a significant downturn from March 2000 to early 2003. This decline adversely impacted the Bank’s investment advisory fee revenues. In addition, following the terrorist attacks in September 2001, the world financial and securities markets experienced a significant and precipitous decline in value and may continue to experience significant volatility as a result of, among other things, world economic and political conditions. Continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in the performance of the investment management business and may adversely affect the level of assets under management.

The management contracts of the investment advisory subsidiaries generally provide for fees payable for investment management services based on the market value of assets under management. Because most contracts provide for fees based on market values of securities, fluctuations in securities prices may have a material adverse effect on results of operation and financial condition.

In addition, following periods of volatile market conditions, investment management clients may seek legal remedies for investment performance, and the Bank may incur legal expenses or other costs that may not be covered by insurance. In 2003, a lawsuit was filed by a former investment management client of Trainer Wortham against several parties, including Trainer Wortham. The complaint alleged causes of action for breach of contract and breach of fiduciary duty arising out of the purported mismanagement of the plaintiff’s account. In 2005, the Bank settled this case and incurred approximately $2.0 million of legal costs that were not reimbursed by its liability insurance coverage.

In February 2002, Trainer Wortham began to manage assets (currently $293 million) following the sale of collateralized debt obligations by Bear Stearns as the placement agent for Trainer Wortham First Republic CBO II, Limited (“CBO II”), a Cayman Islands entity. According to an online report in August 2005, Bear Stearns had received a subpoena from the Office of the New York State Attorney General requesting documents relating to Bear Stearns’ placement and subsequent valuation of $16 million of several collateralized debt obligations, including certain debt of CBO II. Trainer Wortham has not received any inquiry from any regulatory agency regarding CBO II, nor has it received any indication that any inquiry is forthcoming. However, there can be no assurance that Trainer Wortham will not receive such a regulatory inquiry in the future, in which case Trainer Wortham would cooperate fully with any such inquiry.

The Bank and its subsidiaries also have been named as a defendant, from time to time, in legal actions arising in the ordinary course of business. At the present time, there are no such actions, which, in the opinion of management, are material.

The investment management business is highly regulated.

The investment management business is highly regulated, primarily at the federal level. Our three subsidiaries (Trainer Wortham, Starbuck Tisdale and Froley Revy) are registered investment advisors under the Investment Advisors Act of 1940, as amended. First Republic Bank and First Republic Trust Company may also provide investment management services, but are separately regulated and are not required to register as investment advisors. Each subsidiary providing investment management services is subject to fiduciary laws. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary, record keeping, operational and disclosure obligations. In addition, Trainer Wortham and Froley Revy act as subadvisors or advisors to mutual funds that are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

These subsidiaries are also subject to the provisions and regulations of ERISA to the extent they act as a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit transactions involving the assets of each ERISA plan that is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

Applicable law provides that all investment contracts with mutual fund clients may be terminated by the mutual fund without penalty, upon no later than 60 days’ notice. Investment contracts with institutional and other clients are typically terminable by the client, without penalty, upon 30 days’ notice or less.

The failure of any of the subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees, or other sanctions, including revocation of such subsidiary’s registration as an investment advisor.

The banking business is highly regulated.

State chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. The Bank, as a Nevada state chartered commercial bank, is subject to regulation and supervision by the FDIC and Nevada Commissioner. Federal and state laws and regulations govern numerous matters, including changes in the ownership or control of banks, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts, and terms of extensions of credit and investments, maintenance of permissible non-banking activities, maintenance of deposit insurance, protection of financial privacy the level of reserves against deposits, and restrictions on dividend payments.

The FDIC and the Nevada Commissioner possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. These and other restrictions limit the manner in which the Bank and its subsidiaries may conduct business and obtain capital or financing.

The Bank’s stock price can be volatile.

The Bank’s stock price can fluctuate widely in response to a variety of factors, including actual or anticipated variations in quarterly operating results; recommendations by securities analysts and news reports relating to trends, concerns and other issues in the financial services industry. Other factors include new technology used or services offered by our competitors; operating and stock price performance of other companies that investors deem comparable to the Bank; and changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as future terrorist attacks and activities, economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause the Bank’s stock price to decrease regardless of the Bank’s operating results.

Future legislation could change our competitive position.

Various legislation, including proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in the Congress. This legislation may change banking statutes and the operating environment of the Company and its subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operation of the Bank or any of its subsidiaries.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Bank does not own any real property. Management believes that the Bank’s current and planned facilities are adequate for its current level of operations. The Bank and its subsidiaries lease offices at the following locations, with terms expiring at dates ranging from August 2006 – July 2021, although certain of the leases contain options to extend beyond these dates.

Address

111 Pine Street, San Francisco, CA (Corporate Headquarters)

101 Pine Street, San Francisco, CA

388 Market Street, San Francisco, CA*

44 Montgomery Street, San Francisco, CA

One Embarcadero Center, San Francisco, CA

5628 Geary Boulevard, San Francisco, CA

1088 Stockton Street, San Francisco, CA

1809 Irving, San Francisco, CA

2001 Van Ness Avenue, San Francisco, CA

3533 California Street, San Francisco, CA

210 Lincoln Boulevard (The Presidio of San Francisco), San Francisco, CA

1155 California Drive, Burlingame, CA

1111 South El Camino Real, San Mateo, CA

776 El Camino Real, Redwood City, CA

1215 El Camino Real, Menlo Park, CA

2275 El Camino Real, Palo Alto, CA

1099 Fourth Street, San Rafael, CA

640 Third Street, Santa Rosa, CA

999 Adams Street, St. Helena, CA

1888 Century Park East, Los Angeles, CA

901 West 7th Street, Los Angeles, CA

10900 Wilshire Boulevard, Suite 900, Los Angeles, CA*

9593 Wilshire Boulevard, Beverly Hills, CA

12070 Ventura Boulevard, Studio City, CA

2800 East Coast Hwy, Corona Del Mar, CA

3991 MacArthur Boulevard, Newport Beach, CA

16 - 20 W. Canon Perdido Street, Santa Barbara, CA*

116 E. Grand Avenue, Escondido, CA

8347 La Mesa Blvd., La Mesa, CA

1110 Camino Del Mar, Del Mar, CA

1200 Prospect Street, La Jolla, CA

56 Mason St., Greenwich, CT (opened January 31, 2006)

160 Federal Street, Boston, MA (opened January 31, 2006)

8310 W. Sahara Ave., Las Vegas, NV

320 Park Avenue, New York, NY

1230 Avenue of the Americas (Rockefeller Center), New York, NY

10 Columbus Circle, New York, NY

*	Non-depositary office locations

Item 3. Legal Proceedings.

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Bank’s business, to which the Bank or any of its subsidiaries is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2005.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

This information is incorporated by reference to page 62 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2005.

There were no repurchases of equity securities during the fourth quarter of 2005.

Item 6.	Selected Financial Data.

The following table presents selected financial data for each of the last five fiscal years:

	At or for the Year Ended December 31,
($ in thousands, except per share data)	2005	2004	2003	2002	2001
Selected Financial Data:
Interest income	$423,423	$289,812	$249,983	$244,840	$281,031
Interest expense	169,773	87,758	85,210	102,471	155,978

Net interest income	253,650	202,054	164,773	142,369	125,053
Provision for loan losses	4,000	5,000	7,000	6,500	1,400

Net interest income after provision for loan losses	249,650	197,054	157,773	135,869	123,653
Noninterest income	72,913	61,944	64,176	45,300	27,000
Noninterest expense	216,616	172,914	148,999	131,448	101,470
Net income	$60,827	$46,499	$37,050	$26,401	$25,062

Share and Per Share Data:
Common shares outstanding	26,359	24,675	23,346	21,812	20,538
Diluted common shares outstanding	26,029	24,841	23,221	23,519	21,675
Book value per common share	$17.80	$15.73	$14.21	$12.98	$11.29
Dividends paid per common share	$0.475	$0.367	$0.25	$—	$—

Selected Balance Sheet Data:
Total assets	$9,319,910	$7,422,997	$6,002,943	$4,854,695	$4,197,626
Cash and investment securities	1,791,496	954,967	807,535	822,135	581,354
Total loans	6,656,334	5,461,878	4,481,170	3,707,149	3,211,946
Customer deposits	7,019,048	5,604,582	4,582,896	3,626,149	3,238,108
FHLB advances	1,429,500	1,068,000	829,000	740,500	574,500
Subordinated debentures and notes	63,770	63,770	63,770	70,237	70,252
Minority interest in subsidiaries (1)	148,590	148,590	148,740	89,000	48,500
Stockholders’ equity	$584,120	$453,094	$331,699	$283,179	$231,851

Capital Ratios:
Leverage ratio	7.17%	6.90%	6.11%	5.98%	5.90%
Tier 1 risk based capital ratio	11.06%	10.19%	9.18%	9.59%	9.33%
Total risk based capital ratio	12.83%	12.71%	13.21%	13.45%	12.79%

Fixed Charges Ratios:
Ratio of earnings to fixed charges (2):
Excluding interest on deposits	2.21x	2.36x	2.37x	1.97x	1.82x
Including interest on deposits	1.44x	1.63x	1.61x	1.36x	1.26x

(1)	Represents issuances by First Republic Preferred Capital Corporation of its Series A, Series B, Series C and Series D preferred stock and by First Republic Preferred Capital Corporation II of its Series B preferred stock.
(2)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before minority interest, income taxes and fixed charges. Fixed charges represent dividends on preferred shares, amortization of preferred stock issuance costs, early redemption costs on debentures and preferred stock, interest expense and estimated interest component of net rental expense.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation.

This information is incorporated by reference to pages 39 through 61 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2005.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk Management

This information is incorporated by reference to pages 47 through 50 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2005.

Item 8. Financial Statements and Supplementary Data.

This information is incorporated by reference commencing on page 2 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2005.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in or disagreements with accountants during the Bank’s two most recent fiscal years.

Use of Accounting Firms

First Republic Bank is presently using and has historically used several of the largest accounting firms to perform different services. KPMG LLP (“KPMG”) has served as the Bank’s independent registered public accounting firm for more than ten years. Their primary recurring responsibilities include (i) conducting the annual audits of the Bank’s consolidated financial statements and management’s assessment of the effectiveness of the Bank’s internal control over financial reporting and (ii) preparing the annual federal and state income tax returns. As external auditor, KPMG has also performed certain routine duties in connection with the offering of securities and other capital market activities.

In June 2000, the Bank replaced its internal audit department by engaging PricewaterhouseCoopers LLP (“PWC”) to perform the internal audit function on an outsource basis. The Bank has supplemented the efforts of PWC with the hiring of a team of experienced internal auditors who work in connection with PWC under the guidance of the Bank’s Audit Committee. The Bank believes that this arrangement provides access to specialized audit skills and other audit resources that can be focused on the Bank’s operations on an as needed basis.

Since 1995, the Bank has used the firm of Deloitte & Touche LLP (“Deloitte”) to perform an independent credit review of the Bank’s loan portfolio. Over the course of each year, a significant amount of loans are reviewed for underwriting process, credit administration, accuracy of loan grading, and compliance with loan policies. In 2004 and 2005, Deloitte also was engaged to provide certain specialized internal compliance audit services.

Each of these three firms conducts its work under engagement letters and reports their findings regularly to the Bank’s Audit Committee.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by SEC rules, the Bank carried out an evaluation of the effectiveness of the design and operation of its “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act as of the end of the period covered by this report. The Bank’s management, including the Bank’s chief executive officer and chief financial officer, supervised and participated in the evaluation. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Bank’s disclosure controls and procedures, as of December 31, 2005, were effective for providing reasonable assurance that information required to be disclosed by the Bank in such reports was accumulated and communicated to the Bank’s management, including its chief executive officer and chief financial officer, as appropriate to allow to timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

See pages 37 and 38 of the Bank’s 2005 Annual Report to Stockholders for Management’s Report on Internal Control Over Financial Reporting and the related Report of Independent Registered Public Accounting Firm, each of which is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no significant changes in the Bank’s internal control over financial reporting during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The following table sets forth the directors and senior executive and corporate officers of First Republic Bank and certain pertinent information about them.

Name	Age	Position Held with the Bank
Roger O. Walther (1) (2) (3) (4)	70	Chairman of the Board
James H. Herbert, II (1)	61	President, Chief Executive Officer and Director
Katherine August-deWilde (1)	58	Executive Vice President, Chief Operating Officer and Director
James J. Baumberger	63	Senior Consultant and Director
Edward J. Dobranski	55	Executive Vice President, Secretary and General Counsel
David B. Lichtman	42	Executive Vice President, Chief Credit Officer
Charles V. Moore	66	Director and Chairman, Trainer Wortham & Company, Inc.
Willis H. Newton, Jr.	56	Executive Vice President, Chief Financial Officer
Bruce F. Anderson	69	President, Trust Company
David C. Tateosian	43	President, First Republic Securities
Robert L. Thornton	48	President, First Republic Wealth Advisors
Ignacio Alferos, Jr.	51	Senior Vice President, Controller
Daniel A. Ben-Ora	46	Senior Vice President, Chief People Officer
Elizabeth Fitzpatrick	57	Senior Vice President, Deposits
Raul I. Galano	46	Senior Vice President, Trust Company
Paul W. Gardner	60	Senior Vice President, Credit Administration
Michael J. Harrington	56	Senior Vice President, Deputy Manager, Trust Company
Nancy L. Segreto	53	Senior Vice President, Loan Operations
Dale A. Smith	51	Senior Vice President, Chief Information Officer
Thomas J. Barrack, Jr. (3)	59	Director
James P. Conn (2) (3)	68	Director
Frank J. Fahrenkopf, Jr. (4)	66	Director
L. Martin Gibbs	68	Director
James F. Joy (2) (3) (4)	68	Director
Pamela J. Joyner	47	Director
Jody S. Lindell (2)	54	Director
George G.C. Parker	67	Director

(1)	Member of the Executive Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

The directors of the Bank serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served in their positions since the Bank’s inception.

The backgrounds of the directors and executive officers of the Bank are as follows:

Roger O. Walther has been Chairman of the Board of Directors since the founding of the Bank in 1985. He is a director of the Bank serving until 2006. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of The Charles Schwab Corporation, a director of the San Francisco Symphony and a director of the UCSF Foundation. He was formerly Founding Chairman of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S., 1958, and the Wharton School, University of Pennsylvania, M.B.A., 1961.

James H. Herbert, II has been President, Chief Executive Officer and a director of the Bank since its founding in 1985. He is a director, serving until 2006. From 1980 to July 1985, Mr. Herbert was Founding President, Chief Executive Officer and a director of San Francisco Bancorp. Mr. Herbert is the Co-Chair of the San Francisco Ballet Association, trustee of the San Francisco Foundation, a director of the Joyce Theater Association, a director of the National Foundation for Teaching Entrepreneurship (Northern California), a member of Babson’s Board of Overseers and a director of The BASIC Fund. He is a graduate of Babson College, B.S., 1966, New York University, M.B.A., 1969 and President’s Leadership Program, 2003, Harvard Business School.

Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2007. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer at PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975. She is a member of the Stanford University Graduate School of Business Advisory Council.

James J. Baumberger is Senior Consultant and a director of the Bank serving until 2008. He joined the Bank in May 1990 and served as Executive Vice President of First Republic from 1997 to 2002. Mr. Baumberger has previously served as President and Director of both First Republic Savings Bank and First Republic Mortgage, Inc.

Edward J. Dobranski is Executive Vice President, General Counsel and Secretary of the Bank. He joined the Bank in 1992. Prior to that, Mr. Dobranski practiced banking, real estate and corporate law through positions held with the federal government, in private practice and as Corporate Counsel. Mr. Dobranski is a graduate of Coe College, B.A., 1972 and Creighton University, J.D., 1975.

David B. Lichtman is Executive Vice President and Chief Credit Officer and has held this position since 1995. He has been employed by the bank since 1986, holding positions in all phases of lending operations. He is a graduate of Vassar College, B.A., 1985 and University of California-Berkeley, M.B.A., 1990.

Charles V. Moore is a director of the Bank serving until 2008. Mr. Moore is Chairman of Trainer, Wortham & Company, Incorporated, an investment advisory firm in New York City and wholly owned subsidiary of the Bank since 1999; from 1977 to 2003, he was President of Trainer Wortham. He is a graduate of University of Virginia, B.A., 1961, Vanderbilt University Law School, L.L.B., 1964, Wharton Business School, M.B.A., 1966.

Willis H. Newton, Jr. is Executive Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971 and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

Bruce F. Anderson is President of First Republic Trust Company. He has over 30 years prior experience leading the Trust Division of Pacific Bank and managing trust activities in Northern California and New York State for regional commercial banks. Mr. Anderson is a graduate of Brown University, B.A., and Creighton University Law School, L.L.B.

David L. Tateosian is the President of First Republic Securities Company. He joined the Bank in 2003 and has 20 years of investment experience, including Senior Vice President at Preferred Trade and Vice President and Branch Manager for Fidelity Investments in San Francisco. He earned his B.S. in Business Administration from the University of Vermont and holds his Series 3, 4, 6, 7, 9, 10, 24, 55, and 63 licenses.

Robert L. Thornton is the President of First Republic Wealth Advisors. He joined the Bank in 2004 and has 22 years of banking/financial industry experience, including Head of Technology Mergers & Acquisitions for

Deutsche Bank Securities (San Francisco) with similar positions at Lehman Brothers, Credit Suisse First Boston and Goldman Sachs. He earned his B.A. from Duke University and his J.D. from Columbia University of Law.

Ignacio Alferos, Jr. is Senior Vice President and Controller of the Bank. Mr. Alferos joined the Bank in 1987 and became Vice President and Controller in 1996. Previously, he was an Assistant Vice President at Morgan Stanley Dean Witter where he held financial reporting and accounting management positions over an 8-year period. Mr. Alferos attended John F. Kennedy University and is a graduate of City College of San Francisco, 1976.

Daniel A. Ben-Ora is Senior Vice President and Chief People Officer. He joined the Bank in 2002 and has 25 years of Human Resources (HR) experience, including 13 years in corporate HR positions and 12 years in HR consulting. He earned his B.A. in Industrial Psychology & Business Administration from the University of California at Berkeley.

Elizabeth Fitzpatrick is Senior Vice President, Retail Operations and Deposits. Ms. Fitzpatrick became the head of the Bank’s deposit operations in 1998 and added responsibilities for private banking offices in 2003. She has been responsible for developing and supporting new customer services. Her banking career spans more than 25 years and includes a broad range of consulting assignments and line management responsibilities for all aspects of retail branch and deposit support functions. Ms. Fitzpatrick attended the University of London and is a graduate of the Pacific Coast Banking School.

Raul I. Galano is Senior Vice President of the Trust Company. He joined the Bank in 1999 and has over 25 years of banking trust and operations experience, including senior trust operations positions at Greater Bay Trust, University Bank & Trust, and The Pacific Bank. He received a B.S. in Industrial Management Engineering from De La Salle University in the Philippines, an M.B.A. from Golden Gate University, and a Masters in Science from San Jose State University.

Paul W. Gardner is Senior Vice President, Credit Administration. He joined the Bank in 2001 and has 37 years of experience in banking, with 32 years at Bank of America, including serving as Credit Administrator, Domestic and International Private Banking. He earned his B.S. in Marketing and Finance from the University of Colorado, and completed post-graduate studies in finance, accounting and systems management at Golden Gate University, and Graduate School of Banking, University of Michigan.

Michael J. Harrington is Senior Vice President, Deputy Manager of First Republic Trust Company, which he joined in 2002. Previously, he held the position of Senior Vice President and Regional Fiduciary Executive for Bank of America. His career includes experiences in investment counseling and investment management. Mr. Harrington is a graduate of University of California-Los Angeles, B.A., 1972 and J.D., 1975.

Nancy L. Segreto is Senior Vice President, Loan Operations. She joined the Bank in 2002 and has over 30 years experience in banking operations and consulting, including at Bank of Hawaii, Bank of America and International Private Bank. She earned her B.A. in Business Administration from San Francisco State University.

Dale A. Smith joined the Bank as Senior Vice President and Chief Information Officer in 2000, after holding a similar position at Imperial Bank for several years. Previously, Mr. Smith was a senior manager in the computer risk management practice of a major consulting firm and the head of technology and general audit services for a regional bank. He is a CPA and a graduate of Bowling Green State University, B.A., 1975.

Thomas J. Barrack, Jr. is a director of the Bank serving until 2007. Mr. Barrack is Chairman and Chief Executive Officer of Colony Capital, LLC, an international real estate investment and management firm. He is a director of Continental Airlines, Inc., and Accor Hotel Group. He is a graduate of the University of Southern California, B.A., 1969 and J.D., 1972.

James P. Conn is a director of the Bank serving until 2007. Mr. Conn was formerly Chief Investment Officer of Financial Security Assurance, Inc. and Transamerica, Inc. He is a director of Gabelli Dividend and Income Trust, Gabelli Equity Trust, Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Global Gold, Natural Resources and Income Trust, and Gabelli Global Utility and Income Trust. He is a graduate of Santa Clara University, B.S., 1959.

Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2008. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From 1983 to 1989, he was Chairman of the Republican National Committee. He is a director of Gabelli Equity Trust, Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Dividend and Income Trust, and Gabelli Global Gold, Natural Resources and Income Trust. Mr. Fahrenkopf is a graduate of the University of Nevada- Reno, B.A., 1962, and the University of California-Berkeley, L.L.B., 1965.

L. Martin Gibbs is a director of the Bank serving until 2008. Mr. Gibbs is a partner in the law firm of White & Case LLP, counsel to the Bank. Previously, he was a partner in the law firm of Clifford Chance, LLP, prior counsel to the Bank. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

James F. Joy is a director of the Bank serving until 2006. Mr. Joy is Senior Managing Director for CVC Capital Partners Limited. He is a director of Metzeler Automotive Profile Systems (London). He is a graduate of Trinity College, B.S., 1959, B.S.E.E., 1960 and New York University, M.B.A., 1964.

Pamela J. Joyner is a director of the Bank serving until 2008. Ms. Joyner is a Founding Partner of Avid Partners L.L.C., which provides strategic marketing consulting services to alternative investment managers. Previously, Ms. Joyner led units at Bowman Capital Management, L.L.C., and was a senior executive at Capital Guardian Trust Company. She is a director of The Sharper Image, a trustee of Dartmouth College and Co-Chair of the San Francisco Ballet Association. She is a graduate of Dartmouth College, B.A., 1979; Harvard University, M.B.A, 1984; Dartmouth College, M.A. Honorary Degree, 2001.

Jody S. Lindell is a director of the Bank serving until 2007. Ms. Lindell is President and CEO of S.G. Management Inc., an asset management company. Until May 2000, Ms. Lindell was a partner in the San Francisco office of KPMG LLP. She is a past Board member of the Girl Scout Council of the San Francisco Bay and the Schools of the Sacred Heart. She is a graduate of Stanford University, B.A., 1973 and M.B.A., 1975. Certified Public Accountant.

George G.C. Parker is a director of the Bank serving until 2006. Since 1973, Mr. Parker has been affiliated with the Stanford University Graduate School of Business, where he is the Dean Witter Distinguished Professor of Finance and Management; previously, he was Senior Associate Dean for Academic Affairs and Director of the MBA Program. He is a director of Continental Airlines, Inc., iShares Mutual Funds, Tejon Ranch Company and Threshold Pharmaceuticals. He is a graduate of Haverford College, B.A., 1960, Stanford University, M.B.A., 1962 and Ph.D., 1967.

Code of Ethics

All employees of the Bank are subject to a code of ethics. We adopted this code of ethics in accordance with corporate governance regulations to cover the activities of the Company’s officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 11. Executive Compensation.

This information is incorporated by reference to the Bank’s definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans and other information regarding security ownership is incorporated by reference to the Bank’s definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 13. Certain Relationships and Related Transactions.

This information is incorporated by reference to the Bank’s definitive proxy statement under the caption “Executive Compensation” that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 14. Principal Accounting Fees and Services.

This information is incorporated by reference to the Bank’s definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following financial statements are contained in the Bank’s 2005 Annual Report to Stockholders and are incorporated in this Report on Form 10-K by reference:

(1)	Financial Statements:

First Republic Bank Annual Report to Stockholders	Page
At December 31, 2005 and 2004:
Consolidated Balance Sheet	A-58
For the years ended December 31, 2005, 2004 and 2003:
Consolidated Statement of Income and Comprehensive Income	A-57
Consolidated Statement of Stockholders’ Equity	A-60
Consolidated Statement of Cash Flows	A-61
Notes to Consolidated Financial Statements	A-62
Report of Independent Registered Public Accounting Firm	A-97
Reports on Internal Control over Financial Reporting:
Management’s Report on Internal Control over Financial Reporting	A-98
Report of Independent Registered Public Accounting Firm	A-99

(2)	Financial Statement Schedules:

Financial Statement schedules are omitted either because they are not required or are not applicable, or because the required information is shown in the consolidated financial statements or notes thereto.

(3)	Exhibits:

If an exhibit number is marked with a symbol, the exhibit is incorporated by reference as follows:

#	(one pound sign)	Incorporated by reference to the Bank’s Registration Statement on Form 8-A as filed on September 12, 1997.
##	(two pound signs)	Incorporated by reference in the Bank’s Offering Circular as filed on September 17, 1997.
♦	(one diamond)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 1997.
♦♦	(two diamonds)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 1998.
♦♦♦	(three diamonds)	Incorporated by reference to the Bank’s Form 8-K as filed on February 3, 2004.
*	(one asterisk)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 2000.
**	(two asterisks)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 2001.
***	(three asterisks)	Incorporated by reference to the Bank’s Form 8-K as filed on June 26, 2003.
§	(one club)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 2003.
§§	(two clubs)	Incorporated by reference to the Bank’s Form 8-K as filed on March 18, 2005.
§§§	(three clubs)	Incorporated by reference to the Bank’s Form 10-K for the year ended December 31, 2004.

The exhibit number in the referenced filing is in parentheses immediately following the description herein of the exhibit.

Exhibit No.		Description

3.1	#	Articles of Incorporation, as amended and restated (3.1).

3.2	#	Bylaws, as currently in effect (3.2).

4.1	##	Fiscal and paying agent agreement between First Republic Bank and United States Trust Company of California dated September 17, 1997 (Exhibit 1).

4.2	♦	Specimen stock certificate of Registrant’s Common Stock (4.4).

4.3	♦♦♦	Certificate of Designations of First Republic Bank for its 6.7% Noncumulative Series A Preferred Stock (3.3).

4.4	**	Certificate of Designations of First Republic Bank for its 10.50% Noncumulative Series G Preferred Stock (4.5).

4.5	**	Certificate of Designations of First Republic Bank for its 8.875% Noncumulative Series H Preferred Stock (4.6).

4.6	**	Certificate of Designations of First Republic Bank for its 5.7% Noncumulative Series C Preferred Stock (4.7).

4.7	***	Certificate of Designations of First Republic Bank for its 7.25% Noncumulative Series D Preferred Stock (3).

4.8	§§	Certificate of Designations of First Republic Bank for its 6.25% Noncumulative Series B Preferred Stock (3.1).

10.1	§§§	Employee Stock Ownership Plan (10.1).

10.2	♦	Key man life insurance policy on James H. Herbert, II (10.3).

10.3	§	Form of key man life insurance policy for five executives (10.4).

10.4	**	Lease Agreement dated October 17, 2001 between First Republic Bank and RCPI Landmark Properties, L.L.C. (10.4).

10.5	♦	Advances and Security Agreement dated as of June 24, 1991 between the Federal Home Loan Bank of San Francisco (“FHLB”) and First Republic Bank (10.6).

10.6	♦	Form of 1995 Performance-Based Contingent Stock Option Agreement (10.8).

10.7	§	Amended and Restated Employee Stock Purchase Plan (10.8).

10.8	♦♦	Form of Change in Control Severance Benefits Plan Agreement as amended (10.11).

10.9	♦♦	Form of Change in Control Retention Bonus and Insurance Benefits Plan Agreement as amended (10.12).

10.10	♦♦	1998 Stock Option Plan, as amended and restated (10.13).

10.11	♦♦	Lease Agreement dated February 15, 1998, as amended on March 6, 1998, between First Republic Bank and DoubleWood Investment, Inc. (10.14).

10.12	*	2000 Restricted Stock Plan (10.15).

10.13		Deferred Compensation Plan (filed herewith).

10.14		Deferred Equity Unit Plan (filed herewith).

10.15		2003 Restricted Stock Plan (filed herewith).

10.16		Form of Supplemental Executive Retirement Benefits Agreement (filed herewith).

10.17		Form of Endorsement Method Split-Dollar Agreement (filed herewith).

Exhibit No.	Description

11.1	Statement of Computation of Earnings Per Share (filed herewith).

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges (filed herewith).

13.1	2005 Annual Report to Stockholders (filed herewith).

21.1	Subsidiaries of First Republic Bank (filed herewith).

31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1	Certification of Chief Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2	Certification of Chief Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST REPUBLIC BANK

BY:	/S/ WILLIS H. NEWTON, JR. Willis H. Newton, Jr.	Executive Vice President and Chief Financial Officer	March 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ ROGER O. WALTHER (Roger O. Walther)	Chairman of the Board	March 14, 2006

/S/ JAMES H. HERBERT, II (James H. Herbert, II)	President, Chief Executive Officer and Director	March 14, 2006

/S/ KATHERINE AUGUST-DEWILDE (Katherine August-deWilde)	Executive Vice President, Chief Operating Officer and Director	March 14, 2006

/S/ WILLIS H. NEWTON, JR. (Willis H. Newton, Jr.)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 14, 2006

/S/ JAMES J. BAUMBERGER (James J. Baumberger)	Senior Consultant and Director	March 14, 2006

/S/ IGNACIO ALFEROS, JR. (Ignacio Alferos, Jr.)	Senior Vice President and Controller (Principal Accounting Officer)	March 14, 2006

/S/ THOMAS J. BARRACK, JR. (Thomas J. Barrack, Jr.)	Director	March 14, 2006

/S/ JAMES P. CONN (James P. Conn)	Director	March 14, 2006

/S/ FRANK J. FAHRENKOPF, JR. (Frank J. Fahrenkopf, Jr.)	Director	March 14, 2006

/S/ L. MARTIN GIBBS (L. Martin Gibbs)	Director	March 14, 2006

/S/ JAMES F. JOY (James F. Joy)	Director	March 14, 2006

/S/ PAMELA J. JOYNER (Pamela J. Joyner)	Director	March 14, 2006

/S/ JODY S. LINDELL (Jody S. Lindell)	Director	March 14, 2006

/S/ CHARLES V. MOORE (Charles V. Moore)	Director	March 14, 2006

/S/ GEORGE G.C. PARKER (George G.C. Parker)	Director	March 14, 2006

EXHIBIT 11.1

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2005	2004	2003	2002	2001
Basic EPS:
Net income available to common stockholders	$54,015,000	$42,543,000	$37,050,000	$26,401,000	$25,062,000

Weighted average shares:
Outstanding, including treasury shares, beginning of year	24,966,767	24,966,766	24,966,766	28,731,886	27,963,204
Exercised stock options	285,933	167,980	221,062	612,289	421,816
Issued in a private placement	242,301	—	—	—	—
Vested under restricted stock grants	50,688	24,768	378	80,151	79,617
Purchased by employees	9,179	5,912	9,956	5,399	6,597
Issued for deferred equity units	7,014	9,353	8,988	6,645	6,201
Treasury shares	(1,125,922)	(1,934,709)	(3,449,424)	(8,005,966)	(8,270,932)

Adjusted wtd. avg. common shares outstanding	24,435,960	23,240,070	21,757,726	21,430,404	20,206,503

Net income per share—basic	$2.21	$1.83	$1.70	$1.23	$1.24

Diluted EPS:
Net income available to common stockholders	$54,015,000	$42,543,000	$37,050,000	$26,401,000	$25,062,000
Effect of convertible preferred stock, net of taxes(1)	231,000	255,000	239,000	249,000	126,000

Adjusted net income for diluted EPS calculation	$54,246,000	$42,798,000	$37,289,000	$26,650,000	$25,188,000

Weighted average shares:
Common shares outstanding	24,435,960	23,240,070	21,757,726	21,430,404	20,206,503
Dilutive stock options under the treasury stock method	972,868	996,318	804,145	1,371,027	1,188,129
Nonvested under restricted stock grants	162,938	74,511	27,171	46,153	96,516
Contingently issuable(2)	113,518	186,427	288,791	327,461	—
Issuable upon conversion of convertible preferred stock(1)	343,530	343,530	343,530	343,530	183,529

Adjusted wtd. avg. common shares outstanding	26,028,814	24,840,856	23,221,363	23,518,575	21,674,677

Net income per share—diluted	$2.08	$1.72	$1.61	$1.13	$1.16

(1)	In June 2001, FRPCC issued Series C preferred stock that is convertible into the Bank’s common stock. The diluted EPS calculation includes the number of shares that would be outstanding if all such convertible preferred stock shares were converted to the Bank’s common stock. The Bank adjusts reported net income available to common stockholders for the effect of dividends on the convertible preferred stock, net of taxes.
(2)	The amount is an estimate of the number of contingently issuable shares that will be issued in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy. The exact number of shares cannot be calculated prior to issuance.

The Bank followed SFAS No. 128, “Earnings Per Share,” for each period presented.

EXHIBIT 12.1

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
($ in thousands)		2005	2004	2003	2002	2001
I.	Income before income taxes, minority interest, and accounting change	$105,947	$86,084	$72,950	$49,721	$49,183
	Preferred stock dividends	(6,812)	(3,956)	—	—	—
	Preferred stock dividends of subsidiaries	(12,462)	(12,466)	(10,669)	(8,172)	(5,838)
	Amortization of preferred stock issuance costs	(621)	(621)	(509)	(403)	(408)

	Earnings before adjustment for fixed charges	$86,052	$69,041	$61,772	$41,146	$42,937

II.	Fixed charges, excluding interest on customer deposits:

	Interest on debentures, notes and other borrowings	$45,361	$28,525	$28,309	$30,114	$43,772
	Preferred stock dividends	6,812	3,956	—	—	—
	Preferred stock dividends of subsidiaries	12,462	12,466	10,669	8,172	5,838
	Amortization of preferred stock issuance costs	621	621	509	403	408
	Estimated interest component of net rental expense	5,692	5,123	4,793	3,599	2,156
	Early redemption costs on debentures and preferred stock	—	6	712	(2)	326

	Total fixed charges, excluding interest on customer deposits	$70,948	$50,697	$44,992	$42,286	$52,500

III.	Fixed charges, including interest on customer deposits:

	Interest on debentures, notes and other borrowings	$45,361	$28,525	$28,309	$30,114	$43,772
	Preferred stock dividends	6,812	3,956	—	—	—
	Preferred stock dividends of subsidiaries	12,462	12,466	10,669	8,172	5,838
	Amortization of preferred stock issuance costs	621	621	509	403	408
	Estimated interest component of net rental expense	5,692	5,123	4,793	3,599	2,156
	Early redemption costs on debentures and preferred stock	—	6	712	(2)	326
	Interest on customer deposits	124,412	59,233	56,901	72,357	112,206

	Total fixed charges, including interest on customer deposits	$195,360	$109,930	$101,893	$114,643	$164,706

IV.	Ratios of earnings to fixed charges:

	Excluding interest on customer deposits	2.21x	2.36x	2.37x	1.97x	1.82x
	Including interest on customer deposits	1.44x	1.63x	1.61x	1.36x	1.26x
Income and expenses for all years presented have been adjusted for the cost of preferred stock dividends paid by subsidiaries of the Bank and reported as a minority interest cost.

EXHIBIT 13.1

2005 ANNUAL REPORT TO STOCKHOLDERS

FINANCIAL CONTENTS

A-57	Consolidated Statement of Income and Comprehensive Income

A-58	Consolidated Balance Sheet

A-60	Consolidated Statement of Stockholders’ Equity

A-61	Consolidated Statement of Cash Flows

A-62	Notes to Consolidated Financial Statements

A-97	Report of Independent Registered Public Accounting Firm

A-98–A-99	Reports on Internal Control Over Financial Reporting:

—Management’s Report on Internal Control Over Financial Reporting

—Report of Independent Registered Public Accounting Firm

A-100	Management’s Discussion and Analysis of Financial Condition and Results of Operation

A-126	Quarterly and Additional Information

Note: The following pages A-57 to A-125 represent First Republic Bank’s audited consolidated financial statements and notes to consolidated financial statements in the Bank’s Annual Report to Stockholders for the year ended December 31, 2005, as well as management’s discussion and analysis of financial condition and results of operation related thereto, and page A-126 contains information regarding the market for the Bank’s common equity and related stockholder matters.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31,	2005	2004	2003
Interest income:
Interest on real estate and other loans	$361,241,000	$253,825,000	$217,721,000
Interest on investments	62,182,000	35,987,000	32,262,000

Total interest income	423,423,000	289,812,000	249,983,000

Interest expense:
Interest on customer deposits	124,412,000	59,233,000	56,901,000
Interest on FHLB advances and other borrowings	40,290,000	23,454,000	22,906,000
Interest on subordinated debentures and notes	5,071,000	5,071,000	5,403,000

Total interest expense	169,773,000	87,758,000	85,210,000

Net interest income	253,650,000	202,054,000	164,773,000
Provision for loan losses	4,000,000	5,000,000	7,000,000

Net interest income after provision for loan losses	249,650,000	197,054,000	157,773,000

Noninterest income:
Investment advisory fees	40,274,000	36,198,000	27,632,000
Trust fees	3,812,000	2,943,000	2,139,000
Brokerage fees	3,564,000	4,191,000	2,796,000
Loan and related fees	6,293,000	4,684,000	4,482,000
Loan servicing fees, net	3,188,000	4,884,000	356,000
Deposit customer fees	4,640,000	3,702,000	2,766,000
Gain on sale of loans	6,507,000	1,971,000	12,880,000
Gain (loss) on sale of investment securities	(630,000)	(940,000)	282,000
Income from investments in life insurance	4,405,000	3,906,000	2,217,000
Other income	860,000	405,000	1,243,000
Gain on sale of deposits	—	—	7,383,000

Total noninterest income	72,913,000	61,944,000	64,176,000

Noninterest expense:
Salaries and related benefits	113,068,000	87,463,000	75,260,000
Occupancy	33,064,000	27,375,000	27,112,000
Information systems	13,327,000	10,973,000	8,737,000
Advertising and marketing	14,241,000	10,264,000	8,538,000
Professional fees	8,815,000	6,260,000	4,223,000
Travel expenses	5,154,000	4,331,000	3,536,000
Insurance	3,763,000	3,884,000	3,463,000
Other expenses	25,184,000	22,364,000	18,130,000

Total noninterest expense	216,616,000	172,914,000	148,999,000

Income before minority interest in subsidiaries and income taxes	105,947,000	86,084,000	72,950,000
Minority interest in subsidiaries (Note 11)	13,082,000	13,087,000	11,178,000

Income before provision for income taxes	92,865,000	72,997,000	61,772,000
Provision for income taxes (Note 13)	32,038,000	26,498,000	24,722,000

Net income	60,827,000	46,499,000	37,050,000
Dividends on preferred stock	6,812,000	3,956,000	—

Net income available to common stockholders	$54,015,000	$42,543,000	$37,050,000

Other comprehensive income (loss), net of tax:
Net income	$60,827,000	$46,499,000	$37,050,000
Unrealized gain (loss) on cash flow hedges	(120,000)	625,000	(328,000)
Unrealized net loss on securities	(1,818,000)	(394,000)	(1,608,000)
(Gain) loss on sale of investment securities included in net income	366,000	601,000	(169,000)

Comprehensive income	$59,255,000	$47,331,000	$34,945,000

Basic earnings per common share	$2.21	$1.83	$1.70

Diluted earnings per common share	$2.08	$1.72	$1.61

Dividends paid per common share	$0.475	$0.367	$0.25

Weighted average basic shares outstanding	24,435,960	23,240,070	21,757,726

Weighted average diluted shares outstanding	26,028,814	24,840,856	23,221,363

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

December 31,	2005	2004
ASSETS
Cash and cash equivalents	$141,762,000	$87,987,000
Investment securities:
Investment securities available-for-sale	1,125,052,000	524,306,000
Investment securities held-to-maturity (fair value of $539,515,000 and $348,322,000 at December 31, 2005 and 2004, respectively)	524,682,000	342,674,000

Total investment securities (Note 2)	1,649,734,000	866,980,000

Loans (Note 3):
Single family (1-4 units) mortgages	3,061,452,000	2,610,756,000
Home equity lines of credit	774,643,000	678,825,000
Commercial real estate mortgages	1,052,750,000	880,261,000
Multifamily (5+ units) mortgages	701,421,000	564,031,000
Commercial business loans	441,287,000	257,194,000
Single family construction	165,037,000	130,766,000
Multifamily/commercial construction	83,662,000	69,363,000
Stock secured loans	95,376,000	72,385,000
Other secured loans	105,549,000	76,059,000
Unsecured loans and lines of credit	175,157,000	122,238,000

Total loans	6,656,334,000	5,461,878,000

Less:
Net deferred loan costs	4,365,000	3,895,000
Allowance for loan losses	(39,731,000)	(35,674,000)

Loans, net	6,620,968,000	5,430,099,000

Loans held for sale	376,107,000	637,975,000
Interest receivable	54,289,000	33,843,000
Mortgage servicing rights (Note 4)	25,865,000	19,168,000
Investments in life insurance	151,855,000	98,261,000
Prepaid expenses and other assets (Note 6)	93,398,000	56,118,000
Federal Home Loan Bank stock, at cost (Note 9)	73,626,000	64,970,000
Goodwill (Note 7)	71,001,000	68,922,000
Premises, equipment and leasehold improvements, net of accumulated depreciation of $42,670,000 and $33,796,000 at December 31, 2005 and 2004, respectively	61,305,000	58,674,000
Other real estate owned	—	—

Total Assets	$9,319,910,000	$7,422,997,000

CONSOLIDATED BALANCE SHEET

December 31,	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposits (Note 8):
Noninterest-bearing demand accounts	$1,000,332,000	$817,977,000
NOW checking accounts	1,052,035,000	920,418,000
Money Market Accounts (MMA) checking accounts	1,458,788,000	1,149,186,000
MMA savings and passbook accounts	1,937,405,000	1,685,856,000
Certificates of deposit	1,570,488,000	1,031,145,000

Total customer deposits	7,019,048,000	5,604,582,000
Federal Home Loan Bank advances (Note 9)	1,429,500,000	1,068,000,000
Other liabilities	74,882,000	84,961,000
Subordinated notes (Note 10)	63,770,000	63,770,000

Total liabilities	8,587,200,000	6,821,313,000

Minority interest in subsidiaries (Note 11)	148,590,000	148,590,000

Commitments and contingencies (Note 17)
Stockholders’ equity (Notes 14, 15, 16 and 18):
Preferred stock, $0.01 par value; 500,000 shares authorized;
6.70% noncumulative perpetual Series A preferred stock, $1,000 liquidation value per share; 65,000 shares authorized, issued and outstanding at December 31, 2005 and December 31, 2004	65,000,000	65,000,000
6.25% noncumulative perpetual Series B preferred stock, $1,000 liquidation value per share; 50,000 shares authorized, issued and outstanding at December 31, 2005	50,000,000	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 26,359,427 shares and 25,123,153 shares issued and outstanding at December 31, 2005 and 2004, respectively	264,000	251,000
Capital in excess of par value	191,991,000	147,989,000
Retained earnings	297,499,000	254,547,000
Deferred compensation	(23,146,000)	(13,277,000)
Treasury stock, at cost; 448,185 shares at December 31, 2004	—	(5,500,000)
Accumulated other comprehensive income, net	2,512,000	4,084,000

Total common stockholders’ equity	469,120,000	388,094,000

Total stockholders’ equity	584,120,000	453,094,000

Total Liabilities and Stockholders’ Equity	$9,319,910,000	$7,422,997,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Deferred Compens- ation	Treasury Stock	Accumu- lated Other Compre- hensive Income	Total Stock- holders’ Equity
Balance at December 31, 2002	$—	$168,000	$132,163,000	$186,940,000	$(1,962,000)	$(39,487,000)	$5,357,000	$283,179,000
Stock compensation costs			333,000		916,000			1,249,000
Tax benefits on stock compensation			2,548,000					2,548,000
Sale of 37,500 shares of treasury stock to the ESOP			435,000			460,000		895,000
Net unrealized loss on available-for-sale securities							(1,777,000)	(1,777,000)
Net unrealized loss on cash flow hedges							(328,000)	(328,000)
Exercise of options on 615,880 shares of common stock			(1,794,000)			7,544,000		5,750,000
Issuance of 733,555 shares of common stock, net			183,000			9,441,000		9,624,000
Purchase of 196,650 shares of treasury stock						(2,812,000)		(2,812,000)
Grant of 360,000 shares of restricted stock			1,977,000		(6,282,000)	4,305,000		—
Reclassify shares from issued and outstanding to treasury stock			787,000			(787,000)		—
Dividends on common stock				(3,679,000)				(3,679,000)
Net income				37,050,000				37,050,000

Balance at December 31, 2003	—	168,000	136,632,000	220,311,000	(7,328,000)	(21,336,000)	3,252,000	331,699,000
Stock compensation costs			564,000		2,460,000			3,024,000
Tax benefits on stock compensation			1,840,000					1,840,000
Sale of 30,000 shares of treasury stock to the ESOP			692,000			368,000		1,060,000
Net unrealized gain on available-for-sale securities							207,000	207,000
Net unrealized gain on cash flow hedges							625,000	625,000
Three-for-two stock split		83,000		(83,000)				—
Exercise of options on 322,567 shares of common stock			(504,000)			3,956,000		3,452,000
Issuance of 65,000 shares of preferred stock	65,000,000		(2,392,000)					62,608,000
Issuance of 606,744 shares of common stock, net			6,767,000		14,000	7,479,000		14,260,000
Grant of 331,875 shares of restricted stock			4,390,000		(8,423,000)	4,033,000		—
Dividends on preferred stock				(3,956,000)				(3,956,000)
Dividends on common stock				(8,224,000)				(8,224,000)
Net income				46,499,000				46,499,000

Balance at December 31, 2004	65,000,000	251,000	147,989,000	254,547,000	(13,277,000)	(5,500,000)	4,084,000	453,094,000
Stock compensation costs			584,000		5,126,000			5,710,000
Tax benefits on stock compensation			4,919,000					4,919,000
Sale of 30,000 shares of common stock to the ESOP			1,110,000					1,110,000
Net unrealized loss on available-for-sale securities							(1,452,000)	(1,452,000)
Net unrealized loss on cash flow hedges							(120,000)	(120,000)
Exercise of options on 487,783 shares of common stock		5,000	1,896,000			2,352,000		4,253,000
Issuance of 50,000 shares of preferred stock	50,000,000		(1,368,000)					48,632,000
Issuance of 721,525 shares of common stock, net		6,000	23,861,000		386,000	769,000		25,022,000
Grant of 445,150 shares of restricted stock		2,000	13,000,000		(15,381,000)	2,379,000		—
Dividends on preferred stock				(6,812,000)				(6,812,000)
Dividends on common stock				(11,063,000)				(11,063,000)
Net income				60,827,000				60,827,000

Balance at December 31, 2005	$115,000,000	$264,000	$191,991,000	$297,499,000	$(23,146,000)	$—	$2,512,000	$584,120,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2005	2004	2003
Operating Activities:
Net income	$60,827,000	$46,499,000	$37,050,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	4,000,000	5,000,000	7,000,000
Depreciation and amortization	12,179,000	9,508,000	9,387,000
Amortization of net loan (fees) costs	(1,151,000)	(894,000)	602,000
Amortization of mortgage servicing rights	7,060,000	4,611,000	6,709,000
Amortization of investment securities discounts	(594,000)	(299,000)	(548,000)
Amortization of investment securities premiums	9,961,000	5,837,000	4,423,000
Loans originated for sale	(1,414,834,000)	(770,892,000)	(521,087,000)
Loans sold into commitments	1,673,996,000	1,083,508,000	1,224,875,000
Tax benefits on stock compensation	4,919,000	1,840,000	2,548,000
Increase in deferred taxes	(5,810,000)	(5,362,000)	(762,000)
(Increase) decrease in value of derivatives	33,000	(33,000)	27,000
Provision for (recovery of) mortgage servicing rights in excess of fair value, net	186,000	(326,000)	1,798,000
Provision (reversal) for loans held for sale in excess of fair value, net	(53,000)	53,000	819,000
Provision for other investment interests in excess of fair value	51,000	104,000	119,000
Net losses (gains) on investment securities	630,000	940,000	(282,000)
Net gains on sale of loans	(6,487,000)	(1,991,000)	(12,880,000)
Loss on sale of premises, equipment and leasehold improvements, net	1,000	—	—
Gain on sale of deposits	—	—	(7,383,000)
Noncash cost of benefit plans and stock plans	6,386,000	3,692,000	1,919,000
Increase in interest receivable	(20,495,000)	(8,467,000)	(1,390,000)
Increase (decrease) in interest payable	3,835,000	627,000	(1,150,000)
Increase in other assets	(28,832,000)	(24,444,000)	(15,864,000)
Increase (decrease) in other liabilities	(9,396,000)	41,034,000	1,607,000

Net Cash Provided by Operating Activities	296,412,000	390,545,000	737,537,000

Investing Activities:
Loans originated	(3,359,400,000)	(3,316,839,000)	(3,325,740,000)
Loans purchased	(33,458,000)	(1,401,000)	(147,000)
Principal payments on loans	2,209,260,000	1,788,219,000	1,572,829,000
Purchases of investment securities and FHLB stock	(1,034,826,000)	(433,249,000)	(228,423,000)
Sales of investment securities and FHLB stock	14,001,000	152,950,000	61,323,000
Repayments of investment securities	205,967,000	134,681,000	158,605,000
Additions to premises, equipment and leasehold improvements, net	(12,807,000)	(20,852,000)	(8,102,000)
Proceeds from sales of premises, equipment and leasehold improvements, net	—	—	534,000
Investments in life insurance	(50,000,000)	—	(91,000,000)
Payments for purchase of investment advisory interests	(313,000)	(7,792,000)	—
Purchases of non-marketable equity investments	(16,746,000)	(6,656,000)	(2,754,000)

Net Cash Used by Investing Activities	(2,078,322,000)	(1,710,939,000)	(1,862,875,000)

Financing Activities:
Net increase in checking, passbook and MMA accounts	1,324,459,000	984,989,000	1,323,867,000
Issuances of certificates of deposit	468,598,000	280,126,000	155,804,000
Repayments of certificates of deposit	(378,640,000)	(243,472,000)	(317,456,000)
Net sale of deposits	—	—	(197,470,000)
Increase (decrease) in long-term FHLB advances	(285,500,000)	98,000,000	8,500,000
Increase in short-term FHLB advances	647,000,000	141,000,000	80,000,000
Repayments of subordinated debentures	—	—	(6,467,000)
Issuances (repurchases) of minority interest in subsidiaries, net	—	(150,000)	57,115,000
Proceeds from employee stock purchases	901,000	353,000	321,000
Proceeds from common stock options exercised	4,253,000	3,452,000	5,750,000
Purchases of treasury stock	—	—	(2,812,000)
Net proceeds from preferred stock issuance	48,632,000	62,608,000	—
Net proceeds from common stock issuance	23,857,000	13,845,000	10,462,000
Payment of cash dividends on common stock	(11,063,000)	(8,224,000)	(3,679,000)
Payment of cash dividends on preferred stock	(6,812,000)	(3,956,000)	—

Net Cash Provided by Financing Activities	1,835,685,000	1,328,571,000	1,113,935,000

Increase (Decrease) in Cash and Cash Equivalents	53,775,000	8,177,000	(11,403,000)
Cash and Cash Equivalents at Beginning of Year	87,987,000	79,810,000	91,213,000

Cash and Cash Equivalents at End of Year	$141,762,000	$87,987,000	$79,810,000

Supplemental Disclosure of Cash Flow Items
Cash paid during period:
Interest	$165,938,000	$87,131,000	$86,360,000
Income taxes	$29,169,000	$34,073,000	$21,452,000
Transfer of loans to held for sale	$92,358,000	$548,285,000	$223,859,000
Issuance of common stock for acquisitions	$1,766,000	$1,421,000	$909,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Organization

As a publicly owned commercial bank chartered by the State of Nevada, First Republic Bank (the “Bank”) is subject to regulation by both the Federal Deposit Insurance Corporation (the “FDIC”) and the Nevada Banking Department and is required to comply with the securities reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules with respect to periodic reporting and financial disclosure as the Securities and Exchange Commission (the “SEC”) for issuers of securities, excluding the registration requirements relating to offerings of securities. These financial statements, which represent an annual disclosure statement under bank regulations, have not been reviewed or confirmed for completeness, accuracy or relevance by the FDIC. The Bank’s common stock is publicly traded on the New York Stock Exchange and the Pacific Exchange under the symbol “FRC.”

The Bank’s consolidated financial statements include the results of its wholly owned and majority owned subsidiaries. In 1999, the Bank acquired Trainer, Wortham & Company, Incorporated (“Trainer Wortham”). In addition, the Bank formed First Republic Preferred Capital Corporation (“FRPCC”), which qualifies as a real estate investment trust (“REIT”). In 2000, the Bank formed two additional subsidiaries – First Republic Securities Company, LLC (“FRSC”), which operates as an NASD licensed broker dealer, and FR Holdings, Inc. (“FRH”), which invests in selected venture capital, private equity and other investment activities. In 2001, the Bank formed First Republic Preferred Capital Corporation II (“FRPCC II”), a second REIT subsidiary. In 2002, the Bank completed the acquisitions of Froley, Revy Investment Company (“Froley Revy”) and Starbuck, Tisdale & Associates (“Starbuck Tisdale”). In 2004, the Bank formed First Republic Wealth Advisors, LLC (“FRWA”), a registered investment advisor that provides advisory services to high net worth clients.

The Bank’s acquisitions are accounted for using the purchase method. The Bank consolidates the results of each subsidiary from the date of acquisition or formation.

FRPCC and FRPCC II have issued preferred stock, which is reported as minority interest in subsidiaries in the Bank’s consolidated balance sheet. The dividends on these preferred stock issues are reported as minority interest expense in the Bank’s consolidated statement of income. The preferred stock dividends paid by each subsidiary are deductible for income tax purposes as long as each subsidiary continues to qualify as a REIT.

The Bank eliminates intercompany transactions and balances in consolidation. Certain reclassifications have been made to the 2004 and 2003 financial statements in order for them to conform to the 2005 presentation.

Three-for-Two Stock Split Effective March 1, 2005

On February 17, 2005, the Bank announced a three-for-two stock split of its common stock in the form of a stock dividend to stockholders of record at the close of business on March 1, 2005. All share, per share and dividend amounts for prior periods have been adjusted to give retroactive effect to this stock split.

Nature of Operations

The Bank and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank originates loans secured by single family residences, multifamily and commercial properties. In addition, the Bank provides loans secured by stock and unsecured loans to selected individual and business clients in its markets. The Bank originates mortgage loans for securitization or sale in the secondary market to institutional investors and generates fee income by servicing such mortgage loans. The Bank retains

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

primarily adjustable rate mortgages (“ARMs”) and intermediate fixed rate ARMs in its loan portfolio. The Bank provides access to its services online and through preferred banking offices in seven metropolitan areas: San Francisco, Los Angeles, Orange County, San Diego and Santa Barbara in California, Las Vegas, Nevada and New York City, New York. In addition, the Bank has loan production offices in Boston, Massachusetts and Salem, New Hampshire.

The Bank owns three subsidiaries that are registered investment advisory firms. Trainer Wortham performs investment advisory services for individual and institutional clients from offices in New York City and the San Francisco Bay area. Froley Revy specializes in convertible securities and is based in Los Angeles. Starbuck Tisdale manages debt and equity portfolios and is located in Santa Barbara.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates subject to change include, but are not limited to: the allowance for loan losses; valuation of retained interests in loan securitizations, mortgage servicing rights, goodwill and related identifiable intangible assets; deferred income taxes; and the impact of contingencies and litigation.

Investment Securities

The Bank follows Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting For Certain Investments in Debt and Equity Securities,” which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and reported at amortized cost. Debt securities that the Bank might not hold until maturity and marketable equity securities are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income in stockholders’ equity.

Premiums and discounts are amortized or accreted over the contractual life of the security as an adjustment to the yield using the interest method. If the fair value of a security declines below its amortized cost and the decline is deemed other-than-temporary, the amortized cost is written down to fair value and the write-down is reported in gain (loss) on sale of investment securities. Unrealized and realized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 2005 and 2004, the Bank did not own trading securities.

Loans

Interest income from real estate and other loans is recognized in the month earned. Interest income is not recorded on loans when the loans are placed on nonaccrual status. Loans are placed on nonaccrual status when principal or interest payments are more than 90 days past due, except for single family loans that are well secured and in the process of collection, or earlier when management determines that collection of principal or interest is unlikely. If the Bank’s recorded investment in the nonaccrual loan is deemed collectible, the Bank may record interest income when cash is received. The Bank may return a loan to accrual status when principal and interest payments are current, a satisfactory payment history is established and collectibility improves or the loan otherwise becomes well secured and is in the process of collection.

Loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the contractual lives of the loans using methods that approximate the interest method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Allowance for Loan Losses

The Bank provides for loan losses by charging earnings in such amounts as are required to establish an allowance for loan losses that the Bank can reasonably anticipate based upon specific conditions at the time. Management considers a number of factors, including past loss experience, the Bank’s underwriting policies, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, industry data for loan products in which the Bank has limited experience, current and expected economic conditions and other factors. The Bank reviews and adjusts the allowance quarterly. It is the Bank’s policy to chargeoff balances that are deemed uncollectible.

The Bank follows SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” (collectively, “SFAS No. 114”). Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank measures impairment of a loan that is collateral dependent primarily based on the fair value of the underlying collateral, net of selling costs. For a loan that is not collateral dependent, the Bank measures impairment using the present value of expected future cash flows, discounted at the loan’s effective interest rate. If the fair value of the collateral or the present value of expected future cash flows is less than the recorded investment in the loan, the Bank recognizes impairment by recording a chargeoff or creating a valuation allowance.

Other Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value, less any estimated costs to sell. The Bank records costs related to holding real estate as expenses when incurred. The Bank did not own any real estate during 2005 or 2004.

Investments in Life Insurance

The Bank initially records investments in bank-owned life insurance at cost and subsequently adjusts the carrying value of the investment quarterly to its cash surrender value, which approximates fair value. The Bank recognizes the resulting income or loss in noninterest income.

Selling and Servicing Loans

The Bank sells loans on a non-recourse basis to generate servicing income and to provide funds for additional lending. Loans that are sold include loans originated for sale to investors under commitments executed prior to origination, existing loans that are sold through bulk sales and loans sold through securitizations. The Bank classifies loans as held for sale when the Bank has the intent to sell, is waiting on a pre-approved investor purchase or is negotiating with a specific investor for the sale of specific loans that meet selected criteria. Loans held for sale include net deferred loan fees or costs and are carried at the lower of aggregate cost or fair value.

The Bank recognizes a sale only when consideration is received and control is transferred to the buyer. The Bank retains the mortgage servicing rights (“MSRs”) on substantially all loans sold. The initial carrying values of MSRs and other retained interests in loans sold at the time of sale is determined by allocating the recorded investment in the loans between the loans sold, MSRs and other retained interests based on their relative fair values at the date of transfer. A gain or loss is recognized by comparing the net sales proceeds to the allocated carrying amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

MSRs are reported at the lower of amortized cost or fair value. MSRs are amortized in proportion to and over the period of estimated net servicing income. To calculate the initial carrying value of MSRs and, subsequently, to measure impairment, the Bank stratifies MSRs based on one or more of the predominant risk characteristics of the underlying loans. The Bank evaluates impairment of MSRs for a stratum periodically based on their current fair value, actual prepayment experience and other market factors. If the fair value of MSRs for a stratum is less than the amortized cost, the Bank records a provision for a valuation allowance. Subsequently, the Bank adjusts the valuation allowance for changes in fair value to the extent that fair value does not exceed the amortized cost. The Bank evaluates at least quarterly recoverability of the valuation allowance on MSRs. If the Bank determines that a portion of the valuation allowance is unrecoverable, primarily due to loan prepayments, the Bank records a direct write-down by reducing both the amortized cost of MSRs for a stratum and the related valuation allowance.

Loan Securitizations

The Bank has completed a total of five single family mortgage loan securitizations and one income property securitization since it began selling mortgage loans into securitizations in 2000. When the Bank securitizes its mortgage loans, it may retain one or more subordinated tranches, interest-only strips and MSRs, all of which are considered retained interests in the securitized mortgage loans. The initial carrying values of these retained interests at the time of sale are determined by allocating the recorded investment in the loans between the loans sold and retained interests based on their relative fair values at the date of transfer. A gain or loss is recognized by comparing the net sales proceeds to the allocated carrying amount of the loans sold. The Bank uses quoted market prices, where available, to obtain fair values. However, since market quotes are not readily available for certain types of retained interests, the Bank calculates the fair value based on the present value of expected future cash flows, using management’s best estimates of the key assumptions – credit losses, prepayment speeds and discount rates commensurate with the risks involved.

The securities retained by the Bank in connection with its securitization transactions are held in the Bank’s investment portfolio and are classified as available-for-sale. The Bank follows Emerging Issues Task Force No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” for recognizing income and impairment on retained interests in securitized financial assets. The Bank recognizes interest income based on the excess of estimated cash flows over the amortized cost of the retained interest and uses the effective yield method over the life of the retained interest. If there has been an adverse change in the estimated cash flow of the retained interest and its fair value has declined below its carrying value on an other-than-temporary basis, the retained interest is written down to its fair value.

Goodwill and Other Identifiable Intangible Assets

The Bank follows SFAS No. 141, “Business Combinations,” to account for the purchase of an acquired entity and to recognize both identifiable and unidentifiable intangible assets, including goodwill. The Bank allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill represents the excess of the cost over the fair value of the net assets of each entity that the Bank has acquired. The Bank recognizes goodwill as an asset and separately identifies goodwill for its three investment advisory subsidiaries, each of which is a reporting unit in the Bank’s wealth management segment. In 2004, the Bank and Trainer Wortham added certain clients, investment contracts and personnel through an acquisition. As a result, the Bank increased goodwill and recognized identifiable intangible assets.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Bank evaluates goodwill for impairment annually and on an interim basis if events or changes in circumstances indicate that its implied fair value is less than the carrying amount. Such an event or circumstance may include an adverse change in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

business climate or market, a legal factor, an action by the regulators, introduction of or an increase in competition, or a loss of key personnel. The Bank tests goodwill by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and no further analysis is required. If the fair value of the reporting unit is less than its carrying amount, the Bank compares the implied fair value of goodwill to its carrying amount. If the implied fair value of goodwill is less than its carrying amount, goodwill is considered impaired and an impairment loss is recognized. The Bank would measure the impairment loss as the amount by which the carrying amount of goodwill exceeds its implied fair value.

Identifiable intangible assets related to investment advisory contracts are reported as other assets and are amortized over their useful lives based on estimated cash flows generated by the acquired investment advisory contracts. The Bank evaluates these intangible assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, the Bank evaluates impairment whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Premises, Equipment and Leasehold Improvements

Premises, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets, which generally range up to ten years or the lease term.

Income Taxes

The Bank follows SFAS No. 109, “Accounting for Income Taxes,” to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized.

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short-term investments such as federal funds sold with original maturity dates of less than ninety days.

Earnings per Share

The Bank follows SFAS No. 128, “Earnings per Share,” for computing and presenting earnings per share (“EPS”). The Bank discloses both basic EPS and diluted EPS and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

The Bank computes basic EPS by dividing net income available to common stockholders by the weighted average number of common shares outstanding. For both basic and diluted EPS calculations, shares issued during the period and shares repurchased by the Bank are weighted for the portion of the period that they were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The diluted EPS calculation gives effect to potentially dilutive common shares such as stock options that were outstanding during the period and restricted stock shares that were granted but not vested. The calculation for diluted EPS excludes stock options that the Bank has issued and that have an exercise price above the average market price of the Bank’s common stock. There were no such options issued and outstanding for 2005 and 2004, and 155,061 of such options for 2003.

In June 2001, FRPCC issued Series C Preferred Stock that is convertible into the Bank’s common stock. The diluted EPS calculation includes adjusting reported net income available to common stockholders for the dividends on the Series C Preferred Stock, net of taxes, and increasing the number of shares that would be outstanding if all such preferred stock shares were converted into common stock. In addition, the diluted EPS calculation includes estimated contingently issuable shares that the Bank is required to issue in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy in 2002. The estimated number of shares is based on existing contractual terms and current operating results.

The following table presents a reconciliation of the income and share amounts used in the basic and diluted EPS computations for each of the past three years.

	Income (Numerator)	Shares (Denominator)	EPS
2005:
Basic EPS	$54,015,000	24,435,960	$2.21
Effect of dilutive securities:
Stock options	—	972,868
Restricted stock	—	162,938
Preferred stock as if converted to common stock	231,000	343,530
Contingently issuable shares	—	113,518

Diluted EPS	$54,246,000	26,028,814	$2.08

2004:
Basic EPS	$42,543,000	23,240,070	$1.83
Effect of dilutive securities:
Stock options	—	996,318
Restricted stock	—	74,511
Preferred stock as if converted to common stock	255,000	343,530
Contingently issuable shares	—	186,427

Diluted EPS	$42,798,000	24,840,856	$1.72

2003:
Basic EPS	$37,050,000	21,757,726	$1.70
Effect of dilutive securities:
Stock options	—	804,145
Restricted stock	—	27,171
Preferred stock as if converted to common stock	239,000	343,530
Contingently issuable shares	—	288,791

Diluted EPS	$37,289,000	23,221,363	$1.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Stock-Based Compensation

Stock-based compensation is provided through grants of stock options and grants of shares of restricted stock. The Bank records the cost of restricted shares based on the fair value of the shares at the grant date and recognizes the cost as compensation expense over the period from the grant date until final vesting. For stock options, since January 1, 2003 the Bank has followed the fair value method of accounting, using the prospective method of transition, in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. Under this method, the cost of all stock options granted beginning January 1, 2003 is based on the fair value of the options granted, and the Bank recognizes the cost as a component of compensation expense over the vesting period for such options. The cost of stock options recognized in 2005, 2004 and 2003 is less than the amount that would have been recognized if the fair value based method had been applied to all stock options granted since the original effective date of SFAS No. 123.

The following table presents the effect on net income available to common shareholders and EPS as if the fair value based method had been applied to all outstanding and unvested restricted stock and stock option grants in each period.

	2005	2004	2003
Net income available to common stockholders, as reported	$54,015,000	$42,543,000	$37,050,000
Add: stock-based employee compensation expense reported in net income, net of related tax effect
Stock options	70,000	79,000	34,000
Restricted stock	2,973,000	1,427,000	531,000
Deduct: stock-based employee compensation expense based on the estimated fair value of shares and options granted, net of related tax benefits
Stock options	(367,000)	(657,000)	(1,251,000)
Restricted stock	(2,973,000)	(1,427,000)	(531,000)

Pro forma net income available to common stockholders	$53,718,000	$41,965,000	$35,833,000

Earnings per share:
Basic—as reported	$2.21	$1.83	$1.70
Basic—pro forma	$2.20	$1.81	$1.65

Diluted—as reported	$2.08	$1.72	$1.61
Diluted—pro forma	$2.07	$1.70	$1.55

Pro forma net income available to common stockholders and EPS amounts reflect only options granted after 1995. Compensation expense for options granted prior to January 1, 1996 is not considered.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), as amended by the SEC, effective for fiscal years beginning January 1, 2006. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) establishes the accounting for an entity that exchanges its equity instruments for employee services based on the fair value of its equity instruments. For employee services received, the compensation cost should be measured based on the fair value of the award at the grant date, with certain limited exceptions. The cost would be recognized over the requisite service period. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), which provides additional interpretative guidance for valuation methods and related disclosure issues. The Bank adopted SFAS No. 123(R) and SAB 107 prospectively on January 1, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Derivative Instruments and Hedging Activities

The Bank follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. On the date that the Bank enters into a derivative contract, the Bank designates the derivative contract as either a hedge of the fair value of a recognized asset or liability (“fair value” hedge), a hedge of the variability of cash flows related to a recognized asset or liability (“cash flow” hedge) or a contract that does not qualify for hedge accounting (“freestanding derivative”). The Bank records all derivatives at fair value as either other assets or other liabilities, depending on the rights or obligations under the contracts. The Bank accounts for changes in fair value of a derivative based on the designation, which is determined by its intended use.

The Bank has entered into interest rate swap agreements that qualify as cash flow hedges of adjustable rate liabilities. The Bank records the effective portion of the change in the fair value initially in other comprehensive income and subsequently in noninterest income when the hedged item affects earnings. The ineffective portion of the change in the fair value of a cash flow hedge, if any, is recognized in earnings.

The Bank originates certain mortgage loans with the intention of selling these loans to investors. The Bank enters into commitments to originate the loans whereby the interest rate on the loan paid by the borrower is set prior to funding (“interest rate lock commitments”). Interest rate lock commitments do not qualify as hedges. However, the interest rate exposure is economically hedged by the forward loan sale commitment to the investor. The change in fair value of these freestanding derivatives is recognized in earnings. When the Bank funds the loan to the borrower, the Bank records the carrying value of the interest rate lock commitment at the funding date as an adjustment to the carrying value of the loan held for sale.

The Bank does not conduct trading activities for derivatives.

Accounting for Variable Interest Entities

The Bank follows FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and its revised interpretation (“FIN 46R”) to account for its interests in certain variable interest entities (“VIEs”). FIN 46 requires an existing unconsolidated VIE to be consolidated by its primary beneficiary if it does not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are those investments or other interests, such as fees to collateral managers or providers of guarantees, that will absorb some or all of an entity’s expected losses or expected residual returns. FIN 46 also requires disclosures about VIEs by both primary beneficiaries and other holders of variable interests.

FIN 46R clarifies guidance regarding the calculation of a VIE’s expected losses and expected residual returns and removes the bias against fees paid to decision makers, such as collateral managers, that was present in the original interpretation. See Note 21 for additional disclosure about VIEs in which the Bank has interests, management’s assessment of FIN 46R and the applicability of the revised interpretation to the Bank’s VIEs.

At December 31, 2005 and 2004, the Bank is not required to consolidate any of the VIEs in which it holds variable interests under the provisions of FIN 46 and FIN 46R.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which supersedes Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

provides guidance for recognizing and reporting changes in accounting principles, changes in accounting estimates, changes in reporting entities and error corrections. For a change in accounting principle, SFAS No. 154 requires retrospective application to prior period financial statements, unless a new accounting pronouncement includes other specific provisions. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Bank does not expect the adoption of SFAS No. 154 to have a material impact on its financial condition or results of operation.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which provides guidance for determining when investments in debt securities and certain equity securities are considered impaired and whether the impairment is other-than-temporary. If the impairment is other-than-temporary, this FSP provides guidance for measuring and recognizing the impairment loss. In addition, this FSP requires disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a material effect on the Bank’s financial condition or results of operations.

Note 2. Investment Securities

The Bank’s investment securities, including mortgage-backed securities (“MBS”), were classified as either available-for-sale or held-to-maturity at December 31, 2005 and 2004. The Bank did not own trading securities during 2005 or 2004.

	Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Fair Value
December 31, 2005:
Securities available-for-sale:
U.S. Government	$937,830,000	$3,490,000	$(813,000)	$940,507,000
Agency MBS	66,487,000	—	(1,074,000)	65,413,000
Other MBS	76,589,000	3,486,000	(774,000)	79,301,000
Other debt securities	29,773,000	174,000	(166,000)	29,781,000
Equity securities	10,101,000	—	(51,000)	10,050,000

Total	$1,120,780,000	$7,150,000	$(2,878,000)	$1,125,052,000

Securities held-to-maturity:
Municipal bonds	$505,552,000	$15,783,000	$(171,000)	$521,164,000
Agency MBS	18,380,000	—	(779,000)	17,601,000
Other debt securities	750,000	—	—	750,000

Total	$524,682,000	$15,783,000	$(950,000)	$539,515,000

December 31, 2004:
Securities available-for-sale:
U.S. Government	$364,128,000	$1,196,000	$(156,000)	$365,168,000
Agency MBS	13,503,000	41,000	(77,000)	13,467,000
Other MBS	92,119,000	5,405,000	(349,000)	97,175,000
Other debt securities	48,415,000	413,000	(332,000)	48,496,000

Total	$518,165,000	$7,055,000	$(914,000)	$524,306,000

Securities held-to-maturity:
Municipal bonds	$322,187,000	$6,670,000	$(944,000)	$327,913,000
Agency MBS	20,487,000	91,000	(169,000)	20,409,000

Total	$342,674,000	$6,761,000	$(1,113,000)	$348,322,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

At December 31, 2005, approximately $1.0 billion of investment securities were pledged at the Federal Home Loan Bank (“FHLB”) or the Federal Reserve Bank. At December 31, 2005, the fair value of Agency MBS included $1,938,000 of securities converted from Bank-originated loans, and other MBS included $14,148,000 of securities retained in connection with the Bank’s loan securitization activities. These securities are carried at their estimated fair values. Fair values are determined by current quotation or analysis of estimated future cash flows.

At December 31, 2005, 62% of the Bank’s investment securities reprice or mature within one year. The weighted average yield earned was 6.01% for securities available-for-sale and 4.52% for securities held-to-maturity, or 6.87% on a tax-equivalent yield basis.

For securities available-for-sale, the Bank recorded unrealized net losses in accumulated other comprehensive income of $2,499,000 in 2005, $1,004,000 in 2004 and $2,075,000 in 2003, and tax effects of $681,000, $610,000 and $467,000, respectively. The following table presents, by investment category, those investment securities that have unrealized losses, the related fair value, the estimated unrealized loss and the length of time that the securities have been in a continuous unrealized loss position at December 31, 2005:

	Less than 12 months		12 months or longer
	Fair Value	Estimated Unrealized Loss	Fair Value	Estimated Unrealized Loss
Securities available-for-sale:
U.S. Government	$173,685,000	$(798,000)	$1,488,000	$(15,000)
Agency MBS	60,333,000	(907,000)	5,035,000	(167,000)
Other MBS	29,568,000	(446,000)	11,152,000	(328,000)
Other debt securities	12,908,000	(10,000)	9,712,000	(156,000)
Equity securities	10,050,000	(51,000)	—	—

Total	$286,544,000	$(2,212,000)	$27,387,000	$(666,000)

Securities held-to-maturity:
Municipal bonds	$14,837,000	$(125,000)	$7,291,000	$(46,000)
Agency MBS	5,316,000	(142,000)	12,284,000	(637,000)

Total	$20,153,000	$(267,000)	$19,575,000	$(683,000)

Estimated unrealized losses less than 12 months

Approximately 25% of the Bank’s available-for-sale securities had estimated unrealized losses less than 12 months at December 31, 2005. The estimated unrealized losses less than 12 months for U.S. government securities are mainly due to the quarterly coupon adjustment of the securities and to fluctuations in principal prepayments. At December 31, 2005, two increases in the prime rate were not reflected in the coupon of some quarterly adjusting securities, causing a temporary decline in the fair value of these securities. Agency MBS, other MBS and other debt securities in the available-for-sale category, as well as agency MBS in the held-to-maturity category, with unrealized losses less than 12 months are predominantly fixed-rate securities with intermediate-to-long-dated maturities. The decline in the fair value of these securities is attributable primarily to increases in intermediate interest rates in 2005.

Estimated unrealized losses 12 months or longer

Securities with estimated unrealized losses of 12 months or longer were 100% investment grade rated and represented 2% of the fair value of securities available-for-sale and 4% of the fair value of securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

held-to-maturity at December 31, 2005. The agency MBS securities and other MBS securities with estimated unrealized losses 12 months or longer bear fixed rates of interest or adjust with lagging indices; the decline in the price of these securities was attributable primarily to the increase in short-term interest rates that has occurred since June 2004.

Estimated unrealized losses longer than 12 months for other debt securities available-for-sale related to two securities. One fixed rate agency bond matures in October 2006, at which time the Bank would expect to receive the par value of this security. This bond experienced a price decline due to the rise in interest rates. One trust-preferred security, owned by the Bank since 1998, experienced credit deterioration in 2001. The credit quality and rating of this second security has improved, resulting in a lower level of unrealized losses at December 31, 2005 than at each of the prior two year ends.

Because the changes in market value of the Bank’s MBS investments are mainly attributable to changes in short-term interest rates and the trust-preferred security is rated investment grade with an improving trend in credit quality, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

At December 31, 2005, municipal bonds held-to-maturity with estimated unrealized losses 12 months or longer totaled $7.3 million, or 1% of the amortized cost of securities held-to-maturity. These securities have fixed rates and long maturities. As interest rates and spreads on municipal bonds fluctuate, changes in fair values occur. A substantial proportion of these municipal bonds with estimated unrealized losses were purchased by the Bank when long-term interest rates were lower than they were at December 31, 2005. None of the municipal bonds owned by the Bank at December 31, 2005 had experienced credit deterioration. At December 31, 2005, Agency MBS with estimated unrealized losses 12 months or longer totaled $12.3 million, or 2% of the fair value of securities held-to-maturity. These are fixed rate securities with long maturities that experienced declines in prices as rates increased in 2005. Because the Bank has the ability and intent to hold these securities until a recovery of fair value, which may be at maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

The following table presents proceeds from sales of securities available-for-sale and net realized losses that were recognized in earnings:

For the year ended December 31,	2005	2004	2003
Sale proceeds	$—	$144,822,000	$48,807,000

Gross realized gains	$80,000	$717,000	$1,571,000
Gross realized losses	—	(1,234,000)	(674,000)
Other-than-temporary impairment charges	(710,000)	(423,000)	(615,000)

Net realized gains (losses)	$(630,000)	$(940,000)	$282,000

The Bank did not sell or transfer any securities out of the held-to-maturity portfolio during 2005.

The other-than-temporary impairment charges recorded by the Bank in 2005 and 2004 were primarily related to CBO preference shares (Note 21). The estimated fair value of these securities was impacted by reduced distributions. The impairment charges in 2003 related to retained interests in single family and commercial real estate loan securitizations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The following table presents the maturities of debt securities owned at December 31, 2005:

	Securities Available for Sale (Fair Value)	Securities Held to Maturity (Amortized Cost)
Due in one year or less	$4,913,000	$—
Due after one year through five years	14,133,000	2,429,000
Due after five years through ten years	143,406,000	10,689,000
Due after ten years	806,946,000	498,172,000

	969,398,000	511,290,000
MBS	145,604,000	13,392,000

Total	$1,115,002,000	$524,682,000

Note 3. Loans

Real estate loans are secured by single family, multifamily and commercial real estate properties and generally mature over periods of up to thirty years. The Bank conducts its lending activities primarily in the states of California and Nevada and in the metropolitan New York City area. At December 31, 2005, approximately 71% of the total loan portfolio was secured by California real estate or originated in California. At December 31, 2005, loans of $3.19 billion were pledged as collateral for FHLB advances.

The Bank restructures performing loans, generally because of the borrower’s financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan. Nonaccrual and restructured loans and the related interest income information are presented as follows:

At or for the year ended December 31,	2005	2004	2003
Nonaccrual loans:
Balance at year end	$7,601,000	$18,829,000	$13,438,000
Interest foregone	71,000	863,000	878,000

Restructured performing loans:
Balance at year end, net of nonaccrual loans	16,272,000	—	—
Actual interest income recognized	769,000	—	—
Pro forma interest income under original terms	$1,515,000	$—	$—

In December 2005, the Bank classified as restructured performing, one commercial real estate loan of $16.3 million, which was previously reported as a nonaccrual loan in 2003, 2004 and most of 2005. Loans that are partially charged off and loans that have been modified in troubled debt restructurings are reported as nonaccrual loans until at least six consecutive payments are received and the loan meets the Bank’s other criteria for returning to accrual or restructured performing status. In 2005, the Bank collected $1,112,000 in cash payments on the restructured loan, $769,000 of which was recognized as interest income. The remaining $343,000 in cash payments were applied as recovery of amounts previously charged off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The following table presents an analysis of the changes in the allowance for loan losses for each of the past three years:

At or for the year ended December 31,	2005	2004	2003
Balance at beginning of year	$35,674,000	$31,412,000	$28,729,000
Provision charged to earnings	4,000,000	5,000,000	7,000,000
Chargeoffs:
Commercial construction	—	—	(5,000,000)
Commercial business	(191,000)	(12,000)	(13,000)
Other loans	(25,000)	(949,000)	(53,000)
Recoveries:
Multifamily	75,000	108,000	394,000
Commercial real estate	346,000	115,000	—
Commercial business	3,000	—	348,000
Other loans	724,000	—	7,000

Net (chargeoffs) recoveries	932,000	(738,000)	(4,317,000)

Reclassification to other liabilities (1)	(875,000)	—	—

Balance at end of year	$39,731,000	$35,674,000	$31,412,000

(1)	During the third quarter of 2005, the Bank reclassified $875,000 from its allowance for loan losses to a reserve for losses on undisbursed loan commitments in other liabilities.

Total impaired loans were $7,601,000 at December 31, 2005 and $18,829,000 at December 31, 2004, with a related allowance for loan losses of $456,000 and $1,765,000, respectively. For loans designated as impaired, the Bank recognized interest income of $1,066,000 in 2005 (including $769,000 related to the one loan reclassified to restructured performing) and $237,000 in 2004, all of which was recorded using the cash received method. No such interest income was recognized in 2003. The average recorded investment in impaired loans was approximately $16,585,000 for 2005, $16,134,000 for 2004 and $14,523,000 for 2003.

Note 4. Mortgage Banking Activity

The recorded value of mortgage servicing rights (“MSRs”) is amortized in proportion to, and over the period of, estimated net servicing income. To value MSRs, the Bank stratifies loans sold each year by property type, loan index for ARMs and interest rate for loans fixed for more than three years. Key economic assumptions generally used by the Bank to value MSRs at December 31, 2005 were as follows: discount rate of 11%, short-term investment rate of 4.25% and projected annual repayment speeds that generally ranged from 10% to 50%, depending on the type of loan and the contractual interest rate. The gross carrying value of the Bank’s MSRs at December 31, 2005 was $25,948,000, and the valuation allowance was $83,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The following tables present information on the level of loans originated, loans sold and gain on sale of loans for each of the three years ended December 31:

	2005	2004	2003
Amount of loans originated	$4,774,234,000	$4,087,731,000	$3,846,827,000

Amount of loans sold:
Flow sales	$1,020,821,000	$663,375,000	$475,679,000
Bulk sales	653,175,000	420,133,000	749,196,000

Total loans sold	$1,673,996,000	$1,083,508,000	$1,224,875,000

Gain on sale of loans:
Amount	$6,507,000	$1,971,000	$12,880,000
Percentage of loans sold	0.39%	0.18%	1.05%

Changes in the portfolio of loans serviced for others, changes in the book value of the Bank’s MSRs and valuation statistics at December 31 or for each of the three years ended December 31 were as follows:

	2005	2004	2003
Loans serviced for others:
Beginning balance	$3,486,521,000	$3,048,560,000	$3,044,783,000
Loans sold	1,673,996,000	1,083,508,000	1,224,875,000
Repayments	(779,413,000)	(645,547,000)	(1,221,098,000)

Ending balance	$4,381,104,000	$3,486,521,000	$3,048,560,000

MSRs:
Beginning balance	$19,168,000	$14,933,000	$15,768,000
Additions due to loan sales	13,943,000	8,520,000	7,672,000
Amortization expense	(7,060,000)	(4,611,000)	(6,709,000)
Provision for valuation allowance	(186,000)	(19,000)	(1,798,000)
Reversal of valuation allowance	—	345,000	—

Ending balance	$25,865,000	$19,168,000	$14,933,000

Estimated fair value of MSRs	$35,538,000	$28,045,000	$20,750,000

MSRs as a percent of total loans serviced	0.59%	0.55%	0.49%
Weighted average servicing fee collected for the year	0.27%	0.29%	0.30%
MSRs as a multiple of weighted average servicing fee	2.19x	1.90x	1.64x

Changes in the valuation allowance for MSRs for each of the three years ended December 31 were as follows:

	2005	2004	2003
Valuation allowance:
Beginning balance	$98,000	$705,000	$1,056,000
Provision	186,000	19,000	1,798,000
Reduction of allowance due to permanent impairment	(201,000)	(281,000)	(2,149,000)
Reversal to income due to increase in fair value	—	(345,000)	—

Ending balance	$83,000	$98,000	$705,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The estimated future amortization expense for MSRs using current valuation assumptions was $8,185,000 in 2006, $5,332,000 in 2007, $3,648,000 in 2008, $2,542,000 in 2009, $1,785,000 in 2010 and $4,373,000 thereafter. These projections were based on the MSR balances at December 31, 2005 and the existing interest rate environment. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates or market conditions.

Note 5. Loan Securitizations

The Bank has completed a total of five single family mortgage loan securitizations in 2002, 2001 and 2000 and one income property securitization in 2002. The Bank did not execute any securitization transactions in 2005, 2004 or 2003. The Bank originated all of the mortgage loans that were securitized. The Bank retained subordinated tranches for one securitization in 2002 and two securitizations in 2000. Additionally, the Bank retained interest-only strips and originated MSRs for each securitization.

The subordinated tranches retained by the Bank have a lower priority of payment than other tranches sold in the securitizations. The value of the subordinated tranches is primarily affected by the amount of credit losses on the mortgage loans and the rate used to discount the expected cash flows. The interest-only strips retained by the Bank are for excess interest generated by the mortgage loans over the contractual interest rate paid to the investors in such securitizations. The interest-only strips are not used as a form of credit enhancement to protect against credit losses on the mortgage loans. The value of interest-only strips is primarily affected by the rate of prepayments on the mortgage loans and the discount rate used to value the expected cash flows. As compensation for servicing family mortgage loans, the Bank receives annual servicing fees at a weighted average annual rate of approximately 0.31% of the outstanding loan balance. The investors and the securitization trusts have no recourse to the Bank for failure of the mortgagors on the underlying loans to pay when due.

For the single family mortgage loan securitizations, the remaining outstanding balance of the securitized loans was $706.1 million at December 31, 2005. The Bank’s retained subordinated tranches and interest-only strips had a net book value of $9,020,000 at December 31, 2005 and included one investment grade rated security of $2,036,000, securities not rated or rated below investment grade of $3,375,000 and interest-only strips of $3,609,000. The total fair value of the Bank’s retained interests in these securities at December 31, 2005 was $12,262,000. The Bank reports these securities in investment securities available-for-sale. In addition to retained interests in the securities, the Bank retained originated MSRs. At December 31, 2005, the net book value of these MSRs was $3,466,000, and the fair value was $4,343,000. Key economic assumptions and the sensitivity of the current fair value of the retained interests at December 31, 2005 to immediate 10% and 20% adverse changes in those assumptions were as follows:

	Range of Economic Assumption	Impact on Fair Value of
		10% Adverse Change	20% Adverse Change
Prepayment speed (annual rate)	15-100%	$(653,000)	$(1,238,000)
Credit loss (total losses, life of deal)	0.15-0.30%	(68,000)	(134,000)
Subordinated tranches discount rate (annual rate)	5-43%	(83,000)	(145,000)
Interest-only strips discount rate (annual rate)	12-20%	(88,000)	(174,000)
MSRs discount rate (annual rate)	10-12%	$(86,000)	$(168,000)

The impact on fair value due to adverse changes in assumptions is hypothetical and should be viewed with caution. For purposes of this table, the effect of an adverse change is calculated for each assumption without changing any other assumptions, although changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The Bank’s single family mortgage loan securitizations have not experienced any credit losses since inception. The following table presents information about single family mortgage loans, including delinquencies, net of credit losses, at December 31, 2005, 2004 and 2003:

	2005	2004	2003
Principal amount held in Bank’s portfolio and held for sale	$3,437,557,000	$3,248,731,000	$2,645,846,000
Principal amount serviced for others (1)	4,361,899,000	3,464,346,000	3,024,893,000

Total principal amount	$7,799,456,000	$6,713,077,000	$5,670,739,000

Principal amount 60 or more days past due	$14,201,000	$7,322,000	$425,000
Net credit losses (2)	—	—	—

(1)	Includes loans serviced for securitization trusts.
(2)	Net credit losses represent total chargeoffs for the calendar year for single family mortgage loans originated by the Bank, including loans for which the Bank does not bear the risk of loss.

In 2002, the Bank securitized $48.4 million of performing multifamily and commercial real estate loans through a pass-through real estate mortgage investment conduit (“REMIC”) for which the Bank acts as servicer and special servicer. The Bank retained interests in the first-loss subordinated class of the security and MSRs. All other classes of the security were sold to Trainer Wortham First Republic CBO II. The Bank receives annual servicing fees of approximately 0.99% of the outstanding loan balance as compensation for servicing the income property loans. The value of the retained interests depends primarily on the amount of projected credit losses, the repayment speed on the loans and the rate used to discount the expected cash flows.

For the income property securitization, the remaining outstanding balance of the securitized loans was $9.6 million at December 31, 2005. The securitized income property loans have not experienced any credit losses to date, and there were no delinquent loans at December 31, 2005. The Bank’s retained interests in the first-loss security had a net book value of $1,687,000 at December 31, 2005, carried at 62% of stated principal balance, and a fair value of $1,886,000. The Bank reports this security in investment securities available-for-sale. The retained MSRs for the income property securitization had a net book value of $4,000 at December 31, 2005, and the fair value was $30,000. The key assumptions used in valuing the retained interests at December 31, 2005 were as follows: constant prepayment rate (“CPR”) of 37%; cumulative default rate (“CDR”) of 1% with a loss severity of 25% and a 12-month lag to recovery; and a discount rate of 20%.

The following table presents certain cash flows received from and paid to the Bank’s six securitization trusts for each of the three years ended December 31:

	2005	2004	2003
Servicing fees received	$2,981,000	$3,827,000	$4,744,000
Cash flows received on retained interests	7,559,000	9,364,000	12,878,000
Purchases of delinquent and foreclosed assets	—	—	—
Servicing advances	99,000	293,000	170,000
Repayments of servicing advances	$99,000	$293,000	$170,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Note 6. Prepaid Expenses and Other Assets

At December 31, prepaid expenses and other assets consisted of the following:

	2005	2004
Prepaid expenses	$13,938,000	$10,128,000
Deferred tax asset, net (Note 13)	19,469,000	13,181,000
Nonmarketable equity investments	24,742,000	10,227,000
Issuance costs, net	5,736,000	6,485,000
Investment principal receivable	19,229,000	4,917,000
Investment advisory fees receivable	3,302,000	3,893,000
Acquisition-related intangibles (Note 7)	1,859,000	2,095,000
Other assets	5,123,000	5,192,000

Total	$93,398,000	$56,118,000

Nonmarketable equity investments include investments in venture capital funds, tax credit investments and other equity interests acquired for various purposes. Generally, these investments are recorded on a cost basis. The investments are reviewed quarterly and assessed for other-than-temporary impairment. Income from these investments and estimated losses due to other-than-temporary declines in value are recognized in other income, and pre-tax losses on tax credit investments are recognized in other expense.

Issuance costs for subordinated notes and the preferred stock of the Bank’s REIT subsidiaries are amortized over the life of the issue using the interest method.

Investment principal receivable includes expected principal repayments of investment securities available-for-sale and investment securities held-to-maturity. The Bank estimates the amount based on contractual principal payments and market information that includes such factors as prepayment activity. The Bank does not anticipate non-performance by any of the issuers.

Note 7. Goodwill and Related Identifiable Intangible Assets

The Bank follows SFAS No. 142, “Goodwill and Other Intangible Assets,” for the accounting and reporting of goodwill and other intangible assets. In addition to goodwill, the Bank’s intangible assets include identifiable intangible assets related to investment advisory contracts and MSRs.

The following table presents the allocation of goodwill by reporting unit and changes in the carrying value:

	Trainer Wortham	Starbuck Tisdale	Froley Revy	Commercial Banking	Total
December 31, 2003	$26,806,000	$13,999,000	$20,317,000	$427,000	$61,549,000
Additional acquisition	5,952,000	—	—	—	5,952,000
Deferred payments	—	—	1,421,000	—	1,421,000

December 31, 2004	32,758,000	13,999,000	21,738,000	427,000	68,922,000
Deferred payments	—	626,000	1,453,000	—	2,079,000

December 31, 2005	$32,758,000	$14,625,000	$23,191,000	$427,000	$71,001,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The deferred payments are in connection with the acquisitions of Starbuck Tisdale and Froley Revy. Under SFAS No. 142, the Bank is required to test goodwill for impairment annually at the reporting unit level. The Bank is required to test goodwill for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Each year since 2002, the Bank has engaged a qualified firm to perform an independent valuation analysis on its investment advisory subsidiaries. No impairment charges were recognized in 2005, 2004 or 2003.

In September 2004, the Bank recognized identifiable intangible assets related to the acquisition of certain investment advisory contracts by Trainer Wortham. The Bank reports these identifiable intangible assets in prepaid expenses and other assets. The Bank amortizes these identifiable intangible assets over the estimated period of the cash flows generated by the investment advisory contracts, projected to be in effect from five to twenty years. The following table presents information about the carrying amount of these intangible assets at December 31, 2005 and 2004 and amortization expense for each period.

Identifiable intangible assets:	2005	2004
Gross carrying amount	$2,155,000	$2,155,000
Accumulated amortization	(296,000)	(60,000)

Balance at December 31,	$1,859,000	$2,095,000

Beginning balance	$2,095,000	$—
Addition	—	2,155,000
Amortization expense	(236,000)	(60,000)

Ending balance	$1,859,000	$2,095,000

At December 31, 2005, the estimated future amortization expense for these intangible assets was $226,000 in 2006, $215,000 in 2007, $200,000 in 2008, $183,000 in 2009, $166,000 in 2010 and $869,000 thereafter. These projections are based on the estimated life of investment advisory contracts existing at the date of purchase. Future amortization expense may be significantly different if the actual life of an investment advisory contract is significantly less than its estimated life.

Note 8. Customer Deposits

Demand deposit checking accounts for business clients did not bear interest at December 31, 2005 and 2004. Negotiable Order of Withdrawal (“NOW”) checking accounts provide unlimited check writing to consumer clients and bear a minimum balance interest rate of 0.05% at both December 31, 2005 and December 31, 2004. Passbook and money market accounts that have no contractual maturity paid interest compounded daily at rates ranging from 0.15% to 3.85% per annum at December 31, 2005 and 0.15% to 2.60% per annum at December 31, 2004.

Certificates of deposit bear interest at varying rates based on money market conditions, generally ranging from 1.00% to 5.83% at December 31, 2005 and from 0.24% to 6.30% at December 31, 2004. At December 31, 2005, the contractual maturities of the Bank’s certificates of deposit were as follows: $1,262,011,000 in 2006; $160,834,000 in 2007; $61,289,000 in 2008; $50,642,000 in 2009, $35,552,000 in 2010 and $160,000 thereafter.

The Bank is a member of the FDIC’s Bank Insurance Fund (“BIF”), and its deposit accounts are insured by the FDIC up to $100,000 per insured depositor. At December 31, 2005, certificates of deposit of $100,000 or more totaled $884,675,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Note 9. Federal Home Loan Bank Advances

As a member of the FHLB, the Bank was approved for approximately $3.73 billion of FHLB advances at December 31, 2005. FHLB advances are either adjustable rate in nature or fixed for a specific term and consisted of the following at December 31:

	2005		2004
Advances maturing in:	Amount	Rate	Amount	Rate
Less than one year	$1,233,000,000	3.98%	$571,500,000	2.04%
1 to 2 years	50,000,000	3.40	300,000,000	3.25
2 to 3 years	16,500,000	5.61	50,000,000	3.40
3 to 4 years	—	—	16,500,000	5.61
4 to 5 years	—	—	—	—
Thereafter	130,000,000	4.11	130,000,000	2.53

Total	$1,429,500,000	3.99%	$1,068,000,000	2.56%

The stated interest rates presented above include the effect of interest rate swap agreements (see Note 12). Under the Bank’s interest rate swap agreements, the Bank receives an adjustable rate that is equal to the adjustable rate paid on the FHLB advances, and the Bank pays a fixed rate.

The Bank is required to own FHLB stock at least equal to 4.7% of outstanding FHLB advances. The Bank records FHLB stock at cost and owned $73,626,000 of FHLB stock at December 31, 2005. FHLB stock owned in excess of 4.7% (“excess stock”) can be redeemed at par upon the Bank’s request. The FHLB redeems excess stock at its option at par from time to time.

Note 10. Subordinated Notes

The outstanding amount of the Bank’s subordinated notes was $63,770,000 at December 31, 2005 and 2004. These notes carry an interest rate of 7.75% and mature on September 15, 2012.

Note 11. Minority Interest in Subsidiaries

The Bank formed FRPCC in April 1999 and FRPCC II in September 2001, each as a subsidiary of the Bank that is a real estate investment trust (“REIT”) for federal income tax purposes. Each REIT has issued preferred stock, which the Bank reports as minority interest in subsidiaries in the Bank’s consolidated balance sheet. Both the dividends paid on the REITs’ preferred stock and the amortization of issuance costs are reported as minority interest in the Bank’s consolidated income statement. Under banking regulations, the REITs’ preferred stock is treated as Tier 1 Capital up to 25% of total Tier 1 Capital, and any excess amount is treated as Tier 2 Capital. Under certain adverse or regulatory circumstances, each series of the REITs’ preferred stock is exchangeable into preferred stock of the Bank at the direction of regulators.

FRPCC completed a $55.0 million initial private offering of 10.50% noncumulative perpetual exchangeable Series A preferred stock in June 1999 and a $7.0 million private placement of 5.7% noncumulative perpetual exchangeable Series C preferred stock in June 2001. The Series C preferred stock is convertible at the option of the holder into 343,530 shares of the Bank’s common stock at a conversion price of $20.38. If declared, dividends on the Series A preferred stock and the Series C preferred stock are payable semiannually. In addition, FRPCC completed a $42.0 million public offering of 8.875% noncumulative perpetual exchangeable Series B preferred stock in January 2002 and a $60.0 million public offering of 7.25% noncumulative perpetual exchangeable Series D preferred stock in June 2003. The Series B preferred stock and the Series D preferred stock have a liquidation value of $25 per share, and, if declared, dividends are payable quarterly on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

liquidation value. The Series B preferred stock and the Series D preferred stock are traded on the Nasdaq National Market under the symbols “FRCCP” and “FRCCO,” respectively. At December 31, 2005, FRPCC had total assets of approximately $333.0 million, consisting primarily of single family mortgage loans.

In August 2003, FRPCC II completed a $10.0 million private placement of 8.75% noncumulative perpetual exchangeable Series B preferred stock (“Series B II” preferred stock). The Series B II preferred stock has a liquidation value of $25 per share and, if declared, dividends are payable quarterly. At December 31, 2005, FRPCC II had total assets of approximately $908.7 million, consisting primarily of multifamily and commercial real estate mortgage loans.

At December 31, 2005, the Bank owned $25.4 million of FRPCC’s Series A preferred stock. The Bank did not purchase any of FRPCC’s Series A preferred stock in 2005 and had purchased on the open market $150,000 of Series A preferred stock in 2004. The Bank has reduced minority interest in subsidiaries for the total amount purchased. Dividends paid to the holders of the REITs’ preferred stock, excluding the Bank, were $12,462,000 in 2005, $12,466,000 in 2004 and $10,669,000 in 2003. These amounts do not include the amortization of issuance costs. The dividends paid on the REITs’ preferred stock reduce the Bank’s taxable income by the amount of the dividends.

Dividends on FRPCC’s common stock were $1,924,000 for 2005, $1,924,000 for 2004 and $1,255,000 for 2003, substantially all of which were paid to the Bank. The dividends paid to the Bank for 2005 and 2004 were treated as consent dividends by the Bank under Section 565 of the Internal Revenue Code. Dividends on FRPCC II’s common stock were $49,316,000 for 2005, $45,930,000 for 2004 and $47,953,000 for 2003, payable to the Bank as the owner of 100% of the common stock and treated as consent dividends by the Bank under Section 565 of the Internal Revenue Code. The consent dividends accounted for 100% of the Bank’s federal taxable income from FRPCC II.

Note 12. Derivative Financial Instruments

Management periodically uses derivative instruments, including interest rate swaps and caps, as part of its interest rate risk management strategy. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, the Bank recognizes all derivatives on the balance sheet at fair value. The Bank accounts for changes in the fair value of a derivative depending on the intended use of the derivative and its resulting designation under specified criteria.

The Bank has entered into interest rate swap contracts with the FHLB of San Francisco to hedge changes in cash flows of adjustable rate FHLB advances. Under each swap contract, the Bank receives an adjustable rate equal to the adjustable rate paid on the FHLB advance, and the Bank pays a fixed rate until the swap contract matures. The Bank accounts for these derivatives under the cash flow methodology of SFAS No. 133. The Bank did not exclude any component of each swap contract from its assessment of hedge effectiveness. The following table presents information regarding the notional amounts, average rate and estimated net fair values of the interest rate swap contracts held in 2005 and 2004.

Interest rate swap contracts:	2005	2004
Aggregate notional amount at beginning of year	$60,000,000	$137,000,000
New contracts	—	—
Maturities	(40,000,000)	(77,000,000)

Aggregate notional amount at end of year	$20,000,000	$60,000,000

Average fixed rate for the year	2.52%	2.62%
Estimated net fair value gain at December 31	$59,000	$241,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The estimated net fair value of the contracts is reported in prepaid expenses and other assets. The remaining interest rate swap contracts mature in the first quarter of 2006. As of December 31, 2005, the Bank was not required to provide collateral under its swap agreements.

The change in fair value is reported as an unrealized gain or loss, net of tax, in other comprehensive income. The following table presents the cumulative other comprehensive income balances for the interest rate swap agreements and the related net change during each year.

Interest rate swap contracts:	2005	2004	2003
Accumulated unrealized gain (loss), net of tax, at beginning of year	$154,000	$(471,000)	$(143,000)
Unrealized gains (losses) on cash flow hedges	(182,000)	1,026,000	(642,000)
Tax effect	62,000	(401,000)	314,000

Unrealized gains (losses) on cash flow hedges, net of tax	(120,000)	625,000	(328,000)

Accumulated unrealized gain (loss), net of tax, at end of year	$34,000	$154,000	$(471,000)

No gain or loss was recognized in income due to ineffectiveness because of the complete correlation between the swaps and the underlying advances. The Bank recognized interest income on these swap contracts of $286,000 in 2005, which was reported as a reduction of interest expense on FHLB advances and other borrowings, and interest expense of $900,000 and $866,000 in 2004 and 2003, respectively, which was reported as interest expense on FHLB advances and other borrowings.

The Bank also creates derivative instruments when it enters into interest rate lock commitments for single family mortgage loans that will be sold to investors. The Bank’s interest rate risk exposure to these commitments is not significant as these derivatives are economically hedged with forward commitments to sell the loans to investors. The interest rate lock commitments had a total notional principal amount of $68.4 million at December 31, 2005 and the estimated fair value was a net gain of $255,000. The forward loan sale commitments had a total notional principal amount of $146.1 million at December 31, 2005 and the estimated value was a net loss of $353,000. At December 31, 2005, the Bank’s forward loan sale commitments included $77.6 million of loans originated and classified as held for sale pending purchase by investors.

The credit risk associated with these derivative instruments is the risk of non-performance by the counterparty to the contracts. Management does not anticipate non-performance by any of the counterparties.

Note 13. Income Taxes

At December 31, 2005 and 2004, the amount of current taxes payable, which is included in other liabilities, was $4,763,000 and $1,711,000, respectively. The following table presents the components of the Bank’s annual provision for income taxes for 2005, 2004 and 2003:

	2005	2004	2003
Federal taxes:
Current	$24,528,000	$23,782,000	$18,580,000
Deferred	(3,906,000)	(4,517,000)	(289,000)

Subtotal	20,622,000	19,265,000	18,291,000

State taxes:
Current	13,320,000	8,078,000	6,904,000
Deferred	(1,904,000)	(845,000)	(473,000)

Subtotal	11,416,000	7,233,000	6,431,000

Total	$32,038,000	$26,498,000	$24,722,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The following table presents a reconciliation between the effective income tax rate and the federal statutory rate for the three years ended December 31:

	2005	2004	2003
Expected statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefits	8.0	6.5	6.8
Tax-exempt income	(8.1)	(6.1)	(2.2)
Other, net	(0.4)	0.9	0.4

Effective tax rate	34.5%	36.3%	40.0%

The effective income tax rate decreased in 2005 primarily due to additional purchases of tax-advantaged investments in municipal securities and bank-owned life insurance contracts, as well as tax credits resulting from investments and net interest tax deductions earned from banking activities.

As the Bank has previously reported, the California taxing authority issued in December 2003 an announcement challenging the tax treatment of certain dividend deductions involving REITs. As a result of such announcement, the Bank has not recognized any California income tax benefits in 2005, 2004 and 2003 of a type that had been recognized in 2002 and part of 2001 related to one of the Bank’s REIT subsidiaries. The State of California has commenced an audit of the Bank’s tax returns for the years 2000 to 2002. The Bank intends to defend aggressively its claims for the California tax benefits taken in 2002 and part of 2001 and as yet unrecorded tax benefits available for subsequent years. If the Bank’s tax position is not sustained, the effect would be a charge to earnings of approximately $3.4 million, after tax contingency reserves and net of federal tax benefits; such amount will increase over time as a result of continuing interest and penalties. During the third quarter of 2005, the Bank increased its tax contingency reserves related to this issue.

The following table presents the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$18,388,000	$15,673,000
Deferred compensation	4,979,000	4,281,000
Mortgage servicing rights	3,196,000	2,928,000
Accrued expenses	1,832,000	1,201,000
Residual interests in loan securitizations	4,830,000	5,136,000
Income from interests in CBOs	508,000	1,185,000
Deferred franchise tax	2,785,000	2,538,000
Other deferred tax assets	—	191,000

Total gross deferred tax assets	36,518,000	33,133,000
Less: valuation allowance	—	—

Net deferred tax assets	36,518,000	33,133,000

Deferred tax liabilities:
FHLB stock dividend income	5,883,000	9,463,000
Loan fee income	7,267,000	7,432,000
Net unrealized gain on available-for-sale securities	1,794,000	2,211,000
Net unrealized gain on cash flow hedges	25,000	86,000
Depreciation and amortization	1,781,000	760,000
Other deferred tax liability	299,000	—

Total gross deferred tax liabilities	17,049,000	19,952,000

Net deferred tax asset	$19,469,000	$13,181,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The net deferred tax asset represents recoverable taxes and is included in prepaid expenses and other assets. The Bank believes a valuation allowance is not needed for 2005 or 2004 as it is more likely than not that the deferred tax asset will be realized through previously paid taxes or future taxable income.

Note 14. Preferred Stock

As of December 31, 2005, the Bank was authorized to issue 500,000 shares of preferred stock, par value $0.01 per share. In February 2004, the Bank issued $65.0 million of 6.70% noncumulative, perpetual Series A preferred stock (“Series A Preferred Shares”), which has a liquidation preference of $1,000 per share. The Bank’s Series A Preferred Shares are represented by 2,600,000 depositary shares traded on the New York Stock Exchange (“NYSE”) under the symbol “FRC-PrA.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. The Bank’s Series A Preferred Shares are redeemable by the Bank on or after February 3, 2009, subject to prior approval of the FDIC.

In March 2005, the Bank issued $50.0 million of 6.25% noncumulative, perpetual Series B preferred stock (“Series B Preferred Shares”), which has a liquidation preference of $1,000 per share. The Bank’s Series B Preferred Shares are represented by 2,000,000 depositary shares traded on the NYSE under the symbol “FRC-PrB.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. The Bank’s Series B Preferred Shares are redeemable by the Bank on or after March 18, 2010, subject to prior approval of the FDIC.

The Series A and Series B Preferred Shares are reported as a component of stockholders’ equity. Under regulatory guidelines, the preferred stock is included as a component of Tier 1 Capital.

If declared, dividends on the Series A and Series B Preferred Shares are paid quarterly on March 30, June 30, September 30 and December 30 of each year, or, if not a business day, the preceding business day. Dividends on the Bank’s Series A and Series B Preferred Shares are noncumulative. However, if distributions are not paid (whether or not declared) for any six dividend periods, holders of the depositary shares representing the Bank’s Series A and Series B Preferred Shares voting with the holders of the other series of preferred stock of the Bank to the extent such voting rights have vested with respect to such other series of preferred stock as a separate class are entitled to vote for the election of two additional directors to serve on the Bank’s Board of Directors until all dividends on such Preferred Shares are paid in full for at least four consecutive dividend periods.

Since issuance of the preferred stock, the Bank has paid all dividends when due. Dividends are deducted from net income in order to arrive at net income available to common stockholders. The following table presents the dividends on preferred stock the Bank paid during 2005 and 2004:

	2005	2004
Series A Preferred Shares	$4,355,000	$3,956,000
Series B Preferred Shares	2,457,000	—

Total	$6,812,000	$3,956,000

Note 15. Common Stockholders’ Equity

The aggregate total of shares held as treasury stock at December 31, 2003 was 1,776,871 shares with a cost of $21.3 million. During 2004, the Bank issued 65,250 shares in connection with its acquisitions, 510,000 shares in a private placement, 331,875 shares under the restricted stock plan and 426,300 shares under various stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

plans. There were no repurchases of common stock during 2004. At December 31, 2004, the Bank held 448,185 shares as treasury stock. During 2005, there were no repurchases of common stock, and the Bank issued the remaining shares held as treasury stock. In addition, the Bank issued authorized shares of common stock. During 2005, 58,901 shares of common stock were issued in connection with its acquisitions, 660,000 shares in a private placement, 445,150 shares under the restricted stock plan and 562,154 shares under various other stock plans.

In August 2003, the Bank initiated the payment of a quarterly cash dividend of $0.083 per share of outstanding common stock. The Board of Directors approved increases in the quarterly dividend payment to $0.10 per share in October 2004 and to $0.125 per share in July 2005. The Bank declared common stock dividends totaling $11.1 million in 2005 and $8.2 million in 2004. Under the terms of its subordinated notes, its preferred stock and the preferred stock of FRPCC and FRPCC II, the Bank may pay cash dividends on its common stock as long as there is no failure to pay dividends, interest or principal when due. Additionally, the Bank’s ability to pay dividends on its common and preferred stock is subject to restrictions imposed by applicable FDIC regulations and law, including Nevada banking law.

The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total Capital and Tier 1 Capital to risk-weighted assets and of Tier 1 Capital to average assets. Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total Risk-Based, Tier 1 Risk-Based Capital and Tier 1 Leverage ratios as presented in the following table. There are no conditions or events that have occurred since that notification that management believes would result in a change to the institution’s category.

The following table presents the actual capital amounts and ratios of the Bank as of December 31, 2005 and 2004:

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$757,605,000	12.83%	$472,568,000	8.0%	$590,710,000	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	653,088,000	11.06	236,284,000	4.0	354,426,000	6.0
Tier 1 Capital (to Average Assets)	653,088,000	7.17	364,178,000	4.0	455,222,000	5.0

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$622,604,000	12.71%	$391,852,000	8.0%	$489,815,000	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	499,323,000	10.19	195,926,000	4.0	293,889,000	6.0
Tier 1 Capital (to Average Assets)	499,323,000	6.90	289,632,000	4.0	362,040,000	5.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Note 16. Stock Compensation Plans

Stock Options

The Bank adopted the fair value method of accounting for stock options prospectively beginning January 1, 2003. For stock options granted after January 1, 2003, the Bank recognizes compensation expense over the vesting period for such options. For stock options granted prior to January 1, 2003, the Bank includes estimated compensation costs in its pro forma disclosure.

Fixed Stock Options

The Bank has granted fixed stock options under both the 1998 Stock Option Plan and the Amended and Restated Employee Stock Option Plan. Under the 1998 Stock Option Plan, 1,865,906 shares of common stock were available for issuance at December 31, 2005, and options on 1,756,380 shares had been granted to employees, officers and directors, of which 1,674,180 shares were exercisable. Under the Amended and Restated Employee Stock Option Plan, 54,545 shares of common stock were available for issuance at December 31, 2005, and 40,008 shares had been granted to employees, all of which were exercisable. In addition to these plans, prior to 2003, the Bank had granted options to its directors, management and certain newly hired personnel; at December 31, 2005, 347,438 shares were outstanding and 304,088 shares were exercisable. Under substantially all such option agreements, the exercise price of each option generally equals the market price of the Bank’s common stock (or the tangible book value per share if higher) at the grant date. Generally, stock options vest over a period of up to five years from the grant date and have a maximum contractual life of ten years.

The following table presents a summary of the Bank’s fixed stock option activity for the three years ended December 31, 2005:

	2005		2004		2003
Fixed Options:	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,356,894	$11.95	2,623,512	$11.91	3,235,437	$11.86
Granted	7,500	33.30	18,750	22.08	78,750	17.84
Exercised	(217,783)	12.30	(258,068)	11.84	(496,630)	10.22
Forfeited	(2,785)	18.36	(27,300)	15.80	(194,045)	17.88

Outstanding at end of year	2,143,826	$11.98	2,356,894	$11.95	2,623,512	$11.91

Options exercisable at end of year	2,018,276	$11.52	2,159,244	$11.35	2,296,635	$11.17

The Bank estimated the fair value of options granted using the Black-Scholes option-pricing model, both for purposes of recognizing compensation costs in 2005, 2004 and 2003 and for pro forma disclosures. The following table presents the weighted average per share fair value of the options granted and the weighted average assumptions used.

Fixed Options:	2005	2004	2003
Fair value of options granted, per share	$9.26	$8.31	$5.39
Expected quarterly dividend paid, per share	$0.100	$0.083	$0.083
Expected stock price volatility	26%	29%	30%
Risk-free interest rate	3.83%	3.49%	2.96%
Expected life, in years	5.5	5.5	5.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

The following table presents a summary of fixed stock options outstanding at December 31, 2005:

Range of Exercise Prices:	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Exercisable Options
$6.89 to $10.00	120,972	1.3 years	$7.48	120,972
10.01 to 20.00	1,938,629	3.4 years	11.78	1,857,029
20.01 to 30.00	76,725	6.6 years	22.10	40,275
30.01 to 33.30	7,500	9.1 years	33.30	—

$6.89 to $33.30	2,143,826	3.4 years	$11.98	2,018,276

Performance-Based Stock Options

Under the 1995 Performance-Based Contingent Stock Options (“1995 Contingent Options”), the Bank granted stock option awards to selected executives and other key employees. The vesting periods for these awards were contingent upon achieving targeted increases in the Bank’s tangible book value per share. Each option has a ten-year contractual life, and the exercise price of each option is equal to the market price of the Bank’s stock on December 31, 1995.

The following table presents a summary of the Bank’s performance-based stock option activity for the three years ended December 31, 2005:

	2005		2004		2003
Performance-Based Options:	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	275,625	$5.83	547,125	$5.83	669,375	$5.83
Exercised	(270,000)	5.83	(271,500)	5.83	(122,250)	5.83
Forfeited	—	—	—	—	—	—

Outstanding at end of year	5,625	$5.83	275,625	$5.83	547,125	$5.83

Options exercisable at end of year	5,625	$5.83	275,625	$5.83	547,125	$5.83

At December 31, 2005, all of the outstanding 5,625 options were vested and exercisable; these options have a remaining contractual life of less than one year. During 2004, 210,000 shares that were exercised were converted into 175,152 deferred equity units (“DEUs”) under the Bank’s Deferred Compensation Plan.

Employee Stock Purchase Plan

Under the Amended and Restated Employee Stock Purchase Plan (the “Purchase Plan”), the Bank is authorized to sell an aggregate 954,810 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Generally, employees are eligible to participate in the Purchase Plan after one year of employment. Under the terms of the Purchase Plan, employees can purchase shares of the Bank’s common stock at 90% of the closing price on the last day of each semimonthly payroll period, subject to an annual limitation of common stock valued at $25,000. Approximately 29% of currently eligible employees have participated in the Purchase Plan in the last three years and a total of 308,479 shares have been sold to employees under the Purchase Plan since its inception. Under the Purchase Plan, the Bank sold 27,976 shares, 14,245 shares and 17,752 shares to employees in 2005, 2004 and 2003, respectively. Under SFAS No. 123, no compensation cost is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

recognized for the Purchase Plan because the discount from market price offered to employees approximates the Bank’s historical stock issuance costs. Beginning in 2006, eligible employees can purchase the Bank’s common stock at 95% of the closing price, subject to an annual limitation of common stock values at $25,000.

Restricted Stock Plans

Under the Bank’s 2000 Restricted Stock Plan, the Bank is authorized to issue an aggregate total of 191,250 shares of restricted stock to certain officers, all of which were awarded in 2000. The shares are restricted as to the vesting of the shares. The restrictions lapse over a seven-year period beginning on December 31, 2002 and on each December 31 for the next six years. Upon vesting, the shares are transferable. The Bank is recognizing the cost of these restricted shares at $13.86 per share over the eight-year period from the grant date until final vesting on December 31, 2008. Additionally, the Bank is recognizing over this period the cost of a related cash payment of $5.86 per share to these officers, which represents the estimated tax benefits to the Bank at the grant date.

Under the 2003 Restricted Stock Plan, the Bank is authorized to issue an aggregate 1,237,500 shares of restricted stock to eligible employees, officers and directors. The shares are restricted only as to the vesting of the shares. The restrictions on the shares generally lapse over five or seven year periods, and restricted shares awarded to certain officers contain performance-based vesting criteria. Upon vesting, the shares are transferable.

The following table presents a summary of the activity for the Bank’s restricted stock plans for the three years ended December 31, 2005:

	2005		2004		2003
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Restricted Stock:
Outstanding at beginning of year	735,163	$20.69	495,109	$16.66	163,930	$14.61
Granted	445,150	34.38	331,875	25.62	359,250	17.45
Vested	(144,116)	20.26	(89,121)	16.66	(27,321)	14.61
Canceled	(14,100)	29.15	(2,700)	19.30	(750)	19.30

Outstanding at end of year	1,022,097	$26.60	735,163	$20.69	495,109	$16.66

The Bank granted 445,150 shares to 139 persons in 2005, 331,875 shares to 45 persons in 2004 and 359,250 shares to 87 persons in 2003. For the shares vested under the restricted stock plans, the Bank recognized noncash compensation costs of $5,126,000 in 2005, $2,460,000 in 2004 and $916,000 in 2003 and cash compensation costs of $140,000 in each year. The Bank’s stockholders’ equity reflects both the issuance of the restricted shares and the offsetting deferred compensation amount of $23.1 million at December 31, 2005. This amount will be recognized as an expense ratably over the vesting period of the restricted stock, which extends until March 31, 2012.

In connection with the restricted stock plans, the Bank generally is entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares, except for special limitations. The Bank’s income tax deduction would be higher than its previously recorded expense if the fair value of the shares on the date of vesting exceeds $13.86 for shares issued under the 2000 Restricted Stock Plan and from approximately $16 to $40 for shares issued under the 2003 Restricted Stock Plan. Such incremental tax deduction has been and would be recorded as an increase in stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Note 17. Commitments and Contingencies

At December 31, 2005 and 2004, the Bank had conditional commitments to originate loans of $243.4 million and $182.7 million, respectively, and to disburse additional funds on existing loans and lines of credit of $2.16 billion and $1.63 billion, respectively. The Bank’s commitments to originate loans are agreements to lend to a client as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amounts do not necessarily represent future cash requirements.

Future minimum rental payments required under operating leases, net of sublease income, including the Bank’s office facilities, that have initial or remaining noncancelable terms in excess of one year at December 31, 2005 were as follows: 2006 – $17.2 million; 2007 – $18.2 million; 2008 – $18.2 million; 2009 – $17.7 million; 2010—$16.2 million; thereafter – $72.6 million. Rent, net of sublease income, and certain related occupancy expense, was $15.4 million in 2005, $14.0 million in 2004 and $13.8 million in 2003.

The Bank has been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

Note 18. Employee Benefit Plans

The Bank’s Cash or Deferred Plan (the “401k Plan”) is a qualified plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the 401k Plan, the Bank matches, with contributions from net income, up to 5% of each participant’s compensation subject to certain limitations. The Bank’s contributions to the 401k Plan in 2005, 2004 and 2003 were approximately $3.0 million, $2.6 million and $2.0 million, respectively. At December 31, 2005 and 2004, total assets in the Bank’s 401k Plan were approximately $45.3 million and $35.3 million, respectively. The 401k assets are invested by plan participants in a family of investment funds. The 401k Plan cannot own any shares of the Bank’s common stock.

The Bank established an Employee Stock Ownership Plan (“ESOP”) in 1985 that enables eligible employees to own common stock of the Bank. In 2005, the Bank contributed to the ESOP 30,000 common shares having a cost based on their fair value of $1,110,000. In 2004, the Bank contributed to the ESOP 30,000 treasury shares having a cost based on their fair value of $1,060,000. In 2003, the Bank contributed to the ESOP 37,500 treasury shares having a cost based on their fair value of $895,000. Employees may make withdrawals from their ESOP accounts under certain circumstances, upon reaching a minimum age or following a minimum number of years of service. At December 31, 2005, the ESOP held 399,997 shares allocated to participants, which had a fair value of $14.8 million. At December 31, 2004, the ESOP held 418,605 shares allocated to participants, which had a fair value of $14.8 million.

In 1998, the Bank adopted a Deferred Compensation Plan under which eligible officers and employees may defer receipt of compensation earned in future years until a later time, as elected by the participants. The deferred amounts earn interest at a market rate set each year. Amounts may be deferred for a period of from at least one year until retirement, at which time distributions may be made in installments for up to ten years. Any deferred amounts will be paid to the participant immediately upon death, disability, or the termination of employment for any reason other than retirement. At December 31, 2005, the aggregate amount deferred in all participants’ accounts was $4.1 million. During 2005, total compensation payments of $973,000 were deferred into cash balances and the Bank paid interest of $132,000 on all funds deferred under this plan. During 2004, total compensation payments of $289,000 were deferred into cash balances and the Bank paid interest of $115,000 on all funds deferred under this plan. During 2003, total compensation payments of $395,000 were deferred into

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

cash balances and the Bank paid interest of $113,000 on all funds deferred under this plan. Beginning in 2006, participants may invest deferred compensation in a family of investment funds.

In addition, in 1998, the Bank’s stockholders approved the Deferred Equity Unit Plan (the “DEU Plan”), under which eligible employees, officers and outside directors may defer receipt of compensation earned in 1999 and future years until a later time, as elected by the participants. The deferred amounts are converted into DEUs payable in shares of the Bank’s common stock at a later date. The number of DEUs awarded to a participant is determined by dividing the amount of compensation deferred by the market price of the common stock at the time the compensation was payable. Deferral elections and distributions under the DEU Plan are generally the same as described above for the Deferred Compensation Plan except that DEUs are settled in shares of common stock, or cash under certain circumstances. Under the DEU Plan, eligible employees and directors deferred total compensation payments of $475,000 and acquired 12,961 DEUs during 2005, deferred total compensation payments of $441,000 and acquired 15,658 DEUs during 2004 and deferred total compensation payments of $278,000 and acquired 15,823 DEUs during 2003.

The DEU Plan provides that unvested shares of restricted stock and shares to be received under nonqualified stock options held by outside directors and employees may be converted into DEUs. As of December 31, 2005, the holders of certain shares of restricted stock and nonqualified stock options had elected to exchange their interests for 264,487 units under the DEU Plan.

The Bank expects that eligible employees and outside directors will defer receipt of compensation under the Deferred Compensation Plan and the DEU Plan in the future.

During 2004, the Bank implemented a Supplemental Executive Retirement Plan (“SERP”), with five of its executives. The SERP provides for cash payments to the signatories at predetermined future dates beginning in 2014. The Bank recorded $335,000 and $167,000, respectively, as compensation expense in 2005 and 2004 related to the SERP. The SERP is designed to replace a split dollar life insurance arrangement in place since 1995. The Bank also invests in bank-owned life insurance contracts to partially offset the cost of the SERP.

Generally, employees are eligible to participate in the Bank’s 401k Plan and ESOP after six months of full-time employment and in the Purchase Plan and both deferred plans after one year of full-time employment. Since inception, the Bank has not offered any other employee benefit plans and, at December 31, 2005, has no requirement to accrue additional expenses for any pension or other post-employment benefits.

Note 19. Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Bank disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgment in estimating fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. The Bank has not adjusted fair values to reflect changes in market conditions subsequent to December 31, 2005 and 2004; therefore, estimates presented herein are not necessarily indicative of amounts that could be realized in a current transaction.

The estimated fair values presented neither include nor give effect to the values associated with the Bank’s existing client relationships, lending and deposit office networks, or certain tax implications related to the realization of unrealized gains or losses. The fair value summary does not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

Cash and cash equivalents: The current carrying amount approximates estimated fair value.

Investment securities: For securities classified as available-for-sale or held-to-maturity, the Bank used current market prices, quotations or analysis of estimated future cash flows to determine fair value.

FHLB stock: FHLB stock has no trading market, is required as part of membership and is redeemable at par; therefore, its fair value is presented at cost.

Loans: The carrying amount of loans is net of deferred loan fees or costs and the allowance for loan losses. To estimate fair value of the Bank’s loans, which are primarily adjustable rate and intermediate fixed rate real estate secured mortgages, the Bank segments each loan collateral type into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk and accrual status.

The Bank bases the fair value of single family, multifamily and commercial mortgages primarily upon prices of loans with similar terms obtained by or quoted to the Bank, adjusted for differences in loan characteristics and market conditions. The Bank estimates the fair value of other loans based on the current interest rates at which similar loans would be made to borrowers with similar credit characteristics in the Bank’s lending activities. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.

For the fair value of nonaccrual loans and certain other loans, the Bank considers the individual characteristics of the loans, including delinquency status and the results of the Bank’s internal loan grading process.

Loans held for sale: The carrying amount of loans held for sale reflects the lower of cost or market, including net deferred loan fees and costs. The fair value of loans held for sale was derived from quoted market prices of loans with similar terms or actual prices at which loans were committed for sale.

MSRs: The fair value of MSRs related to loans originated and sold by the Bank is based on a present value calculation of expected future cash flows, with assumptions regarding prepayments, discount rates and investment rates adjusted for market conditions.

Investments in life insurance: Both the carrying amount and the fair value of investments in life insurance reflect the total cash surrender value of each policy.

Customer deposits: The fair value of deposits with no stated term such as demand deposit accounts, NOW accounts, MMA accounts and passbook accounts is the carrying amount reported on the consolidated balance sheet. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed. Management believes that the Bank’s non-term accounts, as a continuing source of less costly funds, provide significant additional value to the Bank that is not reflected above. The fair value of deposits with a stated maturity is based on the present value of contractual cash flows discounted by the replacement rates for securities with similar remaining maturities.

FHLB advances: The fair value of overnight FHLB advances is the carrying amount. The estimated fair value of longer term FHLB advances represents the present value of cash flows discounted using the FHLB’s fixed rate cost of funds curve for advances of the same type and with the same characteristics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Subordinated notes: The fair value is based on current market prices for traded issues.

Commitments to extend credit: The majority of the Bank’s commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the Bank or the borrower, they have value only to the Bank and the borrower. The estimated fair value of the Bank’s commitments to extend credit, including letters of credit, approximates the recorded deferred fee amounts and was not material at December 31, 2005 or 2004.

Derivative financial instruments: The fair value of interest rate swap agreements is determined by calculating the present value of expected future cash flows, using discount rates that appropriately reflect market and credit risks. The estimated fair values of other derivative assets or liabilities that are created from interest rate lock commitments and forward loan sale commitments are estimated using analysis based on current market prices.

The following table presents the estimated fair values of financial instruments at December 31:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$141,762,000	$141,762,000	$87,987,000	$87,987,000
Investment securities	1,649,734,000	1,664,567,000	866,980,000	872,628,000
FHLB stock	73,626,000	73,626,000	64,970,000	64,970,000
Loans, net	6,620,968,000	6,669,807,000	5,430,099,000	5,502,908,000
Loans held for sale	376,107,000	377,502,000	637,975,000	646,711,000
MSRs	25,865,000	35,538,000	19,168,000	28,045,000
Investments in life insurance	151,855,000	151,855,000	98,261,000	98,261,000

Liabilities:
Customer deposits	7,019,048,000	7,009,986,000	5,604,582,000	5,603,575,000
FHLB advances	1,429,500,000	1,430,885,000	1,068,000,000	1,068,495,000
Subordinated notes	63,770,000	70,785,000	63,770,000	74,820,000

Derivatives:
Interest rate swaps	59,000	59,000	241,000	241,000
Interest rate lock commitments	255,000	255,000	245,000	245,000
Forward loan sale commitments	$(353,000)	$(353,000)	$(212,000)	$(212,000)

Note 20. Segments

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Bank’s two reportable segments are commercial banking and wealth management.

The following table presents the operating results for the years 2005, 2004 and 2003, and goodwill and identifiable assets of the Bank’s two reportable segments at December 31, 2005, 2004 and 2003, as well as any reconciling items to consolidated totals.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated
2005:
Interest income	$423,385,000	$141,000	$(103,000)	$423,423,000
Noninterest income	24,405,000	50,588,000	(2,080,000)	72,913,000

Total revenues	447,790,000	50,729,000	(2,183,000)	496,336,000
Income before minority interest and income taxes	103,628,000	2,319,000	—	105,947,000
Goodwill at December 31	427,000	70,574,000	—	71,001,000
Identifiable assets at December 31	$9,312,343,000	$21,766,000	$(14,199,000)	$9,319,910,000

2004:
Interest income	$289,787,000	$49,000	$(24,000)	$289,812,000
Noninterest income	18,133,000	45,158,000	(1,347,000)	61,944,000

Total revenues	307,920,000	45,207,000	(1,371,000)	351,756,000
Income before minority interest and income taxes	79,146,000	6,938,000	—	86,084,000
Goodwill at December 31	427,000	68,495,000	—	68,922,000
Identifiable assets at December 31	$7,410,736,000	$18,943,000	$(6,682,000)	$7,422,997,000

2003:
Interest income	$249,898,000	$115,000	$(30,000)	$249,983,000
Noninterest income	31,692,000	33,874,000	(1,390,000)	64,176,000

Total revenues	281,590,000	33,989,000	(1,420,000)	314,159,000
Income before minority interest and income taxes	69,345,000	3,605,000	—	72,950,000
Goodwill at December 31	427,000	61,122,000	—	61,549,000
Identifiable assets at December 31	$5,998,076,000	$10,769,000	$(5,902,000)	$6,002,943,000

The commercial banking segment represents the operations of the Bank, including real estate secured lending, retail deposit gathering, private banking activities, mortgage sales and servicing, and managing the capital, liquidity and interest rate risk of the entities. The wealth management segment consists of the investment management activities of Trainer Wortham, Starbuck Tisdale and Froley Revy, which manage assets for individuals and institutions in convertible securities, equities, fixed income and balanced accounts. The wealth management segment also includes: First Republic Trust Company, a division of the Bank that offers personal trust services; First Republic Wealth Advisors, which offers advisory services to high net worth clients; the Bank’s mutual fund activities; and the brokerage activities of First Republic Securities Company.

The reconciling items for revenues include fees paid by the Bank to Trainer Wortham and Starbuck Tisdale for managing its investment portfolio as well as intercompany business referral fees. The reconciling items for assets include subsidiary funds on deposit with the Bank and any intercompany receivable that is reimbursed on a quarterly basis.

Note 21. Variable Interest Entities

Trainer Wortham is in the business of creating and either managing or advising collateralized bond obligations (“CBOs”). These CBOs are considered VIEs as defined by FIN 46R and are subject to the provisions thereof. As of December 31, 2005, the Bank and Trainer Wortham held interests in four CBOs and the Bank and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

Froley Revy held interests in a convertible arbitrage hedge fund that also is considered a VIE as defined by FIN 46R. A summary of the relevant information pertaining to each outstanding CBO is presented below:

	CBO II	CBO III	CBO IV	CBO V
Month of inception	February 2002	February 2003	January 2004	December 2004
Collateral assets as of December 31, 2005	$293,000,000	$300,000,000	$244,000,000	$350,000,000
Annual collateral management fees:
Senior/junior	18 bp	30 bp	35 bp	40 bp
Subordinated	22 bp	—	—	—
Bank investment in preference shares
Book value, net of reserves	$—	$247,000	$1,661,000	$—
% of total preference shares outstanding	4.8%	3.8%	14.3%	—%

In February 2000, Trainer Wortham created Trainer Wortham First Republic CBO I, Limited (“CBO I”), a special-purpose company incorporated to acquire and hold an investment portfolio to be managed to specified criteria over a five year period. At closing, CBO I purchased approximately $500 million of high quality, short duration investment securities on the open market and issued a combination of commercial paper, debt securities and equity interests to fund those assets. In February 2005, Trainer Wortham oversaw the orderly and successful liquidation of CBO I at the end of its scheduled five-year term.

In February 2002, Trainer Wortham established a second CBO, Trainer Wortham First Republic CBO II, Limited (“CBO II”). At closing, CBO II purchased approximately $300 million of asset-backed securities and REIT debt securities on the open market. In addition, the Bank sold to CBO II approximately $50 million of performing multifamily and commercial real estate loans through a REMIC pass-through securitization for which the Bank acts as servicer. The Bank retained an investment in the REMIC’s first-loss subordinated class with an amortized cost of $1.7 million as of December 31, 2005. In addition, $9.6 million of the commercial real estate loans remained outstanding, and there were no losses of principal or interest on these loans as of December 31, 2005.

CBO II has not made distributions to its preference shareholders since October 2004. As a result, the Bank has reduced the carrying value of its investment in CBO II preference shares to zero by establishing a reserve for losses of $283,000 in 2005 and recording impairments of $82,000 in 2005 and $186,000 in 2004. Both reserves and impairments are recorded as loss on sale of investment securities in the Bank’s income statement. In addition, for the payment period ending January 10, 2006, holders of the most junior class of bonds in CBO II did not receive a coupon payment. A number of factors have contributed to the interruption of payments, among them contractual limitations on the reinvestment of cash, narrow credit spreads on eligible investment opportunities, net payouts under interest rate swap agreements exaggerated by the low interest rate environment and rating downgrades on certain collateral assets. In 2005, approximately $12.2 million of manufactured housing bonds in CBO II were downgraded by a major rating agency to a level implying a technical default and these bonds were written down to $10.3 million as of December 31, 2005; the issuer is current as to interest payments on this balance. The investment securities owned by CBO II have a weighted average rating of Baa1/BBB+ by Moody’s Investors Services and Standard and Poor’s, respectively, as to principal repayment. CBO II is a “cash flow” CBO, meaning the debt service on its liabilities is primarily dependent on collateral cash flows and has a remaining expected life of approximately six years.

In addition to senior and junior fees earned from managing CBO II, Trainer Wortham is eligible to receive incentive fees of 22 basis points on portfolio assets. Payment of incentive fees to Trainer Wortham is deferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

until holders of the preference shares have received payments aggregating to an internal rate of return of 18%. As of December 31, 2005, Trainer Wortham had not recognized any deferred incentive fees and currently does not expect to recognize any such fees. For the payment period ending January 10, 2006, Trainer Wortham did not receive its junior fees and does not expect to receive such fees in the next several periods.

In February 2003, the Bank and Trainer Wortham completed a third CBO transaction, Trainer Wortham First Republic CBO III, Limited (“CBO III”). At closing, CBO III purchased asset-backed securities, REIT debt securities and corporate debt securities on the open market. The investment securities purchased by CBO III have a weighted average rating of A3/A/A- by Moody’s Investors Services, Standard and Poor’s and Fitch Ratings, respectively, as to principal repayment. Like CBO II, CBO III is a “cash flow” CBO and has a remaining expected life of approximately seven years. In February 2005, CBO III did not make a distribution to its preference shareholders, though payments have since resumed. No collateral assets have defaulted in CBO III.

In January 2004, Trainer Wortham established its fourth CBO, Trainer Wortham First Republic CBO IV, Limited (“CBO IV”). CBO IV was created to acquire and hold a static investment portfolio in accordance with specific, predetermined criteria. The investment securities purchased by CBO IV have a weighted average rating of A3/A by Moody’s Investors Services and Standard and Poor’s, respectively, as to principal repayment. CBO IV is also a “cash flow” CBO and has a remaining expected life of approximately six years. In addition, Trainer Wortham serves as the Collateral Advisor to CBO IV and earns senior and junior advisory fees totaling 35 basis points on portfolio assets.

In December 2004, Trainer Wortham established its fifth CBO, Trainer Wortham First Republic CBO V, Limited (“CBO V”). The investment securities purchased by CBO V have a weighted average rating of A3/A/A- by Moody’s Investors Services, and Standard and Poor’s and Fitch Ratings, respectively, as to principal repayment. CBO V is also a “cash flow” CBO and has a remaining expected life of approximately eight years. As of December 31, 2005, neither the Bank nor any related parties owned preference shares of CBO V. Trainer Wortham serves as the Collateral Manager to CBO V and earns senior and junior fees totaling 40 basis points on portfolio assets.

Neither the Bank nor Trainer Wortham has sold or transferred any assets to CBO III, CBO IV or CBO V. Neither the Bank nor Trainer Wortham provides any credit support or financial guarantees, holds any liquidity obligations or has any recourse obligations to any of the CBOs. If the assets of each CBO are not sufficient to satisfy its debts upon liquidation, the Bank’s exposure is limited to the amount of its investment. The Bank is not required to consolidate the assets of any of the CBOs in its financial statements as of December 31, 2005 under the provisions of FIN 46R because it does not absorb a majority of expected losses or expected residual returns.

In August 2004, Froley Revy created the Froley, Revy Alternative Strategies Master Fund, Ltd. (the “Fund”), a hedge fund incorporated to employ arbitrage strategies involving the purchase and sale of convertible securities and common stock. The investment objective of the Fund is to create a low volatility asset that produces higher returns than comparable asset classes with similar characteristics. The Fund may apply leverage up to five times the amount of equity in the Fund. Neither the Bank nor any of its subsidiaries provide leverage to the Fund. Unlike certain other investment vehicles, such as CBOs, there is no final closing date for the Fund, which may grow as new investors enter the Fund over time, and there is no legal limit on the size of the Fund.

Froley, Revy, through its wholly owned entity, FR Fund Management, LLC, is the Investment Manager of the Fund. The Investment Manager receives an annual management fee paid quarterly of 150 basis points on the net assets of the Fund. In addition, the Investment Manager is entitled to incentive fees equal to 20% of the net profits of the Fund subject to a loss carryfoward provision. This means that if the Fund loses money in a given year, the Investment Manager must recover that loss in subsequent years before it can earn its incentive fees. As

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005

of December 31, 2005, the Fund had total assets under management of $8.2 million; one investor, which owns 9% of the Fund’s equity interests, is considered a related party of the Bank. Neither the Bank nor Froley Revy has made a direct investment in the Fund. The Bank is not required to consolidate the assets of the Fund in its financial statements as of December 31, 2005 under the provisions of FIN 46R.

Note 22. Subsequent Events

In August 2005, the Bank reached an agreement to acquire First Signature Bank & Trust of Portsmouth, New Hampshire (“First Signature”), a wholly owned subsidiary of John Hancock Financial Services. Following receipt of all regulatory approvals, this transaction closed on January 31, 2006, at which time the Bank began to operate additional banking offices in Boston, Massachusetts, and Greenwich, Connecticut. At the close of the transaction, First Signature had approximately $390 million of liabilities, consisting primarily of certificates of deposit, and assets consisting primarily of cash. The Bank paid approximately $26.8 million, which represented a modest premium over tangible book value. During the first half of 2006, the Bank plans to sell most of the certificates of deposits acquired from First Signature, subject to required regulatory approvals, and will complete its analysis of the carrying values of the assets acquired and liabilities assumed in accordance with the purchase method of accounting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

First Republic Bank:

We have audited the accompanying consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bank and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Republic Bank’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

San Francisco, California

March 13, 2006

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within First Republic Bank have been detected.

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2005, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

FIRST REPUBLIC BANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

First Republic Bank:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that First Republic Bank maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Republic Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of First Republic Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that First Republic Bank maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, First Republic Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 13, 2006 expressed an unqualified opinion on these consolidated financial statements.

San Francisco, California

March 13, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

The Bank derives its income from three principal areas: (1) net interest income, which is the difference between the interest income the Bank receives from interest-earning assets such as loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from private banking and wealth management activities, including investment advisory, trust and brokerage services. The discussion of the Bank’s results of operations for the past three fiscal years that follows should be read in conjunction with the Bank’s consolidated financial statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report. In addition to historical information, this annual report includes certain forward-looking statements regarding events and trends that may affect the Bank’s future results. Such statements are subject to risks and uncertainties that could cause the Bank’s actual results to differ materially. Such factors include, but are not limited to, those described in this discussion and analysis. For a more complete discussion of the factors that could affect the Bank’s future results, please read the section entitled “Risk Factors” in the Bank’s Form 10-K.

Critical Accounting Policies and the Impact of Accounting Estimates

The Bank’s discussion and analysis of its financial condition and results of operations are based upon the Bank’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Bank evaluates its estimates, including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, intangible assets, income taxes, contingencies, litigation and other operational risks. The Bank bases its estimates on historical experience and on various other assumptions it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses

The Bank considers the accounting policy for allowance for loan losses to be a critical accounting policy because it is a complex process involving difficult and subjective judgments, assumptions and estimates. The allowance for loan losses is an estimate that can change under different assumptions and conditions. The Bank estimates credit losses resulting from the inability of its clients to make required payments. If the financial condition of the Bank’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, or the value of collateral securing mortgage loans were to decline, an increase in the allowance may be required. A significant decline in the credit quality of the Bank’s loan portfolio could have a material adverse effect on the Bank’s financial condition and results of operations.

Life of Loans and Repayment Speed

Other significant estimates required in the preparation of the Bank’s consolidated financial statements include estimating the life of loans or the rate of principal repayment of loans, investment securities and loans sold to investors. The estimated life of a loan impacts the amortization of deferred loan origination fees and costs, the amortization of premiums or discounts on investment securities, the valuation of MSRs and the valuation of certain residual interests retained in connection with loan securitizations. Generally, the Bank amortizes deferred loan fees and costs over the contractual life of loans. An increase in the prepayment speed will require the Bank to accelerate the recognition of deferred amounts. When loans serviced for others prepay more rapidly than projected, the Bank may be required to record a provision for valuation allowance on its MSRs or retained interests. The Bank performs quarterly assessments of the fair value of MSRs and provides for impairment allowances whenever the fair value of a specific group of loans falls below its net book value. Additional provisions may be required in future periods, depending on the level of loan repayments and other factors. Due to the number and significance of the estimates and assumptions required in accounting for these financial instruments and the volatility in interest rates and the mortgage markets, future revisions of these estimates are anticipated.

Goodwill and Other Intangible Assets

The Bank has recorded $71.0 million of goodwill as an asset on its consolidated balance sheet at December 31, 2005, primarily in connection with the purchase of its three investment advisory subsidiaries. The Bank is required to evaluate goodwill and related intangible assets annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of any of these entities. Fair value is the amount at which a reporting unit could be bought or sold in a current transaction between willing parties. During the fourth quarter of each year, the Bank has engaged a qualified firm to perform an independent valuation analysis on its investment advisory subsidiaries. The Bank has never recognized any impairment charge. However, if assumptions and conditions change such that future valuations differ from management’s estimates, the Bank may be required to reduce the carrying value of goodwill or related intangible assets and recognize an impairment charge.

Securitizations

Beginning in 2000, the Bank sold single family loans in REMIC securitization transactions and retained servicing rights and other interests in these securitizations. These transactions generally cover more than $300 million of loans and require complex estimates and continuous analysis in order to be appropriately recorded in the Bank’s consolidated financial statements. When the Bank records a loan securitization, the Bank performs present value estimates based on future cash flows, future loan losses, repayment rates, interest rates and other market factors. Subsequent to closing, the Bank monitors cash flow performance, loan repayments and interest rates against original estimates. The original estimates have a significant impact on the initial amount of gain or loss on sale recognized when the loans are securitized. If actual results differ significantly from original estimates, the subsequent yield earned may be reduced or impairment charges recognized on the related assets. At December 31, 2005, the Bank held retained interests related to securitizations with a total carrying value of $14.1 million, and the Bank has recorded impairment charges of $33,000 in 2005, $96,000 in 2004 and $615,000 in 2003 related to these assets.

Results of Operations

Overview

In 2005, the Bank’s total assets increased 26%, total deposits grew 25%, wealth management assets under management or administration increased 7% and net income available to common stockholders increased 27% compared with 2004. Diluted EPS for the year 2005 was $2.08 per share, a 21% increase compared with $1.72 per share for 2004; diluted EPS for 2003 was $1.61 per share. During 2005, the increase in interest rates and a larger average balance sheet resulted in higher net interest income. The growth in wealth management assets due to improving market conditions contributed to a 12% increase in revenues generated by this segment. Net income available to common stockholders also included strong loan sales gains due to increased demand in the secondary market and higher income from tax-advantaged investments in life insurance.

Total Bank’s assets increased $1.90 billion to $9.32 billion at December 31, 2005 from $7.42 billion at December 31, 2004. Loan origination volume increased to $4.77 billion in 2005, compared with $4.09 billion in 2004 and $3.85 billion in 2003, primarily due to an increase in the number of relationship managers, strong client demand for home purchases and a continuation of real estate refinancings. The Bank’s single family mortgage loans, including home equity lines of credit, were $3.84 billion and represented 58% of total loans at December 31, 2005. The Bank’s allowance for loan losses was $39.7 million at December 31, 2005 and there were no foreclosed real estate assets. During 2005, total deposits increased $1.41 billion, or 25%. Balances in business and personal checking accounts increased $314.0 million, or 18%, as the Bank continued to emphasize building banking relationships by opening checking and other transaction deposit accounts. At December 31, 2005, the balances in checking accounts represented 29% of total deposits, compared with 31% at December 31, 2004.

Net Interest Income

Net interest income is a principal source of income for the Bank. The Bank’s net interest income increased to $253,650,000 in 2005 from $202,054,000 in 2004 and $164,773,000 in 2003. The growth in the Bank’s average interest-earning assets in 2005 was proportional to the growth in average interest-bearing liabilities; both average interest-earning assets and average interest-bearing liabilities grew by 24%. However, the average yield on interest-earning assets increased 86 basis points while the average rate on interest-bearing liabilities increased 80 basis points, contributing to higher net interest income.

The net interest margin was 3.33% in 2005, 3.24% in 2004 and 3.21% in 2003. During this period of increasing interest rates, the Bank’s margin has increased moderately in response to the increase in interest rates.

The following table presents the average yields earned on interest-earning assets and rates paid on interest-bearing liabilities for each of the past three years:

	2005	2004	2003
Cash and investments	5.32%	4.48%	4.06%
Loans	5.52	4.64	5.02
Total interest-earning assets	5.48	4.62	4.86
Deposits	1.98	1.19	1.43
Borrowings	3.29	2.19	2.57
Subordinated debentures and notes	7.95	7.95	8.01
Total interest-bearing liabilities	2.24	1.44	1.72
Net interest spread	3.24%	3.18%	3.14%
Net interest margin	3.33%	3.24%	3.21%
Average interest-earning assets as a % of average interest-bearing liabilities	104%	104%	104%

Interest income on real estate and other loans grew to $361,241,000 in 2005 from $253,825,000 in 2004 and $217,721,000 in 2003. The results for 2005 reflected a 20% increase in average balances for loans and loans held for sale and rising interest rates. Average loan balances increased to $6.55 billion for 2005 from $5.47 billion for 2004 and $4.34 billion for 2003. The average yield on loans increased 88 basis points to 5.52% in 2005, from 4.64% in 2004, which had dropped from 5.02% in 2003. The Bank’s yield on loans is affected by market rates, the level of adjustable rate loan indices, interest rate floors and caps, repayment of loans with higher fixed rates, the level of loans held for sale, portfolio mix and the level of nonaccrual loans. In the first half of 2004, the Bank’s loan yields declined due to falling and lower market interest rates; however, loan yields began a modest increase in the second half of 2004 and throughout 2005 as the Federal Reserve Bank raised the federal funds rate thirteen times since June 2004 to 4.25%. At December 31, 2005, the Bank’s weighted average contractual loan rate was 6.00%, compared with 4.89% at December 31, 2004. For adjustable rate mortgage loans, the yield is affected by the timing of changes in the loan rates, which generally lag behind the timing of market rate changes. Of the total loan portfolio, including loans held for sale, 58% were adjustable rate loans that reprice in six months or less. The proportion of single family loans in the Bank’s loan portfolio also affects the Bank’s loan yields, since single family loans generally earn interest rates that are lower than rates for other types of loans. For 2005, the average balance for single family loans in the Bank’s permanent loan portfolio dropped slightly to 52% of the total average balance of the Bank’s permanent loan portfolio from 55% for 2004. The Bank’s total loans receivable outstanding, including loans held for sale, was $7.03 billion at December 31, 2005, an increase of $932.6 million, or 15%, compared with $6.10 billion at December 31, 2004. The Bank experienced growth during the year in all loan categories.

Interest income on investments includes income earned on cash and short-term investments, investment securities and FHLB stock. Interest income on investments increased to $62,182,000 in 2005, from $35,987,000 in 2004 and $32,262,000 in 2003, as the average investment position increased to $1.34 billion for 2005, from $908.3 million in 2004 and $822.1 million in 2003. The average yield on cash and investments, adjusted for the effect of tax-exempt interest income, was 5.32% in 2005, up 84 basis points from 4.48% in 2004 and up 126 basis points from 4.06% in 2003, primarily due to purchases of tax-exempt securities and higher market rates of interest. The interest rates earned on investments, other than tax-exempt securities that are typically fixed-rate, generally reflected average market rates, including the impact of the Federal Reserve Bank rate changes and the low level of interest rates until mid- 2004. Average investments in 2005 were 17% of total average interest-earning assets, compared with 14% in 2004 and 16% in 2003. At December 31, 2005, the carrying value of investment securities and FHLB stock was $1.72 billion compared with $932.0 million at December 31, 2004.

During 2005, the Bank continued to increase its investments in longer-term fixed rate tax advantaged municipal bonds. These securities increased to $505.6 million at December 31, 2005, from $322.2 million at December 31, 2004 and $77.7 million at December 31, 2003. The average balance for 2005 was $413.8 million, compared with $201.1 million for 2004 and $42.1 million for 2003. Ownership of municipal securities increased the Bank’s average yield earned on cash and investments by 0.69% in 2005, 0.52% in 2004 and 0.14% in 2003. On a tax- equivalent basis, the interest income earned on these securities was higher than the reported amounts by $9,240,000 in 2005, $4,681,000 in 2004 and $1,140,000 in 2003.

Total interest expense consists of three components: interest expense on customer deposits, interest expense on FHLB advances and other borrowings and interest expense on debentures and notes. Total interest expense increased to $169,773,000 in 2005 from $87,758,000 in 2004 and $85,210,000 in 2003, as average interest-bearing liabilities increased to $7.57 billion in 2005 from $6.11 billion in 2004 and $4.95 billion in 2003. The average cost of total interest-bearing liabilities increased to 2.24% in 2005, compared with 1.44% in 2004 and 1.72% in 2003.

Interest expense on deposits, comprising checking accounts, money market and passbook accounts and certificates of deposit, was $124,412,000 in 2005, compared with $59,233,000 in 2004 and $56,901,000 in 2003. The Bank’s average deposits increased 26% throughout 2005 and the average rate paid on deposits increased 79 basis points. Average deposit balances were $6.28 billion for 2005, compared with $4.97 billion in 2004 and $3.99 billion in 2003. The average rate on deposits increased primarily due to rising market rates. At December 31, 2005, the weighted average contractual rate paid on deposits was 2.22%, 77 basis points higher compared with 1.45% at December 31, 2004. The Eleventh District Cost of Funds Index (“COFI”) increased 117 basis points over the same period. The average rate paid on deposits rose to 1.98% for 2005 from 1.19% in 2004, which had dropped from 1.43% in 2003. Average lower-rate checking account balances comprised 28% of average total deposits for 2005, compared with 27% for 2004 and 22% for 2003. Total average liquid accounts, consisting of checking, money market and passbook accounts, decreased slightly in 2005 to 80% of total average deposits from 82% in 2004, while higher-rate certificate of deposit accounts increased in 2005 to 20% of total average deposits from 18% in 2004. At December 31, 2005, the Bank’s total deposits were $7.02 billion, compared with $5.60 billion at December 31, 2004. The Bank’s deposits have grown at compound annual growth rates of 23% for the past 5 years and 20% for the past 10 years. The Bank’s deposit growth over the past five years is attributable to an increased emphasis on private banking and private business banking, an increased focus on deposit-gathering activities, the continued expansion of the preferred banking office network and the introduction of new banking products and services. The Bank’s newer offices have allowed additional deposits to be raised in existing markets at competitive terms, although extensive competition for new deposits affects the cost of incremental deposit funds.

The Bank is a member of the FHLB of San Francisco and uses FHLB advances as an alternative source of funds and as a short-term funding source for loans held for sale. The Bank has obtained FHLB advances with longer maturities and with rates fixed for longer periods than are generally available from retail deposits. Interest expense on FHLB advances increased to $40,290,000 in 2005, compared with $23,454,000 in 2004 and $22,906,000 in 2003 as average balances and rates increased. The Bank’s average balance for FHLB borrowings increased to $1.22 billion in 2005, from $1.07 billion in 2004 and $890.5 million in 2003, and the average rate paid on these liabilities increased 110 basis points to 3.29% in 2005 from 2.19% in 2004, which had dropped from 2.57% in 2003. FHLB advances and other borrowings as a proportion of total average interest-bearing liabilities was 16% for 2005, slightly lower compared with 18% for 2004.

The Bank’s adjustable FHLB advances bear interest rates that change at a frequency ranging from daily to semiannually. Since there are no limitations on the amount that the interest rate on adjustable FHLB advances may increase or decrease at each repricing point, the cost of an adjustable FHLB advance fully reflects market rates. The Bank has entered into interest rate swap agreements that convert certain adjustable rate FHLB advances to fixed rates for a specific period. The net interest differential on the interest rate swap agreements resulted in a decrease in interest expense of $286,000 in 2005 and increases in interest expense of $900,000 in 2004 and $866,000 in 2003. Including the effect of interest rate swap agreements, $86.5 million, or 6%, of FHLB advances outstanding at December 31, 2005 had interest rates fixed for more than one year. The cost of maturing or adjustable FHLB advances may increase or decrease more rapidly than the cost of the Bank’s deposits during periods when interest rates change rapidly. The Bank’s total outstanding FHLB advances were $1.43 billion at December 31, 2005, compared with $1.07 billion at December 31, 2004 and $829.0 million at December 31, 2003. The weighted average contractual rate paid on the Bank’s FHLB advances was 3.99% at December 31, 2005 and 2.56% at December 31, 2004. The Bank expects that the interest rates paid on FHLB advances will continue to fluctuate with changes in market rates. In addition, the Bank will continue to emphasize growth in deposits to fund a significant percentage of future asset growth, and any excess funds from deposits may be used to reduce FHLB advances.

The Bank must collateralize FHLB advances by pledging mortgage loans and investments that are assets of the Bank. The Bank pledges more assets than required by its current level of borrowings in order to maintain additional borrowing capacity. Although the Bank may substitute other loans for such pledged loans, the Bank is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 2005, the Bank had pledged $3.19 billion of loans and $945.1 million of investment securities to the FHLB and had a total borrowing capacity of $3.29 billion, against which the Bank had borrowed $1.43 billion.

Interest expense on subordinated debentures and notes includes interest payments and amortization of debt issuance costs on the Bank’s long-term, capital-related subordinated instruments that bear fixed rates. The average cost of all outstanding subordinated instruments was 7.95% for both 2005 and 2004, compared with 8.01% in 2003. At December 31, 2005 and 2004, the weighted average contractual rate paid on outstanding notes was 7.75%.

Profile of Lending Activities

The Bank’s strategy is to emphasize the origination of loans secured by single family residences and to originate selectively multifamily mortgages, commercial real estate mortgages and other loans primarily to our existing clients. At December 31, 2005, approximately 60% of the Bank’s total loans were adjustable-rate or mature within one year. Some single family loans, including substantially all longer-term fixed rate loans, are originated for sale in the secondary market. From its inception in 1985 through December 31, 2005, the Bank has originated approximately $30.69 billion of loans, of which approximately $10.88 billion have been sold to investors. In 2005, the Bank’s loan originations totaled $4.77 billion, compared with $4.09 billion in 2004 and $3.85 billion in 2003. The level of loan originations depends on the level of interest rates, the number of personnel involved in lending, the demand for homes in our markets and other economic conditions. For the past three years, the relatively high level of loan originations reflected increased lending personnel in the Bank’s existing and new markets, a high level of single family lending as a result of the relatively lower rates of interest available to borrowers, which encouraged refinancing, increased home purchases in the Bank’s primary markets and the demand by clients for income property and non-real estate loans. In 2005, single family lending and total loan originations were relatively high due to the activity in the real estate markets in which the Bank operates, acceptable rates of interest and continued new client acquisition.

The Bank focuses on originating a limited number of loans by property type, location and borrower. The Bank’s loans are of sufficient average size to allow thorough analysis and senior management involvement. The majority of the Bank’s loans are secured by properties located in close proximity to one of the Bank’s offices.

The following table presents the Bank’s loan originations during the past three years by property type and location:

	2005		2004		2003
($ in millions)	Amount	%	Amount	%	Amount	%
Single Family:
San Francisco	$1,772.0	37%	$1,525.1	37%	$1,767.4	46%
New York	712.2	15	561.0	14	516.1	13
Los Angeles	576.9	12	523.6	13	572.5	15
San Diego	129.2	3	133.6	3	114.2	3

Subtotal	3,190.3	67	2,743.3	67	2,970.2	77

Income Property:
San Francisco	424.4	9	390.0	9	231.9	6
Los Angeles	47.9	1	35.3	1	26.4	1
New York	38.1	1	34.1	1	30.0	1
Other	62.3	1	79.5	2	5.9	—

Subtotal	572.7	12	538.9	13	294.2	8

Construction	192.2	4	238.4	6	163.3	4
Commercial business	447.1	9	344.6	8	207.2	5
Other	371.9	8	222.5	6	211.9	6

Subtotal	1,011.2	21	805.5	20	582.4	15

Total	$4,774.2	100%	$4,087.7	100%	$3,846.8	100%

The category of other loans originated in 2005 included $215.0 million of unsecured loans and lines of credit and $147.1 million of loans secured by stock and other collateral, of which only portions have been drawn. Generally, the Bank originates these loans to clients who have an established loan or deposit relationship.

The Bank has approved a limited group of third-party appraisers to appraise all of the properties on which it makes loans and requires two appraisals for larger single family loans. The Bank’s policy is seldom to exceed an 80% loan-to-value (“LTV”) ratio on single family loans without mortgage insurance. LTV ratios generally decline as the size of the loan increases. At origination, the Bank generally does not exceed 75% LTV ratios for multifamily loans and 70% LTV ratios for commercial real estate loans. The approximate weighted average LTV ratios on loans originated in 2005 were 56% on single family loans, 61% on multifamily loans, 58% on commercial real estate loans and 56% on construction loans.

The Bank has retained adjustable rate mortgages (“ARMs”) in its loan portfolio in addition to intermediate fixed rate loans. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. However, subject to market conditions, the Bank’s ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. As part of the Bank’s standard underwriting policy, borrowers undergo a qualification process for an ARM loan assuming an interest rate that is higher than the initial rate.

Certain adjustable rate single family home loans contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. As noted above, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial rate on negative amortization loans. The amount of any payment shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which, in turn, could cause increases in the principal amount owed by the borrower over the original amount advanced. At December 31, 2005, loans with the potential for negative amortization were $42.8 million, or 0.64% of the total loan portfolio, and loans that had increases in principal balance since origination were $3.1 million, or only 0.05% of the total loan portfolio. Of the Bank’s loans that had increases in principal since origination, the average increase was 1.37% of the original principal balance. The aggregate amount of interest that has been added to the principal of such negative amortization loans was only $51,000 at December 31, 2005.

The Bank has offered, for over 12 years, loan products with a period of interest only payments. Underwriting standards for all loans have required a high level of borrower net worth, substantial post-loan liquidity, excellent FICO scores and significant down payments. As of December 31, 2005, approximately $2.44 billion of loans, or 80% of the Bank’s single family loan portfolio, allowed interest only payments for varying periods. These interest only loans had an average LTV ratio of approximately 57%, based on appraised value at the time of origination. Less than 1% of the Bank’s interest only home loans had an LTV ratio at origination of more than 80%. The Bank has never incurred a loan loss on any single family loan that contained an interest only payment feature.

By design, the Bank’s home equity line of credit (“HELOC”) product requires the payment of interest each month on the outstanding balance. During the first 10 years of the loan term, repayment of principal is at the borrower’s option, just as their ability to draw down or repay the line amount depends upon personal circumstances. The Bank underwrites HELOCs to the same standards as single family home loans. As a result, the Bank’s delinquency and loss experience on HELOCs has been excellent. Since 1991 when the Bank began offering HELOCs secured by single family homes, the Bank has not had a loss of principal or interest on any HELOC.

A percentage of the income property secured loans that the Bank originates allow for interest only payments. At December 31, 2005, the Bank’s total outstanding balance of multifamily and commercial real estate loans was $1.75 billion. Included in this portfolio was $134.4 million, or 7.7%, of loans for which interest only payments may be made for a period of up to 10 years, depending upon the borrower, specific underwriting criteria and terms of the loans. Additionally, the Bank had committed to lend $102.6 million under lines of credit secured by the equity in multifamily and commercial real estate, and $53.8 million was outstanding at December 31, 2005, representing 3.1% of the portfolio; these lines of credit also allow for interest only payments for an initial period. For income property loans that allow for interest only payments, the average LTV ratio was 57% based on the appraised value at the time of origination and the balance outstanding at December 31, 2005.

The Bank’s collection policies are highly focused with respect to both its portfolio loans and loans serviced for others. The Bank has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.

At December 31, 2005, 52% of the Bank’s loans were secured by properties located in the San Francisco Bay area, 17% in New York and contiguous states, 8% in Los Angeles County, 11% in other areas of California, and 4% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit, aggregated $3.84 billion and accounted for 57% of the Bank’s total loans, while loans secured by commercial real estate were $1.05 billion, or 16%, and multifamily loans were $701.4 million, or 10%. During

2005, the Bank’s origination of single family mortgage loans exceeded sales and repayments, resulting in a net increase in the dollar amount of its loans secured by single family homes of approximately $546.5 million. Over the last three years, the Bank generally has increased the outstanding balance of commercial real estate mortgages, multifamily loans and other loan types in its loan portfolio.

The following table presents an analysis of the Bank’s total loan portfolio at December 31, 2005 by property type and major geographic location.

	San Francisco Bay Area	Greater New York City Area	Los Angeles County	Other California Areas	Other	Las Vegas, Nevada	Total
($ in millions)							Amount	%
Single family	$1,804	$722	$373	$523	$388	$26	$3,836	57%
Commercial real estate	684	44	77	103	36	109	1,053	16
Multifamily	540	44	20	18	4	75	701	10
Business	139	172	39	37	52	2	441	7
Construction	118	34	22	45	5	25	249	4
Stock and other secured	81	66	20	17	17	—	201	3
Unsecured	80	46	21	8	19	1	175	3

Total	$3,446	$1,128	$572	$751	$521	$238	$6,656	100%

Percent by location	52%	17%	8%	11%	8%	4%	100%

Asset Quality

The Bank places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans that are well secured and in the process of collection) or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans for which the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally by the receipt of at least six consecutive payments.

The Bank’s policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. The Bank’s general policy has been to sell such problem assets as rapidly as possible at prices available in the prevailing market. For certain properties, the Bank may make repairs and engage management companies in order to reach stabilized levels of occupancy prior to asset disposition.

The following table presents the dollar amount of nonaccrual loans, real estate owned (“REO”), restructured performing loans and accruing single family loans over 90 days past due, as well as ratios to total assets, at the end of the past three years.

December 31,	2005	2004	2003
Nonaccrual loans	$7,601,000	$18,829,000	$13,438,000
Real estate owned	—	—	—

Total nonaccrual assets	7,601,000	18,829,000	13,438,000
Restructured performing loans	16,272,000	—	—

Nonaccrual and restructured assets	$23,873,000	$18,829,000	$13,438,000

Accruing single family loans over 90 days past due	$5,857,000	$7,529,000	$—

Percent of total assets:
All nonaccrual assets	0.08%	0.25%	0.22%
Nonaccrual and restructured assets	0.26%	0.25%	0.22%

At December 31, 2005, the Bank’s nonaccrual assets consisted primarily of two real estate secured loans, and there were no REO properties. In December 2005, the Bank classified as restructured performing, one commercial real estate loan of $16.3 million, which was previously reported as nonaccrual for 2003, 2004 and most of 2005; following a $5.0 million partial chargeoff in 2003, this loan became eligible for cash basis income recognition in September 2004. In 2005, the Bank collected $1,112,000 of cash payments on this restructured performing loan, of which $769,000 was recognized as interest income. The Bank’s nonaccrual assets consisted primarily of two income property loans at December 31, 2004 and one construction loan at December 31, 2003.

For collateral-dependent loans that are on nonaccrual status, the Bank has reduced the carrying value of such loans to the current estimated fair value of the collateral, net of selling costs, at December 31, 2005. However, the Bank cannot provide assurance that additional loan loss provisions or chargeoffs will not be required in the event that the property securing the Bank’s existing problem loan fails to maintain its value.

From time to time, a single family loan becomes delinquent. However, the Bank does not classify a single family loan over 90 days past due as a nonaccrual loan if the loan is well-secured and in the process of collection and the Bank does not expect to lose any principal or interest. The balance of accruing single family loans that have payments over 90 days past due was $5.9 million at December 31, 2005 and $7.5 million at December 31, 2004.

The Bank believes the current level of nonaccruing assets is very low, in dollar amount and as a percent of total assets in both absolute terms and historical terms. The Bank may not be able to maintain such a low level of nonperforming assets. The future level of nonperforming assets depends upon the performance of borrowers under loan terms and the timing of the sale of future REO properties and general economic conditions.

Allowance for Loan Losses and Provision for Loan Losses

The Bank establishes an allowance for the inherent risk of potential future losses, based upon established criteria, including the type of loan, loan characteristics, the Bank’s and the industry’s historical loss experience and economic trends. From inception through December 31, 2005, the Bank has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. Since 2001, there have been no chargeoffs on single family loans.

In 2005, the Bank recorded net recoveries of $932,000, which included recoveries of $75,000 on multifamily real estate loans, $346,000 on commercial real estate loans and $724,000 on other loans, offset by chargeoffs of $191,000 on commercial business loans. In 2004, the Bank recorded net chargeoffs of $738,000, including chargeoffs of $949,000 on other loans, offset by recoveries of $108,000 on multifamily real estate loans and $115,000 on commercial real estate loans. In 2003, the Bank recorded net chargeoffs of $4,317,000, including chargeoffs of $5,000,000 on one construction loan and $53,000 of chargeoffs on other loans, offset by recoveries of $394,000 on multifamily real estate loans and $348,000 on commercial business loans.

The Bank’s allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are subjective and cannot be reduced to a mathematical formula. Actual losses in any year may exceed allowance amounts.

At December 31, 2005, the allowance for loan losses was 0.60% of the Bank’s total loan portfolio, compared with 0.65% at December 31, 2004. Management’s continuing evaluation of the loan portfolio, including the level of single family home loans and non-real estate secured loans as well as an assessment of economic conditions, will dictate future allowance levels and the amount of loan loss provisions. The Bank reviews the adequacy of its allowance for loans losses on a quarterly basis. Management monitors closely all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all of the larger income property loans in its portfolio at least quarterly. Based predominately upon that continuous review and grading process, the Bank determines the appropriate level of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status. During 2005, the Bank recorded $4.0 million of provisions for loan losses, compared with $5.0 million in 2004 and $7.0 million in 2003. The level of provisions recognized in 2005 and in 2004 was primarily in response to loan growth throughout the year, including the growth in loans that are not secured by real estate, the relatively low level of delinquent loans, the high level of asset quality, as well as net recoveries of $932,000 experienced in 2005. The amount recognized in 2003 was partially in response to the chargeoff of $5.0 million on one construction loan as well as loan growth.

Although the Bank has established specific allowances for all nonaccrual assets at December 31, 2005, the Bank can provide no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank’s existing problem loans fail to maintain their values or that new problem loans arise.

Interest Rate Risk Management

Management seeks to reduce any adverse impact on its net interest income caused by fluctuating interest rates. Interest rate risk occurs when interest-bearing liabilities reprice or mature on a different basis and in unequal volume than interest-earning assets. The Bank’s asset/liability and investment committees provide oversight to the interest rate risk management process. The process is governed by policies and by limits established by senior management and subject to review by the Board of Directors at least annually. Adherence to these policies is monitored on an ongoing basis and decisions related to the management of interest rate exposure due to changes in balance sheet structure and market interest rates are made when appropriate and agreed to by the relevant committees. The Bank manages the potential effects of interest rate movements on earnings within prescribed policy limits.

Historically, the Bank has managed interest rate risk by originating and retaining adjustable rate loans and short or intermediate term fixed rate loans while matching these assets with liquid deposit accounts, short and intermediate term certificates of deposit and fixed and adjustable rate borrowings. As an active asset/liability management strategy, the Bank sells substantially all of its long term fixed rate single family mortgage loan originations into the secondary market in individual whole loan transactions that are priced according to market conditions. The Bank periodically sells its single family, intermediate fixed rate mortgage loan originations and ARM loan originations in bulk loan transactions or securitizations. Aggregate loan sales in 2005 were $1.67 billion, compared with $1.08 billion in 2004 and $1.22 billion in 2003. Proceeds from these loan sales were used to fund additional loan originations.

From mid 2004 to December 31, 2005, interest rates have increased from 40-year historic low levels resulting in a flat or inverted yield curve at December 31, 2005. Although short term interest rates may continue to rise, the Bank has repositioned its balance sheet gradually over the last two years to manage the potential erosion of its net interest margin and to prepare for an eventual slowing of rate increases. The Bank has reduced the proportion of loans that reprice with market rate changes and with lagging indices to 59% at December 31, 2005 from 72% of loans at December 31, 2003. These shifts were balanced against the growth in hybrid ARM loans and fixed rate mortgages in response to increased borrower demand for these products. Hybrid ARM loans increased to 30% at December 31, 2005 from 20% at December 31, 2003; the percent of fixed rate loans remained relatively constant at 11% at December 31, 2005 and 9% at December 31, 2003. The majority of the Bank’s hybrid ARM loans have a fixed rate term of five years or less.

On the funding side, the Bank has gradually increased its liquid deposit account balances and reduced the relative importance of certificates of deposit as a funding source. The rates paid on liquid deposit accounts generally trail the changes in short term market rates, while noninterest-bearing deposits do not reprice. Liquid deposit account balances comprised 64% of costing liabilities at December 31, 2005, compared with 55% at December 31, 2001. There can be no assurance that the Bank will be able to continue to grow its lower costing checking account balances or that the rates paid on checking and liquid deposit accounts will not increase. Meanwhile, the Bank is incurring higher operating costs associated with these deposit balances. These economic factors and the Bank’s other growth initiatives have put adverse pressure on the Bank’s expense-to-revenue ratio. Other factors that affect the Bank’s net interest margin include its present business model that offers as its primary product home mortgages that generally carry lower margins, the Bank’s competition, conditions in the home loan market, conditions in the general interest rate market, the cost and mix of customer deposits, the cost of FHLB advance borrowings and the level of nonaccrual assets.

There is interest rate risk inherent in the estimated fair value of the Bank’s MSRs. Movements in interest rates affect the servicing fees from MSRs, which are recorded in noninterest income as opposed to net interest income. In a decreasing interest rate environment, the fixed rate loans in the servicing portfolio tend to repay more rapidly, which reduces current and future servicing income and generally reduces the value of MSRs; in an increasing interest rate environment, prepayments tend to decrease, which increases expected future servicing income and enhances the fair value of MSRs. When the yield curve is relatively flat, certain ARM loans tend to prepay quickly as borrowers seek the stability of fixed rates.

Interest rate risk management at times involves modifying the repricing characteristics of certain assets and liabilities so that the changes in interest rates do not have significant negative effect on net interest income, net interest margin and cash flow. As such, the Bank may enter into various types of transactions that involve interest rate exchange agreements (interest rate swap, cap and floor agreements) to match the interest rate sensitivity of assets and liabilities.

Beginning in December 2002, the Bank entered into interest rate swap agreements with the FHLB to exchange the payments on floating rate advances for payments of fixed rates. The swap agreements and the advances are matched as to term, and the remaining agreements are scheduled to mature in the first quarter of 2006. At December 31, 2005, interest rate swap contracts with an aggregate notional amount of $20.0 million were outstanding. The credit risk associated with these derivative instruments is the risk of nonperformance by the counterparty to the agreements. Management does not anticipate nonperformance by the counterparty.

The Bank originates certain mortgage loans with the intention of selling these loans to investors. For single family mortgage loans that the Bank originates and holds for sale to investors, the Bank enters into interest rate lock commitments (“IRLCs”) when originating the loans whereby the interest rate on the loan paid by the borrower is set prior to funding. IRLCs do not qualify as hedges. However, the interest rate exposure is economically hedged by the forward loan sale commitment to the investor. At December 31, 2005, the notional principal amount of the IRLCs was $68.4 million and the notional principal amount of forward loan sale commitments was $146.1 million; the difference between the notional amounts of IRLCs and forward loan sale commitments is attributable to loans already funded but not yet delivered to investors.

At least quarterly, management measures and evaluates the potential effects of interest rate movements on earnings through the interest rate sensitivity “gap” analysis and the use of an earnings simulation model. The repricing and maturity gap measures the extent to which the interest rates on the Bank’s assets and liabilities reprice or mature at different times, including the impact of interest rate exchange agreements. The gap analysis reflects contractual repricings and maturities of principal cash flows, adjusted for estimated prepayments on loans and investments. The Bank’s Board of Directors has established limits on the amount of gap mismatch, expressed as a percentage of total assets.

The Bank’s one-year cumulative gap at December 31, 2005 was a negative 9.9% as a result of a combination of an increase in short-term funding, growth in liquid deposits and the continuing popularity of hybrid ARM loans that are fixed-rate loans for an intermediate term. The gap analysis provides a static view of the interest rate risk at a specific point in time; it does not measure the relative sensitivity of assets and liabilities to changes in market interest rates nor certain optionalities embedded in the Bank’s balance sheet, such as the contractual caps and floors. Accordingly, the Bank combines the use of gap analysis with the use of an earnings simulation model that provides a dynamic assessment of interest rate sensitivity.

The following table presents the interest rate gap analysis of the Bank’s assets and liabilities, which would vary substantially if different assumptions were used or if actual experience differed from the assumptions set forth.

Repricing and Maturing Term ($ in millions)	6 Months or Less	>6 to 12 Months	>1 to 5 Years	>5 Years	Not Rate Sensitive	Total
Assets:
Cash and investments	$1,156.9	$19.6	$77.4	$533.1	$4.5	$1,791.5
Loans(1)	4,186.0	320.6	1,835.1	314.6	—	6,656.3
Loans held for sale	376.1	—	—	—	—	376.1
FHLB stock	73.6	—	—	—	—	73.6
Other assets	—	—	—	—	422.4	422.4

Total assets	5,792.6	340.2	1,912.5	847.7	426.9	$9,319.9

Liabilities and Stockholders’ Equity:
Transaction accounts(2)	3,918.1	526.1	—	—	1,004.3	$5,448.5
Certificates of deposit	739.1	527.2	304.0	0.2	—	1,570.5
FHLB advances	1,183.0	160.0	66.5	20.0	—	1,429.5
Subordinated notes	—	—	—	63.8	—	63.8
Minority interests	—	—	36.6	112.0	—	148.6
Other liabilities	—	—	—	—	74.9	74.9
Stockholders’ equity	—	—	—	115.0	469.1	584.1

Total liabilities and equity	5,840.2	1,213.3	407.1	311.0	1,548.3	$9,319.9

Repricing gap-positive (negative)	$(47.6)	$(873.1)	$1,505.4	$536.7	$(1,121.4)

Cumulative repricing gap:
Dollar amount	$(47.6)	$(920.7)	$584.7	$1,121.4
Percent of total assets	(0.51)%	(9.88)%	6.27%	12.03%

(1)	Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such loans are generally adjustable monthly, semiannually, or annually based upon changes in the Prime rate, COFI, LIBOR, CMT, or the 12-MAT, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.

(2)	All checking, passbook and MMA accounts are contractually subject to immediate adjustment or withdrawal. Noninterest-bearing demand deposits are classified as not rate sensitive and other checking balances are assumed to spread amongst periods of 12 months or less.

The Bank uses a simulation model to measure the hypothetical changes in its net interest income resulting from various rate scenarios. Simulations involve a degree of estimation based on certain assumptions that management believes to be reasonable. The Bank’s earnings simulation model incorporates various assumptions, which have a significant impact on the results, such as: 1) the repricing characteristics for market rate sensitive instruments on and off the balance sheet, 2) varying loan prepayment speeds for given rate scenarios, 3) differing sensitivity of financial instruments due to type of adjustable rate index, 4) the effect of interest rate floors, periodic loan caps and life time loan caps, 5) the timing of changes in interest rates and 6) shifts or rotations in the yield curves. Because of limitations inherent in any methodology used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on the

Bank. Other forward-looking assumptions include changes in the volume and product mix of loans, investments, deposits and other funding sources and the pricing of those products.

The simulation shows an asset sensitivity that results from the assumption that liquid deposits and some borrowings reprice more slowly with changes in market rates even as some of the Bank’s assets either are fixed-rate, are in their fixed-rate period such as hybrid adjustable rate assets, have lagging resets or are at their contractual floors. The asset sensitivity is observed in the projected net interest income that shows near term stability to market rate changes. As market rates continue to rise, the cash flow from maturing assets are reinvested in higher yielding assets, leading to growth in interest income that outpaces the growth in interest expense from liability rate increases.

Hypothetical changes to the Bank’s net interest income between a flat rate scenario and a rising or declining rate scenario, measured over a two-year period beginning January 1, 2006, are presented in the following table. The projections assume parallel shifts in the yield curve of 200 basis points in even increments over the first twelve months, followed by rates held constant thereafter.

	Estimated Increase (Decrease) in Net Interest Income
Change in Market Interest Rates	2006	2007
+200 basis points over the next 12 months	0.3%	7.7%
Flat rate—no change in rates	—%	—%
-200 basis points over next 12 months	0.3%	(6.2)%

Non-parallel yield curve shifts or changes in interest rate spreads would cause the Bank’s net interest income to be different from that projected. A continuation of the recent flat to inverted yield curve environment, which occurs when the short-term market rates rise faster than long term rates, as has been the experience over the past 18 months or so, could reduce the Bank’s projected net interest income. This may occur because the spread between the Bank’s interest earning assets, which contain fixed rate assets and adjustable rate assets tied to lagging indices such as COFI and 12 MAT, and the Bank’s interest-bearing liabilities, which contain deposits that track short-term market rates, may be compressed if the cost of liabilities rises faster than yields on longer term assets.

The above simulation does not contemplate all the actions the Bank may undertake in response to changes in market interest rates, such as changing loan, investment, deposit, or hedging strategies. Since the net interest income estimates are based upon numerous assumptions, including the size of the average balance sheet, the Bank’s actual sensitivity to interest rate changes could vary significantly if actual experience differs from those assumptions used in making the calculations.

The Bank also measures the change in the value of the Bank’s equity through a cash flow calculation referred to as the economic value of equity (“EVE”). The EVE is the net value of all assets, liabilities and off-balance sheet items. This analysis is sensitive to certain key assumptions about the nature of indeterminate maturities of liquid deposits, prepayment speeds and the discount rate used for each financial instrument. The Board of Directors has established certain limits on the volatility of EVE. The volatility is expressed as the percentage change in EVE under immediate and parallel up and down shifts of 200 basis points in interest rates from a stable market rate environment. The Bank complies with the policy limit set forth by the Board of Directors.

The Bank’s asset and liability management policies have a direct effect on the fair value estimates of its financial instruments. (See Note 19 to the Bank’s consolidated financial statements contained in this annual report.) Because market interest rates change throughout the year, interest rates at the end of each year will vary from those in effect at the time the Bank took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. As a result of such market rate changes, at December 31, 2005 and 2004, the Bank’s loans, deposits and borrowings have fair values that differ from their carrying amounts. Other factors affecting the Bank’s estimates of fair value include the conditions in the secondary market for single family mortgages and the credit risk and liquidity risk assumptions used in these calculations.

Noninterest Income

Noninterest income was $72,913,000 for 2005, compared with $ 61,944,000 in 2004 and $64,176,000 in 2003. The increase in 2005 was primarily due to growth in investment advisory activities, an increase in prepayment penalty fees reported in loan and related fees and higher net gains on sale of loans. In 2003, the Bank recorded a $7,383,000 gain on the sale of deposits and substantial gains of $12,880,000 on the sale of loans.

Investment advisory fees include fees earned by Trainer Wortham, Starbuck Tisdale and Froley Revy. Investment advisory fees were $40,274,000 in 2005, $36,198,000 in 2004 and $27,632,000 in 2003. Investment advisory fees vary with the amount of assets managed by the Bank’s investment advisory subsidiaries and the type of account chosen by the client. Generally, these investment advisors earn higher fees for managing equity securities than for managing a fixed income or convertible securities portfolio. Investment advisory fees have increased due to the addition of new clients and an increase in assets under management from an acquisition in September 2004. The future level of these fees depends on the level and mix of assets under management, conditions in the equity markets and the Bank’s ability to attract new clients.

The Bank earns fees from its clients for trust and brokerage services. These fees vary with the amount of assets managed and services provided and have generally increased as the Bank’s trust and brokerage activities have grown. Trust fees were $3,812,000 in 2005, compared with $2,943,000 in 2004 and $2,139,000 in 2003. Brokerage fees were $3,564,000 in 2005, compared with $4,191,000 in 2004 and $2,796,000 in 2003; brokerage fees include $1,500,000 earned in 2004 and $800,000 in 2003 in connection with the placement of preference shares on three CBO transactions created by Trainer Wortham. Under its present business strategy, the Bank expects client fees from these activities to continue to increase in future periods.

Loan and related fee income was $6,293,000 in 2005, $4,684,000 in 2004 and $4,482,000 in 2003. This category includes late charge income that increases with growth in the average loan and servicing portfolios and prepayment penalty and payoff fees that vary with loan repayment activity and market conditions such as the general level of longer-term interest rates. The Bank collected prepayment penalty fees of $4,632,000 in 2005, $3,580,000 in 2004 and $3,411,000 in 2003. In addition, in 2005, the Bank collected approximately $400,000 of fees upon the payoff of a loan in foreclosure.

Net loan servicing fees are derived from the amount of loans serviced, the percentage of loans serviced retained as servicing fees, the amortization rate of MSRs and the amount of provisions for, or recovery of, the valuation allowance, if any. Loan servicing fee revenues exceeded amortization expense and provisions by $3,188,000 in 2005, by $4,884,000 in 2004 and by $356,000 in 2003. Servicing fee revenues for 2005 increased to $10,434,000 from $9,169,000 for 2004 as the average balance of loans serviced grew to $3.93 billion in 2005 from $3.25 billion for 2004 and $2.98 billion for 2003. The amount of servicing fee revenues collected, before amortization costs and provisions, depends upon the terms of the loans at origination, the interest rate environment and conditions in the secondary market when the loans are sold. The Bank received servicing fees generally ranging from 0.25% to 0.375% and averaged 0.27% for 2005, 0.29% for 2004 and 0.30% for 2003.

The amount of net loan servicing fees recorded by the Bank is affected by the repayment of loans in the servicing portfolio. In 2005, the overall annualized repayment speeds experienced on loans serviced were generally lower and ranged from 15% to 20%, compared with repayments ranging from 10% to 30% in 2004 and 15% to 50% in 2003. The Bank stratifies loans when sold into groups with similar characteristics and performs quarterly assessments of impairment in the fair value of MSRs for each stratum. As a result of the flat yield curve in the last half of 2005, the prepayment speed of monthly adjustable ARM loans increased, resulting in higher amortization expense in 2005 compared with 2004. In addition to amortization, the Bank recorded provisions for the valuation allowance of $186,000 in 2005, $19,000 in 2004 and $1,798,000 in 2003 due to temporary declines in the fair value of MSRs. In 2004, the Bank recorded a $345,000 recapture of the valuation allowance due to a lower level of prepayments, which increased net loan servicing fees. Total loans serviced grew to $4.38 billion at December 31, 2005 from $3.49 billion at December 31, 2004 as the amount of loan sales exceeded repayments. If loan repayments decline, the Bank may be able to earn more net servicing fees. If the yield curve remains flat or interest rates return to lower levels, the Bank could experience increased loan repayments, a decline in the market value of MSRs and lower net servicing fees.

The Bank earns fees from its clients for deposit services. These fees vary with the level of account activity and have generally increased as the Bank’s deposit activities have grown. Under its present business strategy, the Bank expects client fees from these activities to continue to increase in future periods.

The net gain on sale of loans for 2005 was $6,507,000 on loan sales of $1.67 billion, compared with $1,971,000 in 2004 on loan sales of $1.08 billion and $12,880,000 in 2003 on loan sales of $1.22 billion. Net gain on sales of loans fluctuates with the amount of loans sold, the type of loans sold and market conditions. The amount of loans that the Bank sells is dependent upon conditions in the mortgage origination, loan securitization and secondary loan sales markets. The increase in gains on loan sales was due to strong market conditions for the sale of monthly adjustable mortgage loans and higher volume of loans sold in 2005. The Bank computes the gain or loss at the time of sale by comparing the net sales proceeds with the approximate carrying amount of the loans sold.

The Bank sells whole loans and loan participations both in the secondary market and in loan securitizations. A historical focus of the Bank’s loan sales activities has been to enter into formal commitments and informal agreements with institutional investors to originate, on a direct flow basis, single family mortgages that are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loan sales of this type were $1.02 billion in 2005, $663.4 million in 2004 and $475.7 million in 2003.

The Bank has also identified secondary market sources that want to acquire loans of the type the Bank originates primarily for its portfolio. The Bank sold as whole loans $653.2 million in 2005, $420.1 million in 2004 and $749.2 million in 2003 of adjustable, fixed, and intermediate fixed rate loans to these investors, in part to limit the amount of the Bank’s annual mortgage loan portfolio growth.

The Bank’s investment portfolio includes high quality adjustable rate and fixed rate debt securities. As of December 31, 2005, substantially all of the Bank’s investments were U.S. Government securities, agency or other mortgage-backed securities or municipal securities, and 62% were adjustable, repricing annually or more frequently. Purchases over the past three years were $795,749,000 in 2005, $146,895,000 in 2004 and $160,120,000 in 2003 of primarily adjustable rate agency and mortgage-backed securities rated “A” or better by two or more agencies; all of these securities were classified as investment securities available-for-sale. In addition, the Bank purchased $183,400,000 in 2005, $249,344,000 in 2004 and $53,147,000 in 2003, of longer term fixed rate, tax advantaged municipal securities; all of these securities were classified as investment securities held-to-maturity. The weighted average rating of the Bank’s municipal bond portfolio is AAA.

In 2005, the Bank recorded investment securities gains of $80,000 and recognized other than-temporary impairment charges of $710,000 primarily on CBO preference shares. In 2004, the Bank received proceeds of $144,822,000 from the sale of investment securities and recorded net losses of $517,000 on those sales. In addition, the Bank recognized other-than-temporary impairment charges of $423,000 on several retained interests. In 2003, the Bank received proceeds of $48,807,000 from the sale of investment securities and recorded net gains of $897,000 on those sales. Additionally, the Bank recognized other-than-temporary impairment charges of $615,000 on several retained interests.

Income from investments in bank-owned life insurance was $4,405,000 in 2005, $3,906,000 in 2004 and $2,217,000 in 2003. The increase in 2005 is the result of additional investments that are made as the Bank’s assets and capital grow. The Bank has increased its portfolio of these tax-advantaged investments to $151.9 million at December 31, 2005 from $98.3 million at December 31, 2004. The level of these investments is limited to 25% of Tier 1 Capital at the time that the investment is acquired. The Bank acquires these investments from multiple carriers and intends to hold these investments over the life of the insured employees. The income on these investments offsets the cost of providing employee benefits. Income related to minority ownership positions and other miscellaneous income was $860,000 in 2005, compared with $405,000 in 2004 and $1,243,000 in 2003.

Noninterest Expense

The Bank’s noninterest expense consists primarily of salary, occupancy and other expenses related to conducting and expanding the Bank’s operations. Noninterest expense increased to $216,616,000 in 2005 from $172,914,000 in 2004 and $148,999,000 in 2003. Noninterest expense has grown due to higher loan originations and deposit balances, costs of additional investment management personnel, costs of hiring new support personnel and increased occupancy costs – all related to the expansion of the Bank’s franchise, which is expected to continue with the opening of several new locations in 2006.

Noninterest expense includes reductions for certain general and administrative costs, primarily compensation costs, directly related to loan originations, which have been capitalized in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” The Bank has capitalized loan origination costs of $22,008,000 in 2005, $21,825,000 in 2004 and $22,356,000 in 2003. The amount of capitalized costs varies directly with the volume of loan originations and the cost incurred to make new loans. The capitalized costs are reported as net deferred loan costs on the Bank’s consolidated balance sheet and are amortized in interest income over the contractual life of the loans. At December 31, 2005, net deferred loan costs were $4,365,000, compared with $3,895,000 at December 31, 2004. During recent years, the Bank has originated a significant amount of single family “no points” loans, which has resulted in an increased level of capitalized loan origination costs in net deferred loan costs. However, there has been an increase in the percentage of such loans that contain prepayment penalty fees, which, if received, would result in increases in noninterest income.

Salaries and related benefits is the largest component of noninterest expense and includes the cost of incentive compensation, benefit plans, health insurance and payroll taxes, which have collectively increased in each of the past three years as the Bank employed more personnel. Salaries and related benefit expenses increased 29% to $113,068,000 in 2005 from $87,463,000 in 2004. Salary expense has increased as a result of an increase in the number of Bank employees, including investment management personnel from an acquisition in September 2004, new personnel to support the high levels of loan origination and deposit growth and higher incentive compensation related to continued expansion of the Bank’s franchise. In 2005, new business activities resulted in an increase in total deposits of 25% over 2004, including an 18% increase in total checking account balances, and a 17% increase in loan origination volume. At December 31, 2005, the Bank and its subsidiaries had 903 full time employees, a 14% increase compared with 793 at December 31, 2004. Salaries and related benefits expenses for 2004 increased 16% from $75,260,000 in 2003. In 2004, total deposits increased 22% over 2003, including a 41% increase in total checking account balances, and a 6% increase in loan origination volume. Benefit plan costs include noncash expenses related to ESOP shares of $1,110,000 in 2005, $1,060,000 in 2004 and $895,000 in 2003. In 2003, the Bank began to expense the cost of newly granted stock options and, following stockholder approval, began to shift towards granting shares of restricted stock under the 2003 Restricted Stock Plan. Under the Bank’s restricted stock plans and stock option plans, noncash compensation costs were $5,126,000 in 2005, $2,460,000 in 2004 and $916,000 in 2003; these costs are expected to continue to increase as more restricted shares are granted each year. Beginning January 1, 2006, the Bank will recognize compensation cost for all stock options over the requisite service periods. Based on the number of unvested stock options at December 31, 2005 and assuming that no additional option awards are granted, the Bank expects the incremental after-tax cost of adopting SFAS No. 123(R) to be approximately $40,000 per quarter in 2006.

Occupancy costs, consisting primarily of rent and depreciation, were $33,064,000 in 2005, $27,375,000 in 2004 and $27,112,000 in 2003. These costs have increased as a result of expanding corporate offices and other facilities in all primary markets, opening additional preferred banking offices, acquiring investment advisors and general cost of living rental increases. The Bank has continued to expand its preferred banking offices over the last few years, including a second location in New York City. Total occupancy costs are expected to increase in 2006 as a result of continued expansion of the Bank’s operations. Collectively, salaries, related benefits and occupancy costs represented 67% of the Bank’s noninterest expense in 2005, compared with 66% in 2004 and 69% in 2003.

Expenses for information systems were $13,327,000 in 2005, compared with $10,973,000 in 2004 and $8,737,000 in 2003. These expenses include payments to vendors who provide software and services on an outsourced basis, costs related to supporting and developing internet-based activities and the cost of telecommunications for ATMs, branch activities and internal networks. The cost of information systems has increased as the Bank and its subsidiaries have expanded and hired additional vendors. However, the Bank believes that its technology budget enhances the efficiency of its employees and enables the Bank to provide outstanding personal service to its clients.

Advertising and marketing expense was $14,241,000 in 2005, compared with $10,264,000 in 2004 and $8,538,000 in 2003. The Bank places advertisements in newspaper advertisements primarily to support deposit growth in the preferred banking offices. The Bank has increased advertising, marketing and promotions to acquire checking and other transaction accounts and expand wealth management activities. Future advertising and marketing expenses may continue at or above the 2005 level as the Bank continues to focus on client acquisitions and emphasizes deposits as a funding source by soliciting transaction deposit accounts and conducting promotions in its deposit offices.

Professional fees include legal services required to complete transactions, resolve legal matters or delinquent loans and operate as a public company in a regulatory environment, as well as fees paid to external auditors, loan review professionals and other consultants. Such expenses increased to $8,815,000 in 2005 from $6,260,000 in 2004 and $4,223,000 in 2003. The increases in professional fees were primarily due to the additional costs incurred to comply with the evolving corporate governance and financial reporting requirements of the Sarbanes-Oxley Act of 2002, including increased costs of outsourcing the internal audit and loan review functions, as well as high legal and accounting costs from operating a more complex and larger business. In 2005, the Bank incurred approximately $2.0 million of legal costs that were not reimbursed by its liability insurance coverage.

Travel expenses vary with the level of business activity and the number of employees, as well as the cost of airfares and hotel rooms. Such expenses were $5,154,000 in 2005, $4,331,000 in 2004 and $3,536,000 in 2003.

The Bank purchases property and liability insurance to protect its assets and cover fiduciary and operational risks. The cost of insurance varies with market conditions and generally increases with the size and complexity of a financial institution. In 2005, the Bank was able to reduce these insurance costs by receiving favorable rates. These expenses were $3,763,000 in 2005, $3,884,000 in 2004 and $3,463,000 in 2003.

Other general and administrative expenses were $25,184,000 in 2005, $22,364,000 in 2004 and $18,130,000 in 2003. Expenses in this category primarily vary in proportion with transaction volume, the number of corporate locations and employees, and inflation, including costs related to loan originations, customer service, communications, supplies, hiring and other operations. An analysis of other general and administrative expenses for the past three years is as follows:

	2005	2004	2003
Deposit customer related costs	$5,029,000	$3,538,000	$2,361,000
Postage and delivery	3,393,000	2,586,000	2,259,000
Supplies and forms	2,875,000	2,877,000	2,706,000
Loan related costs	1,972,000	1,669,000	1,655,000
Referral fees and commissions	1,759,000	2,959,000	1,713,000
Employee acquisition costs	1,365,000	1,352,000	591,000
Telecommunications	1,336,000	1,248,000	1,224,000
Bank processing charges	1,214,000	1,191,000	865,000
Dues and subscriptions	1,249,000	1,066,000	886,000
Other	4,992,000	3,878,000	3,870,000

Total	$25,184,000	$22,364,000	$18,130,000

A financial institution’s operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring noninterest income. For 2005, the Bank’s operating efficiency ratio was 67.7%, compared with 65.8% for 2004 and 70.5% for 2003. In 2005, operational expense grew faster than net interest income and recurring fee income compared with 2004, resulting in an increase in the operating efficiency ratio. Although net interest income and noninterest income have increased significantly, the operating efficiency ratio has increased since 1997 primarily due to the costs of expanding private banking and wealth management capabilities, hiring new personnel, introducing expanded client services, adding office space and deposit offices and consolidating the expenses of acquired investment advisors. The Bank believes that its long term business strategy may result in a relatively efficient business model for a financial institution of its type. However, the various growth and expansionary measures of the Bank are not expected to result in an efficiency ratio for the next year that is improved from the level experienced for 2005.

Provision for Income Taxes

The provision for income taxes varies due to the amount of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 2005 provision for income taxes of $32,038,000 represents an effective tax rate of 34.5%, compared with $26,498,000 or 36.3% for 2004 and $24,722,000 or 40.0% for 2003. The decrease in the effective tax rate is primarily due to additional purchases of tax-advantaged investments in municipal securities and bank-owned life insurance contracts.

As the Bank has previously reported, the California taxing authority issued in December 2003 an announcement challenging the tax treatment of certain dividend deductions involving REITs. As a result of such announcement, the Bank has not recognized any California income tax benefits in 2005, 2004 or 2003 of a type that had been recognized in 2002 and part of 2001 related to one of the Bank’s REIT subsidiaries. The State of California has commenced an audit of the Bank’s tax returns for the years 2000 to 2002. The Bank intends to defend aggressively its claims for the California tax benefits taken in 2002 and part of 2001 and as yet unrecorded tax benefits available for subsequent years. If the Bank’s tax position is not sustained, the effect would be a charge to earnings of approximately $3.4 million, after tax contingency reserves and net of federal tax benefits; such amount will increase over time as a result of continuing interest and penalties. During 2005, the Bank increased its tax contingency reserve for the above item and recorded the favorable impact of certain tax credits and net interest deductions earned from banking activities.

Deposit Gathering

The Bank’s total deposits have grown 25% over the past year due to new clients, effective cross-selling of services to existing clients and among the Bank and its subsidiaries and a steady increase in client referrals. This deposit growth has occurred across all regions of the Bank’s deposit operations. The following table presents deposits by region and the percent change compared with a year ago. Our retail locations that gather deposits are designated as “preferred banking offices.”

	December 31,		Increase (Decrease)
($ in thousands)	2005	2004	Amount	%
Preferred banking office deposits:
Northern California	$1,996,438	$1,590,212	$406,226	26%
Southern California and Nevada	919,830	722,902	196,928	27
New York City	300,043	206,387	93,656	45

Subtotal	3,216,311	2,519,501	696,810	28

Preferred banking deposits:
Northern California	1,462,134	1,332,241	129,893	10
Southern California and Nevada	1,231,380	841,647	389,733	46
New York City	951,257	815,795	135,462	17

Subtotal	3,644,771	2,989,683	655,088	22

Other deposits	157,966	95,398	62,568	66

Total deposits	$7,019,048	$5,604,582	$1,414,466	25%

Deposits in the Bank’s preferred banking offices grew 28% over the past year. Deposits in preferred banking offices opened for more than two years grew 24% over the past year. This deposit growth has resulted from the general marketing initiative of the Bank, the cross-selling of products and the sales and service skills of individual employees. Growth has been distributed among personal and business checking accounts, money market and passbook savings accounts and certificates of deposit.

Preferred banking deposits have grown 22% over the past year. Generally, preferred banking deposits are placed by clients who are introduced to the Bank through lending activities or who entered into deposit relationships directly with a relationship manager or preferred banker. Other deposits consisted primarily of institutional and operational deposits not attributable to any specific deposit location.

Liquidity

Liquidity refers to the ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations of the Bank through either the sale or maturity of existing assets or by obtaining additional funding through liability management. The Bank invests a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency, insured bank-qualified municipal securities and mortgage-backed instruments. At December 31, 2005, the investment securities portfolio of $1.65 billion and cash and cash equivalents of $141.8 million amounted to 19% of total assets. At December 31, 2004, the investment securities portfolio of $867.0 million and cash and cash equivalents of $88.0 million amounted to 13% of total assets. In addition, the Bank had available unused FHLB advances of approximately $1.86 billion supported by already pledged loans and investments and approximately $102.4 million of borrowings that could be collateralized by other investment securities. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

The Bank’s loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Bank’s deposits generally mature over shorter periods than its assets, requiring the Bank to renew deposits or raise new liabilities at current interest rates. As part of its long-term strategy, the Bank has more flexibility in setting rates to obtain deposits and other liabilities if the Bank’s interest-earning assets have interest rates that adjust frequently. Portions of the Bank’s FHLB advances have longer-term maturities and some carry fixed rates of interest for their term.

As shown in the Bank’s consolidated statement of cash flows, the source of funds to finance the $4.77 billion of loans originated in 2005 was diversified, and included loan principal repayments of $2.21 billion, the sale of $1.67 billion of loans, a net increase in deposits of $1.41 billion and an increase in FHLB advances of $361.5 million. The Bank has also generated funds from earnings, the issuances of preferred stock and common stock and used funds to call subordinated debentures and pay dividends.

The Bank sells single family mortgage loans in the secondary market directly to a variety of investors and since 2000 has sold single family mortgage loans in underwritten loan securitizations, using REMICs. The Bank originates single family mortgages in part to attract new clients for other banking and wealth management services. Selling mortgages allows the Bank to originate more loans without growing its loan portfolio on the consolidated balance sheet. The loans sold are performing loans and meet all underwriting standards as generally required by the Bank and the secondary market. The Bank has not sold any nonperforming or delinquent loans.

In connection with these loan sales, the Bank retains substantially all the loan servicing in order to maintain the primary contact with its clients. The Bank does not provide any financial or performance guarantees to the investors who purchase its loans and does not have any recourse obligations on the loans it has sold. In accordance with secondary market standards, the Bank makes customary representations and warranties related to the origination and documentation of sold loans; however, the Bank has not been required to make any significant loan repurchases or incur any other significant costs subsequent to the sale of loans under such representations and warranties.

At December 31, 2005, the Bank had an outstanding balance of $4.38 billion of loans sold to investors and serviced by the Bank, including $706.1 million of single family mortgages in five REMIC securitizations. The Bank does not consolidate the REMICs in its consolidated financial statements, since the securitizations meet the criteria for sale treatment and the REMICs meet the qualified special purpose entity criteria of SFAS No. 140. In connection with these REMIC securitizations, the Bank has recorded, at December 31, 2005, MSRs with a net book value of $3.5 million and an estimated fair value of $4.3 million. The Bank holds as investment securities the retained interests related to three REMICs that are subject to credit losses on the loans sold; $2.0 million of these investments were rated as investment grade by two rating agencies, while $3.4 million of such retained interests are unrated or rated below investment grade and are carried at a book value that represents approximately 64% of their current stated principal balance.

At December 31, 2005, there were no delinquent loans, defined as having payments of principal or interest past due 60 days or more, in the loans outstanding in the REMIC securitizations. Based on the Bank’s historical single family mortgage delinquency and credit loss experience and the characteristics described herein for the Bank’s REMIC structures, management of the Bank believes that the carrying amount of retained interests upon the securitization of loans will be realized in future periods.

The Bank also owns securities that represent the residual interests in any monthly cash flow generated by the single family loans in its five REMICs after all liabilities and expenses have been paid. These residual interests are known as interest-only tranches and are not a form of credit enhancement to protect other securities against credit losses on the REMIC loans. At December 31, 2005, the net book values of these residual interests were $3.6 million and their estimated aggregate fair value was $6.3 million. As a result of owning these investments, the Bank collected payments and recognized income of $3,655,000 in 2005, $5,404,000 in 2004 and $7,089,000 in 2003 with the decline due to the gradual reduction in the amount of loans outstanding.

Additionally, the Bank sold $48.4 million of commercial real estate mortgages in a securitization (“CMBS”) in February 2002, and $9.6 million of such loans were outstanding at December 31, 2005. The Bank’s retained interests in the CMBS include a first loss subordinated security with a book value of $1.7 million, or 62% of stated principal balance.

As of December 31, 2005, the Bank and FR Holdings Inc., a wholly owned subsidiary of the Bank, had committed to invest $43.0 million in 15 limited partnership interests of venture capital and other funds, and had funded approximately $21.7 million. The Bank records venture capital fund investments on a cost basis, less any identified impairment, as the Bank’s interests are considered so insignificant that it has no influence over the related funds’ operating and financial policies. The Bank reduced the asset value of the investments by $51,000 in 2005, $104,000 in 2004 and $119,000 in 2003 due to fund costs and impairments in investment values that the Bank considered to be other than temporary. The net book value of these investments was $24.7 million at December 31, 2005.

The Bank has formed two REIT subsidiaries, First Republic Preferred Capital Corporation (“FRPCC”) and First Republic Preferred Capital Corporation II (“FRPCC II”), for the purpose of raising regulatory capital. At December 31, 2005, FRPCC had total assets of approximately $333.0 million, comprised primarily of single family mortgage loans originated by the Bank and had issued and outstanding perpetual, exchangeable noncumulative preferred stock of $164.0 million. At December 31, 2005, the Bank owned a total of $25.4 million of FRPCC’s preferred stock; this amount and the related dividends are eliminated in the Bank’s consolidated financial statements. At December 31, 2005, FRPCC II had total assets of approximately $908.7 million of assets, comprised primarily of multifamily and commercial real estate secured loans, and had issued and outstanding perpetual, exchangeable noncumulative preferred stock of $10.0 million. Under banking regulations, the Bank includes the preferred stock issued by FRPCC and FRPCC II in the Bank’s Tier 1 Capital, subject to certain limitations, or Tier 2 Capital. The Bank reports the preferred stock issues as minority interest in subsidiaries in its consolidated balance sheet under generally accepted accounting principles. The preferred stock dividends paid by the REIT subsidiaries are tax-deductible and the Bank reports these dividends as minority expense in its consolidated statement of income under generally accepted accounting principles.

Capital Resources

At December 31, 2005, the Bank’s total stockholders’ equity was $584.1 million. The Bank’s total capital was $836.2 million at December 31, 2005, consisting of common stockholders’ equity, the Bank’s perpetual preferred stock, preferred stock of its two REIT subsidiaries, subordinated notes and allowance for loan losses. During 2005, the Bank issued $50.0 million of Series B Preferred Shares and $23.9 million of common stock in a common stock offering. At December 31, 2005, the Bank’s Tier 2 Capital instruments outstanding included $63.8 million of subordinated notes maturing in 2012. The Bank has issued its subordinated notes in amounts, and with a scheduled maturity date and early redemption provisions, that the Bank believes will allow it to repay all of its subordinated notes in accordance with the terms. The Bank’s ability to meet its reasonably foreseeable obligations, including the payment of its obligations on its notes and preferred stock, is dependent upon cash flow from operations and applicable government regulations.

Economic Capital

In 2005 and 2004, the Bank conducted an analysis of its economic capital requirements. Economic capital is the amount of capital required to protect against unexpected losses from various risks inherent in the business lines of the Bank and its subsidiaries. The Bank develops its economic capital framework in accordance with Basel II regulatory guidelines and best industry practices.

Economic capital is based on an estimate of the equity capital required to protect against adverse economic scenarios that would result in significant losses beyond those that would be expected or absorbed in the normal course of business. The Bank’s economic capital models examine the risk of unexpected losses over a one-year time horizon and are based on a confidence level that corresponds to a “AA” credit rating. The Bank’s economic capital framework considers three specific types of risk:

Credit Risk: Credit risk is the risk of loss due to a borrower’s inability or refusal to meet financial obligations under agreed upon terms.

Market Risk: Market risk is based mainly on the sensitivity of asset and liability values due to changes in market factors such as interest rates and credit spreads.

Operational Risk: Operational risk is the risk of loss from inadequate or failed internal processes, human or system error, or from external events.

At December 31, 2005, the Bank estimates that approximately 47% of its total required economic capital is attributable to credit risk, 39% is attributable to market risk and 14% is attributable to operational risk.

The Bank compares total required economic capital with tangible total regulatory capital as one measure of overall capital adequacy. At December 31, 2005, tangible total regulatory capital was $757.6 million. The Bank’s objective is to maintain an appropriate level of excess capital to provide for growth and additional protection against losses. At December 31, 2005, the Bank estimates its required economic capital at approximately $394.7 million, which is below actual tangible total regulatory capital.

Business Segments

The Bank currently conducts its business through two reportable business segments—commercial banking and wealth management. The principal business activities of the commercial banking segment are attracting funds from the general public, originating loans (primarily real estate secured mortgage loans) and investing in investment securities. The primary sources of revenue for this segment are: (i) interest earned on loans and investment securities, (ii) gains on sales of loans, (iii) fees earned in connection with loan and client services and (iv) income earned on loans serviced for investors. Principal expenses for this segment are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

A significant part of the Bank’s general business strategy has been to expand its capabilities for providing value-added services to a targeted higher net worth client base. Historically, these clients have been satisfied with the Bank’s mortgage loan origination products and services, providing an opportunity for Bank personnel to introduce or cross-sell other products and services to these clients. The Bank offers a full array of checking and deposit services, internet banking, business lending, and cash management for business accounts as well as other services.

The wealth management segment consists of the activities of the Bank’s three investment advisory subsidiaries, Trainer Wortham, Starbuck Tisdale and Froley Revy, as well as the operations of First Republic Trust Company. In addition, the wealth management segment includes the Bank’s mutual fund activities and the brokerage activities of its wholly owned subsidiary, First Republic Securities Company (collectively, “Investment and Brokerage”). The wealth management segment’s primary sources of revenue are fees earned for the management or administration of clients’ assets and its principal expenses are personnel-related costs and other general and administrative expenses.

In September 2004, the Bank completed the acquisition of certain investment advisory contracts and incorporated the related business activities into Trainer Wortham. In connection with the acquisition, the Bank added $6.0 million to goodwill and recognized $2.2 million as an identifiable intangible asset that is amortized over the estimated period of the cash flows generated by the investment advisory contracts, projected to be in effect from five to twenty years. During 2005, the Bank recognized amortization expense on the intangible asset of $236,000. In the fourth quarter of 2004, the Bank recognized amortization expense of $60,000 after the completion of the analysis to determine the amount of the intangible asset and the amortization schedule.

Total fee revenues for the Bank’s wealth management segment increased 12% to $50,729,000 in 2005, from $45,207,000 in 2004, and were $33,989,000 in 2003. Fee revenues have increased as assets under management have grown due to marketing efforts to obtain new client assets, the improved conditions in the equity markets and additional CBO transactions. The wealth management segment contributed $2,319,000 in 2005 to income before minority interest in subsidiaries and income taxes, compared with $6,938,000 in 2004 and $3,605,000 in 2003. The decline in this segment’s contribution in 2005 was a result of certain expenses increasing faster than revenues. Total expenses for this segment increased 26% to $48,410,000 in 2005 from $38,269,000 in 2004 and were $30,384,000 in 2003. Expenses incurred in 2005 that were not related to increases in revenues included professional fees of approximately $2.0 million related to the settlement of legal claims against Trainer Wortham and costs of $3.3 million incurred to start a new wealth advisory initiative. The results for 2004 included one-time fee revenues of approximately $1,500,000 for placing the preference shares of CBOs with qualified investors, of which approximately 50% were paid as commissions to employees of the Bank and Trainer Wortham. Each of the Bank’s wealth management entities has the capacity to manage additional assets with the current level of fixed costs.

Assets under management or administration in the wealth management segment, in aggregate, grew 7% compared with 2004. The following table presents the assets under management or administration by the entities comprising the Bank’s wealth management segment at the end of each of the last five quarterly periods.

	2005				2004
($ in millions)	December 31,	September 30,	June 30,	March 31,	December 31,
Assets under Management:
Trainer Wortham	$4,188	$4,103	$4,062	$4,041	$4,394
Froley Revy	3,678	3,734	3,882	3,904	4,395
Investment and Brokerage	2,578	2,507	2,035	1,824	1,608
Trust Company	2,424	2,240	2,256	2,233	1,664
Starbuck Tisdale	1,008	983	897	921	950

Total	$13,876	$13,567	$13,132	$12,923	$13,011

For several years, Trainer Wortham has managed a portion of the Bank’s investment securities portfolio. In addition, beginning in January 2004, Starbuck Tisdale has managed a portion of the Bank’s investments. At December 31, 2005, in addition to the assets under management shown above, Trainer Wortham and Starbuck Tisdale managed investment securities for the Bank of $1.36 billion and $280.7 million, respectively; fees earned for managing these investments are eliminated in consolidation.

The following table provides an estimate of the change in assets under management or administration for the entities in the Bank’s wealth management segment. Assets under management increase when clients open new accounts or add to the balance in existing accounts by depositing additional funds. Closed accounts and funds withdrawn by clients reduce the assets under management. The portion of the net change that cannot be attributed to the deposit or withdrawal of funds is reported in market appreciation or depreciation.

($ in millions)	Trainer Wortham	Froley Revy	Trust Company	Investment & Brokerage	Starbuck Tisdale	Segment Total
Beginning balance, January 1, 2005	$4,394	$4,395	$1,664	$1,608	$950	$13,011
Activity for the year:
New accounts and deposits	693	456	1,852	5,598	167	8,766
Closed accounts and withdrawals	(1,052)	(1,198)	(1,196)	(4,859)	(133)	(8,438)
Market change, net increase	153	25	104	231	24	537

Net change	(206)	(717)	760	970	58	865

Ending balance, December 31, 2005	$4,188	$3,678	$2,424	$2,578	$1,008	$13,876

During 2005, Trainer Wortham successfully liquidated CBO I upon its maturity, which resulted in a net reduction of assets under management by approximately $418 million. The net change in assets under management of Froley Revy during 2005 is primarily related to the closing of several institutional accounts. Deposits and withdrawals in Investment and Brokerage include activity in money market mutual fund sweep accounts in which excess funds above a target balance in the client’s checking account held at the Bank are deposited. On days when the funds in the client’s checking account are less than the target balance, funds are withdrawn from the money market account and returned to the client’s checking account.

Investment Advisory Services

The Bank provides investment advisory services through its three subsidiaries. Total investment advisory fees earned for 2005 was $40,274,000, or 11% higher than $36,198,000 earned in 2004; this increase in revenues was primarily due to an increase in assets under management related to the acquisition of investment contracts in September 2004. Total investment advisory fees earned for 2003 were $27,632,000.

Trainer Wortham earns fee income from the management of equity and fixed income investments for its clients. Assets under management were $4.19 billion at December 31, 2005, a 5% decrease compared with $4.39 billion at December 31, 2004. Investment advisory fees earned by Trainer Wortham were $23,356,000 in 2005, an increase of 26% compared with $18,522,000 in 2004 on higher average equity assets under management; such fees were $13,967,000 in 2003.

In addition to managing equity and fixed income investments for its clients, Trainer Wortham is in the business of creating and either managing or advising collateralized bond obligations (“CBOs”). CBOs are securitizations of portfolios of investment securities that, through the stratification of liabilities and equity, reapportion the risks and returns of the underlying assets. Although many CBOs are backed by pools of non-investment grade or high-yield corporate obligations, Trainer Wortham has built its business by creating CBOs with high quality, primarily investment grade rated collateral.

Management of both the Bank and Trainer Wortham believe that the CBO business provides an opportunity to obtain assets under management and generate fee income. At December 31, 2004, Trainer Wortham had created five CBOs. In February 2005, CBO I was liquidated according to its scheduled five-year term. At December 31, 2005, the remaining four CBOs represented approximately $1.19 billion of assets under management by Trainer Wortham. The Bank is not required to consolidate the assets of any of the CBOs in its consolidated balance sheet as of December 31, 2005 under the provisions of FIN 46R. Fee income is generated by the CBOs through (i) recurring annual fee income paid by the CBOs to Trainer Wortham for collateral management or advisory services and (ii) one-time fee income paid by certain CBOs to the Bank’s brokerage subsidiary for the placement of preference shares.

In February 2002, Trainer Wortham established CBO II. As the Collateral Manager for CBO II, Trainer Wortham receives annual fees consisting of a senior fee of 5 basis points, a junior fee of 13 basis points and incentive fees of 22 basis points on portfolio assets. “Junior” generally means Trainer Wortham is paid after holders of liabilities but before holders of equity interests. “Incentive” means Trainer Wortham is paid after holders of equity interests; payment of incentive fees are deferred until after holders of equity interests have earned an internal rate of return of 18%. CBO II paid $431,000 in senior and junior management fees to Trainer Wortham in 2005, $591,000 in 2004 and $621,000 in 2003. Trainer Wortham has not recognized any incentive fees to date due to the uncertainty of their ultimate receipt. The Bank does not expect to receive any incentive fees from CBO II before 2011.

In February 2003, the Bank and Trainer Wortham established CBO III. As the Collateral Manager for CBO III, Trainer Wortham is entitled to earn a senior fee of 30 basis points on portfolio assets. From March 2003 to June 2004, Trainer Wortham voluntarily reduced its management fee to 12.5 basis points to avoid consolidation of CBO III assets under the provisions of FIN 46R. CBO III paid $895,000 in management fees to Trainer Wortham in 2005, $811,000 in 2004 and $328,000 in 2003.

In January 2004, Trainer Wortham established CBO IV. Trainer Wortham serves as the Collateral Advisor to CBO IV and earns senior advisory fees of 15 basis points and junior advisory fees of 20 basis points on portfolio assets. CBO IV paid $899,000 in advisory fees to Trainer Wortham in 2005 and $889,000 in 2004.

In December 2004, Trainer Wortham established CBO V. Trainer Wortham serves as the Collateral Advisor to CBO V and earns senior collateral management fees of 20 basis points and junior collateral management fees of 20 basis points. CBO V paid $1,364,000 in management fees to Trainer Wortham in 2005.

In addition, the Bank earned one-time fees of approximately $1,500,000 in 2004 and $800,000 in 2003 for placing preference shares of CBOs with qualified investors who are wealth management or private banking clients. In addition to generating fee income, facilitating the sale of preference shares allows the Bank and Trainer Wortham to develop a unique and competitive marketing advantage. Alternative structured finance products such as CBO preference shares are limited in supply and frequently purchased by institutional investors; as such, they represent products that may not be readily available to individual clients. Approximately 50% of these fees have been paid as commissions to employees of the Bank and Trainer Wortham.

Froley Revy, founded in 1975, is a registered investment advisory firm located in Los Angeles and specializes in convertible securities. In connection with the acquisition of Froley Revy in May 2002, the Bank agreed to make five annual contingent payments to the former owners of Froley Revy in the form of shares of common stock; the value of the shares distributed is based on Froley Revy’s operating results. The Bank made contingent payments of $1.5 million in February 2005, $1.4 million in February 2004 and $909,000 in February 2003 and has recorded each of the payments as increases to goodwill. At December 31, 2005, Froley Revy managed $3.68 billion for public closed-end mutual funds, public and corporate pension funds, insurance companies, endowments, foundations, high net worth individuals and managed account programs. Total investment advisory fees earned for 2005 were $11,556,000, a 9% decrease compared with $12,657,000 for 2004 and a 17% increase compared with $9,875,000 for 2003. The decrease in fees in 2005 is a result of lower average assets under management.

Starbuck Tisdale is an investment management firm based in Santa Barbara, California and founded in 1933. In connection with the acquisition of Starbuck Tisdale in March 2002, the Bank agreed to make five annual contingent payments to the former owners of Starbuck Tisdale in the form of cash and shares of common stock based on Starbuck Tisdale’s operating results. The value of the first contingent payment made in February 2005 was $626,000 and the Bank recorded such payment as an increase in goodwill. At December 31, 2005, Starbuck Tisdale managed $1.01 billion of equities and fixed-income securities for high net worth individuals, trusts, endowments and pension plans. Total investment advisory fees earned were $6,244,000 for 2005, a 10% increase compared with $5,674,000 for 2004 and a 34% increase compared with $4,662,000 for 2003.

Trust Company

First Republic Trust Company operates in California, Nevada and New York and specializes in personal trusts and custody accounts. The Trust Company draws new trust clients from the Bank’s deposit, loan and wealth management client base as well as from outside of the Bank. At December 31, 2005, assets under management or administration were $2.42 billion. Total trust fees earned were $3,812,000 in 2005, compared with $2,943,000 in 2004 and $2,139,000 in 2003.

Investment and Brokerage Activities

The Bank also performs short-term investment and brokerage activities for clients. The Bank employs specialists to acquire treasury securities, municipal bonds, money market mutual funds and other shorter-term liquidity investments at the request of clients or their financial advisors. They can also execute transactions for a full array of longer-term equity and fixed income securities. At December 31, 2005, the Bank held approximately

$2.58 billion of client assets in brokerage accounts through First Republic Securities Company, a wholly owned subsidiary, and in third-party money market mutual funds. Total fees earned for these services were $3,564,000 in 2005, compared with $4,191,000 in 2004 and $2,796,000 in 2003. Fees earned included $1,500,000 in 2004 and $800,000 in 2003 of commissions earned for placing preference shares of CBOs established by Trainer Wortham.

QUARTERLY AND ADDITIONAL INFORMATION

	Total Interest Income	Net Interest Income	Provision for Loan Losses	Pretax Income	Net Income	Diluted EPS	Common Stock Price Range
							High	Low
2005
1 Q	$87,528,000	$57,704,000	$1,000,000	$21,302,000	$13,793,000	$0.49	$36.55	$32.05
2 Q	99,452,000	62,208,000	1,000,000	22,573,000	14,616,000	0.50	35.39	30.71
3 Q	112,200,000	66,038,000	1,000,000	24,423,000	16,156,000	0.54	39.33	34.22
4 Q	$124,243,000	$67,700,000	$1,000,000	$24,567,000	$16,262,000	$0.54	$40.10	$33.76

2004
1 Q	$64,564,000	$45,911,000	$1,000,000	$15,425,000	$9,871,000	$0.37	$27.20	$24.00
2 Q	68,642,000	49,139,000	2,000,000	17,908,000	11,361,000	0.41	28.78	23.61
3 Q	74,519,000	51,945,000	1,000,000	18,701,000	12,070,000	0.43	31.33	27.33
4 Q	$82,087,000	$55,059,000	$1,000,000	$20,963,000	$13,197,000	$0.47	$35.89	$29.83

First Republic Bank Common Stock is traded on the New York Stock and the Pacific Exchanges under the symbol FRC. At December 31, 2005, there were approximately 350 stockholders of record, although the Bank believes that its shares are held beneficially by more than 3,000 stockholders. The Series A Preferred Shares and Series B Preferred Shares of the Bank are traded on the New York Stock Exchange under the symbols FRC-PrA and FRC-PrB, respectively. The Series B Preferred Shares and the Series D Preferred Shares of First Republic Preferred Capital Corporation are traded on the NASDAQ under the symbols FRCCP and FRCCO, respectively.

First Republic is a publicly traded, bicoastal private bank and wealth management firm. The Bank is chartered as a commercial bank by the State of Nevada and is FDIC-insured. The Bank and its subsidiaries specialize in providing outstanding relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. First Republic provides its services online and through preferred banking offices in seven metropolitan areas of San Francisco, Los Angeles, Orange County, San Diego and Santa Barbara in California, Las Vegas, Nevada and New York City, New York. In January 2006, the Bank has added banking offices in Boston, Massachusetts and Greenwich, Connecticut.

Because the Bank’s common stock is listed on the NYSE, its chief executive officer is required to make, and he has made, an annual certification to the exchange certifying that he is not aware of any violations by the Bank of the corporate governance listing standards of the NYSE as of May 31, 2005. The Bank has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 31.1 and 31.2 to its Form 10-K for the fiscal year ended December 31, 2005.

WEBSITE www.firstrepublic.com

STOCK TRADING

Listed on the New York Stock

Exchange:

Common Stock Symbol—FRC

Preferred Stock Symbols—FRC-

PrA for Series A and FRC-PrB for

Series B

Listed on the NASDAQ

Exchange:

First Republic Preferred Capital

Corporation’s Preferred Stock

Symbol—FRCCP for Series B and

FRCCO for Series D

	REGISTRARS / TRANSFER AGENT Common Stock and Preferred Stock—Mellon Investor Services LLC Subordinated Notes—BNY Western Trust Company EXTERNAL COUNSEL White and Case LLP	AUDITORS KPMG LLP ANNUAL MEETING The Bank’s Annual Stockholders’ Meeting will be held on Tuesday, May 10, 2006 at 10:00 a.m. at The New York Yacht Club, 37 West 44th Street, New York, NY 10036

EXHIBIT 21.1

FIRST REPUBLIC BANK

SUBSIDIARIES

The following is a list of the subsidiaries of First Republic Bank as of December 31, 2005:

Subsidiary	Jurisdiction of Incorporation or Organization
First Republic Preferred Capital Corporation	Nevada
First Republic Preferred Capital Corporation II	Nevada
First Republic Securities Company, LLC	Nevada
First Republic Wealth Advisors, LLC	Nevada
FR Holdings, Inc.	Nevada
Froley, Revy Investment Company	California
Starbuck, Tisdale & Associates	California
Trainer, Wortham & Company, Incorporated	New York

EXHIBIT 31.1

CERTIFICATION

I, James H. Herbert, II, certify that:

1.	I have reviewed this annual report on Form 10-K of First Republic Bank;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and we have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	Disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 14, 2006	/s/ James H. Herbert, II
	Name:	James H. Herbert, II
	Title:	President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Willis H. Newton, Jr., certify that:

1.	I have reviewed this annual report on Form 10-K of First Republic Bank;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and we have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	Disclosed in this annual report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 14, 2006	/s/ Willis H. Newton, Jr.
	Name:	Willis H. Newton, Jr.
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the President and Chief Executive Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ James H. Herbert, II	Date: March 14, 2006
James H. Herbert, II President and Chief Executive Officer

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the Executive Vice President and Chief Financial Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Willis H. Newton, Jr.	Date: March 14, 2006
Willis H. Newton, Jr. Executive Vice President and Chief Financial Officer

ATTACHMENT B

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

FIRST REPUBLIC BANK

(Exact name of bank as specified in its charter)

Nevada	88-0157485
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

111 Pine Street, 2nd Floor, San Francisco, CA	94111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 392-1400

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the Bank is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of shares outstanding of First Republic Bank common stock, par value $.01 per share, as of November 2, 2006 was 30,899,403 shares.

FIRST REPUBLIC BANK

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

The following interim consolidated financial statements as of September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 are unaudited. However, the financial statements reflect all adjustments (which included only normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
Cash and cash equivalents	$162,761,000	$141,762,000

Investment securities:
Investment securities available-for-sale	1,502,473,000	1,125,052,000
Investment securities held-to-maturity (fair value of $673,865,000 and $539,515,000 at September 30, 2006 and December 31, 2005, respectively)	649,954,000	524,682,000

Total investment securities	2,152,427,000	1,649,734,000

Loans:
Single family (1-4 units) mortgages	3,502,357,000	3,061,452,000
Home equity lines of credit	826,684,000	774,643,000
Commercial real estate mortgages	1,208,636,000	1,052,750,000
Multifamily (5+ units) mortgages	877,004,000	701,421,000
Commercial business loans	557,552,000	441,287,000
Single family construction	182,105,000	165,037,000
Multifamily/commercial construction	72,480,000	83,662,000
Stock secured loans	79,484,000	95,376,000
Other secured loans	108,613,000	105,549,000
Unsecured loans and lines of credit	223,913,000	175,157,000

Total loans	7,638,828,000	6,656,334,000

Less:
Net deferred loan costs	6,102,000	4,365,000
Allowance for loan losses	(44,054,000)	(39,731,000)

Loans, net	7,600,876,000	6,620,968,000

Loans held for sale	150,596,000	376,107,000
Interest receivable	65,308,000	54,289,000
Mortgage servicing rights	27,010,000	25,865,000
Investments in life insurance	156,909,000	151,855,000
Prepaid expenses and other assets	163,540,000	93,398,000
Federal Home Loan Bank stock, at cost	89,230,000	73,626,000
Goodwill	77,418,000	71,001,000
Premises, equipment and leasehold improvements, net of accumulated depreciation	66,697,000	61,305,000
Other real estate owned	452,000	—

Total Assets	$10,713,224,000	$9,319,910,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30,	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposits:
Noninterest-bearing demand accounts	$1,172,012,000	$1,000,332,000
NOW checking accounts	927,114,000	1,052,035,000
Money Market Accounts (MMA) checking accounts	1,533,919,000	1,458,788,000
MMA savings and passbook accounts	2,233,316,000	1,937,405,000
Certificates of deposit	1,992,123,000	1,570,488,000

Total customer deposits	7,858,484,000	7,019,048,000

Federal Home Loan Bank advances	1,898,500,000	1,429,500,000
Other liabilities	109,634,000	74,882,000
Subordinated notes	63,770,000	63,770,000

Total liabilities	9,930,388,000	8,587,200,000

Minority interest in subsidiaries	148,590,000	148,590,000

Stockholders’ equity:
Preferred stock, $0.01 par value; 500,000 shares authorized; 6.70% noncumulative perpetual Series A preferred stock, $1,000 liquidation value per share; 65,000 shares authorized, issued and outstanding at September 30, 2006 and December 31, 2005	65,000,000	65,000,000
6.25% noncumulative perpetual Series B preferred stock, $1,000 liquidation value per share; 50,000 shares authorized, issued and outstanding at September 30, 2006 and December 31, 2005	50,000,000	50,000,000

Common stock, $0.01 par value; 75,000,000 shares authorized; 27,108,128 shares and 26,359,427 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	271,000	264,000
Capital in excess of par value	183,549,000	191,991,000
Deferred compensation	—	(23,146,000)
Retained earnings	333,469,000	297,499,000
Accumulated other comprehensive income, net	1,957,000	2,512,000

Total common stockholders’ equity	519,246,000	469,120,000

Total stockholders’ equity	634,246,000	584,120,000

Total Liabilities and Stockholders’ Equity	$10,713,224,000	$9,319,910,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Interest income:
Interest on real estate and other loans	$127,752,000	$95,097,000	$351,367,000	$257,239,000
Interest on investments	27,312,000	17,103,000	75,541,000	41,941,000

Total interest income	155,064,000	112,200,000	426,908,000	299,180,000

Interest expense:
Interest on customer deposits	60,007,000	33,062,000	161,812,000	83,241,000
Interest on FHLB advances and other borrowings	23,497,000	11,833,000	48,280,000	26,186,000
Interest on subordinated notes	1,267,000	1,267,000	3,803,000	3,803,000

Total interest expense	84,771,000	46,162,000	213,895,000	113,230,000

Net interest income	70,293,000	66,038,000	213,013,000	185,950,000
Provision for loan losses	—	1,000,000	—	3,000,000

Net interest income after provision for loan losses	70,293,000	65,038,000	213,013,000	182,950,000

Noninterest income:
Investment advisory fees	10,390,000	10,085,000	31,048,000	30,089,000
Brokerage fees	1,472,000	927,000	3,820,000	2,536,000
Trust fees	1,025,000	982,000	3,170,000	2,814,000
Loan and related fees	1,576,000	2,167,000	5,110,000	4,838,000
Loan servicing fees, net	1,039,000	639,000	2,495,000	2,662,000
Deposit customer fees	1,514,000	1,179,000	4,224,000	3,291,000
Gain on sale of loans	3,433,000	1,672,000	5,323,000	5,664,000
Loss on sale of investment securities	—	(299,000)	—	(607,000)
Income from investments in life insurance	1,642,000	1,397,000	4,844,000	3,246,000
Other income	181,000	207,000	669,000	454,000

Total noninterest income	22,272,000	18,956,000	60,703,000	54,987,000

Noninterest expense:
Salaries and related benefits	34,504,000	30,253,000	100,553,000	84,223,000
Occupancy	12,042,000	8,325,000	30,902,000	24,172,000
Advertising and marketing	4,613,000	3,516,000	13,452,000	10,127,000
Information systems	4,602,000	3,439,000	12,680,000	9,657,000
Professional fees	1,501,000	2,063,000	5,248,000	6,353,000
Travel expenses	1,408,000	1,286,000	4,417,000	3,740,000
Insurance	1,039,000	892,000	3,013,000	2,670,000
Other expenses	8,656,000	6,526,000	24,229,000	18,885,000

Total noninterest expense	68,365,000	56,300,000	194,494,000	159,827,000

Income before minority interest in subsidiaries and income taxes	24,200,000	27,694,000	79,222,000	78,110,000
Minority interest in subsidiaries	3,271,000	3,271,000	9,812,000	9,812,000

Income before provision for income taxes	20,929,000	24,423,000	69,410,000	68,298,000
Provision for income taxes	3,526,000	8,267,000	17,526,000	23,733,000

Net income	17,403,000	16,156,000	51,884,000	44,565,000
Dividends on preferred stock	1,870,000	1,871,000	5,610,000	4,942,000

Net income available to common stockholders	$15,533,000	$14,285,000	$46,274,000	$39,623,000

Other comprehensive income (loss), net of tax:
Net income	$17,403,000	$16,156,000	$51,884,000	$44,565,000
Unrealized loss on cash flow hedges	—	(31,000)	(34,000)	(72,000)
Unrealized net gain (loss) on securities available-for-sale	1,250,000	(782,000)	(521,000)	(1,260,000)
Loss on sale of investment securities included in net income	—	173,000	—	352,000

Comprehensive income	$18,653,000	$15,516,000	$51,329,000	$43,585,000

Basic earnings per common share	$0.60	$0.58	$1.81	$1.63

Diluted earnings per common share	$0.57	$0.54	$1.71	$1.54

Dividends paid per common share	$0.15	$0.125	$0.425	$0.35

Weighted average basic shares outstanding	25,808,507	24,622,272	25,634,675	24,240,800

Weighted average diluted shares outstanding	27,402,264	26,405,454	27,108,122	25,896,050

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Deferred Comp.	Treasury Stock	Accum. Other Comp. Income	Total Stockholders’ Equity
Balance at December 31, 2004	$65,000,000	$251,000	$147,989,000	$254,547,000	$(13,277,000)	$(5,500,000)	$4,084,000	$453,094,000
Stock compensation costs			404,000		3,772,000			4,176,000
Tax benefits on stock compensation			4,554,000					4,554,000
Accrual for sale of shares of common stock to the ESOP			900,000					900,000
Net unrealized loss on securities available-for-sale							(908,000)	(908,000)
Net unrealized loss on cash flow hedges							(72,000)	(72,000)
Exercise of options on 389,240 shares of common stock		3,000	749,000			2,353,000		3,105,000
Issuance of 50,000 shares of preferred stock	50,000,000		(1,400,000)					48,600,000
Issuance of 722,730 shares of common stock, net		6,000	24,056,000		163,000	768,000		24,993,000
Grant of 434,150 shares of restricted stock		2,000	12,453,000		(14,834,000)	2,379,000		—
Dividends on preferred stock				(4,942,000)				(4,942,000)
Dividends on common stock				(7,910,000)				(7,910,000)
Net income				44,565,000				44,565,000

Balance at September 30, 2005	$115,000,000	$262,000	$189,705,000	$286,260,000	$(24,176,000)	$—	$3,104,000	$570,155,000

Balance at December 31, 2005	$115,000,000	$264,000	$191,991,000	$297,499,000	$(23,146,000)	$—	$2,512,000	$584,120,000
Reclassify deferred compensation to capital in excess of par value			(23,146,000)		23,146,000			—
Stock compensation costs		3,000	5,867,000					5,870,000
Excess tax benefits on stock compensation			4,947,000					4,947,000
Accrual for sale of shares of common stock to the ESOP			600,000					600,000
Net unrealized loss on securities available-for-sale							(521,000)	(521,000)
Net unrealized loss on cash flow hedges							(34,000)	(34,000)
Exercise of options on 282,439 shares of common stock		3,000	3,262,000					3,265,000
Issuance of 83,674 shares of common stock, net		1,000	28,000					29,000
Dividends on preferred stock				(5,610,000)				(5,610,000)
Dividends on common stock				(10,304,000)				(10,304,000)
Net income				51,884,000				51,884,000

Balance at September 30, 2006	$115,000,000	$271,000	$183,549,000	$333,469,000	$—	$—	$1,957,000	$634,246,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
Operating Activities:	2006	2005
Net income	$51,884,000	$44,565,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	3,000,000
Depreciation and amortization	12,849,000	8,959,000
Amortization of net loan fees	(1,148,000)	(499,000)
Amortization of mortgage servicing rights	6,502,000	4,801,000
Accretion of investment securities discounts	(1,027,000)	(452,000)
Amortization of investment securities premiums	14,478,000	5,936,000
Loans originated for sale	(679,945,000)	(998,268,000)
Loans sold into commitments	915,328,000	1,204,404,000
Excess tax benefits on stock compensation	(4,268,000)	—
(Increase) decrease in deferred taxes	968,000	(5,933,000)
Decrease in value of derivatives	—	33,000
Provision for mortgage servicing rights in excess of fair value, net	160,000	187,000
Provision for loans held for sale in excess of fair value, net	—	(51,000)
Provision for other investment interests in excess of fair value	149,000	39,000
Net losses on investment securities	—	607,000
Net gains on sale of loans	(5,323,000)	(5,646,000)
Net (gains) losses on sale of fixed assets	37,000	(6,000)
Noncash cost of benefit plans and stock compensation plans	6,177,000	4,786,000
Increase in interest receivable	(10,982,000)	(12,686,000)
Increase in interest payable	7,788,000	1,422,000
Increase in other assets	(47,896,000)	(31,899,000)
Increase (decrease) in other liabilities	10,202,000	(16,791,000)

Net Cash Provided by Operating Activities	275,933,000	206,508,000

Investing Activities:
Loans originated	(3,136,730,000)	(2,454,362,000)
Loans purchased	—	(31,204,000)
Principal payments on loans	2,163,101,000	1,624,759,000
Purchases of investment securities and FHLB stock	(781,673,000)	(831,527,000)
Sales or redemptions of investment securities and FHLB stock	1,820,000	14,001,000
Repayments of investment securities	244,969,000	135,328,000
Additions to premises, equipment and leasehold improvements, net	(14,086,000)	(7,557,000)
Payments for purchase of investment advisory interests	(340,000)	(313,000)
Purchases of non-marketable equity investments	(14,951,000)	(10,966,000)
Payment received in acquisition of First Signature Bank & Trust	364,323,000	—

Net Cash Used by Investing Activities	(1,173,567,000)	(1,561,841,000)

Financing Activities:
Net increase in checking, passbook and MMA accounts	974,683,000	869,764,000
Issuances of certificates of deposit	470,959,000	268,797,000
Repayments of certificates of deposit	(608,782,000)	(258,670,000)
Sale of certificates of deposit acquired in acquisition of First Signature Bank & Trust	(379,564,000)	—
Decrease in long-term FHLB advances	(100,000,000)	(210,000,000)
Increase in short-term FHLB advances	569,000,000	660,500,000
Proceeds from employee stock purchases	370,000	437,000
Proceeds from common stock options exercised	3,613,000	3,105,000
Excess tax benefit on stock compensation	4,268,000	—
Net proceeds from preferred stock issuance	—	48,632,000
Net proceeds from common stock issuance	—	23,858,000
Payment of cash dividends on preferred stock	(5,610,000)	(4,942,000)
Payment of cash dividends on common stock	(10,304,000)	(7,910,000)

Net Cash Provided by Financing Activities	918,633,000	1,393,571,000

Increase in Cash and Cash Equivalents	20,999,000	38,238,000
Cash and Cash Equivalents at Beginning of Period	141,762,000	87,987,000

Cash and Cash Equivalents at End of Period	$162,761,000	$126,225,000

Supplemental Disclosure of Cash Flow Items
Cash paid during the period:
Interest	$209,673,000	$111,808,000
Income taxes	$18,336,000	$21,733,000
Transfer of loans to loans held for sale	$72,765,000	$85,096,000
Issuance of common stock for acquisitions	$1,623,000	$1,766,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See “Risk Factors” and “Information Regarding Forward-Looking Statements.”

Basis of Presentation and Organization

As a publicly owned commercial bank chartered by the State of Nevada, First Republic Bank (the “Bank”) is subject to regulation by both the Federal Deposit Insurance Corporation (the “FDIC”) and the Nevada Banking Department and is required to comply with the securities reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules with respect to periodic reporting and financial disclosure as the Securities and Exchange Commission (the “SEC”) for issuers of securities, excluding the registration requirements relating to offerings of securities.

The Bank’s consolidated financial statements include the results of its wholly owned and majority owned subsidiaries. In 1999, the Bank acquired Trainer, Wortham & Company, Incorporated (“Trainer Wortham”). In addition, the Bank formed First Republic Preferred Capital Corporation (“FRPCC”), which qualifies as a real estate investment trust (“REIT”). In 2000, the Bank formed two additional subsidiaries – First Republic Securities Company, LLC (“First Republic Securities”), which operates as an NASD licensed broker dealer, and FR Holdings, Inc. (“FR Holdings”), which invests in selected venture capital, private equity and other investment activities. In 2001, the Bank formed First Republic Preferred Capital Corporation II (“FRPCC II”), a second REIT subsidiary. In 2002, the Bank completed the acquisitions of Froley, Revy Investment Company (“Froley Revy”) and Starbuck, Tisdale & Associates (“Starbuck Tisdale”). In 2004, the Bank formed First Republic Wealth Advisors, LLC (“First Republic Wealth Advisors”), a registered investment advisor that provides advisory services to high net worth clients.

The Bank’s acquisitions are accounted for using the purchase method. The Bank consolidates the results of each subsidiary from the date of acquisition or formation, and eliminates intercompany transactions and balances.

FRPCC and FRPCC II have issued preferred stock, which is reported as minority interest in subsidiaries in the Bank’s consolidated balance sheet. The dividends on these preferred stock issues are reported as minority interest expense in the Bank’s consolidated statement of income. The preferred stock dividends paid by each subsidiary are deductible for income tax purposes as long as each subsidiary continues to qualify as a REIT.

These interim consolidated financial statements should be read in conjunction with the Bank’s 2005 Annual Report to Stockholders, Consolidated Financial Statements and Notes thereto. Certain reclassifications have been made to the 2005 financial statements in order for them to conform to the 2006 presentation. Results for the three and nine months ended September 30, 2006 should not be considered indicative of results to be expected for the full year.

Risk Factors

The results of operations of the Bank are subject to various risks including business, economic, tax, legal, interest rate and regulatory conditions and factors, among others. Additional information is included in Item 1A, “Risk Factors,” in the Bank’s 2005 Annual Report on Form 10-K and in filings made subsequent to the filing of the 2005 Form 10-K.

The following additional risk factor is based on recent conditions in the interest rate environment.

If the yield curve continues to be flat or inverted for a sustained period, the Bank’s net interest margin and net interest income will suffer.

The Bank’s net interest margin declined in the third quarter of 2006 as a result of a number of factors.

As a result of higher short-term interest rates and consumers’ preferences for non-deposit savings products such as money market mutual funds, the growth in the Bank’s deposits has slowed in recent quarters. As a result, the Bank’s level of FHLB advances, which represents more expensive funding, has risen during recent quarters. Additionally, the Bank’s deposit mix has shifted toward higher-cost deposits, including certificates of deposit, in response to consumer preferences for higher-yielding alternatives.

The flat and inverted yield curve in recent months has imposed significant challenges to the Bank’s ability to increase net revenues, and in particular net interest income, in amounts sufficient to cover its costs that have increased as a result of expansions in 2006. This net interest margin pressure is expected to continue for the remainder of 2006 and, as long as the yield curve remains flat or inverted, there will continue to be pressure on the Bank’s net interest margin in future periods.

Other Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value, less any estimated costs to sell. The Bank records costs related to holding real estate as expenses when incurred. At September 30, 2006, the carrying value of one real estate property owned by the Bank was $452,000. This property was sold during the second quarter of 2006; however, the buyer’s initial investment did not meet the minimum initial investment required to recognize the sale. The Bank will apply the payments received by the borrower under the cost recovery method until such time when the borrower’s investment increases and the property operations generate sufficient cash to service the Bank’s loans.

Earnings Per Share

The Bank follows Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share,” for computing and presenting earnings per share (“EPS”). The Bank discloses both basic EPS and diluted EPS and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

The following table presents a reconciliation of the income and share amounts used in the basic and diluted EPS computations for the three and nine months ended September 30, 2006 and 2005.

	Three Months Ended September 30,			Nine Months Ended September 30,
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
2006
Basic EPS	$15,533,000	25,808,507	$0.60	$46,274,000	25,634,675	$1.81

Effect of dilutive securities:
Stock options	—	886,642		—	886,158
Restricted stock	—	288,838		—	181,606
Preferred stock as if converted to common stock (1)	58,000	343,530		174,000	343,530
Contingently issuable shares, pursuant to acquisition agreements (2)	—	74,747		—	62,153

Diluted EPS	$15,591,000	27,402,264	$0.57	$46,448,000	27,108,122	$1.71

	Three Months Ended September 30,			Nine Months Ended September 30,
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
2005
Basic EPS	$14,285,000	24,622,272	$0.58	$39,623,000	24,240,800	$1.63

Effect of dilutive securities:
Stock options	—	1,037,605		—	1,021,433
Restricted stock	—	261,514		—	172,918
Preferred stock as if converted to common stock (1)	58,000	343,530		174,000	343,530
Contingently issuable shares, pursuant to acquisition agreements (2)	—	140,533		—	117,369

Diluted EPS	$14,343,000	26,405,454	$0.54	$39,797,000	25,896,050	$1.54

(1)	In June 2001, FRPCC issued Series C Preferred Stock that is convertible into the Bank’s common stock at a conversion price of $20.38. The diluted EPS calculation includes adjusting reported net income available to common stockholders for the effect of dividends on the preferred stock, net of taxes, and increasing the number of shares that would be outstanding if all such preferred stock shares were converted into common stock.

(2)	The number of estimated contingently issuable shares that the Bank is required to issue in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy in 2002. The estimated number of shares is based on existing contractual terms and current operating results.

Stock-Based Compensation

Stock-based compensation is provided through awards of restricted stock that are restricted only as to vesting requirements and grants of stock options. Effective January 1, 2006, the Bank applied the fair value method of accounting, using the modified prospective method of transition, in accordance with both SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) and Staff Accounting Bulletin No. 107, which provides additional interpretative guidance for valuation methods and related disclosure issues. For restricted stock shares awarded since 2000, SFAS No. 123(R) has not changed the Bank’s accounting for compensation cost. Accordingly, the Bank adjusts the total unrecognized compensation cost for estimated forfeitures and recognizes the cost in salaries and related benefits expense over the period from the grant date until final vesting. Prior to 2006, the Bank reported the net remaining unrecognized compensation cost related to nonvested restricted shares as deferred compensation in stockholders’ equity and recorded an offset in capital in excess of par value. Beginning January 2006, the Bank has reclassified such unrecognized compensation costs to capital in excess of par value to comply with SFAS No. 123(R) requirements.

For stock options, the Bank measures compensation cost for all stock options based on the fair value of the options at their grant dates. The Bank adjusts total unrecognized compensation cost for estimated forfeitures and recognizes the cost in salaries and related benefits expense over the remaining requisite service periods for such options. The Bank does not expect to grant any new stock options.

Prior to adopting SFAS No. 123(R) in 2006, the Bank presented the tax benefit of deductions in excess of recognized compensation costs (“excess tax benefit”) as operating activities in the statement of cash flows. To comply with SFAS No. 123(R), the Bank now presents the excess tax benefits as a cash outflow for operating activities and as a cash inflow from financing activities. The excess tax benefits reduce the taxes otherwise payable and are adjustments to capital in excess of par value.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 includes guidance regarding the exception criteria of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” for interest-only strips and principal-only strips and guidance on evaluating interests in securitized financial assets that are freestanding derivatives or that are hybrid financial instruments that contain embedded derivatives. SFAS No. 155 is effective for all financial instruments acquired, issued or remeasured in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Bank’s financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.” SFAS No. 156 provides guidance on determining when servicing assets should be recognized and requires servicing assets to be initially measured at fair value. Subsequently, for each class of servicing asset, the Bank may elect to account for the class by either amortizing the servicing asset in proportion to and over the period of estimated net servicing income or by measuring and recognizing the servicing asset at its fair value. The initial measurement requirement of SFAS No. 156 is effective for servicing assets recognized in fiscal years beginning after September 15, 2006. For subsequent recognition, if fair value is elected, it must be applied as of the beginning of the fiscal year in which the election is made. The adoption of SFAS No. 156 is not expected to have a material impact on the Bank’s financial condition or results of operations as the Bank currently intends to continue to amortize its servicing assets in proportion to and over the period of estimated net servicing income.

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43.” EITF 06-2 provides guidance for accruing the compensation cost of a sabbatical leave of absence or similar benefit arrangement over the requisite service period. Under EITF 06-2, compensation cost should be accrued if a minimum service period is required and the benefit does not increase with additional years of service. EITF 06-2 is effective for fiscal years beginning after December 15, 2006. The financial statement impact will be applied as a change in accounting principle either by recognizing a cumulative effect adjustment in retained earnings or by retrospective application to all prior periods presented in the financial statements. The Bank’s sabbatical program has been in effect for over 10 years and covers all employees of the Bank and its subsidiaries. As a result of implementing EITF 06-2, the Bank expects to record a cumulative effect adjustment to retained earnings of approximately $2.0 million, net of the effect of taxes, as of January 1, 2007. Management is continuing to evaluate the impact of this EITF.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which prescribes a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The financial statement effects of a tax position shall be recognized when it is more-likely-than-not (likelihood of more than fifty percent), based on technical merits, that the position will be sustained upon examination. A tax position that meets this threshold shall be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority, based on the facts, circumstances and information available at the reporting date. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. The cumulative effect of applying FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year and disclosed in the year of adoption. In addition, FIN 48 requires new disclosures at the end of each annual reporting period for unrecognized tax benefits, interest or penalties associated with tax positions and tax years subject to examination by major tax jurisdictions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Bank’s income tax filing positions, financial condition and results of operations.

In September 2006, the EITF issued EITF 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires that endorsement split-dollar life insurance arrangements that provide benefits that extend to postretirement periods be recorded as a liability in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” or APB Opinion No. 12, “Omnibus Opinion – 1967,” based on whether a postretirement benefit plan or an individual deferred compensation contract exists. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The cumulative effect of applying EITF 06-4 shall be reported as a change in accounting principle through either an adjustment in the beginning balance of retained earnings or by retrospective application to all prior periods presented in the financial statements. The Bank has a limited amount of endorsement method split-dollar arrangements. Management is evaluating this EITF but does not currently believe that there will be a material impact on the Bank’s financial condition or results of operations.

In September 2006, the EITF issued EITF 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, “Accounting for Purchases of Life Insurance,” (“FTB 85-4”).” FTB 85-4 requires that investments in life insurance be recorded at the amount that could be realized as of the date of the statement of financial position. EITF 06-5 provides further guidance on measuring the amount that could be realized. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying EITF 06-5 shall be reported as a change in accounting principle through either an adjustment to the opening balance of retained earnings or by retrospective application to all prior periods presented in the financial statements. The Bank’s investment in bank owned life insurance is recorded at cash surrender value, which approximates fair value. Based on an analysis of the Bank’s existing life insurance policies, management does not currently expect that this pronouncement will have a material impact on the Bank’s financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides additional guidance for the quantitative assessment of the materiality of uncorrected misstatements in current and prior years. The assessment for materiality should be based on the amount of the error relative to both the current year income statement and balance sheet. For misstatements originating in prior years that are deemed material to the current year financial statements, SAB 108 permits recording the effect of adopting this guidance as a cumulative effect adjustment to retained earnings. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The Bank will adopt SAB 108 in the fourth quarter of 2006. Management currently expects to record a cumulative effect adjustment to beginning retained earnings of approximately $5.0 million, net of the effect of taxes, as a result of revising its accounting for both operating leases and dividends on Federal Home Loan Bank (“FHLB”) stock. Management will continue to evaluate the impact of SAB 108 on the Bank’s financial condition and results of operations during the fourth quarter of 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides a definition of fair value, establishes a fair value hierarchy, emphasizes that fair value is a market-based rather than entity-specific concept and expands quantitative and qualitative disclosures. SFAS No. 157 applies when other accounting pronouncements require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years and interim periods beginning after November 15, 2007. This Statement should be applied prospectively as of the beginning of the fiscal year it becomes effective, with limited retrospective application for certain financial instruments. Management is currently evaluating the impact of SFAS No. 157 on the Bank’s financial condition and results of operations.

Note 2.    Mortgage Banking Activity

The gross carrying value of the Bank’s mortgage servicing rights (“MSRs”) at September 30, 2006 was $27.1 million, less a valuation allowance of $113,000.

The following tables present information on the level of loans originated, loans sold and gain on sale of loans for each of the past five quarters:

	As of or For the Quarter Ended
	2006			2005
($ in thousands)	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Loans originated	$1,198,735	$1,554,284	$1,063,656	$1,321,604	$1,326,598

Loans sold:
Flow sales	$118,809	$166,620	$245,440	$217,619	$277,360
Bulk sales	242,394	26,054	116,011	251,973	172,224

Total loans sold	$361,203	$192,674	$361,451	$469,592	$449,584

Gain on sale of loans:
Amount	$3,433	$222	$1,668	$843	$1,672
Percentage on loans sold during the quarter	0.95%	0.12%	0.46%	0.18%	0.37%

Changes in the portfolio of loans serviced for others, changes in the book value of the Bank’s MSRs and quarterly valuation statistics at each quarter-end or for each of the past five quarters were as follows:

	As of or For the Quarter Ended
	2006			2005
($ in thousands)	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Loans serviced for others:
Beginning balance	$4,540,408	$4,528,384	$4,381,104	$4,130,684	$3,877,317
Loans sold	361,203	192,674	361,451	469,592	449,584
Repayments	(173,838)	(180,650)	(214,171)	(219,172)	(196,217)

Ending balance	$4,727,773	$4,540,408	$4,528,384	$4,381,104	$4,130,684

	As of or For the Quarter Ended
	2006						2005
($ in thousands)	Sept. 30		June 30		March 31		Dec. 31		Sept. 30
MSRs:
Beginning balance	$26,165		$26,656		$25,865		$24,018		$22,611
Additions due to new loans sold	2,917		1,609		3,281		4,105		3,413
Amortization expenses	(2,047)		(2,100)		(2,355)		(2,258)		(1,866)
Provision for valuation allowance	(25)		—		(135)		—		(140)

Ending balance	$27,010		$26,165		$26,656		$25,865		$24,018

Estimated fair value of MSRs	$41,285		$39,093		$37,622		$35,538		$31,698

MSRs as a percent of total loans serviced	0.57%		0.58%		0.59%		0.59%		0.58%
Weighted average servicing fee collected (annualized)	0.27%		0.28%		0.27%		0.27%		0.27%
MSRs as a multiple of weighted average servicing fee	2.08	x	2.09	x	2.17	x	2.17	x	2.13	x

Note 3.    Loan Securitizations

The Bank completed five single family mortgage loan securitizations in 2002, 2001 and 2000 and one income property securitization in 2002. The Bank has not executed any securitization transactions since then. The Bank originated all of the mortgage loans that were securitized. The Bank retained subordinated tranches for one securitization in 2002 and two securitizations in 2000. Additionally, the Bank retained interest-only strips and originated MSRs for each securitization. The retained interest-only strips do not provide credit enhancement to other tranches.

For the single family mortgage loan securitizations, the Bank’s retained subordinated tranches and interest-only strips had a net book value of $6,150,000 at September 30, 2006 and included one investment grade rated security of $1,446,000, securities not rated or rated below investment grade of $2,267,000 and interest-only strips of $2,437,000. The total fair value of the Bank’s retained interests in these securities at September 30, 2006 was $8,869,000. The Bank reports these securities as investment securities available-for-sale. The Bank’s single family loan securitizations have not experienced any credit losses since inception.

In addition to retained interests in the securities, the Bank retained originated MSRs that are included in the total MSRs. At September 30, 2006, the net book value of these MSRs was $2,329,000, and the fair value was $3,097,000.

In 2002, the Bank securitized $48.4 million of performing multifamily and commercial real estate loans through a pass-through real estate mortgage investment conduit (“REMIC”) for which the Bank acts as servicer and special servicer. The Bank retained interests in the first-loss subordinated class of the security and MSRs. All other classes of the security were sold to Trainer Wortham First Republic CBO II.

The securitized income property loans have not experienced any credit losses to date, and there were no delinquent loans at September 30, 2006. The Bank’s retained interest in the first-loss security had a net book value of $1,834,000 at September 30, 2006, carried at 67% of stated principal balance, and a fair value of $1,913,000. The Bank reports this security as investment securities available-for-sale. The Bank’s MSRs retained in this securitization had a net book value at September 30, 2006 that was not significant, and the related fair value was $27,000.

Note 4.    Goodwill and Related Identifiable Intangible Assets

The Bank follows SFAS No. 142, “Goodwill and Other Intangible Assets,” for the accounting and reporting of goodwill and other intangible assets. In addition to goodwill, the Bank’s intangible assets include identifiable intangible assets related to investment advisory contracts and MSRs.

The following table presents the allocation of goodwill by reporting unit and changes in the carrying value:

	Trainer Wortham	Starbuck Tisdale	Froley Revy	Commercial Banking	Total
Balance at December 31, 2005	$32,758,000	$14,625,000	$23,191,000	$427,000	$71,001,000
Additional acquisition	—	—	—	4,453,000	4,453,000
Deferred payments	—	681,000	1,283,000	—	1,964,000

Balance at September 30, 2006	$32,758,000	$15,306,000	$24,474,000	$4,880,000	$77,418,000

In January 2006, the Bank completed the acquisition of First Signature Bank & Trust of Portsmouth, New Hampshire (“First Signature”) for a purchase price of $26.6 million. The Bank received assets consisting primarily of cash, assumed $390 million of liabilities consisting primarily of certificates of deposit and recognized goodwill of $4.5 million. The aggregate purchase price plus transaction costs to complete the acquisition exceeded the fair value of the acquired net assets of First Signature. The acquired assets were cash and loans determined to be carried at fair value; the acquired certificates of deposits were adjusted to fair value as determined by their actual sale, which was negotiated in February 2006 and completed at no gain or loss in April 2006. In connection with this acquisition, the Bank opened offices in Greenwich, Connecticut and Boston, Massachusetts to expand its private banking and private business banking activities in New England.

In February 2006, the Bank made deferred payments in cash and shares of common stock in connection with the acquisitions of Starbuck Tisdale and Froley Revy, which increased goodwill by $681,000 and $1,283,000, respectively.

Under SFAS No. 142, the Bank is required to test goodwill for impairment annually at the reporting unit level. The Bank is also required to test goodwill for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Each year since 2002, the Bank has engaged a qualified firm to perform an independent valuation analysis on its investment advisory subsidiaries. No impairment charges were recognized for the three and nine months ended September 30, 2006 or for the same periods in 2005.

In September 2004, the Bank recognized identifiable intangible assets related to the acquisition of certain investment advisory contracts by Trainer Wortham. The Bank reports these identifiable intangible assets in prepaid expenses and other assets. The Bank amortizes these identifiable intangible assets over the estimated period of the cash flows generated by the investment advisory contracts, projected to be in effect from five to twenty years. At September 30, 2006, the gross carrying amount of these intangible assets was $2,155,000, and the accumulated amortization was $468,000. The Bank recognized amortization expense on these intangible assets of $57,000 and $172,000 in the three and nine months ended September 30, 2006 and $59,000 and $179,000 for the same periods in 2005.

Note 5.    Preferred Stock

As of September 30, 2006, the Bank was authorized to issue 500,000 shares of preferred stock with a par value of $0.01 per share. In February 2004, the Bank issued $65.0 million of 6.70% noncumulative, perpetual Series A preferred stock (“Series A Preferred Shares”), which has a liquidation preference of $1,000 per share. The Bank’s Series A Preferred Shares are represented by 2,600,000 depositary shares traded on the New York Stock Exchange (“NYSE”) under the symbol “FRC-PrA.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. The Bank’s Series A Preferred Shares are redeemable by the Bank on or after February 3, 2009, subject to prior approval of the FDIC.

In March 2005, the Bank issued $50.0 million of 6.25% noncumulative, perpetual Series B preferred stock (“Series B Preferred Shares”), which has a liquidation preference of $1,000 per share. The Bank’s Series B Preferred Shares are represented by 2,000,000 depositary shares traded on the NYSE under the symbol “FRC-PrB.” The depositary shares have a liquidation preference of $25 per share and are not convertible into or exchangeable for any of the Bank’s other securities. The Bank’s Series B Preferred Shares are redeemable by the Bank on or after March 18, 2010, subject to prior approval of the FDIC.

The Series A and Series B Preferred Shares are reported as a component of stockholders’ equity. Under regulatory guidelines, the preferred stock is included as a component of Tier 1 Capital.

If declared, dividends on the Series A and Series B Preferred Shares are paid quarterly on March 30, June 30, September 30 and December 30 of each year, or, if not a business day, the preceding business day. Dividends on the Series A and Series B Preferred Shares are noncumulative. However, if distributions are not paid (whether or not declared) for any six dividend periods, holders of the depositary shares representing the Bank’s Series A and Series B Preferred Shares voting with the holders of the other series of preferred stock of the

Bank to the extent such voting rights have vested with respect to such other series of preferred stock as a separate class are entitled to vote for the election of two additional directors to serve on the Bank’s Board of Directors until all dividends on such Preferred Shares are paid in full for at least four consecutive dividend periods.

Since issuance of the preferred stock, the Bank has paid all dividends when due. Dividends are deducted from net income in order to arrive at net income available to common stockholders. The following table presents the dividends on preferred stock that the Bank paid during the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Series A Preferred Shares	$1,089,000	$1,089,000	$3,266,000	$3,266,000
Series B Preferred Shares	781,000	782,000	2,344,000	1,676,000

Total	$1,870,000	$1,871,000	$5,610,000	$4,942,000

Note 6.    Segments

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Bank’s two reportable segments are commercial banking and wealth management.

The following table presents the operating results for the three and nine months ended September 30, 2006 and 2005, and goodwill and identifiable assets of the Bank’s two reportable segments at September 30, 2006 and 2005, as well as any reconciling items to consolidated totals.

	Three Months Ended September 30,				Nine Months Ended September 30,
($ in thousands)	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated
2006
Interest income	$155,009	$77	$(22)	$155,064	$426,755	$207	$(54)	$426,908
Noninterest income	9,307	13,803	(838)	22,272	21,945	41,049	(2,291)	60,703

Total revenues	$164,316	$13,880	$(860)	$177,336	$448,700	$41,256	$(2,345)	$487,611

Income before minority interest and income taxes	$23,390	$810	$—	$24,200	$76,643	$2,579	$—	$79,222

Goodwill at September 30					$4,880	$72,538	$—	$77,418

Identifiable assets at September 30					$10,697,331	$49,298	$(15,405)	$10,713,224

2005
Interest income	$112,204	$41	$(45)	$112,200	$299,173	$83	$(76)	$299,180
Noninterest income	6,719	12,861	(624)	18,956	18,996	37,440	(1,449)	54,987

Total revenues	$118,923	$12,902	$(669)	$131,156	$318,169	$37,523	$(1,525)	$354,167

Income before minority interest and income taxes	$26,350	$1,344	$—	$27,694	$75,796	$2,314	$—	$78,110

Goodwill at September 30					$427	$70,574	$—	$71,001

Identifiable assets at September 30					$8,830,227	$31,984	$(10,279)	$8,851,932

The commercial banking segment represents the operations of the Bank, including real estate secured lending, retail deposit gathering, private banking activities, mortgage sales and servicing, and managing the capital, liquidity and interest rate risk. Beginning in 2006, the commercial banking segment reflects the acquisition of First Signature and the opening of additional banking offices in Boston, Massachusetts and Greenwich, Connecticut. As a result of the First Signature acquisition, the Bank increased its goodwill by approximately $4.5 million.

The wealth management segment consists of the investment management activities of Trainer Wortham, Starbuck Tisdale and Froley Revy, which manage assets for individuals and institutions in convertible securities, equities, fixed income and balanced accounts. In addition, the wealth management segment includes First Republic Trust Company, a division of the Bank that offers personal trust services; First Republic Wealth Advisors, which offers advisory services to high net worth clients; the Bank’s money market mutual fund activities; and the brokerage activities of First Republic Securities Company.

The reconciling items for revenues include fees paid by the Bank to Trainer Wortham and Starbuck Tisdale for managing its investment securities portfolio as well as intercompany business referral fees. The reconciling items for assets include subsidiary funds on deposit with the Bank and any intercompany receivable that is reimbursed on a quarterly basis.

Note 7.    Stock Compensation Plans

The Bank adopted SFAS No. 123(R) effective January 1, 2006. The adoption of SFAS No. 123(R) did not impact the Bank’s policies and procedures for the recognition and measurement of compensation costs related to restricted stock. Pursuant to SFAS No. 123(R), the Bank measures the compensation cost of stock options as well as restricted stock based on the fair value of the options or shares at the grant date and recognizes compensation expense over their remaining requisite service periods. In comparison, in 2005, the Bank followed SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” and had excluded stock options granted prior to 2003 from the measurement and recognition of compensation costs. Instead, the Bank disclosed pro forma net income and basic and diluted EPS as if the cost of these options had been included.

For the three and nine months ended September 30, 2006, the Bank recognized share-based compensation costs of $2,143,000 and $5,520,000, and tax effects of $900,000 and $2,318,000, respectively. In comparison, for the three and nine months ended September 30, 2005, the Bank recognized share-based compensation costs of $1,411,000 and $3,863,000, and tax effects of $593,000 and $1,623,000, respectively. The increase in the compensation costs for the first nine months of 2006 was primarily due to awards of additional shares of restricted stock. The incremental cost of adopting SFAS No. 123(R) was approximately $26,000, before taxes of $11,000, for the third quarter of 2006 and approximately $110,000, before taxes of $46,000, for the first nine months of 2006, primarily due to recognizing additional expense for stock options granted prior to 2003 that were not vested as of January 1, 2006. The adoption of SFAS No. 123(R) did not have a material impact on the Bank’s basic EPS and diluted EPS or on the Bank’s consolidated stockholders’ equity.

The cost of stock options recognized for the first nine months of 2005 was less than the amount that would have been recognized if the fair value based method now required by SFAS No. 123(R) had been applied to all stock options at their grant dates. The following table presents pro forma amounts for the three and nine months ended September 30, 2005 as if the fair value based method had been applied to all outstanding and unvested restricted stock and stock options at their grant dates and compensation costs had been recognized over their remaining requisite service periods.

	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005
Net income available to common stockholders, as reported	$14,285,000	$39,623,000
Add: stock-based compensation expense reported in net income, net of related tax benefits
Stock options	17,000	52,000
Restricted stock	800,000	2,188,000
Deduct: stock-based compensation expense based on the estimated fair value of shares and options granted, net of related tax benefits
Stock options	(92,000)	(275,000)
Restricted stock	(800,000)	(2,188,000)

Pro forma net income available to common stockholders	$14,210,000	$39,400,000

	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005
Earnings per share:
Basic – as reported	$0.58	$1.63
Basic – pro forma	$0.58	$1.63

Diluted – as reported	$0.54	$1.54
Diluted – pro forma	$0.54	$1.53

Fixed Stock Options

The Bank has granted fixed price stock options under both the 1998 Stock Option Plan and the Amended and Restated Employee Stock Option Plan. In May 2006, the Bank’s shareholders approved amending the plans to cancel the remaining 124,063 shares of authorized and ungranted stock options. Under the 1998 Stock Option Plan, options to purchase 1,615,329 shares had been granted to employees, officers and directors at September 30, 2006, of which options to purchase 1,567,404 shares were exercisable. Under the Amended and Restated Employee Stock Option Plan, options to purchase 35,808 shares had been granted to employees at September 30, 2006, all of which were exercisable. In addition to these plans, prior to 2003, the Bank had granted fixed stock options to its directors, management and certain newly hired personnel; at September 30, 2006, options to purchase 209,275 shares had been granted and options to purchase 196,825 shares were exercisable. Under the Bank’s stock option agreements, the exercise price of each option equals or exceeds the market price of the Bank’s common stock at the grant date. Generally, stock options vest over a period of up to five years from the grant date and have a maximum contractual life of ten years.

There were no fixed options granted during 2006. For options granted during the first nine months of 2005, the Bank estimated the fair value of options granted using the Black-Scholes option-pricing model, both for purposes of recognizing compensation costs for the first nine months of 2006 and 2005 and for pro forma disclosures for the three and nine months ended September 30, 2005.

The following table presents the weighted average per share fair value of the options granted and the weighted average assumptions used.

Fixed options	Nine Months Ended September 30, 2005
Fair value of options granted, per share	$9.26
Expected quarterly dividend paid, per share	$0.10
Expected stock price volatility	26%
Risk-free interest rate	3.83%
Expected life, in years	5.5

The following table presents a summary of the Bank’s fixed stock option activity for the first nine months of 2006:

Fixed options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	2,143,826	$11.98
Granted	—	—
Exercised	(276,814)	11.68
Forfeited	(6,600)	17.57
Expired	—	—

Outstanding at September 30, 2006	1,860,412	$12.00	2.7 years	$22,330,000

Options exercisable at September 30, 2006	1,800,037	$11.72	2.6 years	$21,099,000

For the first nine months of 2006, there were no options granted, and the total intrinsic value of options exercised was $8,225,000. For the first nine months of 2005, the weighted average grant-date fair value of options granted was $33.30, and 137,040 options were exercised with a total intrinsic value of $3,133,000.

Performance-Based Stock Options

Under the 1995 Performance-Based Contingent Stock Options, the Bank granted stock option awards to selected executives and other key employees. The vesting periods for these awards were contingent upon achieving targeted increases in the Bank’s tangible book value per share. Each performance-based option had a ten-year contractual life, and the exercise price of each option was equal to the market price of the Bank’s stock on December 31, 1995. At December 31, 2005, there were 5,625 performance-based options outstanding, all of which were exercised during the first six months of 2006. The weighted average exercise price was $5.83, and the aggregate intrinsic value was $220,000. During the first nine months of 2005, no performance-based options were granted and performance-based options exercised had a total intrinsic value of $6,911,000.

Under both the fixed and performance-based stock option plans, for options exercised during the first nine months of 2006, the Bank received cash of $3,613,000 and realized tax benefits for the tax deductions of $3,542,000. For options exercised during the first nine months of 2005, the Bank received cash of $3,105,000 and realized tax benefits of $4,207,000.

Restricted Stock Plans

Under the Bank’s 2000 Restricted Stock Plan, the Bank is authorized to issue an aggregate 191,250 shares of restricted stock to certain officers, all of which were awarded in 2000. The shares are restricted as to the vesting of the shares. The restrictions lapse over a seven-year period beginning on December 31, 2002 and on each December 31 for the next six years. Upon vesting, the shares are transferable. The Bank is recognizing the cost of these restricted shares at $13.86 per share over the eight-year period from the grant date until final vesting on December 31, 2008. Additionally, the Bank is recognizing over this period the cost of a related cash payment of $5.86 per share to these officers, which represents the estimated tax benefits to the Bank at the grant date.

In May 2006, the Bank’s shareholders approved an amendment to the 2003 Restricted Stock Plan to increase the authorized shares by 875,000 shares. As of September 30, 2006, the Bank was authorized to issue an aggregate 2,112,500 shares of restricted stock to eligible employees, officers and directors. The shares are restricted only as to the vesting of the shares. The restrictions on the shares generally lapse over five or seven year periods. Restricted shares awarded to certain executive officers contain quantitative performance criteria; based on financial results for the first nine months of the year, it is probable that the performance-based vesting criteria will be met for 2006. Upon vesting, the shares are transferable.

The following table presents a summary of the activity for the Bank’s restricted stock plans for the first nine months of 2006:

	Nine Months Ended September 30, 2006
Restricted stock	Shares	Weighted Average Fair Value
Nonvested at December 31, 2005	1,022,097	$26.54
Granted	471,610	41.25
Vested	(191,769)	28.00
Forfeited	(25,000)	33.08

Nonvested at September 30, 2006	1,276,938	$31.86

The total unrecognized compensation cost related to nonvested restricted stock shares was $36,480,000 at September 30, 2006. The Bank expects to recognize this cost over a weighted average remaining contractual life of 4.3 years. The total grant date fair value of shares vested was $5,370,000 and $2,388,000 for the first nine months of 2006 and 2005, respectively.

In connection with the restricted stock plans, the Bank generally is entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares, except for special limitations. The Bank’s income tax deduction would be higher than its previously recorded expense if the fair value of the shares on the date of vesting exceeds $13.86 for shares issued under the 2000 Restricted Stock Plan and from approximately $16 to $44 for shares issued under the 2003 Restricted Stock Plan. Such incremental tax deduction is recorded as an increase in stockholders’ equity when such shares vest.

Note 8.    Variable Interest Entities

Trainer Wortham is in the business of creating and either managing or advising collateralized bond obligations (“CBOs”). These CBOs are considered variable interest entities (“VIEs”) as defined by FASB interpretation 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), and are subject to the provisions thereof. As of September 30, 2006, the Bank and Trainer Wortham held interests in four CBOs and the Bank and Froley Revy held interests in a convertible arbitrage fund that also is considered a VIE as defined by FIN 46R. A summary of the relevant information pertaining to each outstanding CBO is presented below:

	CBO II	CBO III	CBO IV	CBO V
Month of inception	February 2002	February 2003	January 2004		December 2004
Collateral assets at September 30, 2006	$198,000,000	$258,000,000	$205,000,000		$349,000,000
Annual collateral management fees:
Senior / junior	18 bp	30 bp	35 bp		40 bp
Subordinated	22 bp	—	—		—
Bank investment in preference shares:
Book value	$—	$231,000	$1,598,000	$	N/A
% of total preference shares outstanding	4.8%	3.8%	14.3%		—

The Bank sold to CBO II approximately $50 million of performing multifamily and commercial real estate loans through a REMIC pass-through securitization for which the Bank acts as servicer. The Bank retained an investment in the REMIC’s first-loss subordinated class with an amortized cost of $1.8 million as of September 30, 2006. In addition, $7.1 million of the commercial real estate loans remained outstanding, and there were no losses of principal or interest on these loans as of September 30, 2006.

CBO II has not made distributions to its preference shareholders since October 2004. As a result, the Bank has reduced the carrying value of its investment in CBO II preference shares to zero. In addition, for the payment period ending July 10, 2006, holders of the most junior class of bonds in CBO II did not receive a coupon payment. A number of factors have contributed to the interruption of payments, among them contractual limitations on the reinvestment of cash, narrow credit spreads on eligible investment opportunities, net payouts under interest rate swap agreements and rating downgrades on certain collateral assets. As a result of net payments made to counterparties under interest rate swap agreements owned by CBO II, Trainer Wortham did not recognize junior fees in the third quarter of 2006. However, Trainer Wortham has the right under its contractual agreements with CBO II to be paid such retroactive fees in the future if certain conditions are met.

Neither the Bank nor Trainer Wortham has sold or transferred any assets to CBO III, CBO IV or CBO V. Neither the Bank nor Trainer Wortham provides any credit support or financial guarantees, holds any liquidity obligations or has any recourse obligations to any of the CBOs. If the assets of each CBO are not sufficient to satisfy its debts upon liquidation, the Bank’s exposure is limited to the amount of its investment. The Bank is not required to consolidate the assets of any of the CBOs in its financial statements as of September 30, 2006 under the provisions of FIN 46R because it does not absorb a majority of expected losses or expected residual returns.

In August 2004, Froley Revy created the Froley, Revy Alternative Strategies Master Fund, Ltd. (the “Fund”), a fund incorporated to employ arbitrage strategies involving the purchase and sale of convertible securities and common stock. Froley, Revy, through a wholly owned subsidiary, serves as the Investment Manager of the Fund. The Investment Manager is entitled to receive a quarterly fee of 150 basis points on the net assets of the Fund; however, those fees have been waived and have not been paid since the inception of the Fund. The Investment Manager is entitled to incentive fees equal to 20% of the net profits of the Fund subject to a loss carryfoward provision. As of September 30, 2006, Froley Revy had not recognized any such incentive fees and the aggregate market value of the Fund’s investment was $9.1 million. The Bank is not required to consolidate the assets of the Fund in its financial statements as of September 30, 2006 under the provisions of FIN 46R.

Note 9.    Acquisition of Bank of Walnut Creek

On October 16, 2006, the Bank completed the acquisition of BWC Financial Corp. and its wholly owned subsidiary, Bank of Walnut Creek (collectively, “BWC”). In connection with this transaction, the Bank issued approximately 3,750,000 shares of common stock and paid approximately $14.0 million of cash. Total consideration for this acquisition was valued at approximately $165 million. As of September 30, 2006, BWC had total assets of $542 million and total deposits of $394 million. The Bank began consolidating the results of BWC upon closing. The Bank expects to incur approximately $4.5 million, before the effect of taxes, of costs related to this acquisition and the integration of BWC during the fourth quarter of 2006.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Information Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Bank’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Do not unduly rely on forward-looking statements. Forward-looking statements about future expectations are not guarantees.

Forward-looking statements include, but are not limited to, statements about future events or conditions and often include words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions. Broadly, forward-looking statements include projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items; descriptions of plans or objectives of management for future operations, products or services; forecasts of future economic performance; and expectations regarding the banking and wealth management industries, the impact of macroeconomic factors such as interest rate fluctuations and the expected timing or benefits of acquisition transactions. For example, this report includes forward-looking statements about future credit losses and nonperforming assets, future levels of loan origination or loan repayments, future amortization expense, the impact of new accounting standards, the impact of interest rate changes, expectations about the performance of new banking offices and the integration of newly acquired activities.

In addition to the forward-looking statements in this report and in other reports and proxy statements that the Bank files with the FDIC, senior management might make forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements speak only as of the date they are made and may not be updated to reflect changes that occur after the date they are made.

There are several factors, many beyond the Bank’s control, which could cause results to differ significantly from the Bank’s expectations. Some of these factors such as credit, market, operational, liquidity, tax, interest rate environment, the shape of the interest rate yield curve and other risks are described elsewhere in this report. Factors that may affect the results of operations or financial condition of the Bank are described in the section entitled “Risk Factors” in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2005 and in information incorporated by reference into that report from other documents, including the Bank’s 2005 Annual Report to Stockholders. Any factor described in this report or in the Bank’s 2005 Form 10-K could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in this report or in the Bank’s 2005 Form 10-K that could cause results to differ from the Bank’s expectations.

Critical Accounting Policies and the Impact of Accounting Estimates

The Bank’s discussion and analysis of its financial condition and results of operations are based upon the Bank’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Bank evaluates its estimates, including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, intangible assets, income taxes, contingencies, litigation and other operational risks. The Bank bases its estimates on historical experience and on various other assumptions it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses

The Bank considers the accounting policy for allowance for loan losses to be a critical accounting policy because it is a complex process involving difficult and subjective judgments, assumptions and estimates. The allowance for loan losses is an estimate that can change under different assumptions and conditions. The Bank estimates credit losses resulting from the inability of its clients to make required payments. If the financial condition of the Bank’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, or the value of collateral securing mortgage loans were to decline, an increase in the allowance may be required. A significant decline in the credit quality of the Bank’s loan portfolio could have a material adverse effect on the Bank’s financial condition and results of operations.

Life of Loans and Repayment Speed

Other significant estimates required in the preparation of the Bank’s consolidated financial statements include estimating the life of loans or the rate of principal repayment of loans, investment securities and loans sold to investors. The estimated life of a loan impacts the amortization of deferred loan origination fees and costs, the amortization of premiums or discounts on investment securities, the valuation of MSRs and the valuation of certain residual interests retained in connection with loan securitizations. Generally, the Bank amortizes deferred loan fees and costs over the contractual life of loans. An increase in the prepayment speed will require the Bank to accelerate the recognition of deferred amounts. When loans serviced for others prepay more rapidly than projected, the Bank may be required to record a provision for valuation allowance on its MSRs or retained interests. The Bank performs quarterly assessments of the fair value of MSRs and provides for impairment allowances whenever the fair value of a specific group of loans falls below its net book value. Additional provisions may be required in future periods, depending on the level of loan repayments and other factors. Due to the number and significance of the estimates and assumptions required in accounting for these financial instruments and the volatility in interest rates and the mortgage markets, future revisions of these estimates are anticipated.

Goodwill and Other Intangible Assets

The Bank has recorded $77.4 million of goodwill and $1.7 million of identifiable intangible assets at September 30, 2006, primarily in connection with the purchase of its three investment advisory subsidiaries. The Bank is required to evaluate goodwill and related intangible assets annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of any of these entities. Fair value is the amount at which a reporting unit could be bought or sold in a current transaction between willing parties. During the fourth quarter of each year, the Bank has engaged a qualified firm to perform an independent valuation analysis on its investment advisory subsidiaries. The Bank has never recognized any impairment charge. However, if assumptions and conditions change such that future valuations differ from management’s estimates, the Bank may be required to reduce the carrying value of goodwill or related intangible assets and recognize an impairment charge.

Securitizations

Beginning in 2000, the Bank sold single family loans in REMIC securitization transactions and retained servicing rights and other interests in these securitizations. These transactions generally cover more than $300 million of loans and require complex estimates and continuous analysis in order to be appropriately recorded in the Bank’s consolidated financial statements. When the Bank records a loan securitization, the Bank performs present value estimates based on future cash flows, future loan losses, repayment rates, interest rates and other market factors. Subsequent to closing, the Bank monitors cash flow performance, loan repayments and interest rates against original estimates. The original estimates have a significant impact on the initial amount of gain or loss on sale recognized when the loans are securitized. If actual results differ significantly from original estimates, the subsequent yield earned may be reduced or impairment charges recognized on the related assets. At September 30, 2006, the Bank held retained interests related to securitizations with a total carrying value of $10.8 million and has not recorded any impairment charges for the first nine months of 2006. The Bank recorded impairment charges of $31,000 for the nine months ended September 30, 2005 related to these retained interests.

Overview

First Republic Bank is a NYSE-traded private bank and wealth management firm. The Bank is chartered as a commercial bank by the State of Nevada and is FDIC-insured. The Bank and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. The Bank provides access to its services online and through trust, wealth management and preferred banking offices in ten major metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach and San Diego in California, Las Vegas, Nevada, Portland, Oregon, Seattle, Washington, Boston, Massachusetts and New York City, New York.

The Bank originates real estate secured loans and other loans to retain in its loan portfolio. Real estate secured loans are secured by single family residences, multifamily buildings and commercial real estate properties and loans to construct such properties. Most of the Bank’s loans are secured by properties located in close proximity to its offices in the San Francisco Bay area, the Los Angeles area, San Diego, Boston and the New York City area. Lending activities in Las Vegas, Nevada, have been primarily focused on single family and multifamily residential construction projects and permanent mortgage loans on income properties. The Bank performs an underwriting analysis for each loan application and uses third-party appraisers to appraise the properties on which it makes loans.

Since 1997, the Bank has originated business and personal unsecured loans and lines of credit as well as loans secured by securities and other types of collateral. At September 30, 2006, the Bank’s loan portfolio included $557.6 million of commercial business loans, $188.1 million of loans secured by collateral other than real estate and $223.9 million of unsecured loans and lines of credit, collectively 13% of total loans. Traditionally, business and unsecured loans have carried a higher risk than loans secured by real estate.

The Bank’s principal sources of funds are its depository activities and FHLB advances. The Bank’s supplemental sources of funds are loan principal repayments, loan sales, earnings and proceeds from debt and equity financings. At September 30, 2006, the Bank held total customer deposits of $7.86 billion. The Bank is a member of the FDIC’s Bank Insurance Fund. The deposit obligations of the Bank are rated investment grade by all three major rating agencies – Moody’s Investors Service, Standard & Poor’s and Fitch Ratings.

The Bank is an approved, voluntary member of the FHLB. Membership in the FHLB provides the Bank with an alternative funding source for its loans, including short-term funding for loans classified as held for sale, and a flexible wholesale source of market-based fixed rate short- or longer-term liabilities. The Bank is currently approved for advances of up to 40% of its total assets. At September 30, 2006, FHLB advances to the Bank were $1.90 billion. This level of FHLB advances has risen during recent quarters and has been a source for funding, which has been more expensive than deposits. Such advances are fully collateralized by real estate mortgage loans and investment securities.

The Bank operates nine preferred banking offices in San Francisco, offices in San Rafael, St. Helena and Santa Rosa, north of San Francisco, in San Mateo, Burlingame and Los Altos, south of San Francisco, in Redwood City, Menlo Park and Palo Alto, all in the Silicon Valley, in Los Angeles, Beverly Hills, Studio City, Century City, the Newport Beach area, Santa Barbara, and four offices in San Diego County, all in southern California, one office in Las Vegas, Nevada, offices in Boston, Massachusetts and in Greenwich, Connecticut and three offices in New York City. As a result of the BWC acquisition in October 2006, the Bank has added six offices in the East Bay region of San Francisco and one office in San Jose, California.

As of September 30, 2006, total Bank assets were $10.71 billion, and total managed assets were $31.80 billion, which included Bank assets, assets under management or administration of $16.36 billion and loans serviced of $4.73 billion. Total stockholders’ equity was $634.2 million, and total capital was $890.7 million, consisting of common stockholders’ equity, perpetual preferred stock of the Bank, preferred stock of the Bank’s two REIT subsidiaries, subordinated notes and allowance for loan losses. At September 30, 2006, the Bank’s regulatory leverage ratio was 6.68%, its ratio of Tier 1 capital to risk-adjusted assets was 9.69% and its ratio of total capital to risk adjusted assets was 11.21%. These ratios compare with leverage, Tier 1 and total capital ratios of 5%, 6% and 10%, respectively, which are the ratios that a bank needs to be considered well-capitalized under FDIC regulations.

The following table presents certain performance, asset quality ratios, capital ratios and share data for the Bank for the periods indicated:

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003
Selected Ratios
Net income to average assets (1)	0.70%	0.74%	0.73%	0.69%	0.68%
Net income available to common stockholders to average common equity (1)	12.47	12.71	12.63	11.81	12.07
Leverage ratio	6.68	7.49	7.17	6.90	6.11
Tier 1 risk-based capital ratio	9.69	11.49	11.06	10.19	9.18
Total risk-based capital ratio	11.21	13.35	12.83	12.71	13.21
Net interest margin (1)	3.14	3.34	3.33	3.24	3.21
Efficiency ratio	71.2	67.5	67.3	65.8	70.5
Nonaccrual assets to total assets	0.10	0.19	0.08	0.25	0.22
Nonaccrual assets and restructured performing loans to total assets	0.10	0.19	0.08	0.25	0.22
Net loan (chargeoffs) recoveries to average loans (1)	0.06	0.02	0.02	(0.01)	(0.10)
Allowance for loan losses to total loans	0.58	0.61	0.60	0.65	0.70
Allowance for loan losses to nonaccrual loans	432%	233%	523%	189%	234%

Share Data
Common shares outstanding	27,108,128	26,221,089	26,359,427	24,674,968	23,346,282
Book value per common share	$19.15	$17.36	$17.80	$15.73	$14.21
Tangible book value per common share	$16.24	$14.58	$15.03	$12.85	$11.57

(1)	Nine months’ data is annualized except for a recovery of $3.8 million in the first quarter of 2006.

Net Interest Margin Pressure and Expansion Costs

The Bank has expanded its operations on the East coast and West coast in the first nine months of 2006. The flat yield curve and, more recently, the inverted yield curve environment have significantly challenged the Bank’s ability to increase net interest income and noninterest income. This margin pressure and the costs of these expansions have created significant earnings pressure. These challenging conditions will continue for the remainder of 2006 and possibly well into or through 2007.

Lending and Loan Sale Operations

Total loan originations were $1.20 billion for the third quarter of 2006, compared with $1.55 billion for the prior quarter and $1.33 billion for the third quarter of 2005. The Bank has historically emphasized the origination of loans secured by single family residences and selectively originated multifamily mortgages, commercial real estate mortgages and construction loans, primarily to our existing clients. In recent years, the Bank has diversified its lending beyond mortgage loans. The following table presents loan originations by product type for each of the past five quarters:

	For the Quarter Ended
	2006			2005
($ in thousands)	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Single family mortgages	$458,751	$587,767	$539,830	$625,852	$704,998
Home equity lines of credit	188,521	212,549	126,787	179,189	188,786
Multifamily/commercial real estate mortgages	176,261	269,891	167,557	136,702	166,547
Commercial business loans	194,002	219,867	140,364	177,677	130,567
Other loans	181,200	264,210	89,118	202,184	135,700

Total loans originated	$1,198,735	$1,554,284	$1,063,656	$1,321,604	$1,326,598

Single family mortgage originations accounted for 38% of total loan originations for the third quarter and second quarter of 2006 and 53% for the third quarter of 2005. The volume and type of loan originations depend on the level of interest rates, the number of personnel involved in lending, the demand for homes in our markets and other economic conditions.

For the past three years, the relatively high volume of loan originations was primarily the result of an increase in lending personnel in the Bank’s existing and new markets. In addition, due to acceptable rates of interest available to borrowers, the Bank experienced a high level of single family lending from refinancing activities (“refinance loans”), an increase in single family purchase loans in the Bank’s primary markets and the demand by clients for income property and non-real estate loans. The second quarter of 2006 was a record quarter for loan originations. For the third quarter of 2006, total loan originations declined from the prior quarter and single family lending declined to 75% of the average of the prior four quarters. The Bank does not expect the level of loan originations to return to the record level of the second quarter of 2006 in the near future.

Single family purchase loans increased to 59% of total single family mortgage loans originated in the third quarter of 2006, up from 58% for the prior quarter and 48% for the third quarter of 2005. The following table presents purchased loans and refinance loans as a percentage of total single family mortgage originations for each of the past five quarters:

	For the Quarter Ended
	2006			2005
($ in thousands)	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Single family mortgages originated	$458,751	$587,767	$539,830	$625,852	$704,998

Percentage of single family mortgage originations:
Purchase loans	59%	58%	50%	44%	48%
Refinance loans	41%	42%	50%	56%	52%

Total	100%	100%	100%	100%	100%

The Bank either retains originated home loans in its loan portfolio or sells the loans in whole loan or loan participation arrangements, either in the secondary market or in loan securitizations. The Bank has retained in its loan portfolio both adjustable rate mortgages (“ARMs”) and intermediate fixed rate loans. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. However, subject to market conditions, the Bank’s ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. As part of the Bank’s standard underwriting policy, borrowers undergo a qualification process for an ARM loan assuming an interest rate that is higher than the initial rate.

Certain adjustable rate single family mortgages contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. As noted above, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial rate on negative amortization loans. The amount of any payment shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which, in turn, could cause increases in the principal amount owed by the borrower over the original amount advanced. At September 30, 2006, loans with the potential for negative amortization were $36.4 million, or only 0.48% of the total loan portfolio, and loans that had increases in principal balance since origination were $1.8 million, or only 0.02% of the total loan portfolio. Of the Bank’s loans that had increases in principal since origination, the average increase was 0.81% of the original principal balance. The aggregate amount of interest that has been added to the principal of such negative amortization loans was only $19,000 at September 30, 2006.

The Bank has offered, for over 12 years, loan products with a period of interest only payments. Underwriting standards for all loans have required a high level of borrower net worth, substantial post-loan liquidity, excellent FICO scores and significant down payments. As of September 30, 2006, approximately $3.06 billion, or 87% of the Bank’s single family loan portfolio, allowed interest only payments for varying periods. These interest only loans had an average loan-to-value (“LTV”) ratio of approximately 55%, based on appraised value at the time of origination. Less than 1% of the Bank’s interest only home loans had an LTV ratio at origination of more than 80%. The Bank has never incurred a loan loss on any single family loan that contained an interest only payment feature.

The Bank’s home equity line of credit (“HELOC”) product requires the payment of interest each month on the outstanding balance. During the first 10 years of the loan term, repayment of principal is at the borrower’s option, as the borrower’s ability to draw or repay depends upon personal circumstances. The Bank underwrites HELOCs to the same standards as single family mortgages. As a result, the Bank’s delinquency and loss experience on HELOCs has been excellent. Since 1991, when the Bank began offering HELOCs secured by single family homes, the Bank has not had a loss of principal or interest on any HELOC.

A percentage of the income property secured loans that the Bank originates allow for interest only payments. At September 30, 2006, the Bank’s total outstanding balance of multifamily and commercial real estate loans was $2.09 billion. Included in this portfolio was $251.3 million, or 12.0%, of loans for which interest only payments may be made for a period of up to 10 years, depending upon the borrower, specific underwriting criteria and terms of the loans. For income property loans that allow for interest only payments, the average LTV ratio was 61% based on the appraised value at the time of origination and the balance outstanding at September 30, 2006. Additionally, the Bank had committed to lend $112.1 million under lines of credit secured by the equity in multifamily and commercial real estate, and $43.5 million was outstanding at September 30, 2006, representing 2.1% of the portfolio; these lines of credit also allow for interest only payments for an initial period.

If loans retained by the Bank are prepaid, the Bank would accelerate the recognition of deferred loan fees or costs, which would change the level of current or future earnings. The average annualized principal repayment rate on the Bank’s loan portfolio declined to 10% for the third quarter of 2006, compared with 18% for the prior quarter and 17% for all of 2005.

The Bank sells whole loans and loan participations both in the secondary market and in loan securitizations. A historical focus of the Bank’s loan sales activities has been to enter into formal commitments and informal agreements with institutional investors pursuant to which the Bank originates, on a direct flow basis, single family mortgages that are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. The Bank has also identified secondary market sources that seek to acquire loans of the type the Bank originates for its loan portfolio. In addition, since 2000, the Bank has periodically sold loans in underwritten, agency-rated securitizations. The Bank last completed such a securitization in 2002.

The amount of loans sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets. The level of gain or loss on loan sales fluctuates with market conditions and the types of loans sold. In the third quarter of 2006, loan sales were $361.2 million and the net gain on sale was $3,433,000, or 0.95% of loans sold. In comparison, loan sales for the prior quarter were $192.7 million and the net gain on sale was $222,000, or 0.12% of loans sold. For the third quarter of 2005, loan sales were $449.6 million and the net gain on sale was $1,672,000, or 0.37% of loans sold. The level of future loan originations, loan sales and loan repayments depends in part on overall credit availability and the interest rate environment, the strength of the general economy, local real estate markets and the housing industry, and conditions in the secondary loan sale market. The amount of gain or loss on the sale of loans is primarily driven by market conditions and changes in interest rates, as well as the Bank’s pricing and asset liability management strategies.

The total net gain on loan sales in the third quarter was $3.4 million, compared to an average of $1.2 million for the prior twelve quarters. As a result of strong loan volume and improved market conditions for loan sales in the third quarter, the Bank sold a higher than normal level of loans. Of the loans sold in the quarter, approximately one-third were adjustable rate, and the remainder were fixed rate. Similar loan sales gains will likely be difficult to achieve in the fourth quarter of 2006 and subsequent quarters.

The Bank retains the right to service substantially all the loans that it sells to institutional investors; the Bank does not retain servicing on government-insured loans and some second-lien mortgages. The Bank services loans to provide continuous direct client service and to generate recurring fee income. Mortgage loans serviced for investors increased to $4.73 billion at September 30, 2006 from $4.38 billion at December 31, 2005 and $4.13 billion at September 30, 2005.

At the time of the sale of loans, the Bank records the value of the MSRs, which is based upon the projected net servicing fee income over the estimated lives of loans sold. At September 30, 2006, the carrying value of MSRs was $27.0 million, compared with $25.9 million at December 31, 2005. The Bank performs a quarterly assessment of the potential impairment of the carrying value of the MSRs, taking into consideration a variety of factors, including the actual repayment experience and the current interest rate environment.

If actual repayments of loans serviced are lower than the Bank’s estimate of future repayments, the Bank could decrease the amortization of MSRs, which would increase the Bank’s expected level of future earnings. If actual repayments on loans serviced are higher than the Bank’s estimates of future repayments, the Bank may be required to write down or increase the amortization on MSRs, thereby decreasing the Bank’s expected level of current and future earnings. The annualized repayment rate of total loans serviced was approximately 14% for the third quarter of 2006, compared with 17% for the prior quarter and 18% for all of 2005. However, the annualized repayment rate for only the monthly adjustable loans in the servicing portfolio was approximately 27% for the third quarter of 2006, 34% for the prior quarter and 31% for the third quarter of 2005, higher than the rate for total loans serviced and reflective of the yield curve and its current inversion. At September 30, 2006, MSRs for monthly adjustable loans serviced represented $7.7 million, or 28% of total MSRs. The repayment rate on these loans has slowed, resulting in lower MSR amortization expense in the third quarter of 2006 compared with the three prior quarters and lower prepayment penalty fee income. If the repayment rate rises above its recent level, the value of MSRs for these loans would be impaired.

The Bank collects prepayment penalty fees when either loans retained by the Bank or loans serviced by the Bank are paid off prior to maturity. Prepayment penalty fees are reported in loan and related fee income. Total prepayment penalty fees collected for the third quarter of 2006 were $1,045,000, compared with $1,199,000 for the prior quarter and $1,450,000 for the third quarter of 2005.

Deposit Gathering

As shown in the following table, the Bank’s total deposits grew 21% over the past year. However, the Bank’s deposit gathering has slowed considerably in recent quarters. The following table presents deposits by region and the 12-month increase compared with a year ago. Our retail locations that gather deposits are designated as “preferred banking offices.”

	September 30,		Increase (Decrease)
($ in thousands)	2006	2005	Amount	%
Preferred banking office deposits:
Northern California	$2,318,055	$1,856,090	$461,965	25%
Southern California and Nevada	994,777	871,376	123,401	14
New York City and New England	333,629	273,429	60,200	22

Subtotal	3,646,461	3,000,895	645,566	22

Preferred banking deposits:
Northern California	1,636,811	1,384,650	252,161	18
Southern California and Nevada	1,201,806	1,137,110	64,696	6
New York City and New England	1,175,833	812,648	363,185	45

Subtotal	4,014,450	3,334,408	680,042	20
Other deposits	197,573	149,219	48,354	32

Total deposits	$7,858,484	$6,484,522	$1,373,962	21%

Deposits in all preferred banking offices grew 22% over the past year and deposits in preferred banking offices that have been opened for more than two years grew 20% over the past year. This growth has resulted from the acquisition of new clients through general marketing initiatives, increases in referrals and cross-selling of services and products to existing clients of the Bank and its subsidiaries. Growth has been distributed among personal and business checking accounts, money market and passbook savings accounts and certificates of deposit.

Preferred banking deposits grew 20% over the past year. Generally, preferred banking deposits are placed by clients who are introduced to the Bank through lending activities or who enter into deposit relationships directly with a relationship manager or preferred banker. Other deposits include institutional and operational deposits not attributable to any specific deposit locations.

As a result of higher short-term interest rates and consumers’ preferences for non-deposit savings products such as money market mutual funds, the growth in the Bank’s deposits has slowed in recent quarters. The Bank’s deposits have grown 16% on an annualized basis for the nine months ended September 30, 2006 and 12% on an annualized basis for the third quarter of 2006. Although the fourth quarter historically has been a strong one for deposit gathering, the Bank’s deposit growth rate for 2006 is expected to be below the growth rate for 2005 as a result of these macroeconomic and consumer trends.

Liquidity

Liquidity refers to the ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations of the Bank through either the sale or maturity of existing assets or by obtaining additional funding through liability management. The Bank invests a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency securities, insured bank-qualified municipal securities and mortgage-backed instruments. At September 30, 2006, the investment securities portfolio of $2.15 billion and cash and cash equivalents of $162.8 million were 22% of total assets, of which 59% either mature or have rates that will adjust within twelve months. In addition, the Bank had available unused FHLB advances of approximately $1.87 billion supported by already pledged loans and investments and approximately $204.4 million of borrowings that could be collateralized by investment securities. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

Capital Resources

The Bank continues to maintain a capital base that exceeds the requirement to be designated by the FDIC as “well capitalized.” At September 30, 2006, the Bank’s total capital was $890.7 million, consisting of common stockholders’ equity, the Bank’s perpetual preferred stock, preferred stock of its two REIT subsidiaries, subordinated notes and allowance for loan losses.

Total stockholders’ equity increased by $50.1 million from December 31, 2005 to September 30, 2006. This increase was due to net income for the period, partially offset by dividend payments to the holders of both common and preferred stock. For the first nine months of 2006, net income available to common stockholders was $46.3 million. The Bank has declared a dividend for the third quarter of $0.15 per share of common stock, payable on November 30, 2006 to stockholders of record on November 15, 2006.

During the first nine months of 2006, the Bank issued 48,839 shares of common stock as deferred payments in connection with previous acquisitions, 471,610 shares under its restricted stock plans and 317,274 shares under other stock plans. There were no repurchases of common stock during the first nine months of 2006 and the Bank did not hold any shares as treasury stock at September 30, 2006.

During the first nine months of 2006, accumulated other comprehensive income in stockholders’ equity included a loss of $521,000, net of tax, due to the change in fair value of the Bank’s investment securities available-for-sale and the reversal of a cumulative derivative gain of $34,000, net of tax, upon maturity of the remaining interest rate swap contracts designated as cash flow hedges.

At September 30, 2006, the Bank’s leverage ratio was 6.68%, its Tier 1 risk-based capital ratio was 9.69% and its total risk based capital ratio was 11.21%. The Bank’s capital ratios exceeded applicable regulatory requirements. The following table presents the capital ratios at September 30, 2006 for the Bank and the standards for both well-capitalized depository institutions and minimum capital requirements.

	Actual		Well Capitalized Ratio	Minimum Capital Requirement
($ in thousands)	Capital	Ratio
Leverage	$694,636	6.68%	5.0%	4.0%
Tier 1 Risk-Based	$694,636	9.69%	6.0%	4.0%
Total Risk-Based	$803,929	11.21%	10.0%	8.0%
Business Segments

The Bank currently conducts its business through two reportable business segments—commercial banking and wealth management. The principal business activities of the commercial banking segment are attracting funds from the general public, originating loans (primarily real estate secured mortgage loans) and investing in investment securities. The primary sources of revenue for this segment are: (i) interest earned on loans and investment securities, (ii) gains on sales of loans, (iii) fees earned in connection with loan and client services and (iv) income earned on loans serviced for investors. Principal expenses for this segment are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

A significant part of the Bank’s general business strategy has been to expand its capabilities for providing value-added services to a targeted higher net worth client base. Historically, these clients have been satisfied with the Bank’s mortgage loan origination products and services, providing an opportunity for Bank personnel to introduce or cross-sell other products and services to these clients. The Bank offers a full array of checking and deposit services, internet banking, business lending, and cash management for business accounts as well as other services.

The wealth management segment consists of the activities of the Bank’s three investment management subsidiaries, Trainer Wortham, Starbuck Tisdale and Froley Revy, the operations of First Republic Trust Company, First Republic Wealth Advisors, an investment advisory subsidiary, and the Bank’s money market mutual fund activities and the brokerage activities of its wholly owned subsidiary, First Republic Securities (collectively, “Investment and Brokerage”). The wealth management segment’s primary sources of revenue are fees earned for the management or administration of clients’ assets as well as commissions and trading revenues generated from the execution of client-related brokerage and investment activities. The wealth management segment’s principal expenses are personnel-related costs and other general and administrative expenses.

Assets under management or administration in the wealth management segment, in aggregate, grew 21% compared with a year ago. The following table presents the assets under management or administration by the entities comprising the Bank’s wealth management segment at the end of each of the last five quarterly periods.

	2006			2005
($ in millions)	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Assets Under Management or Administration:
Trainer Wortham, net of Bank investments	$4,669	$4,333	$4,346	$4,188	$4,103
Investment and Brokerage	3,697	3,595	3,032	2,514	2,454
Froley Revy	3,474	3,504	3,769	3,678	3,734
Trust Company	3,309	3,013	2,617	2,424	2,240
Starbuck Tisdale, net of Bank investments	992	997	1,013	1,008	983
First Republic Wealth Advisors	220	171	146	64	53

Total	$16,361	$15,613	$14,923	$13,876	$13,567

For more than five years, Trainer Wortham has managed a portion of the Bank’s investment securities portfolio. Since January 2004, Starbuck Tisdale has managed a portion of the Bank’s investment securities portfolio. At September 30, 2006, in addition to the assets under management shown above, Trainer Wortham and Starbuck Tisdale managed investment securities for the Bank of $1.76 billion and $403.7 million, respectively; fees earned for managing these investments are eliminated in consolidation.

The following table presents estimates regarding the change during the period in assets under management or administration for the entities in the Bank’s wealth management segment (excluding changes in the Bank’s investment securities portfolio). Assets under management increase when clients open new accounts or add to the balance in existing accounts by depositing additional funds. Closed accounts and funds withdrawn by clients reduce the assets under management. The portion of the net change that cannot be attributed to the deposit or withdrawal of funds is reported in market appreciation or depreciation.

($ in millions)	Trainer Wortham	Investment & Brokerage	Froley Revy	Trust Company	Starbuck Tisdale	Wealth Advisors	Segment Total
Beginning balance, January 1, 2006	$4,188	$2,514	$3,678	$2,424	$1,008	$64	$13,876
Activity for the period:
New accounts and deposits	844	6,660	111	1,607	69	162	9,453
Closed accounts and withdrawals	(571)	(5,715)	(472)	(993)	(135)	(15)	(7,901)
Market change, net increase	208	238	157	271	50	9	933

Net change	481	1,183	(204)	885	(16)	156	2,485

Ending balance, September 30, 2006	$4,669	$3,697	$3,474	$3,309	$992	$220	$16,361

Deposits and withdrawals in Investment and Brokerage include activity in money market mutual fund sweep accounts in which excess funds above a target balance in the client’s checking account held at the Bank are deposited. On days when the funds in the client’s checking account are less than the target balance, funds are withdrawn from the money market account and returned to the client’s checking account.

Investment Advisory Services

The Bank provides investment management services through its four subsidiaries. Total investment advisory fees earned for the three and nine months ended September 30, 2006 were $10,390,000 and $31,048,000, compared with $10,085,000 and $30,089,000 earned for the same periods in 2005. The increase was primarily due to higher average assets under management.

Trainer Wortham had total assets under management of $4.67 billion at September 30, 2006. Total fees earned for the three and nine months ended September 30, 2006 were $6,318,000 and $18,783,000, compared with $5,844,000 and $17,337,000 for the same periods in 2005.

In connection with the Bank’s recent expansion in the Pacific Northwest region, Trainer Wortham opened offices in Portland, Oregon and Seattle, Washington during the second quarter of 2006. The related expenses of these offices exceeded start-up revenues by approximately $600,000 for the third quarter of 2006. The Bank expects the personnel in these offices to generate additional assets under management and increased revenues in future quarters.

Since 2000, Trainer Wortham has created five CBOs. Management of both the Bank and Trainer Wortham believe that the CBO business provides an opportunity to obtain assets under management and generate fee income. In 2005, the first CBO was liquidated according to its scheduled five-year term. At September 30, 2006, the remaining four CBOs represented approximately $1.01 billion of assets under management by Trainer Wortham. Under the provisions of FIN 46R, the Bank is not required to consolidate in its balance sheet as of September 30, 2006, the assets of any of the CBOs.

Fee income is generated by the CBOs through (i) recurring annual fee income paid by the CBOs to Trainer Wortham for collateral management or advisory services and (ii) one-time fee income paid by certain CBOs to the Bank’s brokerage subsidiary for the placement of preference shares. Trainer Wortham earned fees for managing the CBOs of $768,000 and $2,581,000 for the three and nine months ended September 30, 2006, compared with $928,000 and $2,854,000 for the same periods in 2005.

Froley Revy specializes in convertible securities and managed $3.47 billion at September 30, 2006 for public closed-end mutual funds, public and corporate pension funds, insurance companies, endowments, foundations, high net worth individuals and managed account programs. Total investment advisory fees earned for the three and nine months ended September 30, 2006 were $2,566,000 and $7,775,000, compared with $2,957,000 and $8,827,000 for the same periods in 2005. The decrease in fees was primarily due to lower average assets under management resulting from closed accounts and client withdrawals. In connection with the acquisition of Froley Revy in May 2002, the Bank agreed to make five annual contingent payments through 2007 to the former owners of Froley Revy in the form of shares of common stock; the value of shares distributed is based on Froley Revy’s operating results. The Bank made contingent payments of $1.3 million in the first quarter of 2006 and $1.5 million in the first quarter of 2005 and has recorded all such payments as increases to goodwill. Assets under management by Froley Revy have declined from $3.73 billion at September 30, 2005 to $3.47 billion at September 30, 2006 due to institutional clients making withdrawals or closing accounts in response to asset allocation strategies. This decrease has reduced fee revenue for the third quarter of 2006 by 13% compared with the same period a year ago.

At September 30, 2006, Starbuck Tisdale managed $992.1 million of equities and fixed-income securities for high net worth individuals, trusts, endowments and pension plans. Total investment advisory fees earned were

$1,666,000 and $5,109,000 for the three and nine months ended September 30, 2006, compared with $1,596,000 and $4,544,000 for the same periods in 2005. In connection with the acquisition of Starbuck Tisdale in March 2002, the Bank agreed to make five annual contingent payments to the former owners of Starbuck Tisdale in the form of cash and shares of common stock based on Starbuck Tisdale’s operating results. The Bank made the first two contingent payments valued at $681,000 in the first quarter of 2006 and $626,000 in the first quarter of 2005 and has recorded each of these payments as increases to goodwill.

Trust Company

First Republic Trust Company operates primarily in California, Nevada, Oregon and New York and specializes in personal trusts and custody accounts. The Trust Company draws new trust clients from the Bank’s deposit, loan and wealth management client base as well as from outside of the Bank. At September 30, 2006, assets under management or administration were $3.31 billion. Total trust fees earned were $1,025,000 and $3,170,000 for the three and nine months ended September 30, 2006, compared with $982,000 and $2,814,000 for the same periods in 2005.

Investment and Brokerage Activities

The Bank performs short-term investment and brokerage activities for clients. The Bank employs specialists to acquire treasury securities, municipal bonds, money market mutual funds and other shorter-term liquidity investments at the request of clients or their financial advisors. These specialists can also execute transactions for a full array of longer-term equity and fixed income securities. At September 30, 2006, the Bank held approximately $3.70 billion of client assets in brokerage accounts through First Republic Securities, a wholly owned subsidiary, and in third-party money market mutual funds. Total fees earned for these services were $1,472,000 and $3,820,000 for the three and nine months ended September 30, 2006, compared with $927,000 and $2,536,000 for the same periods in 2005.

First Republic Wealth Advisors

First Republic Wealth Advisors employs experienced investment advisors to work with the Bank’s relationship managers to generate new assets under management. In the third quarter of 2006, First Republic Wealth Advisors raised $187.1 million of assets for the Bank’s wealth management affiliates. Of these new assets, $46.6 million were referred to the Bank’s open architecture platform that largely utilizes investment managers and funds not affiliated with the Bank. At September 30, 2006, there were $220.3 million of total assets on this platform.

Results of Operations –

Quarter Ended September 30, 2006 Compared with Quarter Ended September 30, 2005

Overview

The Bank derives its income from three principal areas: (1) net interest income, which is the difference between the interest income the Bank receives from interest-earning assets such as loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from wealth management activities, including investment advisory, trust, brokerage and other banking services.

Net income available to common stockholders increased 9% to $15,533,000 for the third quarter of 2006 from $14,285,000 for the third quarter of 2005. The Bank’s asset and deposit growth, the inverted yield curve, and expenses related to the Bank’s expansion activities and pre-merger integration costs all impacted the Bank’s earnings in the third quarter of 2006 compared with the third quarter of 2005. Net interest income increased 6% due to the higher average level of loans and investments, although the net interest margin dropped 35 basis points to 2.96% from 3.31%. Noninterest income increased 17% due to higher wealth management, servicing and deposit fees and higher gain on loan sales, partially offset by lower prepayment penalty fees. Noninterest expense increased 21% due to rising personnel, occupancy, technology and advertising costs to support loan and deposit growth and the expansion of the Bank’s franchise. The effective tax rate decreased to 25.3%.

Diluted earnings per share for the third quarter of 2006 increased 6% to $0.57 from $0.54 for the third quarter of 2005. Diluted EPS for the third quarter of 2006 includes $0.06 attributed to a $1,758,000 decrease in tax expense due to a reduction in the effective tax rate for the first six months of 2006. The weighted average number of shares for the diluted EPS calculation was 27,402,264 shares for the third quarter of 2006, compared with 26,405,454 shares for the same quarter in 2005. The number of diluted shares of common stock increased by 996,810 shares in the past year primarily due to shares issued in a common stock offering in August 2005, shares issued upon the exercise of stock options, the vesting of restricted stock awards and the impact of a higher average common stock price, which increases the dilutive effect of outstanding options.

The Bank has expanded its operations on the East coast and West coast in the first nine months of 2006. The flat yield curve and, more recently, inverted yield curve environment created significant challenges to the Bank’s ability to increase net revenues, net interest income in particular, in amounts sufficient to cover the costs of these expansions in the near term. This margin pressure and the costs of these expansions have created significant earnings pressure. These challenging conditions will continue for the remainder of 2006 and possibly well into 2007.

Net Interest Income

Net interest income was $70,293,000 for the third quarter of 2006, down 2% compared with the prior quarter and up 6% compared with the third quarter of 2005. Average interest earning assets increased 21% compared with the third quarter of 2005 and the average yield increased 81 basis points, whereas average interest bearing liabilities increased by 23% and the average rate increased 116 basis points. The net interest margin for the third quarter of 2006 was 2.96%, a decrease of 23 basis points from the prior quarter and a decrease of 35 basis points from the third quarter of 2005. The net interest margin is calculated as annualized net interest income divided by total average interest earning assets. The decrease in the Bank’s net interest margin was primarily the result of the interest rate environment – a flat yield curve or more recently an inverted yield curve – and liability costs rising more rapidly than asset yields. For the third quarter of 2006, the average one-month LIBOR rate was 50 basis points above the average five-year U.S. Treasury rate. As long as the yield curve remains flat or inverted, there will continue to be pressure on the Bank’s net interest margin and net interest income. There can be no assurance that this will improve or not become more severe.

The growth in the Bank’s average deposits has lagged behind the increase in average interest-earning assets over the past year. As a result, the Bank funded its asset growth with higher-cost adjustable rate FHLB borrowings. Due to the inverted yield curve and general market conditions, the cost of the Bank’s borrowings increased more rapidly than the interest rates on loans and investments. Total FHLB advances were $1.90 billion at September 30, 2006, or 5% higher than the average balances for the third quarter of 2006; both the average cost and marginal cost of these borrowings continue to be above that of the Bank’s deposits. This condition, which is adverse to the Bank’s earnings, is expected to continue for some time.

The following table presents the distribution of average assets, liabilities and stockholders’ equity, interest income earned and resulting yields on average interest earning asset balances, and interest expense and rates paid on average interest bearing liability balances for the third quarters of 2006 and 2005. Nonaccrual loans are included in the calculation of the average balances of loans, and interest on nonaccrual loans is included only to the extent recognized on a cash basis. The average yield on investment securities has been adjusted to reflect income from tax-exempt securities on a taxable-equivalent basis.

	Quarter Ended September 30,
	2006			2005
($ in thousands)	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
Assets
Interest-earning deposits with other institutions	$5,428	$63	4.60%	$3,871	$24	2.46%
Short-term investments	2,619	33	4.93	304	2	2.58
Investment securities (1)	2,159,404	27,216	5.74	1,479,921	17,077	5.28

Subtotal	2,167,451	27,312	5.73	1,484,096	17,103	5.27
Loans and loans held for sale	7,727,682	127,752	6.53	6,682,442	95,097	5.61

Total interest-earning assets	9,895,133	155,064	6.36%	8,166,538	112,200	5.55%

Noninterest-earning assets	594,223			441,748

Total average assets	$10,489,356			$8,608,286

Liabilities and Stockholders’ Equity
Checking	$2,066,905	705	0.14%	$1,776,032	461	0.10%
Money market checking	1,643,059	14,278	3.45	1,373,071	8,264	2.39
Money market savings and passbook	2,102,266	23,012	4.34	1,924,383	13,708	2.83
Certificates of deposit	1,930,915	22,012	4.52	1,303,608	10,629	3.23

Total customer deposits	7,743,145	60,007	3.07	6,377,094	33,062	2.06

FHLB advances and other borrowings	1,808,454	23,497	5.15	1,392,100	11,833	3.37
Subordinated notes	63,770	1,267	7.95	63,770	1,267	7.95

Total borrowings	1,872,224	24,764	5.25	1,455,870	13,100	3.57

Total interest-bearing liabilities	9,615,369	84,771	3.50%	7,832,964	46,162	2.34%

Noninterest-bearing liabilities	100,193			74,415
Minority interest	148,590			148,590
Preferred stock	115,000			115,000
Common stockholders’ equity	510,204			437,317

Total average liabilities and stockholders’ equity	$10,489,356			$8,608,286

Net interest spread			2.86%			3.21%
Net interest income and net interest margin		$70,293	2.96%		$66,038	3.31%

(1)	The calculation of the yield earned on investment securities reflects interest from tax-advantaged investment securities on a tax equivalent basis, which is higher than the amount of interest income reported by $3,704,000 for the third quarter of 2006 and $2,455,000 for the third quarter of 2005.

Interest income on real estate and other loans increased 34% to $127,752,000 for the third quarter of 2006 from $95,097,000 for the third quarter of 2005 due to a 16% increase in average balances for loans and loans held for sale and rising interest rates. Average loan balances increased $1.05 billion to $7.73 billion for the third quarter of 2006 from $6.68 billion for the third quarter of 2005. The average yield on loans for the third quarter of 2006 was 6.53%, an increase of 18 basis points over the prior quarter due to higher interest rates, and an increase of 92 basis points over the third quarter of 2005 due to both higher interest rates and a slight shift in the loan portfolio mix to higher-yielding multifamily and commercial real estate mortgages and business loans. The increase in the average loan yield has lagged behind the increase in the average rate on the Bank’s interest-bearing liabilities.

The Bank’s average loan yield is also affected by levels of adjustable rate loan indices, interest rate floors and caps, repayment of loans with higher fixed rates, the level of loans held for sale and the level of nonaccrual loans. Loan yields began to increase in the second half of 2004 as the Federal Reserve Bank began to raise the federal funds rate from 1.00% in June 2004 to 5.25% in June 2006, a 4.25% increase in 24 months. However, in comparison, the increase in the Bank’s average yield on loans for the same period was only 1.89%.

The Bank’s weighted average contractual loan rate was 6.59% at September 30, 2006, compared with 6.00% at December 31, 2005 and 5.73% at September 30, 2005. For adjustable rate mortgage loans, the yield is affected by the timing of changes in the loan rates, which generally lag market rate changes. Of the total loan portfolio, including loans held for sale, 50% were adjustable rate loans that reprice in six months or less, compared with 60% at September 30, 2005. This change represents a reduction in the Bank’s asset sensitive posture, which will contribute to future margin pressure if interest rates continue to rise. Loan yields are also affected by the proportion of single family loans in the Bank’s loan portfolio, since single family loans generally earn interest rates that are lower than rates for other types of loans. The average balance for single family loans in the Bank’s permanent loan portfolio was 35% of average interest earning assets for the third quarters of 2006 and 2005. The Bank’s total loans receivable outstanding, including loans held for sale, was $7.79 billion at September 30, 2006, an increase of $757.0 million, or 11%, compared with $7.03 billion at December 31, 2005 and an increase of $1.03 billion, or 15%, compared with $6.76 billion a year ago. The Bank experienced growth during the quarter in almost all categories of its mortgage loan portfolio.

Interest income on investments includes income earned on cash and short-term investments, investment securities and FHLB stock. Interest income on investments increased 60% to $27,312,000 for the third quarter of 2006 from $17,103,000 for the third quarter in 2005 as the average investment position increased 46% to $2.17 billion from $1.48 billion for the third quarter of 2005. The average yield on cash and investments, adjusted for the effect of tax-exempt interest income, was 5.73% for the third quarter of 2006, down 6 basis points from 5.79% for the prior quarter and up 46 basis points from 5.27% for the third quarter of 2005, primarily due to purchases of tax-exempt securities and the effect of higher market interest rates. The interest rates earned on investments, other than tax-exempt securities that are typically fixed-rate, generally reflected average market rates, including the impact of the Federal Reserve Bank rate increases since mid-2004. Average investments were 22% of total average interest earning assets for the third quarter and second quarter of 2006 and 18% for the third quarter of 2005. At September 30, 2006, the carrying value of investment securities and FHLB stock was $2.24 billion compared with $1.72 billion at December 31, 2005 and $1.60 billion at September 30, 2005.

During the third quarter of 2006, in connection with the planned implementation of SAB No. 108 in the fourth quarter of 2006, the Bank changed its practice for recording dividend income on FHLB stock to recognize dividends when declared. If the Bank had continued to follow its previous practice, interest income for the third quarter of 2006 would have been approximately $250,000 higher. The Bank expects to recognize a full quarterly dividend in each future period when and if such dividend is declared.

Total interest expense consists of three components: interest expense on customer deposits, interest expense on FHLB advances and other borrowings and interest expense on subordinated notes. Total interest expense for the third quarter of 2006 increased 84% to $84,771,000 from $46,162,000 for the third quarter of 2005 as average interest-bearing liabilities increased $1.78 billion to $9.62 billion from $7.83 billion for the third quarter of 2005. The average cost of total interest-bearing liabilities for the third quarter of 2006 increased to 3.50%, from 3.13% for the prior quarter and 2.34% for the third quarter of 2005.

Interest expense on deposits, comprising checking accounts, money market and passbook accounts and certificates of deposit, increased 81% to $60,007,000 for the third quarter of 2006, from $33,062,000 for the third quarter of 2005 as average deposit balances increased 21% to $7.74 billion from $6.38 billion for the third quarter of 2005. In addition, the Bank’s average rate paid on deposits increased 101 basis points to 3.07% for the third quarter of 2006 from 2.06% for the third quarter of 2005, primarily due to higher rates paid on deposits related to rising market rates and clients shifting to higher-rate deposit accounts and certificates of deposit. Certificates of deposit increased to 25% of average total deposits for the quarter compared with 20% for the same period last year, and the average rate on these deposits increased 129 basis points. Lower-rate checking account balances decreased slightly to 27% of average total deposits for the quarter compared with 28% for the same period last year, and total liquid accounts, consisting of checking, money market and passbook accounts, decreased to 75% of average total deposits compared with 80% a year ago. At September 30, 2006, the weighted average contractual rate paid on deposits was 3.17%, 110 basis points higher compared with 2.07% at September 30, 2005. In comparison, over the same period, the Eleventh District Cost of Funds Index (“COFI”) increased 141 basis points, or 31 basis points higher. At September 30, 2006, the Bank’s total deposits were $7.86 billion, compared with $7.02 billion at December 31, 2005 and $6.48 billion at September 30, 2005.

The Bank is a member of the FHLB of San Francisco and uses FHLB advances as an alternative source of funds and as a short-term funding source for loans held for sale. The Bank has obtained FHLB advances with longer maturities and with rates fixed for longer periods than are generally available from retail deposits. Interest expense on FHLB advances and other borrowings increased 99% to $23,497,000 for the third quarter of 2006, from $11,833,000 for the third quarter of 2005, due to the average rate increase of 178 basis points to 5.15% from 3.37%, and the average balance increased $416.4 million to $1.81 billion from $1.39 billion for the third quarter of 2005. FHLB advances and other borrowings represented 19% of total average interest-bearing liabilities for the third quarter of 2006 and 18% for the third quarter of 2005.

The Bank’s adjustable FHLB advances bear interest rates that change at a frequency ranging from daily to semiannually. Since there are no limitations on the amount that the interest rate on adjustable FHLB advances may increase or decrease at each repricing point, the cost of an adjustable FHLB advance fully reflects market rates, which have been increasing since mid-2004. At September 30, 2006, $166.5 million, or 9%, of FHLB advances outstanding had interest rates fixed for more than one year. The cost of maturing or adjustable FHLB advances may increase or decrease more rapidly than the cost of the Bank’s deposits during periods when interest rates change rapidly. The Bank’s total outstanding FHLB advances were $1.90 billion at September 30, 2006, compared with $1.52 billion at September 30, 2005. The weighted average contractual rate paid on the Bank’s FHLB advances was 5.17% at September 30, 2006 compared with 3.59% at September 30, 2005, an increase of 158 basis points during the past year; the average yield earned on loans and investments rose only 81 basis points during the past year. The interest rates paid on FHLB advances fluctuate with changes in market rates and have increased significantly due to the inverted yield curve. As long as the current interest rate environment continues, the Bank expects that its FHLB borrowing costs will increase and exceed its cost of deposits. The Bank will continue to emphasize growth in deposits to fund a significant percentage of future asset growth, although there can be no assurance of success, and any excess funds from deposits maybe used to reduce FHLB advances.

Interest expense on subordinated debentures and notes includes interest payments and amortization of debt issuance costs on the Bank’s long-term, capital-related subordinated instruments that bear fixed rates. The average cost of all outstanding subordinated instruments was 7.95% for the third quarters of 2006 and 2005. At September 30, 2006 and December 31, 2005, the weighted average contractual rate paid on outstanding notes was 7.75%.

For the third quarter of 2006, the Bank’s net interest margin declined by 23 basis points from the prior quarter and 35 basis points from the same period a year ago. Three factors have brought about this decline in net interest margin. One, slower deposit growth has caused the Bank to make greater use of higher-cost wholesale borrowings to fund the growth in interest earning assets. Two, the Bank’s deposit mix has shifted toward higher-cost deposits, primarily certificates of deposit, in response to consumers’ preferences for higher-yielding products. Three, the flat to inverted yield curve has generally caused a narrowing of the spread between new interest-earning assets and incremental funding sources. These trends are reflected in changes in the Bank’s net interest spread and net interest margin. The yield on the Bank’s interest-earnings assets increased 81 basis points in the third quarter of 2006 from the third quarter of 2005; by comparison, the cost of the Bank’s interest-bearing liabilities increased 116 basis points over the same period. As a result, the Bank’s net interest spread and net interest margin both narrowed by 35 basis points over the period. There can be no assurance that these trends, or the resulting pressures on net interest margin and net interest income, will abate or not become more severe in the foreseeable future.

Noninterest Income

Noninterest income for the third quarter of 2006 increased 17% to $22,272,000 from $18,956,000 for the third quarter of 2005. The increase was primarily due to growth in wealth management activities, higher net loan servicing fees and higher net gain on sales of loans, partially offset by lower loan and related fees.

Investment advisory fees for the third quarter of 2006 increased 3% to $10,390,000 from $10,085,000 for the third quarter of 2005, primarily due to growth in average assets under management. Investment advisory fees vary with the amount of assets managed by the Bank’s investment advisory subsidiaries and the type of account chosen by the client. Generally, these investment advisors earn higher fees for managing equity securities than for managing a fixed income or convertible securities portfolio. The future level of these fees depends on the level and mix of assets under management, conditions in the equity markets and the Bank’s ability to attract new clients.

The Bank earns fees from its clients for trust and brokerage services. These fees vary with the amount of assets managed and services provided and have generally increased as the Bank’s trust and brokerage activities have grown. For the third quarter of 2006, trust fees increased 4% to $1,025,000 from $982,000 for the third quarter of 2005. Brokerage fees increased 59% to $1,472,000 from $927,000 for the third quarter of 2005. The future level of these fees depends on the level and mix of assets under management, conditions in the equity market and the Bank’s ability to attract new clients.

Loan and related fee income was $1,576,000 for the third quarter of 2006, a decrease of $591,000, or 27%, from $2,167,000 for the third quarter of 2005. In the third quarter of 2005, the Bank collected approximately $400,000 of fees upon the payoff of a loan in foreclosure. The remaining decrease in loan and related fees was primarily due to lower prepayment penalty fee income. The Bank collected prepayment fees of $1,045,000 in the third quarter of 2006 compared with $1,450,000 in the third quarter of 2005.

The Bank derives net loan servicing fees from the amount of loans serviced, the percentage of each loan serviced retained as a servicing fee, the amortization rate of MSRs and the amount of provisions for, or recovery of, the valuation allowance, if any. Loan servicing fee revenues exceeded amortization expense and provisions by $1,039,000 for the third quarter of 2006, compared with $639,000 for the third quarter of 2005, primarily due to an increase in revenues as the average balance of loans serviced increased. Servicing fee revenues increased 18% to $3,111,000 for the third quarter of 2006 from $2,645,000 for the third quarter of 2005 as the average balance of loans serviced grew 16% to $4.63 billion at September 30, 2006 from $4.00 billion at September 30, 2005. Weighted average servicing fees collected as a percentage of loans serviced was approximately 0.27% annualized for the third quarters of 2006 and 2005, and for all of 2005. The amount of servicing fee revenues collected, before amortization costs and provisions, depends upon the terms of the loans at origination, the interest rate environment and conditions in the secondary market when the loans are sold. The carrying value of MSRs increased 12% to $27.0 million at September 30, 2006, from $24.0 million at September 30, 2005. For the third quarter of 2006, the Bank recorded amortization expense on MSRs of $2,047,000 and impairment charges of $25,000. In comparison, for the third quarter of 2005, the Bank recorded amortization expense on MSRs of $1,866,000 and impairment charges were $140,000. The increase in amortization expense in the third quarter of 2006 was primarily due to higher average MSR balances. If loan repayments decline, the Bank may be able to earn more net servicing fees. If the yield curve remains flat or inverted, or interest rates return to lower levels, the Bank could experience increased loan repayments, which would cause a decline in the market value of MSRs and lower net servicing fees.

The Bank earns fees from its clients for deposit services. Deposit customer fees for the third quarter of 2006 increased 28% to $1,514,000 from $1,179,000 for the third quarter of 2005. These fees vary with the level of account activity and have generally increased as the Bank’s deposit activities have grown. Under its present business strategy, the Bank expects client fees from these activities to continue to increase in future periods.

The Bank computes the gain or loss on sale of loans at the time of sale by comparing the net sales proceeds with the approximate carrying amount of the loans sold. Net gains on sale of loans were $3,433,000 on loan sales of $361.2 million, or 0.95 basis points on loans sold, for the third quarter of 2006, compared with net gains of $1,672,000 on loan sales of $449.6 million, or 37 basis points, for the third quarter of 2005. The increase in net gains on sale of loans was due to higher volume of bulk loans sales in response to improved secondary market conditions in the third quarter of 2006. Net gain on sales of loans fluctuates with the amount of loans sold, the type of loans sold and market conditions. The amount of loans that the Bank sells is dependent upon conditions in the mortgage origination, loan securitization and secondary loan sales markets.

Income from investments in bank owned life insurance for the third quarter of 2006 was $1,642,000, an increase from $1,397,000 for the third quarter of 2005. During the third quarter of 2005, the Bank collected insurance proceeds from an employee’s death and recognized approximately $430,000 as income. Excluding these proceeds, the income from these investments increased 70% compared with the third quarter of 2005, primarily due to additional investments acquired in December 2005. The average balance of these tax-advantaged investments grew to $156.1 million for the third quarter of 2006, an increase of 55% from $100.4 million for the third quarter of 2005. The level of these investments is limited to 25% of Tier 1 Capital at the time when the investment is acquired. The Bank acquires these investments from multiple carriers and intends to hold these investments over the life of the insured employees.

Noninterest Expense

The Bank’s noninterest expense consists primarily of salary, occupancy and other expenses related to conducting and expanding the Bank’s operations. Noninterest expense increased 21% to $68,365,000 for the third quarter of 2006 from $56,300,000 for the third quarter of 2005. The Bank’s operating efficiency ratio, the ratio of operational expenses to the sum of net interest income and recurring noninterest income, was 74.3% for the third quarter of 2006, compared with 67.1% for the third quarter of 2005. Noninterest expense has grown due to compensation for a high level of loan originations and the growth in deposit balances, costs of additional wealth management personnel, integration costs in connection with the acquisition of BWC and recent geographical expansion into the Northeast and Northwest including increased occupancy costs – all related to the expansion of the Bank’s franchise. During the third quarter of 2006, the Bank incurred approximately $575,000 of incremental costs to prepare for post-merger integration, consisting primarily of the cost of consultants to augment the Bank’s resources. The Bank will continue to incur these incremental expenses and other acquisition related charges in the fourth quarter of 2006, as the goal is to have fully integrated operations by the end of 2006.

Salaries and related benefits is the largest component of noninterest expense and includes the cost of incentive compensation, benefit plans, health insurance and payroll taxes, which have collectively increased in each of the past three years as the Bank employed more personnel. This category of expenses increased $4,251,000, or 14%, to $34,504,000 for the third quarter of 2006 from $30,253,000 from the third quarter of 2005. The increase was primarily the result of an increase in the number of Bank employees, new personnel to support the high levels of loan origination, deposit growth and wealth management activities, and higher incentive compensation related to continued expansion of the Bank’s franchise. At September 30, 2006, the Bank and its subsidiaries had 981 full time employees, a 14% increase compared with 857 full time employees at September 30, 2005.

Beginning January 1, 2006, in accordance with the requirements under SFAS No. 123(R), the Bank recognized additional compensation costs for stock options granted prior to 2003 and estimated forfeitures in calculating stock compensation costs for the third quarter of 2006. As a result of following this methodology, the incremental cost of adopting SFAS No. 123(R) was approximately $26,000 and $110,000 for the three and nine months ended September 30, 2006. Based on the number of unvested stock options at September 30, 2006 and assuming that no additional option awards are granted, the Bank’s incremental cost of adopting SFAS No. 123(R) is expected to be approximately $24,000 for the remainder of 2006.

Occupancy costs increased $3,717,000, or 45%, to $12,042,000 for the third quarter of 2006 from $8,325,000 for the third quarter in 2005. These costs have increased from expanding corporate offices and other facilities in all of the Bank’s primary markets, opening additional preferred banking offices in connection with acquisitions, acquiring investment advisors and general cost of living rental increases. As a result of the recent geographical expansions in Boston, Massachusetts, Greenwich, Connecticut, Portland, Oregon and Seattle, Washington, the Bank is incurring an increased level of expenses that will not be offset by revenues from those locations at least for several quarters. Collectively, salaries, related benefits and occupancy costs represented 68% of the Bank’s noninterest expense for the third quarter of 2006 and 69% for the third quarter of 2005.

During the fourth quarter of 2006, the Bank will adopt SAB No. 108 in connection with the issuance of its consolidated financial statements for the year ending December 31, 2006. The Bank currently expects that the adoption of SAB No. 108 will result in a reduction in retained earnings as of January 1, 2006 of approximately $5 million, net of taxes, due primarily to revising its accounting for certain leases to record occupancy costs on a straight-line basis over the lease terms in accordance with SFAS No. 13, “Accounting for Leases,” and related interpretations. During the third quarter of 2006, the revised accounting for leases resulted in an increase in occupancy costs related to the first six months of 2006 by approximately $560,000. The Bank is continuing to evaluate the impact of SAB No. 108.

Advertising and marketing expenses increased $1,097,000, or 31%, to $4,613,000 for the third quarter of 2006 from $3,516,000 for the third quarter of 2005. The Bank places newspaper advertisements primarily to support deposit growth in the preferred banking offices. The Bank has increased advertising, marketing and promotions to acquire checking and other transaction accounts and expand wealth management activities.

Information systems expenses increased $1,163,000, or 34%, to $4,602,000 for the third quarter of 2006 from $3,439,000 for the third quarter of 2005. These expenses include payments to vendors who provide software and services on an outsourced basis, costs related to supporting and developing internet-based activities and the cost of telecommunications for ATMs, branch activities and internal networks. The cost of information systems has increased as the Bank and its subsidiaries have expanded and hired additional vendors. However, the Bank believes that its technology budget enhances the efficiency of its employees and enables the Bank to provide outstanding personal service to its clients.

Professional fees include legal services required to complete transactions, resolve legal matters or delinquent loans and operate as a public company in a regulatory environment, as well as fees paid to external auditors, loan review professionals and other consultants. Such expenses were $1,501,000, a decrease of $562,000, or 27%, from $2,063,000 for the third quarter of 2005. Professional fees are incurred to comply with the evolving corporate governance and financial reporting requirements of the Sarbanes-Oxley Act of 2002, including increased costs of outsourcing the internal audit and loan review functions, as well as high legal and accounting costs from operating a more complex and larger business.

Other general and administrative expenses increased $2,130,000, or 33%, to $8,656,000 for the third quarter of 2006 from $6,526,000 for the third quarter of 2005. The increase in other general and administrative expenses was due primarily to the higher deposit customer related costs in connection with the increase in the Bank’s deposit activities, additional investments in tax credit funds resulting in higher amortization expense and higher loan appraisal fees. Expenses in this category primarily vary in proportion with transaction volume, the number of corporate locations and employees, and inflation, including costs related to loan originations, customer service, communications, supplies, hiring and other operations.

Provision for Income Taxes

The provision for income taxes varies due to the amount of income for financial statement and tax purposes, the investments in tax-advantaged securities and tax credits funds and the rates charged by federal and state authorities.

The Bank provides for income taxes based on an estimate of earnings and tax preference items for the current year. The effective tax rate for 2006 is currently estimated at 25.3%, based on the amount of tax credits expected and the level of tax-exempt income related to investments in municipal securities, bank-owned life insurance contracts and securities that qualify for the federal dividends received deduction.

The Bank’s estimated effective tax rate decreased to 25.3% for the first nine months of 2006 from 28.9% for the first six months of 2006. This decrease was mainly due to changes in earnings estimates, acquisition expenses expected to be incurred in the fourth quarter related to the BWC acquisition and a favorable impact on the Bank’s tax reserves resulting from the completion of a New York State income tax audit. The reduction in the effective tax rate for the year 2006 decreased the tax expense recorded in the third quarter of 2006 by $1,758,000.

The decrease in the effective tax rate compared with 2005 was primarily due to increases in all categories of tax-advantaged investments described above, as well as California net interest deductions for enterprise zone loans. The effective tax rate for 2005 included an increase to the contingency reserve related to the Bank’s California REIT position. Excluding this reserve, the decrease in the estimated effective tax rate for the year 2006 was primarily due to additional purchases of tax-advantaged investments in municipal securities, securities qualifying for the federal dividends received deduction, bank-owned life insurance contracts and the continued investments in certain tax credit funds.

As the Bank has previously reported, the California taxing authority issued in December 2003 an announcement challenging the tax treatment of certain dividend deductions involving REITs. As a result of such announcement, the Bank has not recognized any California income tax benefits since 2003 of a type that had been recognized in 2002 and part of 2001 related to one of the Bank’s REIT subsidiaries. The State of California has commenced an audit of the Bank’s tax returns for the years 2000 to 2002. The Bank intends to defend aggressively its claims for the California tax benefits taken in 2002 and part of 2001 and as yet unrecorded tax benefits available for subsequent years. If the Bank’s tax position were not sustained, the effect would be a charge to earnings of approximately $3.7 million, after tax contingency reserves and net of federal tax benefits; such amount will increase over time as a result of continuing interest and penalties. During the fourth quarter of 2006, the Internal Revenue Service will commence an examination of the Bank’s federal consolidated tax return for the 2004 tax year.

Results of Operations –

Nine Months Ended September 30, 2006 Compared with Nine Months Ended September 30, 2005

Net Income Available to Common Stockholders

Net income available to common stockholders increased 17% to $46,274,000 for the first nine months of 2006, compared with $39,623,000 for the first nine months of 2005. The first nine months of 2006 included higher net interest income and noninterest income, partially offset by an increase in noninterest expense. Diluted earnings per share for the first nine months of 2006 were $1.71, an increase of 11% compared with $1.54 for the same period in 2005.

Net Interest Income

Net interest income increased 15% to $213,013,000 for the first nine months of 2006 from $185,950,000 for the same period in 2005. The results in the first nine months of 2006 were similar to the results for the third quarter of 2005. The average interest earning assets grew by 23% while the average interest bearing liabilities grew by 24%. The average yield on interest earning assets increased 89 basis points while the average rate on interest bearing liabilities increased 109 basis points. The net interest margin, calculated as net interest income divided by total average interest earning assets, was 3.14% for the first nine months of 2006, compared with 3.34% for the same period in 2005.

The following table presents the distribution of average assets, liabilities, and stockholders’ equity, interest income earned and resulting yields on average interest earning asset balances, and interest expense and rates paid on average interest bearing liability balances for the first nine months of 2006 and 2005. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis. The average yield on investment securities has been adjusted to reflect income from tax-exempt securities on a taxable-equivalent basis.

	Nine months Ended September 30,
	2006			2005
($ in thousands)	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
Assets
Interest-earning deposits with other institutions	$5,550	$170	4.10%	$3,224	$50	2.07%
Short-term investments	5,065	176	4.58	10,496	215	2.70
Investment securities (1)	1,978,425	75,195	5.73	1,207,029	41,676	5.33

Subtotal	1,989,040	75,541	5.72	1,220,749	41,941	5.30
Loans and loans held for sale	7,347,393	351,367	6.34	6,397,505	257,239	5.33

Total interest-earning assets	9,336,433	426,908	6.21%	7,618,254	299,180	5.32%

Noninterest-earning assets	568,584			419,123

Total average assets	$9,905,017			$8,037,377

Liabilities and Stockholders’ Equity
Checking	$2,061,945	1,873	0.12%	$1,711,284	1,162	0.09%
Money market checking	1,648,508	40,367	3.27	1,326,222	19,823	2.00
Money market savings and passbook	2,085,179	61,166	3.92	1,860,175	35,163	2.53
Certificates of deposit	1,843,074	58,406	4.24	1,198,541	27,093	3.02

Total customer deposits	7,638,706	161,812	2.83	6,096,222	83,241	1.83

FHLB advances and other borrowings	1,349,418	48,280	4.78	1,142,490	26,186	3.06
Subordinated notes	63,770	3,803	7.95	63,770	3,803	7.95

Total borrowings	1,413,188	52,083	4.93	1,206,260	29,989	3.32

Total interest-bearing liabilities	9,051,894	213,895	3.16%	7,302,482	113,230	2.07%

Noninterest-bearing liabilities	94,831			69,605
Minority interest	148,590			148,590
Preferred stock	115,000			101,081
Common stockholders’ equity	494,702			415,619

Total average liabilities and stockholders’ equity	$9,905,017			$8,037,377

Net interest spread			3.05%			3.25%
Net interest income and net interest margin		$213,013	3.14%		$185,950	3.34%

(1)	The calculation of the yield earned on investment securities reflects interest from tax-advantaged investment securities on a tax equivalent basis, which is higher than the amount of interest income reported by $9,874,000 for the first nine months of 2006 and $6,573,000 for the first nine months of 2005.

Noninterest Income

Noninterest income increased $5,716,000, or 10%, to $60,703,000 for the first nine months of 2006 from $54,987,000 for the same period in 2005. The results for 2006 included higher investment advisory and other wealth management fees and deposit customer fees, higher loan and related fees and higher income from investments in life insurance, partially offset by lower gains on loan sales and lower loan servicing fees. Investment advisory and other wealth management fees have increased due to an increase in assets under management and administration. The increase in loan and related fees is due to higher prepayment penalty income collected and the increase in income from investments in life insurance is due to additional purchases made. The level of gains on loan sales depends on the volume of loans sold, competitive pricing for investor loans and secondary market conditions.

Noninterest Expense

Noninterest expense increased $34,667,000, or 22%, to $194,494,000 for the first nine months of 2006 from $159,827,000 for the same period in 2005. The increase in noninterest expense was due to increases in salaries and related benefits, occupancy, advertising and marketing fees and information systems, similar to the results for the third quarter of 2006. Personnel costs have increased due to additional banking and wealth management personnel, particularly in the Bank’s new markets. The Bank’s operating efficiency ratio, or operational expenses as a percentage of net interest income and recurring noninterest income, increased to 71.2% for the first nine months of 2006 from 67.5% for the same period in 2005.

Balance Sheet

Total assets grew to $10.71 billion at September 30, 2006, an increase of $1.39 billion, or 15%, from $9.32 billion at December 31, 2005. Total loans increased $982.5 million in 2006 to $7.64 billion due to a high volume of loan originations, offset by repayments, and the allowance for loan losses increased by $4.3 million to $44.1 million. Loans held for sale decreased $225.5 million to $150.6 million as loan sales exceeded loans originated for sale to investors. Investment securities continued to grow by $502.7 million in 2006 to $2.15 billion. The Bank funded the growth in loans and investment securities during the first nine months of 2006 by an increase in customer deposits of $839.4 million and an increase in FHLB advances of $469.0 million.

Asset Quality and Allowance for Loan Losses

Loan Profile

The levels of the Bank’s provision for loan losses and allowance for loan losses are based on the size and composition of the loan portfolio, general economic conditions and conditions affecting the real estate markets in which the Bank conducts lending activities. The following table presents the Bank’s loan portfolio and loans held for sale by category at the dates indicated.

	September 30, 2006	December 31,
($ in thousands)		2005	2004
Single family (1-4 units)	$3,502,357	$3,061,452	$2,610,756
Home equity lines of credit	826,684	774,643	678,825
Commercial real estate	1,208,636	1,052,750	880,261
Multifamily (5+ units)	877,004	701,421	564,031
Single family construction	182,105	165,037	130,766
Multifamily/commercial construction	72,480	83,662	69,363
Commercial business loans	557,552	441,287	257,194
Stock and other secured	188,097	200,925	148,444
Unsecured loans and lines of credit	223,913	175,157	122,238

Total loans	7,638,828	6,656,334	5,461,878
Net deferred loan costs	6,102	4,365	3,895
Allowance for loan losses	(44,054)	(39,731)	(35,674)

Loans, net	7,600,876	6,620,968	5,430,099
Single family loans held for sale	150,596	376,107	637,975

Total	$7,751,472	$6,997,075	$6,068,074

The following table presents an analysis of the Bank’s total loan portfolio at September 30, 2006 by property type and major geographic location.

	San Francisco Bay Area	New York/New England	Los Angeles County	San Diego County	Other California Areas	Other	Las Vegas, Nevada	Total
($ in millions)								Amount	%
Single family	$1,947	$1,045	$401	$128	$433	$351	$24	$4,329	57%
Commercial real estate	737	60	93	29	109	65	116	1,209	16
Multifamily	677	45	23	10	28	2	92	877	12
Business	175	252	41	17	36	19	17	557	7
Construction	131	29	31	15	33	12	4	255	3
Stock & other secured	48	72	18	1	26	23	—	188	2
Unsecured	103	77	21	1	2	17	3	224	3

Total	$3,818	$1,580	$628	$201	$667	$489	$256	$7,639	100%

Percent by location	50%	21%	8%	3%	9%	6%	3%	100%

Nonaccrual Assets

The Bank places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans that are well secured and in the process of collection) or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans for which the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally by the receipt of at least six consecutive payments.

The Bank’s policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. The Bank’s general policy has been to sell such problem assets as rapidly as possible at prices available in the prevailing market. For certain properties, the Bank may make repairs and engage management companies in order to reach stabilized levels of occupancy prior to asset disposition.

The following table presents the dollar amount of nonaccrual loans, real estate owned (“REO”), restructured performing loans and accruing single family loans over 90 days past due, as well as ratios to total assets, at the dates indicated.

	2006	2005
($ in thousands)	Sept. 30	Dec. 31	Sept. 30	June 30	Mar. 31
Nonaccrual loans:
Single family	$8,366	$6,839	$—	$—	$—
Commercial real estate	1,839	762	16,575	20,646	19,265
Multifamily/commercial construction	—	—	—	—	—
Commercial business and other	—	—	—	8	—

Total nonaccrual loans	10,205	7,601	16,575	20,654	19,265
Other real estate owned	452	—	—	—	—

Total nonperforming assets	10,657	7,601	16,575	20,654	19,265
Restructured performing loans	—	16,272	—	—	—

Nonperforming assets and performing restructured loans	$10,657	$23,873	$16,575	$20,654	$19,265

Accruing single family loans over 90 days past due	$—	$5,857	$6,839	$6,839	$7,529

Ratios:
Percent of total assets:
Nonaccrual assets	0.10%	0.08%	0.19%	0.24%	0.25%
Nonaccrual assets and performing restructured loans	0.10%	0.26%	0.19%	0.24%	0.25%
Allowance for loan losses to nonaccrual loans	432%	523%	233%	183%	191%

At September 30, 2006, the Bank’s nonaccrual loans consisted primarily of one single family mortgage loan and one commercial real estate loan, and there was one commercial real estate property classified as other real estate owned. During the second quarter of 2006, the Bank sold the foreclosed property that had a carrying value of $500,000; however, since the borrower’s initial down payment did not meet the minimum required to record a sale, the property continues to be classified as other real estate owned and all payments, net of closing costs, have reduced the Bank’s carrying value to $452,000. During the first quarter of 2006, one commercial real estate loan of $16.3 million, which was classified as a restructured performing loan, was repaid pursuant to an agreement with the borrower, and the Bank recorded a recovery to its allowance for loan losses of $3.8 million.

For collateral-dependent loans that are on nonaccrual status, the Bank has reduced the carrying value of such loans to the current estimated fair value of the collateral, net of selling costs, at September 30, 2006. However, the Bank cannot provide assurance that additional loan loss provisions or chargeoffs will not be required in the event that the property securing the Bank’s existing problem loan fails to maintain its value.

From time to time, a single family loan becomes delinquent. However, the Bank does not classify a single family loan over 90 days past due as a nonaccrual loan if the loan is well-secured and in the process of collection and the Bank does not expect to lose any principal or interest. The Bank did not have any accruing single family loans that had payments over 90 days past due at September 30, 2006. At December 31, 2005, the balance of accruing single family loans that had payments over 90 days past due was $5.9 million; these loans were brought current or paid off in 2006.

The Bank believes the current level of nonaccruing assets is very low, in dollar amount and as a percent of total assets in both absolute terms and historical terms. The Bank may not be able to maintain such a low level of nonperforming assets. The future level of nonperforming assets depends upon the performance of borrowers under loan terms and the timing of the sale of future REO properties and general economic conditions.

Allowance for Loan Losses and Provision for Loan Losses

The Bank establishes an allowance for the inherent risk of potential future losses, based upon established criteria, including the type of loan, loan characteristics, the Bank’s and the industry’s historical loss experience and economic trends. The Bank’s allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are subjective and cannot be reduced to a mathematical formula. Actual losses in any year may exceed allowance amounts.

At September 30, 2006, the allowance for loan losses was 0.58% of the Bank’s total loan portfolio, compared with 0.60% at December 31, 2005. Management’s continuing evaluation of the loan portfolio, including the level of single family home loans and non-real estate secured loans as well as an assessment of economic conditions, will dictate future allowance levels and the amount of loan loss provisions. The Bank reviews the adequacy of its allowance for loans losses on a quarterly basis. Management monitors closely all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all income property loans in excess of $500,000 and all commercial business loans in excess of $250,000 in its portfolio at least annually. Based predominately upon that review and grading process, the Bank determines the appropriate level of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.

Although the Bank has established specific allowances for all nonaccrual assets at September 30, 2006, the Bank can provide no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank’s existing problem loans fail to maintain their values or that new problem loans arise.

The following table presents information with respect to the Bank’s allowance for loan losses, provisions for loan losses, chargeoffs and recoveries for the periods indicated.

	Nine Months Ended September 30, 2006		Year Ended December 31,
($ in thousands)			2005	2004	2003
Allowance for Loan Losses
Balance at beginning of period	$39,731		$35,674	$31,412	$28,729
Provision charged to expense	—		4,000	5,000	7,000
Chargeoffs on originated loans:
Commercial construction	—		—	—	(5,000)
Commercial business	(137)		(191)	(12)	(13)
Other loans	(283)		(25)	(949)	(53)

Total chargeoffs	(420)		(216)	(961)	(5,066)

Recoveries:
Multifamily	334		75	108	394
Commercial real estate/construction	4,203		346	115	—
Commercial business	2		3	—	348
Other loans	172		724	—	7

Total recoveries	4,711		1,148	223	749

Net (chargeoffs) recoveries	4,291		932	(738)	(4,317)

Other adjustment	32		(875)	—	—

Balance at end of period	$44,054		$39,731	$35,674	$31,412

Average total loans for the period	$7,010,562		$5,948,755	$4,981,616	$4,120,488
Total loans at period end	$7,638,828		$6,656,334	$5,461,878	$4,481,170

Ratios
Net (chargeoffs) recoveries to average loans	0.06	% (1)	0.02%	(0.01)%	(0.10)%
Allowance for loan losses to:
Total loans	0.58%		0.60%	0.65%	0.70%
Nonaccrual loans	432%		523%	189%	234%
Nonaccrual loans and performing restructured loans	432%		166%	189%	234%

(1)	Nine months’ data is annualized except for a recovery of $3.8 million in the first quarter of 2006.

During the third quarter of 2006, the Bank recorded no additional provision for loan losses, $630,000 in recoveries and $93,000 in chargeoffs. During the second quarter of 2006, the Bank recorded no additional provision for loan losses, $120,000 in recoveries and $59,000 in chargeoffs. During the first quarter of 2006, the Bank recorded no additional provision for loan losses, $3,961,000 in recoveries and a $268,000 chargeoff on a foreclosed property. The recoveries and chargeoffs for the first nine months of 2006 resulted in a net increase in the allowance for loan losses of $4.4 million from $39.7 million at December 31, 2005 to $44.1 million at September 30, 2006. At September 30, 2006, the Bank’s allowance for loan losses was 0.58% of total loans and 432% of nonaccrual loans.

Impaired Loans

The Bank follows SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” (collectively, “SFAS No. 114”). Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank measures impairment of a loan that is collateral dependent primarily based on the fair value of the underlying collateral, net of selling costs. For a loan that is not collateral dependent, the Bank measures impairment using the present value of expected future cash flows, discounted at the loan’s effective interest rate. If the fair value of the collateral or the present value of expected future cash flows is less than the recorded investment in the loan, the Bank recognizes impairment by recording a chargeoff or creating a valuation allowance.

At September 30, 2006, total impaired loans were $10.2 million and consisted primarily of one single family loan and one commercial real estate loan. The Bank allocated approximately $1.4 million of the allowance for loan losses for the impaired loans. The average recorded investment in the impaired loans for the third quarter of 2006 was approximately $9.8 million. For the first nine months of 2006, the Bank did not recognize any interest income on loans designated as impaired.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk Management

Management seeks to measure and manage any adverse impact on its net interest income caused by fluctuating interest rates. Interest rate risk occurs when interest-bearing liabilities reprice or mature on a different basis and in unequal volume than interest-earning assets. The Bank’s asset/liability and investment committees oversee the interest rate risk management process. The process is governed by policies and by limits established by senior management and subject to review by the Board of Directors at least annually. Adherence to these policies is monitored on an ongoing basis and decisions related to the management of interest rate exposure due to changes in balance sheet structure and market interest rates are made when appropriate and agreed to by the relevant committees. The Bank manages the potential effects of interest rate movements on earnings within prescribed policy limits.

Historically, the Bank has managed interest rate risk by originating and retaining adjustable rate loans and short or intermediate term fixed rate loans while attempting to match these assets with liquid deposit accounts, short and intermediate term certificates of deposit and fixed and adjustable rate borrowings. As an active asset/liability management strategy, the Bank sells most of its long term fixed rate single family mortgage loan originations and a portion of its intermediate fixed rate single family mortgage loan originations into the secondary market in individual whole loan transactions, or bulk sales, that are priced according to market conditions. The Bank periodically sells its single family, intermediate fixed rate mortgage loan originations and ARM loan originations in bulk loan transactions or securitizations. Aggregate loan sales in the third quarter of 2006 were $361.2 million, compared with $449.6 million for the same period in 2005. Proceeds from these loan sales were used to fund additional loan originations.

Since mid-2004, short-term interest rates have risen over 4% from 40-year historic low levels to a higher rate environment and a flat or inverted yield curve has existed for the first nine months of 2006. Given recent client preferences for intermediate and longer-term fixed rate loan products, as well as investment securities presently available in the market, the Bank has seen a relative shift in its asset mix. The Bank has reduced the proportion of its interest earning assets that reprice with market rate changes and with lagging indices to 51% at September 30, 2006 from 72% at December 31, 2003. These shifts were partially due to originating and retaining more hybrid ARM loans with fixed rates in response to increased borrower demand for these products. At September 30, 2006, 45% of loans and investment securities had remaining fixed-rate terms greater than one year, compared with 38% for the third quarter of 2005. Adjustable-rate loans and investment securities comprised 55% of the total outstanding balance at September 30, 2006, down from 62% for the third quarter of 2005. The increase in the yield on interest earning assets was moderated by the addition of these fixed rate assets that are not responsive to increases in short-term market rate changes. On the funding side, the Bank increased short-term borrowings in order to offset the lack of growth in the liquid deposits to fund asset growth. Short-term borrowings rates are affected by the general level of short-term rates. While these rates have stayed stable during the quarter, they are nonetheless more costly than liquid deposits and were a significant cause of the erosion in the Bank’s net interest margin.

In the last five years, the Bank has increased its liquid deposit account balances and reduced the relative importance of certificates of deposit as a funding source. However, recently this trend has reversed. The rates paid on liquid deposit accounts generally trail the changes in short-term market rates, while noninterest-bearing deposits do not reprice. Liquid deposit account balances comprised 60% of costing liabilities at September 30, 2006, compared with 55% at December 31, 2001. There can be no assurance that the Bank will be able to continue to grow its lower costing checking account balances or that the rates paid on checking and liquid deposit accounts will not increase. Meanwhile, the Bank is incurring higher operating costs associated with these deposit balances. These economic factors and the Bank’s other growth initiatives have put adverse pressure on the Bank’s expense-to-revenue ratio. Other factors that affect the Bank’s net interest margin include its present business model that offers as its primary product home mortgages that generally carry lower margins, the Bank’s competition, conditions in the home loan market, conditions in the general interest rate market, the cost and mix of customer deposits, the cost of FHLB advance borrowings and the level of nonaccrual assets.

There is interest rate risk inherent in the estimated fair value of the Bank’s MSRs. Movements in interest rates affect the servicing fees from MSRs, which are recorded in noninterest income as opposed to net interest income. In a decreasing interest rate environment, the fixed rate loans in the servicing portfolio tend to repay more rapidly, which reduces current and future servicing income and generally reduces the value of MSRs; in an increasing interest rate environment, prepayments tend to decrease, which increases expected future servicing income and enhances the fair value of MSRs. When rates rise followed by a flat or inverted yield curve, certain ARM loans tend to prepay quickly as borrowers seek the stability of fixed rates.

Interest rate risk management at times involves modifying the repricing characteristics of certain assets and liabilities so that the changes in interest rates do not have significant negative effect on net interest income, net interest margin and cash flow. As such, the Bank may enter into various types of transactions that involve interest rate exchange agreements (interest rate swap, cap and floor agreements) to match the interest rate sensitivity of assets and liabilities.

The Bank originates certain mortgage loans with the intention of selling these loans to investors. For single family mortgage loans that the Bank originates and holds for sale to investors, the Bank enters into interest rate lock commitments (“IRLCs”) when originating the loans whereby the interest rate on the loan paid by the borrower is set prior to funding. IRLCs do not qualify as hedges. However, the interest rate exposure is economically hedged by the forward loan sale commitment to the investor. At September 30, 2006, the notional principal amount of the IRLCs was $27.5 million and the notional principal amount of forward loan sale commitments was $70.9 million; the difference between the notional amounts of IRLCs and forward loan sale commitments is attributable to loans already funded but not yet delivered to investors.

At least quarterly, management measures and evaluates the potential effects of interest rate movements on earnings through the interest rate sensitivity “gap” analysis and the use of an earnings simulation model. The repricing and maturity gap measures the extent to which the interest rates on the Bank’s assets and liabilities reprice or mature at different times, including the impact of interest rate exchange agreements. The gap analysis reflects contractual repricings and maturities of principal cash flows, adjusted for estimated prepayments on loans and investments. The Bank’s Board of Directors has established limits on the amount of gap mismatch, expressed as a percentage of total assets.

The Bank’s one-year cumulative gap at September 30, 2006 was a negative 9.9%, compared with a negative 7.2% at September 30, 2005, as a result of a combination of an increase in short-term funding and the continuing popularity of hybrid ARM loans that are fixed-rate loans for an intermediate term. The gap analysis provides a static view of the interest rate risk at a specific point in time; it does not measure the relative sensitivity of assets and liabilities to changes in market interest rates nor certain optionalities embedded in the Bank’s balance sheet, such as the contractual caps and floors. Accordingly, the Bank combines the use of gap analysis with the use of an earnings simulation model that provides a dynamic assessment of interest rate sensitivity.

The following table presents the interest rate gap analysis of the Bank’s assets and liabilities, which would vary substantially if different assumptions were used or if actual experience differed from the assumptions set forth.

Repricing and Maturing Term	6 Months or Less	>6 to 12 Months	>1 to 5 Years	>5 Years	Not Rate Sensitive	Total
($ in millions)
Assets
Cash and investments	$1,335.7	$31.5	$189.2	$758.8	$—	$2,315.2
Loans (1)	4,250.4	400.8	2,515.5	434.2	—	7,600.9
Loans held for sale	150.6	—	—	—	—	150.6
FHLB stock	89.2	—	—	—	—	89.2
Other assets	—	—	—	156.9	400.4	557.3

Total assets	5,825.9	432.3	2,704.7	1,349.9	400.4	$10,713.2

Liabilities and Stockholders’ Equity
Transaction accounts (2)	3,758.6	—	928.5	—	1,179.3	$5,866.4
Certificates of deposit	1,393.6	425.2	173.0	0.3	—	1,992.1
FHLB advances	1,732.0	—	166.5	—	—	1,898.5
Subordinated notes	—	—	—	63.8	—	63.8
Minority interests	—	7.0	29.6	112.0	—	148.6
Other liabilities	—	—	—	—	109.6	109.6
Stockholders’ equity	—	—	—	115.0	519.2	634.2

Total liabilities and equity	6,884.2	432.2	1,297.6	291.1	1,808.1	$10,713.2

Repricing gap-positive (negative)	$(1,058.3)	$0.1	$1,407.1	$1,058.8	$(1,407.7)

Cumulative repricing gap:
Dollar amount	$(1,058.3)	$(1,058.2)	$348.9	$1,407.7
Percent of total assets	(9.9)%	(9.9)%	3.3%	13.1%

(1)	Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such loans are generally adjustable monthly, semiannually, or annually based upon changes in the LIBOR, Prime rate, COFI, CMT, or the 12-MAT, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.

(2)	All checking, passbook and MMA accounts are contractually subject to immediate rate adjustment or withdrawal. Noninterest-bearing demand deposits are classified as not rate sensitive and NOW checking deposits are observed to have stable, longer-lived balances.

The Bank uses a simulation model to measure the hypothetical changes in its net interest income resulting from various rate scenarios. Simulations involve a degree of estimation based on certain assumptions that management believes to be reasonable. The Bank’s earnings simulation model incorporates various assumptions, which have a significant impact on the results, such as: 1) the repricing characteristics for market rate sensitive instruments on and off the balance sheet, 2) varying loan prepayment speeds for given rate scenarios, 3) differing sensitivity of financial instruments due to type of adjustable rate index, 4) the effect of interest rate floors, periodic loan caps and life time loan caps, 5) the timing of changes in interest rates and 6) shifts or rotations in the yield curves. Because of limitations inherent in any methodology used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on the Bank. Other forward-looking assumptions include changes in the volume and product mix of loans, investments, deposits and other funding sources and the pricing of those products.

Hypothetical changes to the Bank’s net interest income between a flat rate scenario and a rising or declining rate scenario, measured over a two-year period beginning October 1, 2006, are presented in the following table.

The projections assume parallel shifts in the yield curve of 200 basis points in even increments over the first twelve months, followed by rates held constant thereafter.

	Estimated Increase (Decrease) in Net Interest Income
Change in Market Interest Rates	First Year	Second Year
+200 basis points over the next 12 months	(1.0)%	7.0%
Flat Rate – no change in rates	—%	—%
–200 basis points over the next 12 months	0.9%	(7.9)%

The simulation results indicate a liability sensitive position in the near term as the Bank has temporarily funded fixed-rate and hybrid ARM loans with short-term borrowings over the past several quarters. In the near term, as short-term borrowing rates move with changes in fed funds, a rising rate environment causes the Bank’s interest cost to rise faster than its interest income from a relatively slower repricing asset portfolio. This results in a reduction in net interest income. As market rates stabilize, the cash flow from maturing assets reinvested in higher-yielding assets result in growth in interest income that outpaces the growth in interest expense from funding rate increases. In a falling rate environment, the decline in interest expense outpaces the decline in interest income, generating higher net interest income. As market rates flatten, the cash flow from maturing assets reinvested in progressively lower yielding assets cause the net interest income reduction.

The above simulation does not contemplate all the actions the Bank may undertake in response to changes in market interest rates, such as changing loan, investment, deposit, or hedging strategies. Since the net interest income estimates are based upon numerous assumptions, including the size of the average balance sheet, the Bank’s actual sensitivity to interest rate changes could vary significantly if actual experience differs from those assumptions used in making the calculations.

Non-parallel yield curve shifts or changes in interest rate spreads would cause the Bank’s net interest income to be different from that projected. A continuation of the recent flat to inverted yield curve environment, which occurs when the short-term market rates rise faster than long term rates, as has been the experience over the past eighteen months or so, could reduce the Bank’s projected net interest income. This may occur because the spread between the Bank’s interest earning assets, which contain fixed rate assets and adjustable rate assets tied to lagging indices such as COFI and 12 MAT, and the Bank’s interest-bearing liabilities, which contain deposits that track short-term market rates, may be compressed if the cost of liabilities rises faster than yields on longer term assets.

The Bank also measures the change in the value of the Bank’s equity through a cash flow calculation referred to as the economic value of equity (“EVE”). The EVE is the net value of all assets, liabilities and off-balance sheet items. This analysis is sensitive to certain key assumptions about the nature of indeterminate maturities of liquid deposits, prepayment speeds and the discount rate used for each financial instrument. The Board of Directors has established certain limits on the volatility of EVE. The volatility is expressed as the percentage change in EVE under immediate and parallel up and down shifts of 200 basis points in interest rates from a stable market rate environment. The Bank complies with the policy limit set forth by the Board of Directors.

The Bank’s asset and liability management policies have a direct effect on the fair value estimates of its financial instruments. Because market interest rates change throughout the year, interest rates at the end of each year will vary from those in effect at the time the Bank took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. As a result of such market rate changes, the Bank’s loans, deposits and borrowings have fair values at September 30, 2006 that differ from their carrying amounts. Other factors affecting the Bank’s estimates of fair value include the conditions in the secondary market for single family mortgages and the credit risk and liquidity risk assumptions used in these calculations.

Item 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by SEC rules, the Bank carried out an evaluation of the effectiveness of the design and operation of its “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act as of the end of the period covered by this report. The Bank’s management, including the Bank’s chief executive officer and chief financial officer, supervised and participated in the evaluation. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Bank’s disclosure controls and procedures, as of September 30, 2006, were effective for providing reasonable assurance that information required to be disclosed by the Bank in such reports was accumulated and communicated to the Bank’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no significant changes in the Bank’s internal control over financial reporting during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1.	Legal Proceedings.

Not applicable.

Item 1A.	Risk Factors.

There are risks, many beyond the Bank’s control, which could cause the Bank’s results to differ significantly from management’s expectations. Some of these factors are described in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2005 and in information incorporated by reference into that report from other documents, including the Bank’s 2005 Annual Report to Stockholders. Any factor described in the Bank’s 2005 Form 10-K or in this report could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in the Bank’s 2005 Form 10-K or in this report that could cause results to differ from the Bank’s expectations.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3.	Defaults Upon Senior Securities.

Not applicable.

Item 4.	Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 5.	Other Information.

The Bank uses the services of three accounting firms. At the Bank’s 2006 Annual Meeting, KPMG LLP was elected as the Bank’s independent registered public accounting firm for 2006; KPMG LLP has served in this capacity since 1989. Since June 2000, the Bank has engaged the firm of PricewaterhouseCoopers LLP to perform internal audit services on an outsource basis. Additionally, since 1995, the firm of Deloitte & Touche LLP has performed an independent review of the Bank’s credit administration function including the assignment and monitoring of loan grades. All of these firms provide reports directly to the Bank’s Audit Committee.

Item 6.	Exhibits.

11.1	Statement of Computation of Earnings Per Share.

31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to §906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to §906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST REPUBLIC BANK

(Registrant)

Date:	November 8, 2006	/s/	Willis H. Newton, Jr.

Willis H. Newton, Jr.
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date:	November 8, 2006	/s/	Ignacio Alferos, Jr.

Ignacio Alferos, Jr.
Senior Vice President and Controller
(Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
11.1	Statement of Computation of Earnings Per Share.

31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. 7m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to §906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to §906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 11.1

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,		Nine months Ended September 30,
	2006	2005	2006	2005
Basic EPS
Net income available to common stockholders	$15,533,000	$14,285,000	$46,274,000	$39,623,000

Weighted average shares:
Outstanding, including treasury shares, beginning of period	26,103,059	24,966,767	26,103,059	24,966,767
Stock from exercised options	267,692	361,868	152,687	244,358
Vested under restricted stock grants	29,912	8,165	20,638	19,134
Shares issued in offering	—	301,304	—	101,538
Stock issued as deferred payments for acquisitions	48,839	58,901	40,610	49,192
Stock purchased by employees	7,684	10,480	4,589	6,230
Deferred equity units	25,156	21,263	16,217	15,009
Treasury shares	(673,835)	(1,106,476)	(703,125)	(1,161,428)

Wtd. avg. common shares outstanding	25,808,507	24,622,272	25,634,675	24,240,800

Net income per share—basic	$0.60	$0.58	$1.81	$1.63

Diluted EPS
Net income available to common stockholders	$15,533,000	$14,285,000	$46,274,000	$39,623,000
Adjustments to net income (1)	58,000	58,000	174,000	174,000

Adjusted net income for diluted EPS calculation	$15,591,000	$14,343,000	$46,448,000	$39,797,000

Weighted average shares:
Common shares outstanding	25,808,507	24,622,272	25,634,675	24,240,800
Dilutive stock options under the treasury stock method	886,642	1,037,605	886,158	1,021,433
Restricted stock not vested	288,838	261,154	181,606	172,918
Issuable upon conversion of convertible preferred stock (1)	343,530	343,530	343,530	343,530
Contingently issuable shares (2)	74,747	140,533	62,153	117,369

Adjusted wtd. avg. common shares outstanding	27,402,264	26,405,454	27,108,122	25,896,050

Net income per share—diluted	$0.57	$0.54	$1.71	$1.54

(1)	In June 2001, FRPCC issued Series C preferred stock that is convertible into the Bank’s common stock at a conversion price of $20.38. The diluted EPS calculation includes the number of shares that would be outstanding if all such convertible preferred stock shares were converted to the Bank’s common stock. The Bank adjusts reported net income available to common stockholders for the effect of dividends on the convertible preferred stock, net of taxes.

(2)	The amount is an estimate of the number of contingently issuable shares that will be issued in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy. The exact number of shares cannot be calculated prior to issuance.

EXHIBIT 31.1

CERTIFICATION

I, James H. Herbert, II certify that:

1.	I have reviewed this report on Form 10-Q of First Republic Bank;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and we have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	November 8, 2006	/s/ James H. Herbert, II
		Name:	James H. Herbert, II
		Title:	President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Willis H. Newton, Jr., certify that:

1.	I have reviewed this quarterly report on Form 10-Q of First Republic Bank;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and we have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	November 8, 2006	/s/ Willis H. Newton, Jr.
		Name:	Willis H. Newton, Jr.
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the President and Chief Executive Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ James H. Herbert, II	Date:	November 8, 2006
James H. Herbert, II
President and Chief Executive Officer

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the Executive Vice President and Chief Financial Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Willis H. Newton, Jr.	Date:	November 8, 2006
Willis H. Newton Jr.
Executive Vice President and Chief Financial Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

All expenses other than the registration fee, the NASD fee and the NYSE listing fee are estimated.

Amount to be Paid
SEC registration fee	$12,305
NYSE listing fee	19,200
Printing and engraving expenses	250,000
Legal fees and expenses	450,000
Accounting fees and expenses	80,000
Miscellaneous fees and expenses	188,495

Total	$1,000,000

Item 32.    Sales to Special Parties.

None.

Item 33.    Recent Sales of Unregistered Securities.

Not applicable.

Item 34.    Indemnification of Directors and Officers.

FRPCC is a Nevada corporation. Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statues as in effect from time to time, or any successor statute thereto (the “NGCL”). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney’s fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

Subsection 2 of Section 78.7502 of the NCGL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party’s acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by or ordered by a court pursuant to Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the Bank’s liability insurance policy.

Our directors, officers, employees and agents, because they are also directors, officers, employees or agents of the Bank and because the Bank’s bylaws provide substantially similar rights to indemnification, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank’s bylaws. Because the Bank is organized under Nevada law, the same provisions of the NGCL described above also apply to these indemnification rights.

Item 35.    Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.    Financial Statements and Exhibits.

(a)	Financial Statements

See page F-1 of the prospectus for a list of the financial statements included as part of the prospectus.

(b)	Exhibits

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement by and among First Republic Preferred Capital Corporation, First Republic Bank and the underwriters.†

3.1

Articles of Incorporation of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.2

Amendment to Articles of Incorporation of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-106141), filed on June 16, 2003.)

3.3	Amendment to Articles of Incorporation of First Republic Preferred Capital Corporation.†

3.4

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series A Preferred Shares. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.5

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series B Preferred Shares. (Incorporated by reference to Exhibit 3.3 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

3.6

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series C Preferred Shares. (Incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.7

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series D Preferred Shares. (Incorporated by reference to Exhibit 3 to the Registrant’s Report on Form 8-K (File No. 000-33461), filed on June 24, 2003.)

3.8	Form of Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series E Preferred Shares.*

3.9

Code of Bylaws of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

4.1	Specimen certificate representing the Noncumulative Series E Preferred Shares.†

5.1	Opinion of Lionel, Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to the Noncumulative Series E Preferred Shares.†

8.1	Opinion of White & Case LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.†

10.1

Master Loan Purchase and Servicing Agreement between First Republic Preferred Capital Corporation and First Republic Bank. (Incorporated by reference to Exhibit 10.1 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

10.2

Advisory Agreement between First Republic Preferred Capital Corporation and First Republic Bank. (Incorporated by reference to Exhibit 10.2 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

12.1	Statement regarding computation of ratio of earnings to fixed charges.*

23.1	Consent of KPMG LLP regarding First Republic Preferred Capital Corporation.*

EXHIBIT NO.	DESCRIPTION

23.2	Consent of KPMG LLP regarding First Republic Bank.*

23.3	Consent of Lionel Sawyer & Collins. (Included in Exhibit 5.)†

23.4	Consent of White & Case LLP. (Included in Exhibit 8.)†

24.1	Powers of Attorney. (Included on signature page hereto.)

*	Filed herewith.

†	To be filed by amendment.

Item 37.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 34 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    We will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 30th day of November 2006.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

By:	/s/ WILLIS H. NEWTON, JR.
Willis H. Newton, Jr.
Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW THAT ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James J. Baumberger and Willis H. Newton, Jr. (each with full power to act alone), his or her true and lawful attorney-in-fact and agent with full power of substitution, in the name and on behalf of the undersigned, to do any and all acts and things and to execute any and all instruments which said attorney and agent may deem necessary or advisable to enable First Republic Preferred Capital Corporation (the “Registrant”) to comply with the Securities Act of 1933, as amended, and with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the SEC in respect thereof in connection with this Registration Statement and any and all amendments thereto or reports that the Registrant is required to file pursuant to the requirements of federal or state shares laws or any rules and regulations thereunder. The authority granted under this Power of Attorney shall include, but not be limited to, the power and authority to sign the name of the undersigned in the capacity or capacities set forth below to any and all amendments (including post-effective amendments) to this Registration Statement, and to any and all instruments filed as a part of or in connection with that Registration Statement; and each of the undersigned hereby ratifies and confirms all that the attorney-in-fact and agent shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Name	Title	Date

/s/ JAMES J. BAUMBERGER James J. Baumberger	President and Director (Principal Executive Officer)	November 30, 2006

/s/ WILLIS H. NEWTON, JR. Willis H. Newton, Jr.	Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	November 30, 2006

/s/ EDWARD J. DOBRANSKI Edward J. Dobranski	Vice President, General Counsel and Director	November 30, 2006

/s/ JULIE N. MIYACHI Julie N. Miyachi	Vice President, Operations and Director (Principal Accounting Officer)	November 30, 2006

/s/ THOMAS A. CUNNINGHAM Thomas A. Cunningham	Director	November 30, 2006

Name	Title	Date

/s/ JERRY LYKINS Jerry Lykins	Director	November 30, 2006

/s/ BARRANT V. MERRILL Barrant V. Merrill	Director	November 30, 2006

/s/ LINDA G. MOULDS Linda G. Moulds	Director	November 30, 2006

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement by and among First Republic Preferred Capital Corporation, First Republic Bank and the underwriters.†

3.1

Articles of Incorporation of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.2

Amendment to Articles of Incorporation of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-106141), filed on June 16, 2003.)

3.3	Amendment to Articles of Incorporation of First Republic Preferred Capital Corporation.†

3.4

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series A Preferred Shares. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.5

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series B Preferred Shares. (Incorporated by reference to Exhibit 3.3 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

3.6

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series C Preferred Shares. (Incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

3.7

Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series D Preferred Shares. (Incorporated by reference to Exhibit 3 to the Registrant’s Report on Form 8-K (File No. 000-33461), filed on June 24, 2003.)

3.8	Form of Certificate of Designations of First Republic Preferred Capital Corporation relating to the Noncumulative Series E Preferred Shares.*

3.9

Code of Bylaws of First Republic Preferred Capital Corporation. (Incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on October 31, 2001.)

4.1	Specimen certificate representing the Noncumulative Series E Preferred Shares.†

5.1	Opinion of Lionel, Sawyer & Collins, counsel to First Republic Preferred Capital Corporation, relating to the Noncumulative Series E Preferred Shares.†

8.1	Opinion of White & Case LLP, counsel to First Republic Preferred Capital Corporation, relating to certain tax matters.†

10.1

Master Loan Purchase and Servicing Agreement between First Republic Preferred Capital Corporation and First Republic Bank. (Incorporated by reference to Exhibit 10.1 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

10.2

Advisory Agreement between First Republic Preferred Capital Corporation and First Republic Bank. (Incorporated by reference to Exhibit 10.2 to Amendment 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-72510), filed on December 7, 2001.)

12.1	Statement regarding computation of ratio of earnings to fixed charges.*

23.1	Consent of KPMG LLP regarding First Republic Preferred Capital Corporation.*

23.2	Consent of KPMG LLP regarding First Republic Bank.*

23.3	Consent of Lionel Sawyer & Collins. (Included in Exhibit 5.)†

23.4	Consent of White & Case LLP. (Included in Exhibit 8.)†

24.1	Powers of Attorney. (Included on signature page hereto.)

*	Filed herewith.

†	To be filed by amendment.